Exhibit 99.14

CENTERRA GOLD INC.

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

NI 43-101 Technical Report

Qualified Persons:

Slobodan Jankovic, P.Geo.

Boris Kotlyar, P.Geo.

Kevin P.C.J. D’Souza, MEng, ARSM, CEng, FIMMM, FRGS

Anna Malevich, P.Eng.

Catherine A. Taylor, P.Eng.

Mei Shelp, P.Eng.

Kumar Sriskandakumar, P.Eng.

Luiz Castro, P.Eng.

Esteban Hormazabal, FAIMM

Hamish Weatherly, P.Geo.

Lukas Arenson, P.Eng.

Date: February 24, 2021

Effective Date: July 1, 2020

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Cover Page 1

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

CERTIFICATE OF QUALIFIED PERSON SLOBODAN JANKOVIC

I, Slobodan Jankovic, state that:

(a)	I am a Senior Director Technical Services at:

Centerra Gold Inc.

1 University Avenue, Ste 1500

Toronto, ON, M5J 2P1

(b)	This certificate applies to the technical report titled be Technical Report on the Kumtor Mine, Kyrgyz Republic, NI 43-101 Technical Report with an effective date of July 1, 2020.

(c)

I am a “qualified person” for the purposes of National Instrument 43-101 (the “Instrument”). My qualifications as a qualified person are as follows. I am a graduate of the University of Belgrade, The Faculty of Mining and Geology with the bachelor’s degree in Geology. I graduated in 1986 with the specialization in Mineral Exploration and Mining Geology upon which I have completed the post graduate study with the same specialization. I am a member of the Association of Professional Geoscientists of Ontario, APGO license number 1388. My relevant experience after graduation and over 35 years for the purpose of the Technical Report includes working on the resource estimates at one of the world largest copper – gold porphyry deposits in the Timok region. I have developed further relevant experience working for Vale-Inco, HudBay Minerals, Wardrop Engineering and Detour Gold as the chief geologist. The most recent experience before joining Centerra Gold in January 2019 included work with Scotia Bank Investment banking during which I was responsible for many resource evaluations and due diligence evaluations worldwide.

(d)	My most recent personal inspection of each property described in the Technical Report occurred on February 4th, 2020 and was for a duration of 4 days.

(e)	I am responsible for Item (s) 1.1; 1.12; 1.13; 1.8; 1.9; 1.11, 1.20, 1.21; 2-5; 11; 12; 14, 15; 16; 25, 26 of the Technical Report.

(f)	I am not independent of the issuer as described in section 1.5 of the Instrument.

(g)

My prior involvement with the property that is the subject of the Technical Report is as follows. I have been actively working in collaboration with the mine geologist and exploration team of the Kumtor operation on the proper geological, structural, and geochemical understanding and interpretation. I have reviewed and guided to some extent the grade control and model and the relevant production data including the production reconciliation. In addition, I have been involved in implementing the proper geo-metallurgical program including samples collection which would be supplemented by the updated recovery model.

(h)	I have read National Instrument 43-101. The part of the Technical Report for which I am responsible has been prepared in compliance with this Instrument; and

(i)

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Toronto, this 16 day of February 2021.

(original signed and sealed) Slobodan Jankovic

Slobodan Jankovic Association of Professional Geoscientists of Ontario, APGO, license number 1388

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Certificates of Qualified Persons 1

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

CERTIFICATE OF QUALIFIED PERSON BORIS KOTLYAR

I, Boris Kotlyar state that:

(a)	I am Chief Geologist, Global Exploration at:

Centerra Gold Inc.,

1 University Avenue, Suite 1500

Toronto, Canada, M5J 2P1.

(b)	This certificate applies to the technical report titled “Technical Report on the Kumtor Mine Kyrgyz Republic, NI 43-101 Technical Report” with an effective date of July 1, 2020.

(c)

I am a “qualified person” for the purposes of National Instrument 43-101 (the “Instrument”). My qualifications as a qualified person are as follows: I am a graduate of Moscow State University with a M.Sc. Degree in Geology and Exploration, 1975, and am registered, since 2009, with American Institute of Professional Geologists (AIPG) as a Certified Professional Geologist in the USA (AIPG # 27278), as well as a Fellow of SEG (#439501) since 1996.

(d)	My relevant experience after graduation and over the past 45 years for the purpose of the Technical Report includes visits to the Kumtor Mine numerous times over the course the last 15 years.

(e)	My most recent personal inspection of each property described in the Technical Report occurred on February 2020 and was for a duration of 10 days.

(f)	I am responsible for Item Sections 1.4 –1.8, 1.20, 1.21, 6.1, 6.2, 7, 8, 9, 10, 11, 23, 25 and 26 of the Technical Report.

(g)	I am not independent of the issuer as described in section 1.5 of the Instrument.

(h)

My prior involvement with the property that is the subject of the Technical Report is as follows. I have had extensive prior in—depth involvement from an exploration viewpoint since 2004 with the Kumtor Mine.

(i)	I have read National Instrument 43-101. The parts of the Technical Report for which I am responsible have been prepared in compliance with this Instrument; and

(j)

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of Technical Report for which I am responsible, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Hayward, California this 15 day of February 2021

(original signed) Boris Kotlyar

Boris Kotlyar, M.Sc., P. Geo., AIPG # 27278

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Certificates of Qualified Persons 2

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

CERTIFICATE OF QUALIFIED PERSON KEVIN P.C.J. D`SOUZA

I, Kevin PCJ D`Souza, state that:

(a)	I am a Vice President Security, Sustainability & Environment at:

Centerra Gold Inc.

One University Avenue, Suite 1500,

Toronto, Ontario, M5J 2P1

(b)	This certificate applies to the technical report titled Technical Report on The Kumtor Mine, Kyrgyz Republic, NI 43-101 Technical Report with an effective date of: July 1, 2020.

(c)

I am a “qualified person” for the purposes of National Instrument 43-101 (the “Instrument”). My qualifications as a qualified person are as follows. I am a graduate of Royal School of Mines, Imperial College of Science Technology and Medicine University of London, UK in 1993 with a 1st Class Master’s (MEng) degree in Mining Engineering. I am registered as a Charted Engineer (1997, Reg.500601) through the UK’s Institute of Materials, Minerals and Mining (IMMM).

I have worked as a sustainability and environment professional in the mining industry for a total of 27 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•

Worked in a wide range of operational, managerial and leadership roles that range from remote exploration camps, mine construction sites, operational mines and closure sites, to Corporate and Ministerial offices, with a focus on environmental management, sustainability and mine security.

•

Managed sustainable mining programs for major NGOs and worked for International Funding Institutions (IFIs) supporting emerging market Governments on macro-level mining and environmental policy reform and investment programs (including the World Bank, IFC, EBRD, ILO, USAID and the UK’s DFID)

•

Worked for, or as a consultant, with numerous junior exploration and mining companies and also many of the industry’s majors including Barrick Gold, AngloGold Ashanti, Gold Fields, Rio Tinto, BHP Billiton, Kinross and De Beers.

•	Direct mining experience in around fifty countries worldwide largely in Asia, Latin America and sub-Saharan Africa.

(d)

I have visited the Kumtor sites many times over the last seven years and my most recent personal inspection of the property described in the Technical Report occurred on 22nd September 2019 and was for a duration of five days.

(e)	I am responsible for Items 1.17, 1.20, 1.21, 20, 25, 26 of the Technical Report.

(f)	I am not independent of the issuer as described in section 1.5 of the Instrument.

(g)

My prior involvement with the property that is the subject of the Technical Report is as follows. Since 2013, I have been actively working in collaboration with the Kumtor Environment, Security and Sustainability teams providing training; corporate governance and guidance; and support on implementing international ESG best practices.

(h)	I have read National Instrument 43-101. The part of the Technical Report for which I am responsible has been prepared in compliance with this Instrument: and

(i)

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the part of the Technical Report for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Toronto, Ontario this 24 day of February 2021.

(original signed) Kevin D’Souza

KEVIN PCJ D`SOUZA MEng, ARSM, CEng, FIMMM, FRGS

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Certificates of Qualified Persons 3

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

CERTIFICATE OF QUALIFIED PERSON ANNA MALEVICH

I, Anna Malevich, state that:

(a)	I am the Director Process Engineering at:

Centerra Gold Inc.

1 University Avenue, Suite 1500

Toronto, Ontario, M5J 2P1

(b)	This certificate applies to the technical report titled Technical Report on The Kumtor Mine, Kyrgyz Republic, NI 43-101 Technical Report with an effective date of: July 1, 2020.

(c)

I am a “qualified person” for the purposes of National Instrument 43-101 (the “Instrument”). My qualifications as a qualified person are as follows. I am a graduate of The University of Toronto with a BASc in Chemical Engineering, awarded in 1993. I am a Professional Engineer with Professional Engineers Ontario License# 90405507. My relevant experience after graduation and over 25 years for the purpose of the Technical Report includes engineering design, operation, and optimization of metallurgical extraction, recovery, and treatment processes.

(d)	My most recent personal inspection of each property described in the Technical Report occurred on Monday, February 10 to Saturday, February 15, 2020 and was for a duration of 5 days.

(e)	I am responsible for Item(s) 1.2, 1.3, 1.10, 1.14, 1.18, 1.19, 1.20, 1.21, 6.3, 13, 15.2, 17, 19, 21, 22, 25, 26 of the Technical Report.

(f)	I am not independent of the issuer as described in section 1.5 of the Instrument.

(g)

My prior involvement with the property that is the subject of the Technical Report is as follows. In my position with Centerra Gold Inc., I assist with ongoing projects and provide general metallurgical assistance. In addition, during my previous employment at Inco Technical Services, I assisted site personnel with the design and implementation of their tailing solution treatment process.

(h)	I have read National Instrument 43-101. The part of the Technical Report for which I am responsible has been prepared in compliance with this Instrument; and

(i)

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the part of Technical Report for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Toronto, Ontario this 16 day of February 2021.

(original signed and sealed) Anna M. Malevich

Anna Malevich, PEO License Number 90405507

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Certificates of Qualified Persons 4

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

CERTIFICATE OF QUALIFIED PERSON CATHERINE A. TAYLOR

I, Catherine A. Taylor state that:

(a)	I am the Vice President Risk & Insurance at:

Centerra Gold Inc.

1 University Avenue, Ste 1500

Toronto, ON, M5J 2P1

(b)	This certificate applies to the technical report titled Technical Report on The Kumtor Mine, Kyrgyz Republic, NI 43-101 Technical Report with an effective date of: July 1, 2020.

(c)

I am a “qualified person” for the purposes of National Instrument 43-101 (the “Instrument”). My qualifications as a qualified person are as follows. In 1982 I graduated from McMaster University, Hamilton, Ontario, Canada with a Bachelor of Engineering & Management (Civil) degree. I am a member of the Professional Engineers, Ontario License #90291873. My relevant experience after graduation and for the purpose of the Technical Report includes working in technical and risk management positions for the past 39 years in a variety of industries including oil & gas, chemicals, construction, public safety, financial services, and mining. Prior to joining Centerra, I held senior risk management roles at mining companies Barrick Gold Corporation and Kinross Gold Corporation.

(d)	My most recent personal inspection of each property described in the Technical Report occurred on March 10, 2019 and was for a duration of five (5) days.

(e)	I am responsible for Sections 1.20, 24 and 25 of the Technical Report.

(f)	I am not independent of the issuer as described in section 1.5 of the Instrument.

(g)

My prior involvement with the property that is the subject of the Technical Report is as follows. I am responsible for the Enterprise Risk Management program of Centerra Gold Inc. As such, I am responsible for ensuring that risks from all sources which threaten our properties and operations are identified, assessed, mitigated and monitored.

(h)	I have read National Instrument 43-101. The part of the Technical Report for which I am responsible has been prepared in compliance with this Instrument; and

(i)

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the part of Technical Report for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Toronto, Ontario this 15 day of February 2021.

(original signed and sealed) Catherine A. Taylor

CATHERINE A. TAYLOR, P.Eng.

Professional Engineers Ontario License # 90291873

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Certificates of Qualified Persons 5

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

CERTIFICATE OF QUALIFIED PERSON MEI LIN SHELP

I, MEI LIN SHELP, state that:

(a)	I am a Senior Manager, Water Management at:

Centerra Gold Inc.

1 University Avenue, Suite 1500

Toronto, Ontario, M5J 2P1

(b)	This certificate applies to the technical report titled Technical Report on The Kumtor Mine, Kyrgyz Republic, NI 43-101 Technical Report with an effective date of: July 1, 2020.

(c)

I am a “qualified person” for the purposes of National Instrument 43-101 (the “Instrument”). My qualifications as a qualified person are as follows. I am a graduate of University of Guelph with a M.Sc. (1993) and a Ph.D in Earth Science (1997). I am a Professional Engineer with Professional Engineers Ontario. My relevant experience after graduation and over 20 years for the purpose of the Technical Report includes hydrology and mine water management.

(d)	I have not visited the Kumtor Mine. The recent site visit planned for 2020 has been delayed due to COVID-19 travel restriction and lockdown.

(e)	I am responsible for Items 1.16, 1.20, 1.21, 18.1, 18.2, 25 and 26 of the Technical Report.

(f)	I am not independent of the issuer as described in section 1.5 of the Instrument.

(g)

My prior involvement with the property that is the subject of the Technical Report is as follows. In my role with Centerra since 2018, I have provided technical support to the design and operation of the water and tailings management facilities to comply with the local and international standards.

(h)	I have read National Instrument 43-101. The part of the Technical Report for which I am responsible has been prepared in compliance with this Instrument; and

(i)

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the part of Technical Report for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Guelph, Ontario this 16 of February 2021.

(original signed and sealed) Mei Lin Shelp

Mei Lin Shelp, Professional Engineer Ontario Lic# 100045339

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Certificates of Qualified Persons 6

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

CERTIFICATE OF QUALIFIED PERSON KUMAR SRISKANDAKUMAR

I, Kumar Sriskandakumar, state that:

(a)	I am a Senior Geotechnical Engineer at:

BGC Engineering Inc.

Suite 500, 980 Howe Street

Vancouver, BC, V6Z 0C8

(b)	This certificate applies to the technical report titled Technical Report on The Kumtor Mine, Kyrgyz Republic, NI 43-101 Technical Report with an effective date of: July 1, 2020.

(c)

I am a “qualified person” for the purposes of National Instrument 43-101 (the “Instrument”). My qualifications as a qualified person are as follows. I am a graduate of the University of Peradeniya, Sri Lanka with a bachelor’s degree (B.Sc.Eng.) in Civil Engineering from 2000, and of the University of British Columbia, Vancouver, BC, Canada with a master’s degree (M.A.Sc.) in Geotechnical Engineering from 2004. I am registered as a Professional Engineer in the Provinces of British Columbia (33087), Ontario (100185107) and Saskatchewan (41102), and the Northwest Territories/Nunavut (3141). My relevant experience after graduation and over 16 years for the purpose of the Technical Report includes tailings management facility design, dam stability and deformation assessments, and dam performance inspections.

(d)

My most recent personal inspection of each property described in the Technical Report occurred on January 28, 2007 and was for a duration of 7 days. The recent site visit planned for 2020 has been delayed due to COVID-19 travel restriction and lockdown.

(e)	I am responsible for Items 1.15, 1.20, 1.21, 18.4, 25 and 26 of the Technical Report.

(f)	I am independent of the issuer as described in section 1.5 of the Instrument.

(g)	My prior involvement with the property that is the subject of the Technical Report is as follows. Design support for the main tailings dam raises since 2005.

(h)	I have read National Instrument 43-101. The part of the Technical Report for which I am responsible has been prepared in compliance with this Instrument; and

(i)

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the part of Technical Report for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC this 15 of February 2021.

(original signed and sealed) Kumar Sriskandakumar

Kumar Sriskandakumar, M.A.Sc., P.Eng. (BC (33087), NT/NU (3141), ON (100185107), SK (41102))

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Certificates of Qualified Persons 7

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

CERTIFICATE OF QUALIFIED PERSON LUIZ CASTRO

I, Luiz Castro, state that:

a)	I am a Principal, Senior Rock Mechanics Engineer at:

Golder Associates Ltd.

6925 Century Avenue, Suite #100,

Mississauga, Ontario, Canada L5N 7K2

b)	This certificate applies to the technical report titled Technical Report on The Kumtor Mine, Kyrgyz Republic, NI 43-101 Technical Report with an effective date of: July 1, 2020.

c)	I am a “qualified person” for the purposes of National Instrument 43-101 (the “Instrument”). My qualifications as a qualified person are as follows: I hold the following academic qualifications:

Ph.D. (Rock Mechanics), University of Toronto, 1996

M.Sc. (Soil Mechanics), New University of Lisbon, Portugal, 1987

B.Sc. (Civil Engineering), Catholic University of Rio de Janeiro, Brazil, 1980

d)	I am a registered Professional Engineer in the Province of Ontario (membership number 90517921) since 1997.

e)

My relevant experience after graduation and over the past 40 years includes: geotechnical and hydrogeological field investigations, elaboration of 3D geotechnical model, 2D and 3D complex numerical modelling, open pit slope design, slope performance audit, geotechnical review board, crown pillar design, interaction between open pit and underground mining, geotechnical hazard assessment, open pit and underground geotechnical due diligence. I have been the lead rock mechanics engineer and has managed several underground and open pit projects from Scoping Level to Feasibility Level to Operations, located in five continents.

f)

I am the senior reviewer for the following Golder’s reports prepared for Kumtor Gold Company: “Sarytor and Southwest Pits slope Stability Assessment date August 2020”, “Slope Stability Assessment of Hockey Stick Pushback dated September 2020”, “Slope Stability Assessment of Cutback CB22, dated October 2020”. These reports were used as reference in portions of Sections 25 and 26 of the Technical Report.

g)	My most recent personal inspection of each property described in the Technical Report occurred on February 2020 and was for a duration of 5 days.

h)	I am responsible for Item Sections 1.20, 1.21, 15.2, 25, 26 of the Technical Report.

i)	I am independent of the issuer in accordance with the application of Section 1.5 of National Instrument 43-101.

j)	My prior involvement with the property that is subject of the Technical Report has been to carry out Geotechnical Pit Slope Reviews with site visits in 2019.

k)

I have read the Technical Report and at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the portions of the Technical Report for which I have contributed, and the Golder Associates reports that have been used as reference, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Toronto, Ontario this 18 day of February 2021.

(original signed and sealed) Luiz Castro

Luiz Castro, PhD., P.Eng. Professional Engineers Ontario #90517921

Tel: (905) 567-4444

Fax: (905) 567-6561

Email: lcastro@golder.com

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Certificates of Qualified Persons 8

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

CERTIFICATE OF QUALIFIED PERSON ESTEBAN HORMAZABAL ZUÑIGA

I, Esteban Hormazabal Zuñiga, state that:

(a)	I am a Corporate Consultant at:

SRK Consulting Chile SpA.

Av. Vitacura 2939, 5th Floor, Las Condes

Santiago, Chile, 7550000

(b)	This certificate applies to the technical report titled Technical Report on The Kumtor Mine, Kyrgyz Republic, NI 43-101 Technical Report with an effective date of: July 1, 2020.

(c)

I am a “qualified person” for the purposes of National Instrument 43-101 (the “Instrument”). My qualifications as a qualified person are as follows. I am a graduate of University of Santiago of Chile in Mining Engineering awarded in July 1995 with a Master of Science degree in Geophysics from Boston College, Massachusetts, USA, December 2005. I am fellow of the Australian Institute of Mining and Metallurgy (FAusIMM N° 304419), and Competent Person of the Mining Commission of Chile for Resources and Reserves (Mining – Geomechanics), member N°0209 since March 2013. My relevant experience after graduation for the purpose of the Technical Report includes over 25 years specific experience in geotechnical engineering, rock mechanics and geotechnical instrumentation, working in different mining and civil engineering projects around the world. Additionally, I am expert in analysis and geomechanical design of underground mining and surface excavations using 2D and 3D numerical modelling, stability analysis and slope design in open pits and waste dumps.

(d)	My most recent personal inspection of each property described in the Technical Report occurred on November 2020 and was for a duration of 5 days.

(j)	I am responsible for Item sections 1.20, 1.21, 16.3, 25, 26 of the Technical Report.

(k)	I am independent of the issuer as described in section 1.5 of the Instrument.

(g)	I have not had prior involvement with the property that is the subject of the Technical Report.

(h)	I have read National Instrument 43-101. The parts of the Technical Report for which I am responsible have been prepared in compliance with this Instrument; and

(i)

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of Technical Report for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Santiago, Chile this 17 of February 2021.

(original signed) Esteban Hormazabal

Esteban Hormazabal, Mining Engineer, MSc

Australian Institute of Mining and Metallurgy (FAusIMM N° 304419)]

Competent Person of the Mining Commission of Chile for Resources and Reserves N°0209.

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Certificates of Qualified Persons 9

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

CERTIFICATE OF QUALIFIED PERSON HAMISH WEATHERLY

I, Hamish Weatherly, state that:

(a)	I am a Principal Hydrologist at:

BGC Engineering Inc.

Suite 500, 980 Howe Street

Vancouver, BC, V6Z 0C8

(b)	This certificate applies to the technical report titled Technical Report on The Kumtor Mine, Kyrgyz Republic, NI 43-101 Technical Report with an effective date of: July 1, 2020.

(c)

I am a “qualified person” for the purposes of National Instrument 43-101 (the “Instrument”). My qualifications as a qualified person are as follows. I am a graduate of the University of Waterloo, Ontario, Canada in 1993 with a B.Sc. in Applied Earth Sciences, and of the University of British Columbia, Vancouver, BC, Canada in 1996 with a M.Sc. in Geological Sciences. I am registered as a Professional Geoscientist in the Provinces of British Columbia (25567) and Alberta (119399). I have worked as a hydrologist for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is the TSF water balance and the pit water handling system.

(d)

My most recent personal inspection of each property described in the Technical Report occurred on October 12, 2017 and was for a duration of 3 days. The recent site visit planned for 2020 was cancelled due to COVID-19 travel restriction and lockdown.

(e)	I am responsible for Items 1.20, 1.21, 18.3, 18.4, 25 and 26 of the Technical Report.

(f)	I am independent of the issuer as described in section 1.5 of the Instrument.

(g)

My prior involvement with the property that is the subject of the Technical Report is as follows. development of a water balance model for the tailings storage facility and a hydrologic assessment of the open pit dewatering.

(j)	I have read National Instrument 43-101. The part of the Technical Report for which I am responsible has been prepared in compliance with this Instrument; and

(k)

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the part of Technical Report for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC this 22 of February 2021.

(original signed and sealed) Hamish Weatherly

Hamish Weatherly, M.Sc., P.Geo. (BC #25567, AB #119399)

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Certificates of Qualified Persons 10

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

CERTIFICATE OF QUALIFIED PERSON LUKAS U. ARENSON

I, Lukas U Arenson, state that:

(a)	I am a Principal Geotechnical Engineer at:

BGC Engineering Inc.

Suite 500, 980 Howe Street

Vancouver, BC, V6Z 0C8

(b)	This certificate applies to the technical report titled Technical Report on The Kumtor Mine, Kyrgyz Republic, NI 43-101 Technical Report with an effective date of: July 1, 2020.

(c)

I am a “qualified person” for the purposes of National Instrument 43-101 (the “Instrument”). My qualifications as a qualified person are as follows. I am a graduate of ETH Zurich, Switzerland with a doctoral degree in geotechnical engineering from 2002, diploma in civil engineering from 1997, and I am registered as a Professional Engineer in the Province of British Columbia (34723), the Yukon (2131) and the Northwest Territories/Nunavut (2695). My relevant experience after graduation and over 18 years for the purpose of the Technical Report includes permafrost engineering, geothermal modelling and periglacial geohazard assessments.

(d)

My most recent personal inspection of each property described in the Technical Report occurred on July 6, 2011 and was for a duration of 3 days. The recent site visit planned for 2020 was cancelled due to COVID-19 travel restriction and lockdown.

(e)	I am responsible for Items 1.15, 1.20, 1.21, 18.5, 25 and 26 of the Technical Report.

(f)	I am independent of the issuer as described in section 1.5 of the Instrument.

(g)

My prior involvement with the property that is the subject of the Technical Report is as follows. Assessment of earlier Petrov Lake flood potential, glacier stability as well as waste rock facility deformations.

(h)	I have read National Instrument 43-101. The part of the Technical Report for which I am responsible has been prepared in compliance with this Instrument; and

(i)

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the part of Technical Report for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC this 20 day of February 2021.

(original signed and sealed) Lukas U. Arensen

Lukas U. Arenson, Dr.Sc.Techn.ETH, P.Eng. (BC (34723), YT (2131) and NT/NU (2695)

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Certificates of Qualified Persons 11

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

Cautionary Note Regarding Forward-Looking Information

Information contained in this Technical Report and the documents referred to herein which are not statements of historical facts, may be “forward-looking information” for the purposes of Canadian securities laws. Such forward looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “expect”, “target”, “estimate”, “may”, “will”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things, mineral reserve and mineral resource estimates; grades and recoveries; development plans; mining methods and metrics including strip ratio; recovery process; production expectations including expected cash flows, capital cost estimates and expected life of mine operating costs; expected outcomes of improvement projects and opportunities in the areas of geology and the process plant; expectations regarding reclamation costs; the ability to manage geotechnical issues; plans for building up the buttresses at the Kumtor Mine; the management of waste rock dumps and their stability; and expectations regarding the ability to manage political risks and demands to re-negotiate the economic and legal terms under which the Kumtor Mine is operated.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra Gold Inc. (“Centerra”) are inherently subject to significant political, business, economic and competitive uncertainties and contingencies. There may be factors that cause results, assumptions, performance, achievements, prospects or opportunities in future periods not to be as anticipated, estimated or intended. These factors include the following risks relating to the Kumtor Mine, Centerra and/or Kumtor Gold Company (KGC): (A) strategic, legal, political and regulatory risks, including political risks associated with the operations in the Kyrgyz Republic, the failure of the Kyrgyz Republic Government to comply with their obligations under the Strategic Agreement, including the requirement that it comply at all times with its obligations under the Kumtor Project Agreements signed in 2009, allow for the continued operation of the Kumtor Mine by KGC and not take any expropriation action against the Kumtor Mine; delays or refusals to grant required permits and licenses; the status of relationships with local communities; increases in contributory demands; management of external stakeholder expectations; litigation; potential defects of title not known as of the date hereof; the impact of changes in, or to the more aggressive enforcement of laws, regulations and government practices; the inability of Centerra or KGC to enforce its respective legal rights in certain circumstances; risks related to anti-corruption legislation; and potential risks related to kidnapping or acts of terrorism; and impact on sanctions imposed by

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TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

Canada, the United States or other jurisdictions against various Russian individuals and entities which may impact the Kumtor operations; (B) financial risks, including sensitivity of the business to the volatility of metal prices; the imprecision of mineral reserves and mineral resources estimates, and the assumptions they rely on; the accuracy of the production and cost estimates; reliance on a single refinery owned by Kyrgyzaltyn for the further processing of gold dore and for its purchase of the refined gold; the impact of currency fluctuations; continued compliance with financial covenants in Centerra’s credit agreement, Centerra’s access to cash flow from its subsidiaries; and changes to taxation laws; and (C) operational and geotechnical risks, including Centerra and KGCs ability to manage risks relating to stability of the pit walls at the Kumtor Mine, the movement of the Davidov Glacier, waste and ice movement, and continued performance of the buttress at the Kumtor Mine; the occurrence of further ground movements at the Kumtor Mine; mechanical breakdowns; the occurrence of any labour unrest or disturbance; the ability to accurately predict decommissioning and reclamation costs; the ability to attract and retain qualified personnel; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; geological problems, including earthquakes and other natural disasters; metallurgical and other processing problems; unusual or unexpected mineralogy or rock formations; tailings design or operational issues, including dam breaches or failures; delays in transportation; and exposure to epidemics and pandemics which may impact supply chain or employees; seismic activity in the vicinity of the Company’s properties; long lead times required for equipment and supplies given the remote location of the Kumtor Mine; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of Centerra and KGC to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra and prospective investors should not place undue reliance on forward-looking information. Forward-looking information in this technical report is as of the issue date, February 24, 2021. Centerra and the Qualified Persons who authored this Technical Report assume no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

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Table of Contents

1.	Summary		1-1

	1.1.	Project Description and Location	1-1

	1.2.	Accessibility and Climate	1-4

	1.3.	Project History and Ownership	1-5

	1.4.	Geology	1-7

	1.5.	Deposits	1-7

	1.6.	Exploration	1-8

	1.7.	Drilling	1-9

	1.8.	Samples	1-11

	1.9.	Data Verification	1-12

	1.10.	Mineral Processing and Metallurgical Testwork	1-13

	1.11.	Mineral Resource Estimate	1-13

	1.12.	Mineral Reserve Estimate	1-15

	1.13.	Mining	1-18

	1.14.	Recovery Methods	1-19

	1.15.	Tailings Storage Facility	1-19

	1.16.	Water Management	1-20

	1.17.	Environment, Permitting, and Sustainability	1-21

	1.18.	Capital and Operating Costs	1-22

	1.19.	Economic Analysis	1-23

	1.20.	Interpretations and Conclusions	1-24

	1.21.	Recommendations	1-29

2.	Introduction		2-1

	2.1.	Terms of Reference and Units	2-2

	2.2.	Sources of Information	2-2

	2.3.	Contributing Persons and Site Inspections	2-2

3.	Reliance on Other Experts		3-1

4.	Property Description and Location		4-1

	4.1.	Kumtor Mine Agreements	4-5

	4.2.	Strategic Agreement and Challenges facing the Kumtor Mine from 2012 to 2019	4-7

5.	Accessibility, Climate, Local Resources, Infrastructure, and Physiography		5-1

	5.1.	Access	5-1

	5.2.	Climate	5-1

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	5.3.	Local Resources	5-2

	5.4.	Infrastructure	5-3

	5.5.	Physiography	5-4

6.	History		6-1

	6.1.	Introduction	6-1

	6.2.	Historical Exploration Activities and Development	6-3

	6.3.	Production History	6-7

7.	Geological Setting and Mineralization		7-1

	7.1.	Geologic Summary	7-1

	7.2.	Regional Geologic Setting	7-6

	7.3.	District Geologic Setting	7-14

	7.4.	General Description of Kumtor Mineralization	7-20

	7.5.	Central Deposit	7-21

	7.6.	Southwest Deposit	7-29

	7.7.	Sarytor Deposit	7-34

	7.8.	Northeast Deposit	7-41

	7.9.	Other Prospective Areas	7-47

8.	Deposit Type		8-1

9.	Exploration		9-1

	9.1.	Exploration During 1998 to 2013 Period	9-1

	9.2.	Exploration During 2018 to 2019 Period	9-2

	9.3.	Exploration Potential	9-13

10.	Drilling		10-1

	10.1.	Drilling Plans	10-10

11.	Sample Preparation, Analyses, and Security		11-1

	11.1.	Core Sampling Method and Approach	11-1

	11.2.	Sample Preparation	11-2

	11.3.	Analytical Methods	11-4

	11.4.	Quality Control Procedures	11-6

	11.5.	Quality Control Results	11-7

	11.6.	Conclusions	11-17

12.	Data Verification		12-1

	12.1.	Historical Database	12-1

	12.2.	KGC Database	12-2

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	12.3.	Drilling and Sampling	12-4

13.	Mineral Processing and Metallurgical Testing		13-1

	13.1.	Summary	13-1

	13.2.	Mineralogy	13-1

	13.3.	Historical Metallurgical Testing	13-2

	13.4.	Metallurgical Testing in Support of the 2020 Technical Report	13-3

	13.5.	Metallurgical Recovery Model (Stockwork Zone)	13-5

	13.6.	Metallurgical Recovery Model (Hockey Stick Zone)	13-6

	13.7.	Metallurgical Recovery Model (SB Zone)	13-7

	13.8.	Metallurgical Recoveries (Sarytor/Southwest)	13-8

	13.9.	Process Plant Recoveries	13-9

	13.10.	Metallurgical Test to Support Process Upgrades	13-12

	13.11.	LOM Metallurgical Performance	13-16

14.	Mineral Resource Estimates		14-1

	14.1.	Resource Estimation Procedures	14-3

	14.2.	Mineral Resource Database	14-3

	14.3.	Geological and Structural Models	14-5

	14.4.	Mineral Resource Classification	14-50

	14.5.	Cut-off Grade	14-51

	14.6.	Mineral Resource Statement	14-51

15.	Mineral Reserve Estimates		15-1

	15.1.	Dilution and Mining Loss Provisions	15-2

	15.2.	Pit Optimization and Design	15-2

	15.3.	Mineral Reserve Classification	15-9

	15.4.	Cut-off Grades	15-9

	15.5.	Mineral Reserve Estimate	15-10

16.	Mining Methods		16-1

	16.1.	Introduction	16-1

	16.2.	Mining Operations	16-2

	16.3.	Design and Capacity of Waste Rock Storage Facilities (WRSF)	16-4

	16.4.	Ultimate Pit and intermediate Cutbacks design	16-8

	16.5.	Production schedule	16-16

17.	Recovery Methods		17-1

	17.1.	Summary	17-1

	17.2.	Process Description	17-1

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18.	Project Infrastructure		18-1

	18.1.	Introduction	18-1

	18.2.	Water Management	18-2

	18.3.	Open Pit Water Handling System	18-3

	18.4.	Tailings Storage Facility	18-6

	18.5.	Petrov Lake	18-15

19.	Market Studies and Contracts		19-1

20.	Environmental Studies, Permitting, and Social or Community Impact		20-1

	20.1.	Permits and Licences	20-1

	20.2.	Environmental Compliance	20-2

	20.3.	Closure Planning	20-6

21.	Capital and Operating Costs		21-1

	21.1.	Material Assumptions	21-2

	21.2.	Capital Costs	21-2

	21.3.	Operating Costs Summary	21-3

	21.4.	Mine Operating Costs	21-3

	21.5.	Processing Operating Costs	21-5

	21.6.	Administration Costs	21-6

22.	Economic Analysis		22-1

	22.1.	LOM Processing	22-1

	22.2.	LOM Cash Flow Forecast	22-1

	22.3.	Sensitivty Analysis	22-2

	22.4.	Taxation and Other Mandatory Contributions	22-4

23.	Adjacent Properties		23-1

24.	Other Relevant Data and Information		24-1

	24.1.	Risks and Mitigation	24-1

25.	Interpretation and Conclusions		25-1

	25.1.	Geology and Mineral Resources	25-1

	25.2.	Mining and Mineral Reserves	25-2

	25.3.	Metallurgy and Processing	25-3

	25.4.	Geotechnical	25-3

	25.5.	Political	25-5

	25.6.	Environmental	25-6

	25.7.	Risks and Mitigations	25-6

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26.	Recommendations		26-1

	26.1.	Geology and Exploration potential	26-1

	26.2.	Mineral Resources	26-1

	26.3.	Mining and Mineral Reserves	26-1

	26.4.	Metallurgy and Processing	26-2

	26.5.	Geotechnical	26-2

	26.6.	Political	26-4

	26.7.	Environmental	26-4

27.	References		27-1

28.	Glossary of Units, Abbreviations, and Symbols		28-1

	28.1.	Glossary of Units	28-2

	28.2.	Glossary of Abbreviations	28-3

	28.3.	Glossary of Elements	28-6

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Tables

Table 1.1:	Production History to December 31, 2019

Table 1.2:	Mineral Resource Statement, Exclusive of Mineral Reserves, Kumtor Mine, Kyrgyz Republic, Effective July 1, 2020

Table 1.3:	Economic Parameters for Optimizing Central, Southwest, and Sarytor Pits

Table 1.4:	Kumtor Mine Mineral Reserves as of July 1, 2020

Table 2.1:	Qualified Persons and Responsibilities

Table 4.1:	Coordinates of the Concession Area

Table 6.1:	Exploration, Development and Ownership History

Table 6.2:	Production History to December 31, 2019

Table 10.1:	Exploration Drilling Data from 1998 to December 31, 2019

Table 10.2:	The Kumtor Mine Source Sample Data

Table 11.1:	2019 Bulk Sample Verification Results

Table 11.2:	CDN Reference Sample

Table 11.3:	Summary of RMS Assayed in the SAEL Laboratory for the Period from June 2018 to March 2020

Table 13.1:	Kumtor Ore Sample Assays

Table 13.2:	KGC Summary – Impact of Regrind and Extended Leaching on Flotation Tailings Recovery

Table 13.3:	SGS Test Results – Impact of Extended Leach and Regrind on Recovery, Flotation Tailings

Table 13.4:	SGS Test Results – Impact of Extended Leach and Regrind on Recovery Flotation Tailings

Table 13.5:	KGC Results – Summary Impact of Regrind on Recovery from Specific Ore Zones

Table 13.6:	LOM Recoveries Expected

Table 14.1:	Summary of Exploration Data Available for the 2020 Mineral Resource Estimate

Table 14.2:	Summary of Exploration Data Generated since the 2015 NI 43-101 Technical Report

Table 14.3:	Modelled Low-Grade Mineralization Zones in the Central Pit

Table 14.4:	Modelled High-Grade Mineralization Zones in the Central Pit

Table 14.5:	Modelled Low-Grade Mineralization Zones in the Southwest and Sarytor Deposits

Table 14.6:	List of Zones, Based on Mineralization Style, in the Central Pit Deposit and Codes Used

Table 14.7:	List of Applied Capping Levels by Domain

Table 14.8:	Basic Statistics Comparing Raw, Composites and Capped Composites in Low-Grade Domains (All Data)

Table 14.9:	Modelled Variogram Parameters for all Domains

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Table 14.10:	Resource Model Bulk Density

Table 14.11:	Kumtor Block Model Parameters

Table 14.12:	Comparison between Wireframe Volume and Block Model

Table 14.13:	Search Ellipse Parameters

Table 14.14:	Grade Estimation Parameters

Table 14.15:	Statistics Comparing Declustered Composite and Block Estimates

Table 14.16:	Assumptions Considered for Conceptual Open Pit Optimization

Table 14.17:	Mineral Resource Statement, Exclusive of Mineral Reserves, Kumtor Mine, Kyrgyz Republic, Effective July 1, 2020

Table 15.1:	Economic Parameters for Optimizing Central, Southwest, and Sarytor Pits

Table 15.2:	Metallurgical Recovery Curves

Table 15.3:	Cut-off Grade Calculations

Table 15.4:	Kumtor Mine Mineral Reserves, as of July 1, 2020

Table 16.1:	Additions and Retirement of Major Mining Equipment

Table 16.2:	Actual and Planned Mobile Equipment Mechanical Availability

Table 16.3:	Kumtor LOM and Processing Plant Production Estimates

Table 20.1:	Stakeholders and Key Issues

Table 21.1:	Operating and Capital Cost Summary

Table 21.2:	LOM Capital Costs

Table 21.3:	Estimated Operating Cost Summary

Table 21.4:	Estimated Mining Costs by Category

Table 21.5:	Estimated Mining Costs by Activity

Table 21.6:	Estimated Processing Costs by Category

Table 21.7:	Estimated Processing Costs by Activity

Table 21.8:	Administration Costs by Category

Table 21.9:	Administration Costs by Activity

Table 21.10:	All-in Cost Estimate

Table 22.1:	Processing Schedule

Table 22.2:	Estimated Cash Flow Summary

Table 22.3:	Sensitivity of NPV to Gold Price

Table 22.4:	Sensitivity of NPV (5%) to the Impact of Change in Total Operating and Capital Cost Estimates

Table 22.5:	Sensitivity of NPV to the Impact of Change in Exchange Rate

Table 24.1:	Key Risks

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Figures

Figure 1.1:	Project Location and Geotectonic Framework

Figure 1.2:	Concession Area and Site Map

Figure 1.3:	Kumtor District Drill Hole Location

Figure 1.4:	Sensitivity Analysis

Figure 4.1:	Project Location and Geotectonic Setting

Figure 4.2:	Project Location and Access

Figure 4.3:	Concession Area and Site Map

Figure 5.1:	Infrastructure

Figure 5.2:	Kobresia-Carex Association and Sibbaldia-Fescue Association

Figure 7.1:	3D Model of Kumtor Deposit

Figure 7.2:	Conceptual Deposit Formation

Figure 7.3:	Cenozoic Oblique Slip

Figure 7.4:	Orogenic Tectonic Collisions

Figure 7.5:	Rotation of Intervening Blocks

Figure 7.6:	Tectonic Map of Central Asia with Major Gold Deposits

Figure 7.7:	Map of Kyrgyz Republic Showing Distribution of Major Gold Districts and Gold Deposits and Kumtor-Kensu (Kumtor) Belt

Figure 7.8:	Geologic Map of the Kumtor District

Figure 7.9:	Tectono-Stratigraphic Column and Characteristics of the Main Structural and Formational Units of the Kumtor District and the Kumtor Deposit

Figure 7.10:	Geologic Map of the Kumtor Concession

Figure 7.11:	Position of Mineralized Bodies with Gold Grades > 1.0 g/t at Kumtor in 3D Model

Figure 7.12:	Pyrite-Carbonate (with Scheelite)

Figure 7.13:	Photograph of Core Box of Drill Hole SW-20-324 between 507.9 and 516.3 m

Figure 7.14:	Geologic Map of Central Deposit

Figure 7.15:	Central Deposit Section 130, Viewed to the Northeast

Figure 7.16:	Central Deposit, Hockey Stick Zone, Section -30 Viewed to the Northeast

Figure 7.17:	Muzdusuu Area Oxide Gold Mineralization – Quartz- and Iron Oxide Veined and Fractured Limestone, Iron Oxides Along Fractures

Figure 7.18:	Southwest Deposit Geologic Map

Figure 7.19:	Southwest Deposit, Section -174, Viewed to the Northeast

Figure 7.20:	Hope Area Oxide Gold Mineralization Showing Veinlets of Oxidized Pyrite Hosted by Iron Oxide

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Figure 7.21:	Geologic Map of the Sarytor Deposit

Figure 7.22:	Sarytor Deposit, Section 172, Viewed to the Northwest

Figure 7.23:	Sarytor Deposit, Section 220, Viewed to the Northwest

Figure 7.24:	Sarytor Deposit Oxide Gold Mineralization in Oxidized Phyllonitic Cataclasite

Figure 7.25:	Geologic Map of the Northeast Deposit

Figure 7.26:	Northeast Deposit Historical Trenching and Recent RC Drilling Results for Gold

Figure 7.27:	Northeast Deposit, Section 354, Viewed to the Northeast

Figure 7.28:	Kumtor District

Figure 7.29:	Geologic Map of Akbel-Bordoo Area Near Southwest Terminus of the Kumtor Concession

Figure 8.1:	Schematic Diagram illustrating Geotectonic Environments that Host Various Types of Gold Deposit

Figure 8.2:	Spectrum of Deposit Types Associated with Continental Convergent Margins

Figure 8.3:	Central Asia Orogenic Belt during the Permian

Figure 9.1:	Central Deposit Cross-Section, Viewed to the NE

Figure 9.2:	Southwest Deposit Cross-Section (NE part of the deposit), viewed to the NE

Figure 9.3:	Sarytor Deposit, Longitudinal Cross-Section, Viewed to the NE

Figure 9.4:	NE Deposit Cross-Section, Viewed to the NE

Figure 9.5:	Distribution of Oxide Gold Mineralization

Figure 9.6:	Schematic Model

Figure 10.1:	Kumtor District Drill Hole Locations

Figure 10.2:	Temporary Roads in Sarytor Area

Figure 10.3:	Construction of a Temporary Road in the Northeast Area

Figure 10.4:	Hole D2069, Int. 177.0 – 184.4 m

Figure 11.1:	Australian Assay Furnaces in the SAEL Laboratory

Figure 11.2:	Verification Results for Reject Duplicates for 2019

Figure 11.3:	Verification Results of Reference Samples for 2019

Figure 11.4:	Control Chart of Gold in Blanks

Figure 11.5:	Control Plot for G913-9 RM Sample Between September 2018 and March 2020

Figure 11.6:	Comparison Chart of the Gold Assay Results of the KGC and SAEL Laboratories

Figure 11.7:	SAEL Gold Assay Results in Comparison with Expected Values

Figure 11.8:	The KGC Laboratory Gold Assay Results in Comparison with Expected Values

Figure 13.1:	Recovery Curve Central Pit Stockwork Zone

Figure 13.2:	Recovery Curve Central Pit Hockey Stick Zone

Figure 13.3:	Recovery Curve Central Pit SB Zone

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Figure 13.4:	Metallurgical Recovery Model Southwest – Sarytor

Figure 13.5:	Stockwork Zone Gold Recovery as a Function of Head Grade – 1998 to 2006

Figure 13.6:	SB Zone Gold Recovery as a Function of Head Grade – 2008 to 2014

Figure 13.7:	Stockwork and SB Zone Gold Recovery as a Function of Head Grade – 2015 to 2020

Figure 13.8:	Graph Recovery vs. Particle Size and Retention Time, Flotation Tailings

Figure 13.9:	Annual Tonnage Processed (1997 – 2019)

Figure 14.1:	Plan View Showing Location of the Kumtor Gold Deposits

Figure 14.2:	Log Probability Plot of Gold Assays in the Entire Exploration Database

Figure 14.3:	3D Inclined View of the Modelled Low-Grade Mineral Zones in the Central Pit Deposit

Figure 14.4:	3D Inclined View of the Modelled High-Grade Mineral Zones in the Central Deposit

Figure 14.5:	Plan View of the Modelled Mineral Zones in the Central Deposit at 3750 m Level

Figure 14.6:	Vertical Section (Section Line 134) of the Modelled Mineral Zones in the Stockwork

Figure 14.7:	Vertical Section (Section Line 22) of the Modelled Mineral Zones in the SB Zone

Figure 14.8:	Vertical Section (Section Line -66) of the Modelled Mineral Zones in the Hockey Stick Zone

Figure 14.9:	3D Inclined View of the Modelled Low-Grade Mineral Zones in the Southwest and Sarytor Deposits

Figure 14.10:	Plan View of the Modelled Mineral Zones in the Southwest and Sarytor Deposits at 3850 m Level

Figure 14.11:	Vertical Section (Section Line -230) of the Modelled Mineral Zones in the Southwest Deposit

Figure 14.12:	Vertical Sectional (Section Line -294) View of the Modelled Mineralization Zones in the Sarytor Deposit

Figure 14.13:	Histogram and XY Scatter Plot of Raw Sample Length in the Central Pit Deposit

Figure 14.14:	Histogram and XY Scatter of Raw Sample Length in the Southwest Deposit

Figure 14.15:	Histogram and XY Scatter Plot of Raw Sample Length in the Sarytor Deposit

Figure 14.16:	Box and Whisker Plot of Raw Gold Assays in Central Pit

Figure 14.17:	Box and Whisker Plot of Raw Gold Assays in the Southwest and the Sarytor Deposits

Figure 14.18:	An Example Variogram Ellipse Derived from a Directional Anisotropic Variogram Model

Figure 14.19:	Contact Plot of Capped Composite Gold Grade

Figure 14.20:	Vertical Section (Section Line 134) Comparing of the Estimated Block and Drill Hole Gold Assays, in the Stockwork

Figure 14.21:	Vertical Section (Section Line 22) Comparing of the Estimated Block and Drill Hole Gold Assays, in the SB Zone

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Figure 14.22:	Vertical Section (Section Line -66) Comparing of the Estimated Block and Drill Hole Gold Assays, in the Hockey Stick Zone

Figure 14.23:	Vertical Section (Section Line -230) Comparing of the Estimated Block and Drill Hole Gold Assays, in the Southwest Deposit

Figure 14.24:	Vertical Section (Section Line -294) Comparing of the Estimated Block and Drill Hole Gold Assays, in the Sarytor Deposit

Figure 14.25:	Swath Plot Comparing Capped Composites and Block Estimates in Domain 130010

Figure 14.26:	Swath Plot Comparing Capped Composites and Block Estimates in Domain 140012

Figure 14.27:	Swath Plot Comparing Capped Composites and Block Estimates in Domain 140014

Figure 14.28:	Swath Plot Comparing Capped Composites and Block Estimates in Domain 140015

Figure 15.1:	Overall Slope (OSA) Angles for the Southwest and Sarytor Pits

Figure 15.2:	OSAs for the Central Pit

Figure 15.3:	Slope Regions Used for Pit Optimization of Central Pit

Figure 15.4:	Pit-by-Pit Graph for Kumtor Deposit

Figure 16.1:	Location of Geotechnical Boreholes and Geotechnical Instrumentation of Lysyi WRSF

Figure 16.2:	Location of Geotechnical Boreholes and Geotechnical Instrumentation of the Davydov and Sarytor WRSFs

Figure 16.3:	Cutback 2 in Sarytor Pit (plan view)

Figure 16.4:	Cutback 2 in Sarytor Pit (section A-A)

Figure 16.5:	Cutback 2 in Sarytor Pit (section B-B)

Figure 16.6:	Cutback 3 in Southwest Pit (plan view)

Figure 16.7:	Cutback 3 in Southwest Pit (section A-A)

Figure 16.8:	Cutback 3 in Southwest Pit (section B-B)

Figure 16.9:	Cutback 22 (northeast) and Cutback 23 (Hockey Stick, southwest) in Central Pit (plan view)

Figure 16.10:	Cutback 22 in Central Pit (section A-A)

Figure 16.11:	Cutback 22 in Central Pit (section B-B)

Figure 16.12:	Cutback 23 in Central Pit (section C-C)

Figure 16.13:	Cutback 23 Hockey Stick in Central Pit (section D-D)

Figure 16.14:	Major Mining Phases

Figure 17.1:	Schematic Process Plant Flow Sheet

Figure 18.1:	Daily Runoff Volumes (blue bars) to the Central Pit and Daily Maximum Temperatures (red line) for 2019

Figure 18.2:	TSF and Alternative Sites

Figure 18.3:	ETP Layout

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Figure 20.1:	Environmental Monitoring Locations

Figure 20.2:	Kumtor’s Contribution to the Kyrgyz Republic Economy

Figure 22.1:	Comparison of Sensitivities

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TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

1. SUMMARY

This Technical Report summarizes the current and planned operations, Mineral Resources and Mineral Reserves for the Kumtor Mine, Kyrgyz Republic. The Technical Report was prepared by and for Centerra Gold Inc. (Centerra) by Qualified Persons (QPs), as listed in Item 2. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and follows the format set out in Form 43-101F1 for Technical Reports.

This Technical Report provides an update of the 2015 Technical Report that had a publication date of March 20, 2015, and effective date of December 31, 2014. Items of significant change from the 2015 Technical Report include a major upgrade in our understanding of the geologic model of the Kumtor Deposit, resource model update based on extensive in-fill and expansion drilling in recent years, gold price assumption, pit slope angles, capital and operating cost estimates, and metallurgical recovery estimates based on process plant improvements, resulting in updated Mineral Resource and Mineral Reserve estimates and updated ultimate pit designs and mining-processing schedule.

All dollar figures in this Technical Report refer to United States Dollars (USD), unless otherwise noted.

1.1. PROJECT DESCRIPTION AND LOCATION

The Kumtor Mine is located in the Kyrgyz Republic, approximately 350 kilometres (km) to the southeast of the Kyrgyz capital of Bishkek (Figure 1.1) and about 60 km to the north of the international boundary with the People’s Republic of China, in the Tien Shan Mountains, at 41º 52’ N and 78º 11’ E. Kumtor Gold Company CJSC (KGC), Centerra’s wholly-owned subsidiary in the Kyrgyz Republic, has a concession agreement dated June 6, 2009, which provides it with the exclusive rights for the exploration and development of the Kumtor Deposit and mining of all minerals within the allocated concession area of approximately 26,400.8 hectares (Ha) (the Concession Area) until December 4, 2042. The Concession Area encloses the open pits, deposits, and prospects outlined in this Report, existing and future waste rock storage facilities (WRSFs), the processing plant, and the tailing management facility (Figure 1.2).

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Figure 1.1: Project Location and Geotectonic Framework

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Figure 1.2: Concession Area and Site Map

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1.2. ACCESSIBILITY AND CLIMATE

Access to the Mine is by main roads that run between Bishkek and Balykchy, located on the western shore of Lake Issyk-Kul at an elevation of 1,600 m, a distance of approximately 180 km between Bishkek and Balykchy. The distance from Balykchy to Kumtor Mine is approximately 230 km; the final 90 km of which is into the Tien Shan Mountains on a winding road that climbs to an elevation of 3,819 m through 33 switchbacks of the Sary-Moinok Pass and Barskaun Pass before proceeding on a plateau of the Arabel River.

The Kumtor processing plant is situated in alpine terrain at an elevation of 4,016 m, while the highest waste rock and glacier mining occurs above 4,400 m. The main camp and administration building are located at an elevation of 3,670 m while maintenance facilities are at 3,917 m. Local valleys are occupied by active glaciers that extend down to elevations of 3,800 m, and undisturbed permafrost in the area can reach a depth of 250 m.

Regional vegetation species in the vicinity of the mine are dense and creeping plant species prevailing at high altitude, monodominant sagebrush deserts and small fescue steppes. The climate is continental with a mean annual temperature of -6.8 degrees Celsius (°C). The summer months from June to August have a monthly average air temperature of 5.2°C, while the monthly average maximum temperature does not exceed 10.9°C. The cold season begins in September and ends in May with the coldest period lasting from December through February. The average air temperature from 1979 through 2019 during the months of September to May was -10.4°C. The Kumtor Mine operates 365 days per year and there have been no significant interruptions to operations because of climatic conditions.

Most employees of KGC are citizens of the Kyrgyz Republic. The remaining 1.5 percent (%) are skilled expatriates, and most employees work a two-week rotation. Supplies are transported by rail to the Kumtor Mine marshalling yard in Balykchy at the west-end of Lake Issyk-Kul and then trucked 230 km to the mine site. The mine site is connected to the Kyrgyz Republic national power grid with a 110-kilovolt (kV) overhead powerline. Fresh water for potable and industrial use is taken from Petrov Lake, situated five km northeast of the process plant.

There is sufficient surface area within the Concession Area for mining operations and all required infrastructure.

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1.3. PROJECT HISTORY AND OWNERSHIP

The Kumtor Deposit was discovered in 1978 by a geophysical expedition of the State Kyrgyz Geologic Agency. From 1979 to 1989, a systematic and comprehensive exploration program was carried out. The program consisted of several rounds of trenching, geologic mapping, diamond drilling and three levels of adits, completing a resource and reserve delineation in the central part of the Kumtor Deposit (Central Deposit).

In 1992, Centerra’s former parent company Cameco completed an agreement with the Kyrgyz Republic regarding the project and retained a third-party consultant to undertake a Feasibility Study of the project, which was completed in 1993 and subsequently updated in both 1994 and 1995. A project development agreement was finalized with the Government in 1994. Pursuant to this agreement, Cameco, through its wholly-owned subsidiary Kumtor Mountain Corporation (KMC), held a one-third interest in KGC, a Kyrgyz joint stock company that owned the concession which gave it exclusive rights to develop the Kumtor Mine. Kyrgyzaltyn JSC (Kyrgyzaltyn), a state-owned entity of the Kyrgyz Republic, held the remaining two-thirds interest in KGC.

Project construction was completed in 1996 and Cameco created the subsidiary Cameco Gold to run its gold business that included the Kumtor Mine. In 1997, mining of the Central Deposit commenced, and commercial production was achieved.

In 2004, in connection with a larger restructuring, Kyrgyzaltyn and Cameco Corp. sold all their shares in KGC to Centerra in exchange for shares of Centerra. The restructuring resulted in Centerra holding a 100% interest in the Kumtor Mine. As of December 31, 2019, a total of 129.0 million tonnes (Mt) of ore from all deposits had been processed with an average gold content of 3.9 grames per tonne (g/t) and with 12.6 million ounces (Moz) of gold recovered. An annual summary of mine production is provided in Table 1.1.

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Table 1.1: Production History to December 31, 2019

	Ore & Low-Grade Mined		Waste Mined		Ore Milled		Mill Recovery	Gold Produced
Year	Tonnes	Grade Gold (g/t)	Tonnes	Strip Ratio	Tonnes	Gold Grade	%	Ounces
	(‘000)		(‘000)		(‘000)	(g/t)		(‘000)
1996	477	4.1	13,346	28.0	159	3.2	58.2	10
1997	5,017	5.2	17,946	3.6	4,023	5.3	73.3	502
1998	5,349	4.5	26,425	4.9	5,254	4.9	78.5	645
1999	8,054	3.5	33,105	4.1	5,298	4.5	79.4	611
2000	6,518	4.1	36,763	5.6	5,498	4.7	81.5	670
2001	5,606	5.2	46,863	8.4	5,470	5.2	83.1	753
2002	5,141	3.5	49,184	9.6	5,611	3.7	78.1	529
2003	4,828	5.0	72,881	15.1	5,631	4.5	82.6	678
2004	3,428	6.2	81,427	23.8	5,654	4.4	82.1	657
2005	6,135	3.1	74,903	12.2	5,649	3.4	81.2	499
2006	3,887	2.6	81,534	21.0	5,696	2.3	73.0	303
2007	5,132	2.5	109,649	21.4	5,545	2.4	72.7	301
2008	4,967	4.2	115,548	23.3	5,577	3.9	79.7	556
2009	4,464	4.7	111,079	24.9	5,780	3.7	76.7	525
2010	5,765	4.1	110,701	19.2	5,594	4.0	79.5	568
2011	6,020	3.5	144,584	24.0	5,815	3.8	80.8	583
2012	4,955	3.0	142,655	28.8	4,756	2.8	75.6	315
2013	7,289	3.6	169,403	23.2	5,596	4.3	79.3	600
2014	8,640	3.4	183,084	21.2	5,840	3.9	78.0	568
2015	6,583	2.2	162,945	24.8	5,729	3.6	78.8	521
2016	8,911	3.5	135,488	15.2	6,303	3.4	79.2	551
2017	5,084	2.1	176,794	34.8	6,246	3.6	79.1	563
2018	7,356	3.3	172,976	23.5	6,325	3.3	79.3	535
2019	10,970	2.9	145,468	13.3	5,968	3.7	83.5	600

Total	140,576	3.6	2,414,751	17.2	129,017	3.9	79.0	12,642

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1.4. GEOLOGY

The Kumtor Deposit is a world-class orogenic gold system confined to structures of the Middle Tien Shan collision zone, along a roughly east-west trending belt. The length of the belt within Kyrgyz Republic is 470 km; the width is 10-20 km. The Kumtor system is 12 km long and is mineralized to varying degrees along its entire length. The northern boundary of the collisional belt coincides with the regionally extensive Nikolaev Fault. The southern boundary is less well defined but controlled by terranes of ancient metamorphic rocks and structures along the Atbashi-Inylchek Fault.

Four gold deposits are present at Kumtor: Central, Southwest, Sarytor, and Northeast Deposits; plus, a reasonably well-defined occurrence, Muzdusuu. All the deposits are located along a major mineralized structure and comprise the Kumtor gold trend. Gold mineralization is confined to altered rock resulting from elemental addition and redistribution during mineralization with an ensuing development of sericite, quartz-albite, feldspar-carbonate and pyrite-carbonate assemblages. Gold-bearing pyrite that is present may be disseminated, in veins or in clots. About 90% of the gold is contained in introduced pyrite; the rest is in quartz, carbonate minerals, or feldspar, and locally is accompanied by scheelite. Gold, as electrum, has a high gold-to-silver ratio and is also present as a gold telluride. The Central Deposit hosts the majority of economic gold mineralization.

Mineralization at Kumtor began during a Permian post-collisional tectono-magmatic activation of the region and is confined to the northwest flank of a regional synform trending northeast. Within the Kumtor concession, the tectono-stratigraphic column of rocks has been assembled into successive structural packages, bounded by several documented and predictable district-scale thrust faults. Four individual packages of rock are bounded by these thrusts, stacked upwards from the Kumtor Lower Thrust to the Sarychatskiy Thrust. The packages of rock are designated Unit 0 through Unit 3. Gold mineralization occurs primarily in Unit 2 but also in Units 0 and 1.

1.5. DEPOSITS

The Kumtor Deposit is classified as a hydrothermal orogenic gold deposit. Gold mineralization is structurally dependent and formed penecontemporaneous with shearing on major faults through the system. Common mineralization attributes of orogenic gold deposits incorporate a broad development of associated major crustal thrusts, greenschist metamorphic facies of host rocks, silicification, and an association with CO2–rich mineralizing fluids. Sulphidation of the host rocks

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typically results in sulphide-impregnated mineralized rocks that have a telescoped zonal distribution (Groves et al., 2003).

The Kumtor Deposit is mesozonal as it formed at paleodepths on the order of 5 km (Cole, 2000; see also, Goldfarb and Groves, 2015). The ore-forming structure at Kumtor is confined to a continent-continent orogenic collision zone during renewal of the Middle Tien Shan terrain’s movement towards the Kyrgyz-Kazakh micro-continent.

Similar prominent orogenic gold deposits present in black shale flysch strata are Muruntau (Uzbekistan), Sukhoi Log, Olympiada and Natalka (Russia). The Kumtor Deposit has several distinct features from these deposits, most notably the absence of anomalous arsenic (> [greater than] 100 parts per million [ppm]) in mineralized rock. Another unusual feature of Kumtor mineralization is its large quantity of CaO gains, together with sulphur and CO2, resulting in abundant Mn-Fe-carbonate minerals in mineralized rock, accompanied with a relatively reduced presence of hydrothermal quartz.

1.6. EXPLORATION

Exploration activities at Kumtor are divided into two periods, from 1998 to 2013, and 2018 to present. No exploration activities occurred from 2014 to 2017.

During the 1998 to 2013 period, exploration focused on the Central Deposit mining zones within the active Concession Area of the time and resulted in the discovery of the SB Zone and NB Zone. Further exploration then concentrated on these two zones, as well as the Stockwork Zone.

The present day Kumtor Concession Area was acquired in 2009 and prospecting took place over the entire area. Exploration then focused on the Central, Southwest, and Sarytor deposits. After 2009, geologic prospecting evaluated the Bordoo, Akbel, Muzdusuu, Northeast and Petrov areas of the mineralized trend.

In 2018, a new exploration program commenced with a large amount of drilling that targeted the extension of sulphide mineralization along the main Kumtor trend on the margins of the Central, Southwest, Sarytor, and Northeast Deposits. Infill drilling also took place in the SB Zone to confirm and upgrade resource categories.

Existing geophysical data was reprocessed, providing new insights for further potential across the Kumtor District. Near the end of 2019, an airborne electromagnetic survey was conducted by Expert

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Geophysics, Canada, during which 2,606–line km was flown across the 440 km² area of the entire Kumtor Trend.

1.7. DRILLING

Since 1998, 1,847 exploration diamond drill holes, including a few condemnation holes, totalling 519,845 m have been drilled. This number of holes does not include geotechnical holes scattered throughout the Kumtor system, from which selected data were used for resource delineation (see Table 14.1). The majority of the drilling to-date has been in the Central Deposit, including the Hockey Stick Zone, with the remaining drilling taking place in the Southwest, Sarytor and Northeast Deposits, as well as regional exploration targets. Most of the diamond drill holes are steeply inclined (approximately 60°) and HQ size (96-millimetre (mm) outside diameter), with drilling transitioning to NQ size (75.7 mm outside diameter). Drill core recovery ranges from 80 to 100%, and averages 95%. Drill hole locations and sections are shown on Figure 1.3. In 2019, KGC began using reverse-circulation (RC) air drilling focused on inferred oxide mineralization northwest of sulphide gold mineralization along the hanging wall of the Kumtor Lower Thrust.

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Figure 1.3: Kumtor District Drill Hole Location

During the Soviet period prior to KGC ownership, 287 drill holes totalling 87,573 m were drilled. Less than 5% of the Soviet data is used for mineral resources estimation, and in almost all cases, KGC-Centerra data has been used to verify that data.

Drill holes are positioned on a 30 x 40 m grid along strike and a 40 x 80 m grid down plunge of ore bodies in the Central, Southwest and Sarytor Deposits where geologic structures are complex. In other geologically less complex areas, an 80 x 80 m grid along strike and 60 x 80 m down plunge is used.

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The intersection angle between drill holes and mineralization layers is usually such that true thickness of mineralized layers is equivalent to 70% to 95% of the length of the mineralized layers measured down hole.

1.8. SAMPLES

A standard core logging and sample collection process exists at Kumtor. Average sample length is 1.5 m in non-mineralized material, and 1.0 m in mineralized zones. Samples do not cross lithological or alteration contacts. The QA/QC process requires insertion of one quality control sample per every 20 samples, either a blank, or standard reference material (RM). Drill core is cut into two halves, one is kept in the core box and stored, while the other it sent to the Stewart Assay and Environmental Laboratories, LLC (SAEL), in Kara-Balta for assaying.

From 1998 to 2012, sample collection, preparation, and analysis were all carried out by KGC personnel at the mine site laboratory, which was not certified but was subject to periodic calibration and operational checks by the Kyrgyz National Accreditation Agency. From 2013 to the present, exploration drill hole samples were assayed at the SAEL laboratory, located in Kara Balta town, Kyrgyz Republic. SAEL is accredited to ISO 17025:2008 by UKAS. The quality management system is certified to ISO 9001:2005 by BVC.

A Guide on Quality Control, Sampling, and Analyses was developed by Lynda Bloom of Analytical Solutions Ltd. (ASL) for Kumtor in 2012, and those quality assurance and quality control (QA/QC) procedures have been followed since that time. Audits conducted by Lynda Bloom (2012 and 2020) found evidence of bias of the KGC assays of gold grades less than (<) 1.0 g/t. Despite this, the effect on Mineral Resource and Mineral Reserve estimates is considered negligible. However, processing of production samples at the KGC laboratory could have a minor impact on the grade control process, stockpile formation and reconciliation since the Kumtor Mine cut-off grade is 0.85-1.00 g/t gold (depending on location).

The QP, Slobodan Jankovic, P.Geo., responsible for the Mineral Resource estimation of this Report, is satisfied that the Kumtor assay database is without bias that would make the Kumtor Mine Mineral Resource estimation unreliable.

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1.9. DATA VERIFICATION

Slobodan Jankovic, P.Geo., QP for the Mineral Resource estimate, visited the Kumtor Mine from October 18 to 25, 2019, and again from February 4 to 10, 2020. The site visit included a review of site facilities, logging and sampling procedures, and an assessment of the drill core, in terms of lithology and alteration controls used in resource estimation. No significant issues were identified with respect to the assay sampling procedures, chain of custody or the geological data collection.

As part of the validation process, the following checks were performed on the drill hole database:

•	Checked for duplicate drill hole collar locations and hole numbers.

•	Checked collar locations for zero/extreme values.

•	Checked assays for missing intervals, long intervals, extreme high values, blank/zero values, and reasonable minimum/maximum values.

•	Ran validity checks for out-of-range values, missing intervals, overlapping intervals, out-of-sequence intervals, and intervals greater than the hole length.

•	Validated metadata regarding drill hole type, purpose, campaign, and year drilled.

•	Carried out visual inspection of the drill holes for any unusual azimuths, dips, and deviations.

•	Completed a digital comparison of gold values from the assay database against gold values from the laboratory certificates.

The QP concludes that the drilling, data collection and maintenance, and analytical QA/QC procedures undertaken by Kumtor exploration and mine geology have been done in a manner that is consistent with industry standard practice and are considered to be acceptable for the purposes of Mineral Resource Estimation.

In the opinion of the QP, it is believed that the existing database is adequate and reliable for the estimation of Mineral Resources and has been prepared in accordance with CIM Estimation of Mineral Resources and Mineral Reserves best practice guidelines.

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1.10. MINERAL PROCESSING AND METALLURGICAL TESTWORK

Since disclosure of the 2015 Technical Report, further investigations and projects were undertaken to improve both throughput and recovery as well as continuously improve the accuracy of the Au recovery model for each of the ore zones. Over the remaining LOM, an annual throughput of 6.5 Million tonnes per year (Mtpy) and an average gold recovery of 82.9% are planned.

In the opinion of the Anna Malevich, QP for metallurgy and ore processing:

•	Metallurgical test work completed to-date has been appropriate to establish appropriate processing routes for the Kumtor ores.

•	Historical process operating data demonstrates the reliability of the recovery models.

•	Metallurgical testing data for ore scheduled to be processed in the LOM plan indicates that the current models and recovery methods are appropriate.

•	Samples used to generate the metallurgical data have been representative and support the estimates of future performance.

•	There are no processing factors or deleterious elements that could have a significant impact on potential economic extraction.

1.11. MINERAL RESOURCE ESTIMATE

The Central, Southwest, and Sarytor deposits of the Kumtor orogenic gold deposit contain an open pit Measured and Indicated Mineral Resource of 25.5 Mt averaging 2.78 g/t Au and contain 2.3 Moz of gold. In addition, open pit Inferred Mineral Resources total 20.9 Mt, averaging 1.97 g/t Au and contain 1.3 Moz of gold. Underground mineral resources constitute 13.1 Mt averaging 7.46 g/t Au containing 3.1 Moz of gold in the Inferred category. Table 1.2 summarizes open pit and underground mineral resources exclusive of mineral reserves as of July 1, 2020, based on a $1,550/oz gold price.

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Table 1.2: Mineral Resource Statement, Exclusive of Mineral Reserves, Kumtor Mine, Kyrgyz Republic, Effective July 1, 2020

Class	Tonnes	Grade	Metal
	Kt	Gold g/t	Gold Koz
Kumtor Open Pit
Measured	9,479	3.44	1,047
Indicated	16,053	2.39	1,231
Measured+Indicated	25,531	2.78	2,279
Inferred	20,864	1.97	1,324
Kumtor Underground
Measured	—	—	—
Indicated	—	—	—
Measured+Indicated	—	—	—

Inferred	13,100	7.46	3,141

Notes:

1.	Mineral Resources, that are not Mineral Reserves, do not have demonstrated economic viability.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.85 g/t Au for the Central Pit and 1.0 g/t Au for the Sarytor and Southwest Deposits.
4.	Underground Mineral Resources are reported using a 0 g/t Au cut-off within designed stopes using gold grade threshold of 4.9 g/t.
5.	Mineral Resources are reported within a conceptual pit shell optimized considering a gold price of USD1,550 per ounce of gold and metallurgical recovery of 80.7%.
6.	Bulk densities are 0.92 tonnes per cubic metre (t/m3) for glacial ice, 2.30 t/m3 for weathered rock and 2.85 t/m3 fresh rock.
7.	All figures have been rounded to reflect the relative accuracy of the estimates.

The Mineral Resource model prepared by Centerra considered a total of 1,574 drill holes and 426 trenches for the Central Pit, 342 drill holes and 235 trenches for the Southwest, and 282 drill holes and 20 trenches for the Sarytor Deposit, drilled historically by KGC. The mineral resource is reported using a cut-off grade of 0.85 g/t Au for the Central Deposit and 1.00 g/t Au for the Sarytor and Southwest deposits. The underground resources were reported using a 0 g/t Au cut-off within designed stopes using gold grade threshold of 4.9 g/t.

Validation checks were carried out on the exploration data prior to being used for geological modelling and resource estimation. A rotated block model, with parent block size of 10 m by 10 m by 10m, was constructed to cover the entire extent of the modelled mineralization, including the potential limits of underground operations, and includes the Central Pit, the Southwest, and the Sarytor deposits. The gold values were interpolated into the block model using Ordinary Kriging (OK), as the primary estimator. Along with OK, blocks were also estimated using Inverse Distance Squared (ID2) and Inverse Distance Cubed (ID3) as secondary estimators for validation purpose. Only parent block values were estimated. Sub-blocks were assigned the parent block values. The Kumtor Mine exploration database was audited by Kumtor Exploration, and based on verification of the drill hole database, as described in Item 12.2. It is the QP’s opinion that the information is suitable

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to support the 2020 Mineral Resource estimate. The QP is of the opinion that the drilling information is sufficiently reliable to interpret, with confidence, the boundaries of the gold mineralization and support a mineral resource estimate. The Mineral Resource model discussed herein considers sample data available as of January 25, 2020.

The effective date of the Mineral Resource Statement is July 1, 2020. The Mineral Resource Statement presented herein represents the mineral resource update prepared for the Central, Southwest, and Sarytor deposits in accordance with the Canadian Securities Administrators’ National Instrument (NI) 43-101. The current evaluation comprises both open pit resources above a conceptual pit shell and resources for potential underground operation outside the pit shell.

In the opinion of the QP, the Mineral Resource assessment reported herein is representative of the Au mineralization in the Kumtor Deposit at the current level of sampling.

1.12. MINERAL RESERVE ESTIMATE

The mineral reserve estimate was derived through the development of an ultimate open pit design using the resource block model and pit optimization parameters (i.e., geotechnical limitations; economic parameters; applicable royalty/revenue-based taxes; mining, processing, administrative, and refining costs; metallurgical recoveries, etc.) as the basis for mine design. Table 1.3 summarizes the parameters used for the pit optimization.

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Table 1.3: Economic Parameters for Optimizing Central, Southwest, and Sarytor Pits

Parameter	Unit	2020 Reserves Pit Optimization
Gold price realized	USD/oz	1,350
Gold price realized	USD/g	43.40
Payability	%	99.9
Waste mining cost (sustaining capital included)	USD/tonne mined	1.45
Ore mining cost (sustaining capital included)	USD/tonne mined	1.45
Rehandle cost	USD/tonne processed	0.60
G&A (Mine site + Bishkek, sustaining capital included)	USD/tonne processed	8.70
Processing costs (sustaining capital included)	USD/tonne processed	12.10
Sales and Refining costs (including silver credits)	USD/g	0.09
Environmental commitments	USD/tonne processed	0.57
Mining dilution	%	5
Mining recovery	%	95
Metallurgical recovery (excluding carbon fines)%		Variable (+2% extra due to additional leach tanks)
Royalties and other gross proceed tax/payments	Av. % of Gold Sales	14.4

The Mineral Reserve classification will normally reflect the original Mineral Resource classification, with Measured Mineral Resources becoming Proven Mineral Reserves and Indicated Mineral Resources becoming Probable Mineral Reserves. However, both pit walls and WRSFs stability have remaining geotechnical uncertainties that constitute an elevated risk for the eventual recovery of a portion of the Mineral Reserves. For this reason, it has been decided that only Mineral Reserves currently in a stockpile are classified as Proven and the remaining Mineral Reserves that are still to be mined are classified as Probable.

The current estimate for the Central, Southwest, and Sarytor Deposits at a gold price of $1,350 per ounce is summarized in Table 1.4. The in-pit Mineral Reserves are those estimated by the LOM plan developed in 2020 and reflect the Mineral Reserve with an effective date of July 1, 2020.

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Table 1.4: Kumtor Mine Mineral Reserves as of July 1, 2020

Parameter	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (Koz)
	By Category
Proven
Stockpiles (> 0.85 g/t)	13,725.0	1.68	742.5

Total Proven Mineral Reserves	13,725.0	1.68	742.5

Probable
Hockey Stick Pit in-situ (> 0.85 g/t)	8,049.3	2.67	690.4
SB west Pit in-situ (> 0.85 g/t)	3,436.5	3.29	364.1
SB Pit in-situ (> 0.85 g/t)	664.1	4.79	102.2
Saddle Pit in-situ (> 0.85 g/t)	2,093.2	2.57	172.8
Upper Stockwork Pit in-situ (> 0.85 g/t)	13,370.8	3.07	1,319.6
Lower Stockwork Pit in-situ (> 0.85 g/t)	19,197.6	3.22	1,989.8
Lower Saddle Pit in-situ (> 0.85 g/t)	10.6	1.28	0.4

Total Central Pit in-situ (> 0.85 g/t)	46,822.1	3.08	4,639.5

Sarytor Pit in-situ (> 1.0 g/t)	7,333.8	1.99	470.6
Southwest Pit in-situ (> 1.0 g/t)	5,457.6	2.37	415.2

Total Probable Mineral Reserves	59,613.5	2.88	5,525.4

Total Mineral Reserves	73,338.5	2.66	6,267.9

Notes:

1.	CIM definitions were followed for classification of Mineral Reserves.
2.	Open Pit Mineral Reserves are estimated at a cut-off grade of 0.85 g/t Au for the Central Pit and 1.0 g/t Au for the Southwest and Sarytor Deposits.
3.	Mineral Reserves are estimated using a long-term gold price of USD1,350 per ounce.
4.	Mineral Reserves are inclusive of modifying factors discussed in Item 15.
5.	Numbers may not add due to rounding.
6.	Only Mineral Reserves that are currently in a stockpile are defined as “Proven”. The remaining Mineral Reserves to be mined are classified as “Probable”.

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1.13. MINING

Open pit mining is performed using conventional open pit bulk mining methods with hydraulic shovels and mining trucks on 10m benches. The LOM production plan calls for a maximum of 14 shovels and 125 haul trucks.

Blast holes are drilled using three diesel-powered Sandvik DR-460 rigs and five Drilltech D55SP rotary-percussion drill rigs, with a hole diameter of 200 mm. Loading of the blast holes is undertaken by bulk explosives trucks delivering either ammonium nitrate with fuel oil (ANFO) or an emulsion explosives blend. The average explosives consumption is approximately 0.21 kg per tonne of bedrock material. Ice and moraine are considered free-dig materials. Management of the on-site explosive plant is outsourced to Orica.

The Central, Southwest, and Sarytor open pit rock masses are structurally complex with many faults and relatively weak rock mass, particularly those in the Central Pit. Coupled with adjacent glaciers, this makes for a relatively complex mining situation requiring continuous geotechnical and related water management. Geotechnical assessment and modelling are key requirements for ensuring pit wall stability for safe and efficient mining operations. Handling of water from glacier meltwater is also a key requirement for ensuring pit wall stability and suitable conditions for mining operations.

The remaining mine life is planned to mine 60.2 Mt ore and 1,641 Mt waste, have a peak mining rate of 205.6 Mt per year, average strip ratio of 27.2 waste:ore tonnes and continue until 2031.

There are three (3) WRSFs currently in use and planned to be used for the remaining mine life, all of which require continuous management due to underlying foundation conditions and/or water inflow from adjacent glaciers.

The mine design was developed based on a selected optimised pit shell following industry standard procedures considering the geotechnical risks. The production schedule targeted a consistent process plant feed within mine equipment fleet constraints. KGC follows strict grade control procedures to define the ore and waste contacts and minimize ore loss.

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1.14. RECOVERY METHODS

The current process plant flowsheet consists of crushing, grinding, pyrite flotation, and two-stage re-grinding of the flotation concentrate. Two separate carbon-in-leach (CIL) circuits extract the gold from the re-ground concentrate and from the flotation tails, with final gold recovery accomplished by electro-winning and refining. The process plant was originally designed with a capacity to process 4.8 Mt of ore per year and is currently operating at 6.3 Mt per year.

KGC has developed recovery models based on evaluation of historical data and test work. They have been modified over time as operations have evolved. As a result, the process plant flowsheet and associated recovery factors are considered appropriate to support Mineral Resource and Mineral Reserve estimation and associated mine planning.

1.15. TAILINGS STORAGE FACILITY

The Tailings Storage Facility (TSF) is located in the Kumtor River Valley, north of the Central Pit. The TSF consists of a tailings dam, an Effluent Treatment Plant (ETP), and associated tailings pipelines and diversion channels. The facility received original approval in 1999 to be constructed to an ultimate dam crest elevation of 3,670.5 m, and in 2017 up to an ultimate crest elevation of 3,677.5 m. As of December 31, 2019, the constructed dam crest elevation was 3,670.5 m. KGC is currently considering raising the dam to an ultimate crest elevation of 3,682.0 m (i.e., 4.5 m above the currently approved crest) to accommodate the shortfall of 15.5 million cubic metres (Mm3) storage.

The Life-of-Mine (LOM) plan assumes raising of the existing tailings dam as the base case. Other expansion options consider constructing new tailings management facilities both within and outside the Concession Area. If permitting of raising the existing dam cannot be obtained, additional capital expenditures beyond those in the current capital estimate for the new LOM plan would have to be incurred.

Additional assessments are being carried out to evaluate hazards and plan mitigations for a potential glacier lake outburst flood originating from a failure of the natural moraine dam at Petrov Lake in response to future warming that could impact the tailings dam. This includes lowering the level of Petrov Lake upon cessation of Kumtor operations.

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1.16. WATER MANAGEMENT

The main objectives of the water management system are to:

•	Remove water and ice from the open pit areas to ensure safe access to ore, and a stable and safe working environment.

•	Ensure that water returned to the natural environment is safe and meets specified quality criteria.

•	Manage runoff to reduce sediment load entering local creeks and rivers.

•	Ensure sufficient water supply for ore processing.

The Kumtor Mine has two separate water supply systems that are used to support ongoing operations and to provide a source of potable water: Lake Petrov and water captured in the pit water handling system. In 2019, the process plant used 4.95 Mm³ of water from Petrov Lake and 1.49 Mm³ of water collected from dewatering activities in the open pit. In 2020, the volume of process plant water demand sourced from the pit water handling system is planned to be increased to approximately 80% to reduce the amount of water that is drawn from Lake Petrov.

The pit water handling system at Kumtor is focused on intercepting snow and glacier meltwater and rainfall runoff at higher elevations adjacent to glacier terminuses using a combination of surface water ditches, sumps, vertical dewatering wells and horizontal drains. Vertical wells and horizontal drains target highly transmissive water-bearing faults behind the pit slopes in order to intercept groundwater before it flows into the pit and de-pressurise open pit walls. These wells are considered to be non-contact water as the water quality is not degraded from its natural state.

Dewatering operations are also in place at the WRSF areas. Managing surface runoff (precipitation and glacier melt) to reduce geotechnical stability risks and prevent possible surface water contamination is carried out by a combination of ditches, sumps, pumps, and settlement ponds. Pumps are installed at the terminuses of the Davydov, Lysyi, and Sarytor glaciers and a pipeline system has been constructed around the WRSFs. Meltwater is diverted to Kichi-Sarytor and Lysyi Creeks.

Contact water from the pit water handling system is used in ore processing and directed to the tailings pond as part of the tailings slurry. The ETP is operated to treat excess tailings water accumulated in the tailings pond and then released to the Kumtor River between May and October each year. At the ETP, cyanides are neutralized, and metals are removed to ensure that discharge to the Kumtor

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River meets the water quality objectives as stipulated by the relevant Kyrgyz Environmental Permits and the Environmental Management Action Program.

1.17. ENVIRONMENT, PERMITTING, AND SUSTAINABILITY

The KGC Health, Safety, Environment and Compliance Departments spend considerable time and resources ensuring that all permits and licenses are received and remain current.

In accordance with the Law “General Technical Regulation on Ensuring Environmental Safety in the Kyrgyz Republic”, KGC establishes an Environmental Passport with Kyrgyz Republic authorities for periods of up to 5 years. On annual basis, KGC updates standards for maximum allowable emissions, discharges and waste disposal into the environment and obtains permits required to carry out activities at both the Mine Site and the Balykchy Marshalling Yard (BMY). According to KGC’s Annual Environment and Sustainability Report and the results of independent environmental assessments, KGC materially complies with the Kyrgyz legislation and international practices.

KGC maintains an Environmental Management Action Plan (EMAP) that outlines KGC’s environmental and safety commitments, including the regulations applicable to the Kumtor Mine. The Restated Investment Agreement provides that KGC will continue to be obligated to operate in accordance with mining and operating plans that seek to limit the environmental impact of the project and protect human health and safety in accordance with good international mining practices. Specifically, KGC will continue to be obligated to operate in material compliance with the standards applicable under the EMAP. KGC operations are subject to regular environmental audits by Kyrgyz Republic regulators, as well as audits commissioned by Centerra and historically by the European Bank for Reconstruction and Development (EBRD).

To understand, evaluate, and manage KGC’s environmental footprint, KGC takes a systematic “plan-act-monitor-improve” approach, which is aligned with the International Organization for Standardization’s ISO 14001 model. This approach began with an environmental impact assessment at the early planning stage of the Kumtor Mine and it continues with the implementation of the EMAP and the incorporation of mine closure planning for the future.

Under the EMAP, KGC is required to update its Conceptual Closure Plan (CCP) every three years which was last performed in 2019. This approach allows for the development and adaptation of the CCP and provides a period for testing and monitoring of several years to evaluate the various options and their effectiveness that are contemplated by the CCP. The CCP covers the existing components

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of the Kumtor operations including the open pits, WRSFs, TSF, and related water treatment facilities, the process plant, and associated mine infrastructure.

The CCP includes the social and socioeconomic context of closure of the Kumtor Mine, as defined in the Socioeconomic Closure Impact Assessment (SECIA) completed in 2019. The Kumtor Mine and its closure affect a wide range of stakeholders in the Kyrgyz Republic with varying levels of economic and social impact. The SECIA improved KGC’s understanding of the impacts of closure on the stakeholders and informed KGC’s consideration of possible actions to manage the process of socioeconomic transitioning.

According to the results of the latest CCP update, carried out as part of providing this Technical Report update, which includes extending the mine life to 2031, the closure cost is estimated at USD59.1 million (M). KGC is required to re-calculate closure liability on an annual basis, in accordance with International Financial Reporting Standards to take account of future discount and inflation rates.

In 1995, KGC established a reclamation trust fund to accrue cash funds for mine closure liabilities. This is funded by sales revenue, annually in arrears. As of August 31, 2020, the balance in the fund was $47 M. In accordance with the 2017 Strategic Agreement, KGC will assume a total reclamation cost of at least $69 M when determining its contributions to the Reclamation Trust Fund and contribute at least $6 M to the Reclamation Trust Fund on annual basis until the reclamation amount is funded.

1.18. CAPITAL AND OPERATING COSTS

The estimated future capital and operating costs for the Kumtor Mine are discussed and tabulated in USD using an exchange rate of 70 Kyrgyz Som (KGS)/USD. The majority of the cost estimates were developed in USD.

Total operating and capital costs over the LOM are estimated at $4,517 M, including $2,366 M for mining costs, $868 M for processing costs, $602 M for administrative (G&A) costs and total capital expenditures are estimated at $681 M.

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The following material assumptions have been used in the development of the LOM plan, estimates of capital and operating costs, and Mineral Reserve estimates:

•	Gold price of $1,350/oz

•	Silver price of $17/oz

•	Exchange rate: 70 KGS/USD

•	Diesel fuel price assumption: USD0.50/litre

•	Electrical Pricing of USD0.045 per kilowatt hour (kWh)

1.19. ECONOMIC ANALYSIS

Using a gold price of $1,350 per ounce, silver price of $17 per ounce, and exchange rate of 70 KGS/USD, as assumed for the Mineral Reserve estimation process, the LOM physicals and all the capital, operating, and transport cost estimates have been used to estimate the net cash flow for the Kumtor Gold Mine from 2020 to the end of 2031 to be $1,961 M. The after-tax net present value (NPV), on the same basis, at a discount rate of 5% is $1,552 M.

A sensitivity analysis was completed on the NPV showed that the economics of the Kumtor Mine are most sensitive to changes in the gold price followed by operating costs, with exchange rate and capital cost changes causing relatively much less sensitivity; see Figure 1.4.

Figure 1.4: Sensitivity Analysis

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1.20. INTERPRETATIONS AND CONCLUSIONS

The QPs of this Technical Report have the following interpretations and conclusions.

Geology and Mineral Resources

•	The geology of the deposits and controls of mineralization continue to be refined:

•

The Kumtor District, including Central, Southwest, Sarytor, and Northeast Deposits, is hosted by Upper Proterozoic–Lower Paleozoic metasedimentary rocks, primarily strongly folded and schistose carbonaceous quartz sericite schists or phyllites with a large proportion of faulted and sheared rocks.

•

The geologic section at Kumtor is structurally overturned and includes allochthonous metasedimentary rock sitting on top of autochthonous Cenozoic sedimentary rock as a result of thrusting associated with continental collisions. These thrusts include the Kumtor Lower, Black, Kumtor Upper, and Lysyi thrusts, which divide the sedimentary package into four district-wide units (Unit 0, Unit 1, Unit 2, and Unit 3).

•

Unit 0 hosts oxide gold mineralization; Unit 1 hosts limited sulphide gold mineralization (primarily at the Northeast Deposit); Unit 2 hosts the bulk of the sulphide gold mineralization resources and reserves; and Unit 3 is largely barren.

•	Dispersed gold mineralization is present in Cenozoic rock.

•

Sample preparation and QA/QC protocols and procedures, as well as gold fire assay methods (Au FA) used by KGC, meet industry best practices and samples are kept and transported in a secure manner and are representative of the deposit.

•

Gold fire assays are carried out in a well-maintained facility at SAEL which is operating according to international standards (shown by round robin testing) and provides gold assays that meet the requirements of ISO 17025:2008 and ISO 9001:2005 certification.

•	The assay database is securely maintained, has been subjected to an appropriate level of validation and verification, and is suitable for use in the estimation of Mineral Resources.

•

The updated interpretation of mineralized domains demonstrates excellent continuity of much of the sulphide gold mineralization (between the Lysyi Fault and the Kumtor Upper Thrust) and somewhat more complex distribution of the footwall sulphide mineralization between the Kumtor Upper and Black thrusts.

•	The deposit, particularly within the Central Pit area of the Stockwork Zone, remains open down dip and exhibits a consistent width.

•

The resource estimation assumptions, parameters, and methodology are defined to represent the nature of each orebody within the Central Pit (being Hockey Stick, SB, Saddle, and Stockwork) and Sarytor and Southwest Pits, and are appropriate for Mineral Resource estimation and consistent with the style of mineralization and mining method.

•

The grade capping of outliers was defined by multiple approaches such as probability plots, histograms, and statistical analysis. The capping levels were determined with relatively high confidence and adequately represent the style of mineralization and grade populations.

•

The grade interpolations were carried out using conventional methods, being OK, and Inverse Distance squared and cubed (ID2, ID3), which are all commonly used in the gold mining industry for resource estimation.

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•	Based on block model validation using swath plots and statistical analysis, the final choice between OK and ID2/ID3 grade interpolation was made for resource estimation of each deposit.

•	Resource estimation inaccuracy risk is related to areas of lower drilling density and/or where Soviet era drilling is dominant. In-fill drilling is planned to address this issue.

•	Mineral Resources are reported exclusive of Mineral Reserves and are estimated effective 1st July 2020 as follows:

•	Open pit Measured and Indicated Mineral Resources total 25.5 Mt averaging 2.78 g/t Au and contain 2.3 Moz gold.

•	Open pit Inferred Mineral Resources total 20.9 Mt averaging 1.97 g/t Au and contain 1.3 Moz gold.

•	Underground Inferred Mineral Resources total 13.1 Mt averaging 7.46 g/t Au and contain 3.1 Moz gold.

•

The Mineral Resources have been estimated in conformity with CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines and are reported in accordance with the Canadian Securities Administrators’ NI 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Mining and Mineral Reserves

•

Total Proven and Probable Mineral Reserves as of 1st July 2020 are estimated to be 73.3 Mt averaging 2.66 g/t Au and contain 6.27 Moz gold. Ore mining and processing operations are planned to continue until 2031.

•	Opportunities for further Mineral Reserve increase are constrained by existing infrastructure (such as the process plant) and the topography to the south of the ultimate Central Pit.

•

The Kumtor Mine operation will continue to mine at a relatively high strip ratio, averaging a waste-to-ore tonnage ratio of 27.2 to 1. Peak mining rates of approximately 205 million tonnes per year (Mt/year) are planned to occur over the period 2021-2028.

•

Ongoing management of meltwater from glaciers, glacier movement and open pit rock mass conditions is required to ensure safe, uninterrupted, and efficient mining operations at Kumtor. Since the start of mining operations, Kumtor personnel (supported by consultants) have established monitoring and mitigations to deal with these issues, all of which continue to be improved as knowledge and operating experience accrues.

Metallurgy and Processing

•

Historically, the overall metallurgical recovery of gold in the Kumtor processing plant has averaged 79.4%. With current knowledge, the LOM plan annual metallurgical recoveries are expected to range between 71.6% and 87.1%, depending on the head grade and metallurgical characteristics of the ore feed to the process plant, averaging approximately 82.9%. Work continues at the Kumtor Mine on implementing strategies to improve gold recoveries.

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•	Regarding metallurgical testing and recovery estimates:

a.	metallurgical test work completed to-date has been appropriate to establish the appropriate processing flowsheet for Kumtor ores.

b.	historical process plant operating data demonstrates the reliability of the recovery models.

c.	metallurgical testing data for ore scheduled to be processed in the LOM plan indicates that the current recovery models and processing methods are appropriate.

d.	samples used to generate the metallurgical data have been representative and support the estimates of future performance.

•

Metallurgical testwork has demonstrated that finer grind and additional leach capacity in the flotation tailings leach circuit improves overall gold recovery, the benefits of which are incorporated for this Report. KGC intends to proceed with implementation of these process changes.

•	With the exception of graphitic carbon in the ore, KGC is not aware of any processing factors or deleterious elements that could have a significant impact on potential economic extraction.

•

The occurrence and distribution of natural graphitic carbon in the ore body is not presently fully defined and not included in the updated Mineral Resource model. High levels of graphitic carbon pose risk to metallurgical recovery as was experienced in September to November 2014. Further drilling and metallurgical testing is planned to provide additional information.

Geotechnical

•

There are no unmanageable geotechnical issues for the smaller Southwest and Sarytor Pits that will be mined over the period 2020 to 2027. The final Southwest and Sarytor Pits will coalesce into a single pit and advance upstream the Sarytor Glacier valley in 2023 when the glacier mass balance model estimates that this glacier will have retreated farther upstream to a position behind the planned pit crests.

•

Pit wall stability is strongly influenced by the level of water saturation of the rocks, with dry conditions being more stable than saturated conditions. Installation and operation of dewatering systems comprised of a combination of deep wells and horizontal drains will continue to be required to mitigate the effects of high groundwater seepage and/or pressure from the nearby glaciers. In addition, a network of vibrating wire piezometers and thermistors will continue to be used to monitor and confirm the achieved depressurization of the highwall areas.

•

Structural wall mapping and additional geotechnical drilling will be continued over the LOM to identify and confirm the occurrence and orientation of faults and foliation sets used in the pit slope design for the LOM plan.

•

Geotechnical information and monitoring surveys gathered for the northwest wall of the Central pit will be used to validate the current stability model of the slope located adjacent to the process plant.

•

Impact of glaciers on mining operations includes the movement of ice toward pits and production of meltwater from snow and glacier melt. Current and predicted movement rates of glaciers indicate low velocities with potential short-term high velocities due to pit expansion and continued negative glacier mass balances. Ice flow from the Davydov Glacier into the

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Central Pit is expected to be controlled by ice removal, rock buttress relocation, and control of water flow and pressures in the glacier bed as in the past.

•

Current and projected continuing negative glacier mass balance indicates that the risk of increased melt rates and volumes will need to be mitigated to minimize the potential impacts on pit operations, Petrov Lake conditions, and glacier movement rates.

•

Buttress # 2 will need to be built upstream of the existing buttress, located in the southwest wall of the Central Pit, to manage ice movements towards the pit from the South Arm of the Davydov Glacier.

•

The LOM plan requires waste rock to be deposited in WRSFs located in the Davydov, Sarytor, and Lysyi Valleys. The WRSFs are on top of permafrost, fine-grained moraine soils (basal till) and clay, with high ground ice content within the Davydov and Sarytor Valleys and to a lesser extent the Lysyi Valley. Based on past ground behaviour and performance monitoring to-date, continued deformation of the WRSFs has been incorporated into their design. Additionally, wide platforms have been incorporated to the design to improve the WRSFs’ stability. However, should they become sufficiently unstable, their use will be reduced or stopped entirely. Such circumstances could adversely impact the LOM plan and economic performance of the Kumtor Mine operation.

•

WRSF stability is strongly influenced by the water levels and pore pressure in the soils foundation (till and clay) at the toe. Installation and operation of dewatering systems comprising pumping wells will be required to mitigate the effects of excess pore pressure at the WRSFs toes.

•

A comprehensive site investigation campaign, laboratory tests and geotechnical instrumentation installation is being carried out on the three WRSF locations. The geotechnical and monitoring data/information being gathered for the current WRSFs behaviour will be used to validate the current stability models of the WRSFs.

•	Based on the geotechnical assessments referenced in this Report, the current tailings dam, shear key and buttress are performing as designed.

•

The currently approved ultimate crest elevation of the tailings dam is 3,677.5 m, and studies are underway to assess raising the dam to an ultimate crest elevation of 3,682.0 m to increase the TSF storage capacity for the estimated Mineral Reserve. The static and seismic stability and creep deformation analyses currently in progress show that the dam could be safely raised by the 4.5 m beyond its currently approved final elevation, based on current knowledge of the dam and subsurface conditions. Additional analyses and geotechnical investigations are required for the final design, which include reassessment of the TSF diversion channels, numerical modelling of the tailings dam, drilling, geophysical profiling, and test pit excavations; all of which are planned for completion in 2021.

•

Due to permafrost degradation, the potential for a Petrov lake outburst flood increases, which has the potential to affect the long-term stability of the toe of the TSF dam. Petrov Lake lowering, which has been initiated, will reduce this risk significantly and additional assessments and mitigations are being carried out that will further reduce and mitigate this hazard to the TSF dam.

•

The Kumtor Mine process plant foundation has been subject to settlement since March 2019 due to underlying ground conditions induced by permafrost degradation, water infiltration and adjacent mining. A series of remedial measures that include ground improvement techniques and current cessation of adjacent mining operations will continue to be implemented and the foundation monitored to ensure the ability of the process plant to function effectively.

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Political

•

The Kumtor Mine is subject to significant political and legal risk. Starting from 2012, there have been requests to renegotiate the agreements governing the Kumtor Mine, calls for nationalization of the Kumtor Mine, regulatory agencies making claims for alleged environmental damages, court actions commenced by the Kyrgyz Republic General Prosecutor to rescind previously granted land use rights to Kumtor, and delays in obtaining necessary permits and approvals. While these specific matters have been resolved with the completion of the Kumtor Strategic Agreement in 2019, there remains a risk that similar or additional claims or requests for additional economic rents may arise in the future. In addition, certain matters, including obtaining necessary permits and approvals, must be repeated on an annual basis which poses additional political risk for the continued operation of the Kumtor Mine.

•

The Kyrgyz Republic is also subject to risks of political instability. Revolutions in 2005 and 2010 overthrew governments and, most recently, the results of a parliamentary election held in October 2020 were cancelled following allegations of voting irregularities. A number of politicians and other officials have made statements regarding the Kumtor Mine and the Kyrgyz Republic’s indirect ownership of Centerra. There can be no assurance that demands to re-negotiate the economic and legal terms under which the Kumtor Mine operates will not arise. Such demands and any associated legal or other claims against the Kumtor Mine, KGC or Centerra could have a materially negative effect on Kumtor’s operations, cash flows and future prospects.

•

Centerra owns 100% of the Kumtor Mine through its wholly-owned subsidiary, KGC. The economic assumptions and projections in this Report are based on the existing agreements concluded in 2009, as supplemented by the Kumtor Strategic Agreement.

Environmental

•

KGC Health, Safety, Environment and Compliance Departments proactively work to ensure permits and licenses are received on a timely basis and remain current. However, delays have been experienced. Some permits that are updated annually remain outstanding as of the date of this Report and discussions are ongoing while operations continue.

•	KGC operations are subject to regular environmental audits by Kyrgyz and international groups and experts, as well as audits commissioned by Centerra and the EBRD.

•

As per KGC’s annual environmental reports, KGC is in material compliance with Kyrgyz legislation and good international industry practice, and specifically continues to be obligated to operate in material compliance with the standards applicable under the EMAP.

•	The KGC CCP was reviewed and updated during 2019 by international experts and was approved by the Board of Directors of KGC in 2020.

•

The ETP has insufficient treatment capacity and is in the process of being increased, expected to be completed in Q1 2021. The currently approved ultimate crest elevation of the ETP dams is 3,676.0 m, and studies are underway to determine how to raise these dams to the required ultimate crest elevation of 3,682.0 m to maintain the same elevation as the TSF dam.

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Risks and Mitigations

The most significant technical risks relate to geotechnical issues including pit wall stability, deformation of WRSFs, glacial ice movement, and the stability of the process plant’s foundation. In addition, the KGC is subject to other political, legal, permitting, mining, metallurgical recovery, employee health & safety, and environmental risks.

The reader is referred to Item 24 for more details on identified risks and mitigation plans and actions.

1.21. RECOMMENDATIONS

The QPs of this Technical Report have the following recommendations.

Geology and Exploration potential

Three-dimensional (3D) geological model improvements will necessitate:

•	Refinement of continuity of sulphide gold mineralization in less-developed blocks between well-established deposits along the Kumtor Trend.

•

Determination of overall continuity parameters, grade, and morphology of oxide gold mineralization along the Kumtor Trend, as well as intensity of oxidation, refractiveness, and suitability for direct leaching.

•	Evaluation of the presence and geological setting of dispersed gold mineralization in Cenozoic sediments and its economic importance, including volume, grade, and morphology.

•	Continued exploration of inferred extensions of mineralization at distal northeast and southwest ends of the presently known Kumtor Trend.

•

Overall, ongoing exploration for both sulphide and oxide mineralization aimed at ultimately achieving mine life extensions. Cost estimates associated with this exploration are currently being developed.

Mineral Resources

•	Complete production reconciliation using industry best practises, identify any potential discrepancies with the updated resource model and adopt the required changes to the updated resource model.

•	Additional in-fill drilling program to improve resource model accuracy and potentially increase resource inventory, with particular focus on the lower portion of the Stockwork and Saddle zones.

•	Further modelling of the Northeast Deposit to add to the future resource inventory.

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•	Interpret and evaluate the potential of the oxide zone within the Kumtor Trend when sufficient drilling density has been achieved.

•	Create an updated underground resource block model for the Central Deposit using suitable parameters including the size of the cells (blocks) and grade estimation.

Mining and Mineral Reserves

•	Finalise WRSFs stability assessments to enable the update of WRSF planning to finalise haul truck fleet estimates.

•	Assess the potential of backfilling some portion of the open pits to reduce WRSF and truck haulage requirements.

•	Assess alternatives to truck haulage for waste rock transport including conveying.

•	Complete additional in-fill and expansion drilling programs to update the technical and economic aspects of the underground mining conceptual study.

•	A summary of the WRSF recommendations is provided in Item 16.3.

Metallurgy and Processing

•	Continue to drill and perform metallurgical testing to define the preg-robbing characteristics of the ore and associated stockpiles to allow good forecasting and mill feed control.

•	Continue the geo-metallurgical testing program to refine the metallurgical recovery curves and promote further understanding of ore properties through the LOM.

•	Continue to implement strategies to improve gold recoveries and associated economics.

•	Proceed with the implementation of the regrind tower mills and additional leach capacity in the flotation tailings leach circuit.

•	Evaluate additional leach capacity and finer grinding to improve recoveries if refractoriness of material increases or oxidized material requires processing.

•	Further refine the capital expenditure required to address aging process plant equipment.

•	Assess the potential of processing existing tailings from the TSF.

•	Assess constructing a new process plant to allow pit expansion into the area occupied by the existing process plant.

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Geotechnical

•	Implement additional geotechnical drilling and related studies to validate the pit slope design assumptions used for the LOM plan.

•

Continue monitoring deformation of all pit walls with particular focus on the northwest wall of the Central Pit to refine the current stability analyses and further evaluate final wall Factors of Safety with respect to the crest distance to the process plant.

•

Continue monitoring and performing geotechnical analyses (including deformation analyses) of glacier ice flow towards the Central Pit, particularly in areas of historical waste rock storage on glacier ice.

•

Relocate ice adjacent to the pit walls and construct engineered sumps in front of the excavated glacier ice to collect meltwater as required to ensure safe mining operations. The sumps are currently connected to dewatering pipes that divert the collected meltwater around and away from the open pits, with this configuration to continue for future sump designs.

•

Continue to use waste rock buttresses to manage ice movements towards the Central Pit from the various Davydov Glacier arms, as successfully done for the South Arm in 2014 and Southeast Arm in 2017. A second buttress (named Buttress # 2) has been designed and will be built upstream (to the south) of the existing buttress located in front of the South Arm to allow for the southern expansion of the Central Pit.

•

Monitor ice temperatures in the terminus areas of the Sarytor, Lysyi, and Petrov Glaciers to evaluate potential for high flow rates with continuing negative mass balance and warming climate conditions.

•	Ground penetrating radar (GPR) of the Petrov Glacier and possibly Sarytor and Lysyi Glaciers to provide input to the glacier flow models and evaluate the extent of warm and cold ice.

•	Investigation of temperature conditions leading up to high in-pit runoff events and using an energy balance approach to develop temperature triggers for early warning of high flow events.

•	Investigate the Albedo and dust deposition trends at the Sarytor Glacier to better understand the local effect of dust on glacier mass balance.

•	Continued (annual) terminus surveys for the Lysyi, Sarytor, and Bordoo Glaciers, and addition of the Petrov Glacier into the survey program.

•	Continue monitoring groundwater pressures in the Central, Southwest, and Sarytor pit walls to ensure effectiveness of the dewatering systems.

•	Continue drilling open pit depressurization wells and horizontal drains, where necessary.

•	Continue structural pit wall mapping to confirm local occurrences and orientations of faults and foliation to verify design assumptions.

•	Implement controlled blasting for final pit walls, including trim blastholes detonated to a free face, to minimize blasting damage to the rock mass.

•

Continue geotechnical investigations including instrumentation, monitoring, and analyses to assess the potential impacts of continued WRSF deformations to verify LOM waste deposition sequences, capacity assumptions and closure plans.

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•	Continue monitoring groundwater pore pressure and water levels in the Lysyi, Central and Sarytor waste rock storages to ensure effectiveness of the dewatering systems.

•	Improve operational protocols if any large displacement or tension cracks are observed in the waste rock storage slopes (such as restrictions on traffic and day shift only use).

•	Continue the performance monitoring and inspections of the TSF, and carryout any required maintenance work.

•

Complete the required additional geotechnical and hydrotechnical analyses and site investigations that are required for the final design of the tailings dam raises to the currently proposed ultimate crest elevation of 3,682.0 m.

•	Complete the studies to raise the ETP dams to the currently proposed ultimate crest elevation of 3,682.0 m.

•	Continue to monitor Petrov Lake water level, Kumtor River flow rates, and temperatures and deformations of the Petrov Lake moraine dam to evaluate changes in the outburst flood hazard potential.

•	Continue remediation efforts and continue with cessation of adjacent mining operations to stabilise the process plant foundation.

Political

•	Continue to maintain a positive relationship with the Kyrgyz Republic Government and regulatory authorities.

Environmental

•	Seek approval of the annual mine plan and obtain an updated Ecological Passport.

•	As required, update the EMAP to reflect the maturing operations.

•	Continue the iterative updates of the CCP with the next version due in 2022.

•	Continue to regularly audit the environmental and health & safety management systems.

•

ETP capacity upgrades to be completed, expected Q1 2021, to increase treatment capacity to comply with the currently established Maximum Allowable Discharge (MAD) and reduce the concentration of metals including antimony in discharge water.

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2. INTRODUCTION

Centerra Gold Inc. (Centerra) has prepared this Technical Report (the Technical Report) for the Kumtor Mine, Kyrgyz Republic. This Technical Report provides an update of the 2015 Technical Report, which had a publication date of March 20, 2015, and effective date of December 31, 2014, summarising the current and planned operations and the Mineral Reserves and Mineral Resources for the Kumtor Mine. Items of significant change from the 2015 Technical Report include a resource model update based on extensive in-fill and expansion drilling in recent years, gold price assumption, pit slope angles, capital and operating cost estimates and metallurgical recovery estimates based on process plant improvements, which have resulted in updated Mineral Resource and Mineral Reserve estimates and an updated ultimate pit design and mining-processing schedule.

Kumtor Gold Company CJSC (KGC), a wholly-owned subsidiary of Centerra, is the direct owner of the Kumtor Mine. Centerra became a publicly listed company on the Toronto Stock Exchange in June 2004 following the transfer to Centerra of certain gold assets, including the Kumtor Mine, previously held by the Kyrgyz Republic Government and Cameco Gold Inc. (Cameco Gold), a wholly-owned subsidiary of Cameco Corporation (Cameco).

The Kumtor Mine is comprised of the Central Deposit (often historically referenced as the Central Pit or Kumtor Pit) and two smaller adjacent deposits, the Sarytor Deposit and the Southwest Deposit. Open pit mining since 1996 has concentrated on the Central Deposit, with a smaller amount of tonnage mined from both the Sarytor and Southwest Deposits. Mineral Reserves to be extracted by open pit mining have been estimated for the Central, Southwest, and Sarytor Deposits as presented in this Report, and additional Mineral Resources that may be mined by open pit have been estimated for the Central, Southwest, and Sarytor Deposits. Within the Central Deposit, parts of the high-grade Stockwork and SB Zones are located directly beneath the LOM pit design of the Central Pit and are considered potential underground mining targets by Centerra. Since start up in late-1996 to end-2019, the Kumtor process plant has produced approximately 12.6 Moz of gold from 129 million tonnes (Mt) of ore with an average gold head grade of 3.9 g/t.

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2.1.	TERMS OF REFERENCE AND UNITS

This Technical Report on the Mineral Resources and Mineral Reserves of the Kumtor Mine, as of July 1, 2020, complies with the standards of disclosure as set forth in NI 43-101 and follows the format set out in Form 43-101F for Technical Reports.

This report was prepared by the technical staff of Centerra and a number of external consultants, all of whom are QPs, as defined in NI 43-101, as detailed in Table 2.1.

The metric system of units is used throughout this Technical Report, deviating only to report ounces of gold. The currency used is the United States dollar (USD), unless otherwise indicated.

2.2.	SOURCES OF INFORMATION

This Technical Report is based on published and unpublished materials and professional opinions prepared by and/or available to Centerra and its consultants. In addition, certain data and information used to support this Technical Report was derived from previous reports regarding Kumtor Mine including documents listed in Item 27 (References). Other sources of data include geologic and resource model reports, drill hole assay data, block model, geotechnical reports, mine plans, cost estimates and economic models.

Information with respect to actual historical and future estimated capital and operating costs and to taxation issues pertaining to the Kumtor Mine has been developed by Centerra and KGC for inclusion in the economic evaluation of the Mineral Reserves presented in Item 22.

2.3.	CONTRIBUTING PERSONS AND SITE INSPECTIONS

This Technical Report has been prepared by the QPs listed in Table 2.1. Each QP, as defined in NI 43-101, has provided a QP certificate. Not all QPs have visited Kumtor Mine due to travel restrictions related to the COVID-19 pandemic; refer to QP Certificates for details.

Other Centerra and KGC employees compiled certain sections of this Technical Report under the supervision of those identified in Table 2.1. These employees are experienced technical and accounting/finance professionals in their respective areas of expertise.

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Standard professional procedures have been followed in preparing the contents of this Technical Report. Data used in this Technical Report have been verified, where possible, and all data is considered to have been collected according to CIM best practises.

Table 2.1: Qualified Persons and Responsibilities

Qualified Person	Title	Primary Area(s) of Responsibility	Technical Report Content Authored

Kevin D’Souza (C.Eng.), Centerra	Vice President, Environment, Sustainability & Security	Environment, permitting and social/community impact	1.17, 1.20, 1.21, 20, 25, 26

Cathy Taylor (P.Eng.), Centerra	Vice President, Risk & Insurance	Risk and mitigation	1.20, 24, 25

Slobodan Jankovic (P.Geo.), Centerra	Sr. Director, Technical Services	Mineral Resource estimate, sample prep & analysis, data verification	1.1, 1.12, 1.13, 1.8, 1.9, 1.11, 1.20, 1.21, 2- 5,11, 12, 14, 15,16, 25, 26

Boris Kotlyar (P.Geo.), Centerra	Chief Geologist, Global Exploration	Geology, exploration, sample prep & analysis	1.4-1.8, 1.20, 1.21, 6.1, 6.2, 7, 8, 9, 10, 11, 23, 25, 26

Anna Malevich (P.Eng.), Centerra	Director, Process Engineering	Mineral processing and metallurgy, cost estimates, and economic analysis	1.2, 1.3, 1.10, 1.14, 1.18, 1.19, 1.20, 1.21, 6.6, 13, 15.2, 17, 19, 21, 22, 25, 26

Mei Shelp (P.Eng.), Centerra	Sr. Manager, Water Management	Water sources, supply & use, and surface runoff management	1.16, 1.20, 1.21, 18.1, 18.2, 25, 26

Lukas Arenson (P.Eng.), BGC Engineering	Principal Geotechnical Engineer	Petrov Lake flood potential	1.15, 1.20, 1.21, 18.5, 25, 26

Luiz Castro (P.Eng.), Golder Associates	Principal, Rock Mechanics	Open pit geotechnical	1.20, 1.21, 15.2, 25, 26

Hamish Weatherly (P.Geo.), BGC Engineering	Principal Hydrologist	TSF water balance, pit water handling system	1.20, 1.21, 18.3, 18.4, 25, 26

Esteban Hormazabal Zuniga (FAIMM), SRK Consulting (SRK)	Corporate Consultant, Rock Mechanics	WRSF geotechnical	1.20, 1.21 16.3, 25, 26

Kumar Sriskandakumar (P.Eng.), BGC Engineering	Senior Geotechnical Engineer	TSF management	1.15, 1.20, 1.21, 18.4, 25, 26

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3. RELIANCE ON OTHER EXPERTS

The authors have relied upon various individuals who have contributed to the legal, political, economic analysis and taxation content stated in this Report, including the following:

•	Yousef Rehman, Vice President & General Counsel, Centerra, and Wendy Yu, Assistant General Counsel & Assistant Corporate Secretary, Centerra, with respect to legal and political matters.

•	Simon Tan, Director Finance, Kumtor Gold Company, with respect to economic analysis and taxation. Mr. Tan also contributed to the preparation of the capital and operating cost estimates.

The authors of this Report have reviewed the information provided by the individuals listed above, and based on the authors’ review of this information, believe it to be reasonable and reliable.

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4. PROPERTY DESCRIPTION AND LOCATION

The Kumtor Mine is located in the Kyrgyz Republic, approximately 350 km to the southeast of the Kyrgyz capital of Bishkek (Figure 4.1) and about 60 km to the north of the international boundary with the People’s Republic of China, in the Tien Shan Mountains, at 41º 52’ N and 78º 11’ E (Figure 4.2).

The Kumtor Mine is comprised of the Central Deposit including the Stockwork and SB Zones, and two satellite deposits known as the Southwest and Sarytor Deposits.

KGC, Centerra’s wholly-owned subsidiary in the Kyrgyz Republic, has a concession which provides it with the exclusive rights for the exploration and development of the Kumtor Deposit and mining of all minerals within the allocated concession area of approximately 26,400.8 Ha (the Concession Area). These rights were granted by the Government of the Kyrgyz Republic on behalf of the Kyrgyz Republic to KGC pursuant to the Restated Concession Agreement dated June 6, 2009 concluded among the Government of the Kyrgyz Republic and Kumtor Gold Company CJSC (Restated Concession Agreement). KGC has also received a related land use certificate in respect to the Concession Area. In both the case of the Restated Concession Agreement and the land certificate, rights are extended to KGC until December 4, 2042. The open pits, deposits, and prospects outlined in this Report, existing and future WRSFs, the processing plant, and the tailings management facility are located within the Concession Area. The Restated Concession Agreement is one of several agreements which govern the Kumtor Mine. Further information about these agreements, referred to in this Report as the Kumtor Mine Agreements, and recent challenges faced by the Company with respect to them are set out below under the heading “Kumtor Mine Agreements.”

The outline of the Concession Area (corners 1 to 5) is shown in Figure 4.3 and the coordinates are set out in Table 4.1.

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Figure 4.1: Project Location and Geotectonic Setting

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Figure 4.2: Project Location and Access

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Figure 4.3: Concession Area and Site Map

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Table 4.1: Coordinates of the Concession Area

	Gauss Kruger Coordinates
	North	East
Corner 1	4,648,000	14,260,000
Corner 2	4,648,000	14,276,000
Corner 3	4,631,000	14,276,000
Corner 4	4,631,000	14,264,000
Corner 5	4,635,000	14,260,000

Note: The coordinate system is Gauss Krueger (Pulkovo 1942) Zone 14.

The principal permits and environmental aspects and liabilities relating to the Kumtor Mine are described in Item 20. The Kumtor Mine has a comprehensive fiscal and tax regime set out in the Kumtor Mine Agreements, including the gross proceeds tax and contributions to the Issyk-Kul Development Fund (IKDF), which are described therein. For a full discussion of all such tax and other required contributions, please refer to Item 22 of this Technical Report. For a discussion of the potential risks associated with the Kumtor Mine, see Item 24 of this Technical Report. Other than the reclamation-closure obligations discussed in Item 20, there are no known material environmental liabilities to which the Kumtor Mine in subject.

4.1.	KUMTOR MINE AGREEMENTS

The Kumtor Mine is governed by a series of agreements which were amended and restated in 2009 following negotiations with the Government of the Kyrgyz Republic on behalf of the Kyrgyz Republic (the “Kumtor Mine Agreements”). In 2017, the parties entered into the Strategic Agreement (as defined below) to settle certain outstanding matters affecting the Kumtor Mine. The principal agreements which govern the Kumtor Mine are as follows:

1.

The Restated Investment Agreement, dated June 6, 2009, concluded among the Government of the Kyrgyz Republic on behalf of the Kyrgyz Republic, Centerra Gold Inc., Kumtor Gold Company CJSC, Kumtor Operating Company CJSC (Restated Investment Agreement). The Restated Investment Agreement provides, among other things, a comprehensive tax and fiscal regime and fundamental investment protections, including international arbitration for the resolution of all disputes, for the Kumtor Mine. The tax and fiscal regime is summarized in Item 22 of this Report.

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2.	The Restated Concession Agreement, dated June 6, 2009, among the Government of the Kyrgyz Republic and Kumtor Gold Company CJSC (Restated Concession Agreement).

3.

The Restated Centerra Shareholders Agreement, dated June 6, 2009, concluded among Kyrgyzaltyn, Cameco Corporation, and Centerra Gold Inc. (Restated Shareholders Agreement) which sets out the rights and obligations of Cameco and Kyrgyzaltyn with respect to their respective ownership of shares of Centerra. As a result of its disposition of Centerra shares in December 2009, Cameco is no longer a party to this agreement.

4.

The Restated Gold and Silver Sale Agreement, dated June 6, 2009, concluded among Kumtor Operating Company CJSC on behalf of KGC, Kyrgyzaltyn OJSC and the Government of the Kyrgyz Republic on behalf of the Kyrgyz Republic (Restated Gold and Silver Sale Agreement) under which Kyrgyzaltyn has a first right of refusal to purchase all of the gold produced by the Kumtor Mine at market prices for reprocessing at its refinery in the Kyrgyz Republic as described in Item 19 of this Report.

In addition, there are a number of other important legal documents with respect to the Kumtor Mine, which are briefly described below:

1.

The Priority Power Supply Agreement, dated May 22, 1995, concluded between the State Joint Stock Energy Holding Company of the Kyrgyz Republic and Kumtor Gold Company CJSC, under which the Kumtor Mine is guaranteed an uninterrupted source of electricity.

2.

The Reclamation Trust Deed, dated January 25, 1996, among the Government of the Kyrgyz Republic, Kumtor Gold Company CJSC, Cameco Corporation and Rothschild Trust Corporation Limited establishing the reclamation trust described in Item 20 of this Report.

3.

The Kumtor Strategic Agreement for Environmental Protection and Investment Promotion, signed September 11, 2017, among the Government of the Kyrgyz Republic, Centerra Gold Inc., KGC and Kumtor Operating Company CJSC (the Strategic Agreement). The Strategic Agreement did not amend the Kumtor Mine Agreements and was entered into to fully and finally settle and resolve various legal claims that had impacted the Kumtor Mine, starting from 2012, and as more fully set out below.

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4.2.	STRATEGIC AGREEMENT AND CHALLENGES FACING THE KUMTOR MINE FROM 2012 TO 2019

The Strategic Agreement was completed and became effective on August 26, 2019, and fully and finally settled and resolved various outstanding legal matters which impacted the Kumtor Mine without any admission of liability on the part of KGC or Centerra. The matters resolved as part of the Strategic Agreement go back to 2012 when the Kyrgyz Republic Parliament issued a Kyrgyz Parliamentary Commission Report, which made a number of serious assertions regarding the operation of the Kumtor Mine as reported in a Centerra press release, dated June 22, 2012. The Parliamentary Commission Report led to the subsequent formation of a Kyrgyz Republic State Commission in July 2012, with a mandate to “assess the environmental, industrial and social damage” caused by the Kumtor Mine and to provide a “legal examination of agreements made on the Kumtor Mine in terms of protecting of state interests”. The Kyrgyz State Commission made a number of its own conclusions and claims regarding the Kumtor Mine and recommended (among other things) that the Kyrgyz Government open negotiations of the Kumtor Mine Agreements. KGC disputed all conclusions and claims made in the State Commission’s report and provided detailed responses to the State Commission. As noted above, the Kumtor Mine Agreements remain in full force and effect following the completion of the Strategic Agreement.

Among other things, the Strategic Agreement resolved legal claims commenced by the Kyrgyz Republic State Inspectorate for Environment and Technical Safety starting in 2012 relating to alleged environmental damages at the Kumtor Mine with damages totaling approximately $146 M at the applicable exchange rates when the claims were commenced, and similar proceedings commenced by another Kyrgyz regulatory authority in 2013 alleging environmental damages of approximately $305 M at the applicable exchange rates when the proceedings were commenced. KGC challenged these claims and proceedings up until their resolution with the Kumtor Strategic Agreement. In connection with the completion of the Strategic Agreement, a number of other claims and proceedings in the Kyrgyz Republic, including investigations into potential criminal proceedings against KGC managers for commercial transactions, disputes relating to the payment of dividends, and purported revocation of the then existing land use certificate which started in 2012, were resolved.

During this period from 2012 to 2019, KGC also faced a number of delays in receiving required approvals and permits from Kyrgyz regulatory authorities, despite the guarantee provided in the Restated Investment Agreement which states that KGC is entitled to all licences, consents, permits

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and approvals of the Government necessary for the operation of the Kumtor Mine. Since the Strategic Agreement was signed on September 11, 2017, all the necessary approvals and permits previously delayed were received until the end of 2017 and have been received in the normal course since then.

The economic assumptions and projections in this Report are based on the Kumtor Mine Agreements, as supplemented by the Strategic Agreement.

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5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1.	ACCESS

Access to the Kumtor Mine (Figure 4.2) is by a main road that runs between Bishkek and Balykchy, located on the western shore of Lake Issyk-Kul at an elevation of 1,600 m, a distance of 180 km. This road has been upgraded to four lanes in many places. A secondary road for 140 km along the south shore of the lake leads to the village of Barskaun. The final 90 km into the Tien Shan Mountains to reach the mine site is on a winding road that climbs to an elevation of 3,819 m through 33 switchbacks of the Sary-Moinok Pass and Barskaun Pass before proceeding on a plateau of the Arabel River through which the Kumtor River and other seasonal rivers flow. KGC has done considerable work to improve and maintain this vital access road and despite occasional avalanches and movements of gravel and till down steep slopes during heavy rains, there has not been any lengthy period during which the road has been out of service.

5.2.	CLIMATE

The climate is continental with a mean annual temperature of minus 6.8°C. Extreme recorded temperatures from 1970 to 2019 vary from plus 22.9°C to minus 41.5°C, with short summers that last from June to September. According to the Tien Shan-Kumtor Weather Station, in 2019 the average annual temperature was -5.6°C. The summer months from June to August have a monthly average air temperature of 5.2°C, while the monthly average maximum temperature does not exceed 10.9°C. The cold season begins in September and ends in May with the coldest period lasting from December through February. The average air temperature from 1979 through 2019 during the months of September to May was -10.4°C, while the minimum temperature for the same period was -41.5 °C in January 1975. Precipitation is low at around 300 mm per annum, with snow accumulations of 600 mm. The majority of precipitation falls during the months of May to September and accounts for 75-80% of the annual precipitation. Snow cover lasts for an average 213 days and the average seasonal depth of the snowpack is 230 mm with a maximum and minimum snowpack depth of approximately 610 mm and 20 mm, respectively.

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Long-term climate observations data is provided by the Tien Shan-Kumtor Weather Station, established on August 19, 1996. The weather station is installed at an elevation of 3,632 m above sea level.

The weather station is fully automated and is designed to measure barometric pressure, wind speed and direction, air and soil temperature, relative humidity, precipitation, dew point, and short-wave and long-wave solar radiation. Precipitation is recorded in water equivalent (WE). Data are read and recorded in accordance with the protocol of the Meteorological Service of Canada. The Company concluded a contract with the Saskatchewan Research Council, Canada (SRC), laboratory for annual calibration of sensors. The data logger is directly connected to a computer installed in the meteorological station, which allows continuous monitoring of weather conditions at the Kumtor Mine.

The Kumtor Mine operates 365 days per year and there have been no significant interruptions to operations because of climatic conditions.

5.3.	LOCAL RESOURCES

Most employees of KGC are citizens of the Kyrgyz Republic. The remaining 1.5% are skilled expatriates. Most employees work a two-week rotation and are transported between the mine site from Bishkek and through the Jety-Oguz District to Karakol using a company-owned commuter bus service.

Supplies are transported by rail to the Kumtor Mine marshalling yard in Balykchy at the west-end of Lake Issyk-Kul and then trucked 230 km to the mine site. There are usually several daily truck convoys, and cyanide is transported to the site four times a year under a special set of precautions with no other traffic allowed at those times.

The mine site is connected to the Kyrgyz Republic national power grid with a 110-kV overhead powerline that was constructed for the project and that runs parallel to the access road from a substation (220/110/10kV) that is located in the village of Tamg. This powerline has a total length of approximately 50 km to the 110 kV tap-off substation to the lower mine site substation (110/6.3 kV). The lower mine substation has two 5 megavolt amp (MVA) transformers and four backup diesel generators (comprising 3 x 2,400 kilowatt [kW] and 1 x 1,360 kW generators). The upper mine site substation (110/6.3 kV) is located 4 km from the lower mine substation. The upper substation supports two 34.2 MVA transformers located outside the south side of the process plant building and two 9.2 megawatt (MW) transformers located in the general area of the Sarytor open pit. These

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transformers are used to supply power to the dewatering pumps. For emergency purposes, the mine maintains two standby generator stations in case of power outages.

Fresh water for potable and industrial use is taken from Petrov Lake, situated 5 km northeast of the process plant (see Figure 4.3 and Figure 5.1). The average water inflow into this glacial lake is estimated to be 10,840 m3 per hour or approximately eighteen times the average project demand.

5.4.	INFRASTRUCTURE

Site infrastructure that supports both production activities and site personnel includes:

•	Ore stockpiles and WRSFs

•	Processing plant

•	Tailing storage facility (TSF)

•	Employee and contractor camps with canteens and recreation rooms

•	Administration building with medical bay

•	Transportation facilities

•	Maintenance workshops

•	Warehouses

•	Runoff water diversion system at the mine site area

•	External water supply network

•	External domestic sewage network

•	Sanitary installations

Figure 5.1 shows the location of the listed infrastructure relative to the Central Pit to the south.

There is sufficient surface area within the Concession Area (Figure 4.3) for mining operations and all required infrastructure reported in this Technical Report.

For descriptions of the WRSF, processing plant and TSF, please refer to Items 16, 17, and 18.

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Figure 5.1: Infrastructure

5.5.	PHYSIOGRAPHY

The processing plant is situated in alpine terrain at an elevation of 4,016 m, while the highest waste rock and glacier mining occurs above 4,400 m. The main camp and administration buildings are located at an elevation of 3,670 m while maintenance facilities are at 3,917 m. Local valleys are occupied by active glaciers that extend down to elevations of 3,800 m, and undisturbed permafrost in the area can reach a depth of 250 m. The region is seismically active as a result of the continuing convergence between India and Eurasia, but the Concession Area has a relatively sparse history of seismic activity. All facilities at the Kumtor Mine, including the processing plant and tailings storage dam, have been designed in accordance with recommended seismic standards for the area.

KGC’s mining operation is located in permafrost in close proximity to active glaciers, with part of the ore deposit extending beneath the glaciers. The total area of the adjacent Petrov, Davydov, Lysyi,

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Sarytor, and Bordoo glaciers is approximately 100 square kilometres (km2) The lower parts of the glaciers are located at elevations of 3,800 to 3,900 metres above sea level (masl).

Soils, as well as fauna and flora, are typical for the Tien Shan high-altitude areas with an active layer of permafrost (2 m to 3 m). The Kumtor Valley soils have developed in the presence of shallow permafrost under severe climatic conditions, and as a result generally have a shallow depth and are poorly formed. The soil has a fragile structure that can easily be disturbed. One pass of a vehicle can cause long-term disturbance of the soil layer, and therefore vegetation.

Mountain meadow sub-alpine and alpine soils are common in this area. The height of most plant species is less than 8 cm. The surface represents the so-called “stone fields”, covered with buried and half-buried in soil slightly flattened boulders with a diameter of 1 m to 2 m and located at a distance of 1.0 m to 1.5 m from each other. Sparse vegetation in the form of lichen circles is observed on the surface. The soil surface is covered with a thin (0.1 m to 0.2 m) topsoil (grass-moss) with the inclusion of gravel and boulders.

Regional vegetation species in the vicinity of the mine developed under the influence of extreme factors: sharply continental, cold and dry climate, altitude, solar radiation intensity, open, wide flat areas where winds prevail with no snowpack in winter. This led to the spread of dense and creeping plant species prevailing at high altitude, monodominant sagebrush deserts and small fescue steppes.

Reflecting the high elevation and the harsh climate, sparse, low vegetation is restricted to the valley floors and lower mountain slopes, with a total absence of trees or shrubs (Figure 5.2).

Figure 5.2: Kobresia-Carex Association and Sibbaldia-Fescue Association

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Since the beginning of the Kumtor operation, the total number of plant species that have been identified is 208 and there have been no decreases to the floristic composition of the area. A comparative analysis of the most recent list of flora (2017) with the list compiled for the initial environmental survey (1993) showed that Kumtor has had no significant effect on the composition of the flora in the region.

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6.	HISTORY

6.1.	INTRODUCTION

Intermittent exploration in the general Kumtor Mine area dates from the late-1930s, as shown in Table 6.1. This table also summarises development and ownership history through to 2019.

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Table 6.1: Exploration, Development and Ownership History

Date	Description

1930s	Central Asian Geologic Expedition completed first recon mapping and prospecting

1958	State Kyrgyz Geologic Agency resumed regional and district scale mapping and exploration programs

1978

Discovery of the Kumtor Deposit by a geophysical expedition of the State Kyrgyz Geologic Agency during grab sampling from the frontal moraine of the Sarytor Glacier. Gold-bearing altered rocks of what is now called the Central Deposit were found during follow-up prospecting.

1979 –1989

A systematic and comprehensive exploration program targeting the area now known as the Central Deposit, and to a lesser extent the Southwest Deposit, is carried out. Program consisted of several rounds of trenching, geologic mapping, diamond drilling and three levels of adits completing a resource and reserve delineation in the central part of the Kumtor Deposit (Central Deposit).

1990	An initial mineral reserve statement was issued by the USSR State Committee on Reserves (GKZ).

1991	Soviet Union breaks up and Kyrgyz Republic emerges as an independent country. Centerra’s former parent company (Cameco) becomes aware of the project.

1990 – 1992	Exploration was carried out on the flanks of the Kumtor Deposit, and Central, Southwest, Sarytor and Northeast Deposits were identified.

1992

Centerra’s former parent company (Cameco), concludes an agreement with the Kyrgyz Republic regarding the project, and retains a third-party consultant to undertake a Feasibility Study of the project (the Kumtor Feasibility Study).

1992 – 1993

The Kumtor Feasibility Study is completed. The feasibility work program included data verification (by re-sampling parts of the underground openings and re-assaying of original sample rejects), additional and definitive metallurgical test work, and a re-estimation of mineral resources and mineral reserves using geostatistical methods, a block model and pit optimization software.

1994

An update to the Kumtor Feasibility Study is completed.

A project development agreement is finalized with the Government. Pursuant to this agreement, Cameco, through its wholly-owned subsidiary, KMC, held a one-third interest in KGC, a Kyrgyz joint stock company that owned the concession giving it exclusive rights to develop the Kumtor Mine. Kyrgyzaltyn JSC (Kyrgyzaltyn), a state- owned entity of the Kyrgyz Republic, held the remaining two-thirds interest in KGC.

1995	A further update to the Kumtor Feasibility Study is completed.

1995	Financing arrangements for the Kumtor Mine are concluded.

1996	Project construction is completed. Cameco creates a subsidiary Cameco Gold to run its gold businesses that include the Kumtor Mine.

1997	After capital expenditures of approximately $452 M, mining of the Central Deposit commences, and commercial production is achieved.

2004

Kyrgyzaltyn and Cameco Corp. sell to Centerra all their shares in KGC effective June 22, 2004 in exchange for, among other considerations, common shares in Centerra. Accordingly, Centerra now holds a 100% interest in the Kumtor Mine.

2006	Ore deliveries from the Southwest Deposit commence.

2009

The Government of the Kyrgyz Republic, Cameco and Centerra, among others, entered into an Agreement on New Terms (ANT) for the Kumtor Mine to settle certain outstanding disputes related to the Kumtor Mine. The 2004 Kumtor Mine Agreements are amended and restated. The ANT is approved by the Kyrgyz Republic Parliament.

2012

Kyrgyz Parliamentary and State commissions formed, made several negative conclusions and assertions regarding the operation of the Kumtor Mine and recommended the Kumtor Mine Agreements be re-negotiated.

2012	Legal claims launched against the Kumtor Mine by Kyrgyz regulatory authorities.

2017	Signing of the Kumtor Strategic Agreement to resolve outstanding issues affecting the Kumtor Mine.

2019	Kumtor Strategic Agreement completed.

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6.2. HISTORICAL EXPLORATION ACTIVITIES AND DEVELOPMENT

Historical exploration activities at Kumtor are best described in two main stages. These exploration stages are divided as activities undertaken before and after commencement of mine construction.

First stage exploration activities were largely completed by the State Kyrgyz Geologic Agency (1958

– 1992) before the breakup of the USSR at the end of 1991. Exploration work during this period included prospecting and geologic mapping of the Kumtor District and its periphery. This stage came to an end after resource delineation was completed on the Central Deposit.

The second stage began with construction of the Kumtor Mine following the signing of the original Kumtor Mine agreements in 2004 and is discussed in Item 9 (Exploration).

The following section provides descriptions of the comprehensive work completed as part of first stage of the above-mentioned historical exploration activities.

Historical Exploration Activities Preconstruction (Stage 1)

The first reliable information regarding the geology of the Kumtor District dates back to the late 1950s when geologic map K-44-XIX at a scale of 1:200,000 was compiled. The geologic map and a companion mineralogy map also at a scale of 1:200,000 were later produced based on that earlier map and remained the most complete geologic summary of the area until the mid-1980s. Rare gold grains were found in alluvial sediments of the Kumtor River that were initially overlooked relative to its potential exploration significance.

Discovery of the Kumtor Deposit in 1978 played a pivotal role in resumption of geologic work in the area. In 1984, the first geologic map of the Kumtor District at a scale of 1:10,000 was compiled. In 1988, prospecting and mapping at a scale of 1:50,000 was completed. A geologic map and a mineralogy map for the Ak-Shiyrak Ridge were produced based on this work. These maps accumulated all geologic information on the area surrounding the Kumtor District. All principal geologic, geophysical, geochemical, technological, and case studies were completed at the Kumtor District in the 1980s. During a prospecting campaign from 1980 to 1983, as a result of small-scale and large-scale efforts consisting of soil sampling, trenching, drilling and exploration adits that targeted the deposit and its flanks, the size and volume of the gold mineralization was increased. Prospecting and evaluation were completed in 1985, confirming the potential of the deposit and need for resource delineation.

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The initial resource delineation was completed between 1984 to 1988 for the Central and Southwest Deposits. A feasibility assessment demonstrated a need for more detailed exploration in the Central Deposit. Further exploration work from 1988 to 1989 was carried out within the outline of a future open pit of the Central Deposit. As a result, the first Mineral Resource and Reserve evaluation was completed, and a respective statement was issued by the GKZ in 1990. Exploration along the flanks of the deposit continued between 1990 and 1992.

Geologic maps at a scale of 1:50,000 and 1:10,000 were produced for the entire trend of gold mineralization, i.e., the Kumtor District. Geologic maps at a scale of 1:2,000 were compiled for the Central, Southwest and Sarytor Deposits and the Northeast Deposit, in the areas where gold mineralization is exposed. Surface projection of the Sarytor Deposit was studied to a lesser degree than the other three deposits of the Kumtor District. This was largely a result of the fact that only a few trenches and road cuts were cut to obtain a reliable amount of geologic information. Geologic maps at a scale of 1:2,000 were produced on similar scale topo maps.

Pan-concentrate sampling was carried out between 1980 and 1982 during the early stage of exploration at the deposit. Stream-sediment samples of twenty (20) litres were collected on a grid of 100-150 x 100 m along both slopes of riverbeds of all temporary watercourses off the glaciers. A total of 607 samples were collected. Free gold was detected only in a few dozen samples, because very little free gold typically is present in drainages sourced in mineralized exposures at Kumtor. Efficacy of the stream-sediment sampling was therefore low. A more appropriate chemical analysis of heavy-mineral concentrates consisting of gold assays of concentrates primarily including gold-bearing pyrite was not applied.

Geochemical studies also were carried out on the entire area of the Kumtor district. In 1983, the Uchkoshkon expedition (Kumtor branch) conducted lithochemical sampling on grab samples in the Central Deposit. Samples were collected on a grid of 100 x 20 m in an area of 3 km2. A number of 500 x 300 m wide anomalies with gold grades above 0.1 g/t Au were found including anomalies outlining the Kumtor district. Lithochemical prospecting thus proved effective and showed convincing results.

Between 1985 and 1986, a geophysical expedition carried out a lithochemical sampling on all remaining areas (from Bordoo Prospect to the Northeast Deposit) in conjunction with its geophysical study. Sampling of grab samples was carried out on a grid of 100 m x 20 m (6,500 samples). These efforts revealed gold anomalies across the entire Kumtor trend. Though some anomalies were

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comparable in size to anomalies found in the Central Deposit, their overall gold contents were substantially lower.

Between 1986 and 1987, the geophysical expedition processed 36,500 core, trench, and grab samples from the Central Deposit, concluding that geochemical zonation of mineralized rock there extended laterally to the northeast and southwest.

The Central Deposit was also studied by geophysical methods. In 1980 to 1982, a magnetic survey and induced polarization (IP) profiling with a line spacing of 20 m and 100 m was carried out. A detailed survey with 20-m line spacing was performed only in a small area of the covered Stockwork Zone. Also, a ground gamma-spectrometry survey was conducted along other lines. On the basis of this work, a number of prospecting criteria for identification of mineralized zones were proposed. From 1984 to 1985, adjacent portions of the Kumtor trend were covered by magnetic and IP surveys with line spacings of 100 m. Several complex geophysical anomalies indicated presence of gold-bearing zones that then were confirmed to have a continuity of more than 10 km extending from the Bordoo area to the Northeast Deposit.

In 1984, a geophysical expedition in conjunction with the Central Scientific and Research Institute of Exploration (Moscow) carried out two experimental electromagnetic (EM) methods to identify conductivity zones. These were a very low frequency (VLF) method (SDVR in Russian) and a near-field time-domain EM method (NF TDEM). The methods proved to be more effective compared to other electrical methods for tracing conductivity of mineralized zones beneath glaciers.

In 1985, the Central Deposit (5 km2) was covered with both an EM method at a line spacing of 100 m and a gravity survey with 100-m grid. This work contributed to clarifying geologic structures of the deposit and its economic potential.

In 1987, a geophysical expedition together with the Central Scientific and Research Institute of Exploration (Moscow) carried out a number of geophysical methods at the Central and Southwest Deposits: VLF survey, gravity survey, ground temperature measurements, ground gamma-spectrometry, and study of magnetic susceptibility. These data provided additional information on the association of mineralized zones to exploration adits and surface trenches.

Between 1986 and 1989, a number of additional geophysical surveys were completed at Kumtor. They are as follows: a helicopter-borne magnetic and gamma-spectrometry survey covering the central part of Kumtor Trend, IP, and magnetic surveys with 100-m line spacing in the southern part of the Kumtor Trend (14.9 km2), EM methods VLF, and NF TDEM with 100-m line spacings within

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an area of 35 km2 that covered the entire trend, and a ground gamma-spectrometry survey (9.36 km2). At the same time, several experimental geophysical methods were conducted: vertical electrical sounding (VEZ) with IP measurement along the lines commonly 5.4–km long; and an excitation-at-the-mass method along 5–km-long lines. These data helped devise additional targets for exploration drilling at the Bordoo Prospect, the Southwest Deposit, and the Northeast Deposit.

Surface workings (channels, cuts, trenches) covered three zones of mineralized rock with the appropriate level of refinement. Over 30 trenches were excavated 40 m from one another at the Central Deposit. Nearly 15 trenches were excavated 80 m from one another in each the Southwest Deposit and the Northeast Deposit.

The total length of these three deposits makes up about 4 km of the 18 km length of the entire Kumtor trend within the Concession Area. Other mineralized areas included only sporadic trenches widely spaced from one another. It also should be noted that 11 km of the 18 km of the trend is covered by glaciers and thick glacial moraines. Presence of mineralization can be assumed in these covered areas (see Item 7). As such, presence of gold mineralization was confirmed by drilling that targeted mineralized rock under the Davydov Glacier, near the southwest margin of the Central Deposit.

The Central Deposit, Southwest Deposit, Northeast Deposit, and Sarytor Deposit were investigated by adits to depths of 100 m to 300 m below the surface. The adits provided the most complete information regarding geologic structure and spatial distribution of mineralization. Unfavorable terrain in the area prevented further investigation of mineralized rock by adits. Therefore, deep extensions of the mineralized zones were tested by drilling.

Most of the core drilling focused on the Central Deposit. Mineralization there was drilled, typically to an elevation of 3,700 m or to total depths 200 m to 400 m below the surface prior to onset of mining. Below the proposed economic open pit boundary at the time, down to an elevation of 3,300 m (or 650-850 m below surface topography), underground mineralization was assessed by a sparse pattern of drill holes. The continuity of auriferous mineralized rock was confirmed at depth in cross-section #38 (drill holes 134, 135) to cross-section #65 (drill holes 466, 467, 468, 193) for a total length of over 2 km (see Item 7). While mineralization subsides in a southwest direction, it continues unabated to the northeast and may likely extend beneath the Lysyi Glacier.

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6.3. PRODUCTION HISTORY

The process plant started processing ore in December of 1996 and achieved commercial production in May of 1997. The ore mined from the Central Deposit was augmented by ore from the Southwest Deposit in the years 2006 to 2008, and by ore from the Sarytor Deposit in 2017.

As of December 31, 2019, a total of 129.0 Mt of ore from all deposits was processed with an average gold content of 3.9 g/t and with 12.6 Moz of gold recovered. Some 2.4 billion tonnes (Bt) of waste have been mined for an overall strip ratio of 17.2 to 1 based on total ore and low-grade tonnes mined. Annual production data compiled from the monthly operating reports issued by KGC are shown in Table 6.2. The mine data were determined from truck counts (for tonnages) and grade-control data (for the gold grade).

Mined tonnes in Table 6.2 are shown above the cut-off grade in use at the time of reporting. Since low-grade ore is being used as process plant feed at the time of this Technical Report being written and will continue to be in accordance with the LOM plan, it is treated as ore when calculating the strip ratio.

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Table 6.2: Production History to December 31, 2019

Year	Ore & Low-Grade Mined		Waste Mined		Ore Milled		Mill Recovery	Gold Produced
	Tonnes	Grade Gold (g/t)	Tonnes	Strip Ratio	Tonnes	Gold Grade (g/t)%		Ounces
	(‘000)		(‘000)		(‘000)			(‘000)
1996	477	4.1	13,346	28.0	159	3.2	58.2	10
1997	5,017	5.2	17,946	3.6	4,023	5.3	73.3	502
1998	5,349	4.5	26,425	4.9	5,254	4.9	78.5	645
1999	8,054	3.5	33,105	4.1	5,298	4.5	79.4	611
2000	6,518	4.1	36,763	5.6	5,498	4.7	81.5	670
2001	5,606	5.2	46,863	8.4	5,470	5.2	83.1	753
2002	5,141	3.5	49,184	9.6	5,611	3.7	78.1	529
2003	4,828	5.0	72,881	15.1	5,631	4.5	82.6	678
2004	3,428	6.2	81,427	23.8	5,654	4.4	82.1	657
2005	6,135	3.1	74,903	12.2	5,649	3.4	81.2	499
2006	3,887	2.6	81,534	21.0	5,696	2.3	73.0	303
2007	5,132	2.5	109,649	21.4	5,545	2.4	72.7	301
2008	4,967	4.2	115,548	23.3	5,577	3.9	79.7	556
2009	4,464	4.7	111,079	24.9	5,780	3.7	76.7	525
2010	5,765	4.1	110,701	19.2	5,594	4.0	79.5	568
2011	6,020	3.5	144,584	24.0	5,815	3.8	80.8	583
2012	4,955	3.0	142,655	28.8	4,756	2.8	75.6	315
2013	7,289	3.6	169,403	23.2	5,596	4.3	79.3	600
2014	8,640	3.4	183,084	21.2	5,840	3.9	78.0	568
2015	6,583	2.2	162,945	24.8	5,729	3.6	78.8	521
2016	8,911	3.5	135,488	15.2	6,303	3.4	79.2	551
2017	5,084	2.1	176,794	34.8	6,246	3.6	79.1	563
2018	7,356	3.3	172,976	23.5	6,325	3.3	79.3	535
2019	10,970	2.9	145,468	13.3	5,968	3.7	83.5	600

Total	140,576	3.6	2,414,751	17.2	129,017	3.9	79.0	12,642

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7. GEOLOGICAL SETTING AND MINERALIZATION

7.1. GEOLOGIC SUMMARY

Kumtor, a world class orogenic gold system, has been in operation since the end of 1996. As of December 31, 2019, a total of 129.0 Mt of ore from all deposits was processed with an average gold content of 3.9 g/t and with 12.6 Moz of gold recovered. A further increase of Kumtor’s resources is possible primarily due to continued deep prospecting, exploration of mineralized structures bordering the flanks of individual deposits—Central, Southwest, Sarytor and Northeast Deposits—and the Bordoo and Akbel areas, as well as newly identified potential gold mineralization settings (oxide and dispersed gold mineralization).

Critical to exploration strategies is recognition that the 12–km Kumtor system contains mineralized rock along its entire length, where exploration resumed in 2018 after five years of inactivity and was focused on the entire length of the Kumtor system. As a result, substantial gold resources were outlined in the Hockey Stick Zone thereby connecting the Central and Southwest Deposits. Additional sulphide mineralization was added in the northeast part of the Central Deposit, and in the Southwest and Sarytor Deposits. A second substantial result is recognition of the presence of potential oxide mineralization and its geologic setting along the entire gold trend (including Muzdusoo and Hope Zones). Further, a newly compiled and enhanced 3D geologic model (Figure 7.1) provided solid information on geologic setting of gold mineralization, main parameters of gold presence, as well as structural controls of mineralized rock and especially its continuity. These results led to a tonnage and grade increase in previously unrecognized segments/blocks of the Central Deposit, including the Stockwork, Saddle, SB and Hockey Stick Zones, and Southwest and Sarytor Deposits.

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Figure 7.1: 3D Model of Kumtor Deposit

Open pit mining of the Central Deposit, commonly referred to as the Central Pit in many Centerra internal reports, has been ongoing since 1996. Though study of the Central Deposit was initiated immediately after its recognition in 1978, advanced and enhanced geologic 3D and exploration models coming to fruition during the last few years have led to recognition of a number of new critical geologic concepts and exploration approaches to better elucidate geologic events at Kumtor. These concepts are illustrated schematically in Figure 7.2 to Figure 7.5.

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In summary, from oldest to youngest the geologic events at Kumtor include:

•

Deposit formation (sulphide mineralization). Occurred during Permian collisional orogenesis and regional metamorphism at paleodepths in excess of 6 km to 8 km and was accompanied by inflow of Au–bearing fluids along shear thrusts in Latest Proterozoic Vendian (650 million years ago [Ma] to 540 Ma) and Palaeozoic (Cambrian – Carboniferous) metasedimentary rocks.

•

Basin and exhumation (erosion, dispersed mineralization, and partial oxidation). Late Paleogene and Neogene left lateral strike-slip along the continental-scale Nikolaev fault zone (see below) exhumed sulphide bodies to the surface and dispersed gold into Paleogene- and Neogene-age continental red beds. Subsequent exposure in the upper crust permitted oxidation of sulphide-mineralized rock.

•

Thrusting and deep oxidation (oxide mineralization). Pliocene to Present collisional mountain building reactivated older faults as thrust faults, forming the Kumtor thrusts (Lower, Black, Upper, and Lysyi) and a number of subparallel hanging wall faults. These shortening events placed mineralized rocks on top of gold-bearing Paleogene- and Neogene-age red beds. Deep circulation of oxygenated ground water along permeable fault rocks oxidized sulphide-bearing mineralized rock.

•

Block rotations (structural complication and setting of the sulphide and oxide mineralization). In Late Paleogene to Present time during either strike-slip offsets or to accommodate bending of the entire range during or after earlier displacement on the Kumtor thrusts, ore zones were cut by normal faults that rotated the intervening blocks of both sulphide- and oxide-mineralized rock. Pleistocene glacial activity then utilized these fault-damaged zones and carved the valleys, thereby obscuring further presence of the fault traces themselves.

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Figure 7.2: Conceptual Deposit Formation

Note: During collisional and regional metamorphism occurred at depths in excess of 6 km to 8 km accompanied by inflow of gold-bearing fluids (red bars) along shear zones in Vendian metasedimentary rock

Figure 7.3: Cenozoic Oblique Slip

Note: A splay of the Nikolaev fault brought sulphide-mineralized bodies to surface and dispersed gold into Paleogene- and Neogene-age red beds. Exposure in upper crust allows some oxidation (yellow bands).

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Figure 7.4: Orogenic Tectonic Collisions

Note: Orogenesis reactivated older faults as thrust faults, forming the Kumtor Lower Thrust and a number of structurally higher, subparallel hanging-wall faults. Shortening placed mineralized rocks on top of gold-bearing Paleogene- and Neogene red beds (red dots). Deep circulation of ground waters along permeable fault rocks oxidized sulphide-bearing mineralized rock.

Note: “Sulfide” as used in many illustrations in this Report is equivalent to “sulphide.”

Figure 7.5: Rotation of Intervening Blocks

Note: During either strike-slip offsets or to accommodate bending of the range during or after displacements along the Kumtor Lower Thrust, mineralized zones are cut by NW–striking and NE-dipping normal faults that rotated intervening blocks including mineralized rock. Pleistocene glacial activity used damage zones along these faults and carved the valleys.

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7.2. REGIONAL GEOLOGIC SETTING

The Kumtor Deposit is confined to structures of the Middle Tien Shan collision zone along a roughly east-west trending belt, which includes a number of individual collision zones with numerous world-class orogenic deposits. These deposits include Muruntau and Daugiztau in Uzbekistan and the Bakyrchik Deposit in Kazakhstan (Figure 7.6). Length of the belt within the Kyrgyz Republic is 470 km; width is 10 km to 20 km. The northern boundary of the collisional belt coincides with the regionally extensive Nikolaev Fault. The southern boundary is less well defined but controlled by terranes of ancient metamorphic rocks and structures along the Atbashi-Inylchek Fault.

Figure 7.6: Tectonic Map of Central Asia with Major Gold Deposits

Note: Presence of Kumtor to the east of other world class deposits in Uzbekistan (Muruntau, Daugyztau, Amanyaytau, Zarmitan, Kochbulak) and in Tajikistan (Jilau).

Source: Modified from Shoude et al. (1994).

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The trace of the Nikolaev Fault (also referred to as the Nikolaev Line in a number of publications; see Glorie and De Grave, 2016; Nachtergaele et al., 2018) was first described by Nikolaev (1933) and is present to the north-northwest of Kumtor. It essentially forms a major plate suture bounding a mélange zone between the Tarim Plate (or Craton) on the south and the Kyrgyz-Kazakhstan Plate on the north (Figure 7.7). Late Mesozoic-Paleogene partially reset ages have been obtained along the Nikolaev Fault (Glorie and De Grave, 2016). As pointed out further by these authors, Paleogene-Neogene thermochronometric cooling ages in this region are almost exclusively found close to major fault zones in response to denudation accompanying regional uplift whose onset may have occurred in the Middle Paleogene.

In the Kyrgyz Republic, the eastern margin of the collisional belt is dominated by Proterozoic volcanics, crystalline rock and metamorphosed shale as well as Riphean- to Vendian-age granitoids (1,600–540 Ma). Proterozoic rocks alternate among autochthonous and allochthonous rocks including linear domains of volcanics and associated terrigenous-carbonaceous rock masses of Cambrian-Ordovician age. The belt includes six major gold districts as part of the Sonkul and Kumtor belt, where the latter has its eastern end along the slopes of the Akshyirak and Terskey Ridges. This belt also is located in the upper reaches of the Naryn and Sary-Jaz rivers (Figure 7.7).

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Figure 7.7: Map of Kyrgyz Republic Showing Distribution of Major Gold Districts and Gold Deposits and Kumtor-Kensu (Kumtor) Belt

Source: Modified from Nikonorov et al. (2004).

The Kumtor portion of the Middle Tien Shan zone trends north-easterly along an overall length of 186 km, and a width of 5 km to 15 km. It includes four districts: Kumtor, Molo-Sharkratmin, Kensu, and Adyrtor-Ashutor.

Mineralization at Kumtor began during a Permian post-collisional tectono-magmatic activation of the region and is confined to the northwest flank of a regional synform trending northeast. The synform is made up of a packet of overthrust imbricate tectonic slices in the hanging wall of the Kumtor Lower Thrust. These tectonic slices are composed of five structural and compositional assemblages as defined by Baev et al. (1989): (1) Pre-Riphean Metamorphic Basement, (2) Riphean-Vendian Orogenic, (3) Lower Paleozoic Miogeosyncline, (4) Upper Paleozoic Complex of suture downfolds, and (5) Alpine Epiplatform Orogenic. The geologic map (Figure 7.8) and the tectono-stratigraphic column (Figure 7.9) show an imbricate thrust morphology to the stacking of the structural packages. First, the oldest rocks are in the upper part of the structural package. Along their basal thrust, these are in contact with Upper Riphean metamorphized sedimentary and intrusive rocks, and in places with slices of tectonically included Mississippian sedimentary rock. Upper Riphean sedimentary rock also rests structurally on Vendian-Lower Paleozoic metamorphized sedimentary rock along the thrust. The latter package, in turn, is thrust over Upper Paleozoic and Paleogene-Neogene sedimentary rock at the base of the structural packet.

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The inferred traces of two northeast striking faults south of the Kumtor concession are regional fault splays associated with the Nikolaev Fault (Figure 7.8).

Within the Kumtor concession, the tectono-stratigraphic column of rocks has been assembled into successive structural packages, bounded by a number of documented and predictable district-scale thrust faults (Figure 7.9). These thrust faults, from structurally lowermost to uppermost, are: Alpine (Paleogene-Neogene) Kumtor Lower Thrust, Alpine Black Thrust, Alpine Kumtor Upper Thrust, Paleozoic Lysyi Fault (or Thrust), Paleozoic Sarychatskiy Thrust, and, finally, the highest, an unnamed Paleozoic Thrust. Four individual packages of rock bounded by these thrusts, stacked upwards from the Kumtor Lower Thrust to the Sarychatskiy Thrust include packages of rock that are designated Unit 0 through Unit 3. These structural packages host a number of wide ranging lithologies as listed in Figure 7.9. It also should be mentioned that all cross-sections in this Report present the configuration of Units 0-3 in the third dimension to follow historical precedents used at Kumtor for decades, as well as to clarify orientation of structures affecting distribution of mineralized rock in the deposits.

Figure 7.8: Geologic Map of the Kumtor District

Note: Area outlined in red, Kumtor concession.

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Figure 7.9: Tectono-Stratigraphic Column and Characteristics of the Main Structural and Formational Units of the Kumtor District and the Kumtor Deposit

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Four gold deposits are present at Kumtor, including: Central, Southwest, Sarytor, and Northeast Deposits; plus, a fairly well-defined occurrence, Muzdusuu. Only a preliminary resource assessment has been completed in the Northeast Deposit. Smaller mineralized occurrences also are present southwest of the concession, in between the Bordoo-Akbel Rivers. All of these are located along a major mineralized structure and comprise the Kumtor gold trend. A geologic map of the Kumtor concession shows the overall continuity of the deposits within a regional geologic context (Figure 7.10). Numbered areas outlined in blue are areas to be described in detail below.

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Figure 7.10: Geologic Map of the Kumtor Concession

2,500 mE
5,000 mE
7,500 mE
10,000 mE
12,500 mE
15,000 mE
17,500 mE
20,000 mE
30,000 mN
27,500 mN
25,000 mN
22,500 mN
20,000 mN
17,500 mN
15,000 mN
12,500 mN
N
Kumtor Lower Thrust
Kumtor Upper Thrust
1
2
3
4
5
0 1 2 3
Kilometers
Centerra Gold Inc.
Kumtor 2020 Technical Report
Kumtor Mine, Kyrgyz Republic
Geologic map of the Kumtor concession
27/07/2020
Geology_concession.jpg
Figure 7-10
LEGEND
Lake and rivers
Waste rock
Glacier
Alluvium, colluvium, moraine (QIV)
Moraine (QIII-QIV)
Red clay, conglomerate-breccia (₽1-N1)
Weathered rocks (C1-2 – Mz?)
Limestones, sandstone, siltstone (C1-2)
Unit 0. Alpine tectonic mélange zone: limy conglobreccia (₽1?); oxidized Paleozoic rocks: sandstone, siltstone (C1); limestone (C1-2); phyllites (V); siltstone, chert (O1-2), lydite, dolomite (Є-O2); metarhyolite, arkoses (R3)
Unit 1. Alpine foliated tectonic breccia by black shale (Є1-2) and carbonaceous phyllite (Vdb), tectonic blocks of tilloides (Vbk), phyllites (Vdz), metarhyolite and arkoses (R3)
Unit 2. Black shale (Є1-2), tilloides (Vbk), carbonaceous phyllite (Vdb), carbonate-phyllite rhythmite (Vdz2), banded phyllite (Vdz1-2)
Unit 3-4. Black shale (Є1-2), tilloides, dolomitic phyllite (Vbk), carbonate-phyllite rhythmite (Vdz2), banded phyllite (Vdz1-2), carbonaceous schists, terrigenous rhythmite (V?)
Metaarkoses (R3ks), metarhyolite, metabasalt (R3g)
Gneiss, marble, schists (PR1kl)
Plagiogranite (R2d)
Quartz diorite, granodiorite (PR?sr)
Geologic boundaries (solid & inferred)
Major Alpine thrusts (solid & inferred)
Major Alpine faults (solid, inferred, concealed)
Major Paleozoic thrusts (solid & inferred)
Other Paleozoic faults (solid, inferred, concealed)
Alpine tectonites
Altered rocks
Open-pit ore projected to surface
Mineralized zones
Open Pit

Note: Blue boxes and numbers: 1. Central Deposit area; 2. Southwest Deposit area; 3. Sarytor Deposit area; 4. Northeast Deposit area; 5 Akbel – Bordoo area. Numbered areas are described below in their respective Items of this Technical Report.

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TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

Because mineralized rock in the district is more or less constant along strike, it can be concluded that current position of the deposits has not changed substantially due to significant post-mineral offsets. Nonetheless, some displacement and block rotation has occurred along strike-slip faults that strike north-westerly and transverse to the generally east-north-easterly trend of mineralization in the district (Figure 7.11).

Figure 7.11: Position of Mineralized Bodies with Gold Grades > 1.0 g/t at Kumtor in 3D Model

Note: Shallowing of plunge from Northeast Deposit to Sarytor Deposit.

The base of this package of rocks is marked by shallow-dipping discontinuous structures—the Kumtor Lower Thrust and the Lysyi Fault, as described above. The main ore-hosting unit is carbon-containing rocks with disseminated pyrite.

Gold mineralization is confined to altered rock resulting from elemental addition and redistribution during mineralization with an ensuing development of sericite, quartz-albite, feldspar-carbonate and pyrite-carbonate assemblages. Gold-bearing pyrite that is present may be disseminated, in veins or in clots. About 90% of the gold is contained in introduced pyrite; the rest is in quartz, carbonate minerals, or feldspar, and locally is accompanied by scheelite. Gold, as electrum, has a high gold-to-silver ratio and also is present as a gold telluride. The largest volume of altered rock in the deposit, as well as its contained gold, is concentrated in well-developed altered rock in the hanging wall of the Kumtor Upper Thrust (Figure 7.9). Close structural dependence of gold distribution to regional fault structures and their associated sheared rocks, as well as absence of a mineralizing generative intrusion, indicate Kumtor belongs to the orogenic gold class of deposit types.

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The major volume of economic gold mineralization is in the Central Deposit at Kumtor and is concentrated in complexly shaped bodies that nonetheless have continuity and are relatively extensive. Mineralization has been traced laterally along strike for 300 m to 1 km at thicknesses of 10s to hundreds of metres either of stockworks or in tabular bodies of altered rock. These bodies typically have dimensions of 1,200 m x 100-300 m x 1,000 m, that are dominated by a dip (40-50°) to the southeast. The gold-bearing altered rocks mostly are confined to three tabular and linearly extended bodies and two equidimensional ones. Central Deposit mineralized zones typically have average gold grades of 3.5 to 5.5 g/t and the following associated metals: tungsten–about 300 ppm, and tellurium–about 9.0 ppm.

The Southwest and the Sarytor Deposits are located in a similar geological setting, where lens-shaped tabular bodies have formed with a shallow dip (20-35°) in the hanging wall of the Kumtor Upper Thrust, reaching a total thickness of up to 40-60 m.

7.3. DISTRICT GEOLOGIC SETTING

Kumtor mineralization is related to a regionally extensive, continental-scale suture—Nikolaev Fault (Djenchuraeva 1981; Djenchuraeva et al., 1994; also, see discussion above)—and is restricted to areas of black shale at a join between Southwest Pre-Riphean Crystalline basement (Sary-Jaz unit) and Late Caledonian structure of the Djetymtau superimposed depression.

The area is composed of metamorphic rocks of the Kuilu Formation. Metadiabases are present with an angular discordance on an eroded surface of sedimentary rock including Riphean volcanogenic sediments of the Big Naryn Formation represented by foliated metasilts and tephras. The overlying Vendian sedimentary rocks of the Djetym Series (including the Djetymtau, Djakbolot and Baikonur Formations) have a total thickness 0.8-1 km and are represented by carbonaceous components of a terrigenous-flysch environment (Figure 7.9, Figure 7.10). They contain strata of crenulated and boudin-shaped carbonaceous rocks. The rocks of the Djetymtau Formation extend from southwest to northeast as a 1-km to 1.5–km wide band and practically host all mineralization.

The silty pelitic part of the section contains chlorite-hematite-magnetite assemblages together with some intercalated sulphide strata. All known gold mineralization in the area is limited to the same stratigraphic horizons. Syngenetic pyrite and the shales that host it are Vendian (Upper Proterozoic) in age.

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The Shortor Formation (Cm-1) includes carbonaceous-siliceous shale, dolomite and limestone with a thickness of 0.6 to 0.8 km and with elevated contents of molybdenum-uranium-vanadium limited to strata and lenses of carbonaceous-siliceous shale. Red sandstone and carbonaceous rocks (D2-C1) also rest on underlying sedimentary rocks with an angular discordance.

Sediments of Paleogene-Neogene age are represented by the Kirgiz Formation, comprised of conglomerate, sandstone containing interstitial red clays. Terrigenous rock composition varies and includes well-rounded Paleozoic and Proterozoic clasts that make up 65-80% of individual exposures. Paleozoic and Proterozoic clasts were derived from nearby ridges. Conglomerate cement is porous and includes a red brown hematitic mixture of clay as well as carbonate gravel and sandstone.

As described above, the structural packages of rock at Kumtor are bordered by a number of faults, including the Kumtor Lower Thrust, Black Thrust, Kumtor Upper Thrust and Lysyi Fault, all of which faults have been reactivated periodically after their initial offsets. From the structural base to the top, the various units listed in Figure 7.9 are here described in further detail:

•

Unit 0. Package of broad range of strongly oxidized lithologies present in structurally higher tectonic Units 1–4; tectonically mixed and basically newly recognized to include laterally continuous gold oxide mineralized rock as well as isolated occurrences of gold oxide mineralization. Lithologies present in Unit 0 include Vendian ferroan phyllite; Riphean metarhyolite; lower Paleozoic platform carbonate rock; as well as upper Paleozoic silt, turbidite, and carbonate. Unit 0 is (1) laterally extensive along the entire Kumtor system and is present to depths (> 500 m) well below the surface and (2) is bounded at its top by the Black Thrust and at its base by the Kumtor Lower Thrust where the latter has Paleogene and Neogene conglomerate breccia in its footwall.

•	Unit 1. This complex characterizes the lower unit of a large tectonic structure marked at its base by the Black Thrust, which is mostly composed of black carbonaceous phyllite.

These fault rocks are significantly deformed, boudin-shaped and graphitic. Interspersed are a large number of rock inclusions belonging to other structural units in the form of boudins, lenses and thin tectonic plates. Boudin-shaped fragments are dominated by quartz-albite assemblages, assemblages that are present in mineralized rock at the Central (Northeast body), Southwest and Northeast Deposits with a low gold grade as much as 1.0-5.0 g/t. Thickness is not constant and varies from 30 to 50 to as much as 200 to 250 m.

•

Unit 2. This complex rests on Unit 1 and is characteristic of the hanging wall of the Kumtor Upper Thrust. It is represented mainly by dark grey to black carbonaceous and carbon-containing phyllite. The rocks are brecciated and were injected with hydrothermal fluids to constitute the main zones of the deposit, including some irregular-shaped blobs—South Blob (SB Zone), Stockwork, and North Blob (NB Zone). The complex is limited at its base by the Kumtor Upper Fault and at its top by the Lysyi Fault. Thickness is not constant along the mineralized trend and varies from 100 to150 to as much as 350 m.

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•	Unit 3. This structural and compositional complex is represented mostly by phyllite and dark grey carbonate-containing phyllite. Structurally, it is located above the Lysyi Fault.

Included are horizons of carbon-containing phyllite, tillite-like conglomerate and sheared structures along which thin layers of mineralized rock are present. The rocks are dislocated by foliation surfaces striking northeast with a high carbon content. Mineralization in the Central Deposit (Northeast body) is present in the form of thin (as much as to 5.0 to 7.0 m) lens-like bodies near these surfaces.

•

Unit 4. This complex, not present broadly along the Kumtor Trend, comprises phyllite, chloritic and chloritic-sericitic shales of light grey and greenish-grey colors. Rhythmic alternating interbeds of terrigenous and carbonaceous rocks only are present locally. Increased carbonaceous content is confined to an orientation that has a strike to the northeast. Up section, the complex is replaced by the Kashkasu Formation (R3-V) represented by arkose. There is no known gold mineralization of economic interest in the latter.

There are three types of metamorphic rock in the Kumtor District that include low-temperature regional metamorphism, local dynamothermal metamorphism associated with mylonitization, and hydrothermal alteration associated with mineralization. These three different types of metamorphic rock can be interspersed with one another over various distances and each type that is superposed on another does not exceed the lateral extent of the previous one.

Low-temperature regional metamorphism took place under greenschist facies conditions (300 to 500°C). According to mineral paragenesis, three zones have been recognized, corresponding to two thermal stages: greenschist stages (biotite facies and chlorite facies) as well as a previous initial low-grade metamorphic event (prehnite-pumpelliite facies). In addition, Lower Proterozoic rocks (gneisses, migmatites) in the structurally highest blocks at Kumtor are associated with an amphibolite facies of regional metamorphism that has had greenschist mineral assemblages superposed on it.

Rocks structurally emplaced above the Sarychatskiy Thrust are represented by strata of Upper Riphean age (Kashkasu, Djergalach Formations) and assigned to a low-temperature part of the biotite zone. Mineral rock assemblages are represented by the association Q+Mu+Alb+Bt+Car+Chl+Ep+Grf+Rut+Po (Mineral Associations: Q-quartz, Mu-muscovite, Ser-sericite, Alb-albite, Bt-biotite, Car-calcite, Chl-chlorite, Ep-epidote, Ant-antraxolite (pyrobitumen), Grf-graphite, Rut-rutile, Po-pyrrhotite, Py-pyrite). Rocks below the thrust are represented at their top by rocks (Unit 3) assigned to the chloritic zone with newly crystallized mineral assemblages of Q+Ser+Alb+Car+Chl +Ant+Py.

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A structure that acted as a focus for mineralization can also host rocks of Unit 2 that had been subjected to a prior greenschist facies metamorphic event. A broad presence of rock sequences with well-developed regional metamorphic assemblages in recrystallized shales has been identified. This assemblage (apatite-chlorite-muscovite-carbonate-albite-quartz-sagenite [acicular rutile]) corresponds to a low-temperature part of the biotite zone. In addition to recrystallization of phylosilicates, newly crystallized quartz, albite, apatite, carbonate, and rutile comprise important parts of the overall mineralogy of the rocks. Graphite also may be present. Some minerals are elongated parallel to hand-specimen-scale lineations on lithologic surfaces. The above-listed mineral assemblages typically are present in narrow layers that differ in composition from the overwhelming bulk of the surrounding phyllite.

A good visual sign of such intervals is presence of significant amounts of newly crystallized pyrrhotite, which replaces early diagenetic pyrite. As a gold-mineralized zone is approached, pyrrhotite in phyllite gives way progressively to a marcasite-pyrite mineral association. Marcasite and pyrite develop predominantly on individual pyrrhotite grains and aggregates. Close to the ore-hosting zone, pyrrhotite aggregates are completely replaced by marcasite + pyrite with relict inclusions of pyrrhotite because of the increased sulphur fugacity associated with the circulating mineralizing fluids.

Rocks of the ore-hosting complex also underwent additional syn-deformation metamorphism at deep paleodepths. This is evidenced by presence of newly formed fabrics such as mineralized blastocataclasites, blastomylonites as well as pseudotachylites at Kumtor. The mineral assemblages of these newly formed mylonitic rocks are isofacial with assemblages of in original phyllites. Nonetheless, dynamo-metamorphic transformations are usually limited to narrow structural zones within the plates of overlying imbricate thrusts. The zones represent graphitic fault rock sutures, sericitic zones, or banded carbonaceous sulphide-carbonate-quartz rocks. Pseudotachylites are extremely sheared out microbreccia with a fluidal structure and a chemical composition of the original rocks. They were present in early-mined benches of the Central Deposit at Kumtor in the form of dike-like masses that cross-cut surrounding rock and represent the most intense development of the dynamo-metamorphism process. Albite and carbonaceous metamorphic rocks of the deposit also have microbreccia and mylonitic fabrics (Figure 7.12) with traces of repeated superposed deformations and recrystallization.

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Figure 7.12: Pyrite-Carbonate (with Scheelite)

Note: A, Drill core from hole D1281C; B, drill core from hole D1319A. Photographs are approximately 11 cm wide Mylonite (A) and Pyrite-Hematite-Carbonate Mylonite (B) from mineralized zones in the Central Deposit

Mylonitic rocks at Kumtor formed during a number of repeated high shear stress deformation events in conjunction with development of a number of thrusts (Kumtor Lower, Black, Upper and Lysyi) through the deposit. In fact, the entire ore-forming process here took place under dynamo-thermal metamorphism that accompanied thrusting which included synchronous recurrent metasomatism accompanied by gold.

Host rocks in the deposit, as has been mentioned above, were metamorphosed, repeatedly dislocated, and typically contain a mass of diverse quartz, chlorite-carbonate-quartz, chlorite-quartz, pyrite-quartz and sulphide streak veinlets. Less commonly, somewhat larger clots, veins and vein systems also are present and can be both largely coincident with foliation as well as cut at high angles the surrounding structural fabrics. A primary feature of these newly recrystallized rocks is that they are usually subordinate to nearby structural elements such as foliation, axial plane cleavage, or near-fault cleavages. Their second feature is that the host rocks themselves overall are essentially isochemical with their pre-mineralization composition, excluding those components (sulphur, copper, iron, etc.) remobilized at the hand specimen-scale during mineralization.

This results in redistribution of rock components in an essentially closed system when considered at a macro scale, i.e. no external addition of elements. The third feature of these occurrences of coarse-grained sulphide minerals is that they do not contain gold.

Micro-inclusions of chalcopyrite (+pentlandite, chalcocite) and sphalerite are commonly present in first-generation pyrite (pyrite 1). Elements of such micro-inclusions are incorporated into subsequent circulating fluids when pyrite-1 has been corroded and remobilized during introduction of veinlets, veins and sulphide clots in the host phyllites. In one of these clots with a chalcopyrite + pyrite + pyrrhotite assemblage, microprobe studies have established that chalcopyrite and pyrrhotite also are associated with rare nickel and silver minerals: bravoite (Fe, Ni)S2, mckinstreet (Ag, Cu)2S, stroymerite (AgCuS) and native silver.

Actually, mineralized zones at Kumtor represent an alternation of intervals of intensive veining in various phyllites with intervals of altered and pyritized phyllites. Well-developed differences of altered rock can be distinguished on the basis of thermal maturity of the host phyllite.

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At the initial stage of the ore-forming process, quartz-K-feldspar altered rock formed against a background of phyllite crystallization and redistribution of carbonaceous matter, as well as corrosion of pre-ore pyrite. Following this, bodies of the stockwork impregnated rock with scattered mineralization formed locally along the veinlets and altered rock containing a pyrite-carbonate-albite assemblage. Pyrite-carbonate veinlets of the next stage and microbreccia-banded pyrite plus carbonate assemblages are superposed on deformed masses of K-feldspar and albite rock (mylonites, cataclasites). They are either essentially pyrite-dolomite or pyrite-ankerite-calcite.

Research on stages and zones of alteration and metasomatic processes in the deposit is ongoing, because of the complexity of alteration assemblages along the Kumtor trend. (Note: The term “metasomatic”, which is used sparingly in this Report, and many other terms similar to it are used throughout Soviet economic geology literature and owe their origins to Soviet era studies describing a veritable 100 percent replacement process associated with skarn development. In this Report, the term “alteration” is a better descriptor of the processes accompanying mineralization at Kumtor because many chemical components in mineralized rocks here have been inherited from their original pre-mineralization protoliths.) Thus, the Northeast Deposit is mainly represented by alteration where the essential mineral is quartz. To the southwest of the Northeast Deposit,

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stockworks at the Central Deposit include a broadly developed pyrite-carbonate stage, which at Hockey Stick changes to a feldspar and albite assemblage plus fragments containing gypsum and supplemental free gold. Even farther to the southwest along the trend at the Southwest and Sarytor Deposits, veins of barite and siderite notably coincide with elevated grades of gold.

Oxide mineralization has been encountered at many places in the Kumtor system in drill intercepts that penetrate major thrusts well below the present-day surface (Figure 7.13). Surprisingly, the actual fault rock comprising many of these dislocation surfaces are quite restricted in thickness. For example, drill hole SW-20-324 in the area of the Southwest Deposit shows well-oxidized rock present near a quite narrow intercept of the Kumtor Lower Thrust itself at 513.2– to 513.3–m-depths below the surface. The Kumtor Lower Thrust here occurs between oxidized Vendian metasedimentary rock above and oxidized Paleogene-Neogene clay breccia below.

Figure 7.13: Photograph of Core Box of Drill Hole SW-20-324 between 507.9 and 516.3 m

Note: Shows sharp transition from Unit 0 oxidized Vendian – Paleozoic rocks above the Kumtor Lower Thrust to Paleogene–Neogene clay breccia below. Red box, Kumtor Lower Thrust at ~ 513.2 – 513.3 m

7.4. GENERAL DESCRIPTION OF KUMTOR MINERALIZATION

Gold mineralization in the deposit is hosted by mixed lithologies, primarily belonging to Unit 2 (sulphides), but also Unit 0 (oxides), and Unit 1 (sulphides), that were structurally prepared during deformation for a further influx of hydrothermal fluids at the time of Late Carboniferous to Early Permian mineralization. Gold mineralization is distributed with varying intensity over 12 km along the trend, and it is most intensely concentrated in the Central Deposit and less so in the Southwest and Sarytor Deposits, where limited gold mining took place between 2006 and 2016 (Figure 7.1, Figure 7.10).

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Other mineralized units are present in the Northeast Deposit and the Bordoo prospect. Preliminary resource assessments were conducted only for the Northeast Deposit.

7.5. CENTRAL DEPOSIT

Study of the Central Deposit (Figure 7.14) began immediately after its discovery in 1978, and open pit mining has been ongoing there since 1996. Contemporaneous with this mining activity, KGC also carried out extensive additional exploration in the district, mainly by drilling. Exploration holes were drilled either from the surface or from specially prepared underground stations. The dimensions of the Central Deposit are: 2 km long, 0.3 to 0.5 km wide, and absolute surface elevations between 3,900 to 4,400 m ASL.

In terms of their lithological features and degree of structural disturbance, the entire sequence of host sedimentary and metamorphic rocks composing the Central Deposit has been divided into a number of structural compositional complexes (Units) and are characterized by the following features:

Unit 0 is present in the northern part of the Central Deposit in the Kumtor Lower Thrust and is represented by fractured rocks of varied composition — breccia, conglomerate breccia linked together by gruss-formed clay and clay aggregate. These rocks characteristically are greenish-brown and brownish. This unit represents a tectonic mélange developed at the base of overlying thrust plates that dip to the southeast. Fragments of limestone, and rhyolite as well as sulphide and oxidized mineralized rock also are present. According to drill data, thickness of Unit 0 is more than 300 m. The upper contact of Unit 0 is the Black Thrust.

Unit 1 in the hanging wall of the Black Thrust and below the Kumtor Upper Thrust includes carbonaceous and graphitic rock. The unit is dominantly composed of black carbonaceous phyllite that is significantly deformed. Boudins of altered rock, mostly having quartz-albite assemblages, contain slightly anomalous gold grades. However, the generally small size of these boudins and their scattered distribution do not allow differentiating minable zones within the unit, though some grab samples can contain high gold contents.

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Figure 7.14: Geologic Map of Central Deposit

Note: Dashed dark green line, present ultimate open pit. Numbers in circles represent, 1. Kumtor Lower Thrust; 2. Black Thrust; 3. Kumtor Upper Thrust; 4. Lysyi Fault

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Unit 2 is in the hanging wall of the Kumtor Upper Thrust and includes dark grey and black carbonaceous and carbon-containing phyllite. Its rocks are almost universally hydrothermally altered ranging from altered phyllite to quartz-feldspar-carbonate altered rock, in which there are no signs of the original primary rock left in the latter. Internal disturbance of host rocks due to variably intense shearing forms highly permeable domains, along which the metasomatism develops most commonly. The more intense the metasomatism, the more durable the rock becomes. However, ductile rocks also are present between blocks of altered rock.

Within Unit 2, two major elongate zones of mineralized rock are present: South and North. In the north-eastern part of the Central Deposit, where an assemblage of pyrite plus carbonate is present along the unit’s entire thickness, a large mass of mineralized stockworks formed and, at depth, it gives way to a quartz-albite association that represents the North Blob (NB Zone). In 2005, another new large, mineralized body, the South Blob (SB Zone), and later, the Hockey Stick Zone, at a depth of 300 m below the surface, were identified by exploring the southwest flank of the area under the Davydov Glacier.

Unit 3 is characteristic of the eastern part of the area and it sits above Unit 2 in the hanging wall of the Lysyi Fault. The unit is composed of phyllite and carbonate-containing phyllite of dark grey colour including interlayered strata of carbon-containing phyllite and tillite-like conglomerate. The rocks are located along broad zones of northeast extension with carbon increasing in faults dipping down to the northwest and west. Along strike of the basal fault (Lysyi Fault), small, lensoid bodies of mineralized rock are present together with scattered sulphides along fault displaced quartz-carbonate veinlets.

In the Central Deposit, two parallel zones of faulting and gold mineralization are well defined, extending to the northeast with dips to the southeast at angles of 45° to 60°. There is a layer of unmineralized rock or poorly mineralized rock between them (Figure 7.15, Section 130). The southern mineralization segment, with a strike length of 700 to 1,000 m and a horizontal width of 40 to 80 m, is relatively well mineralized along its entire length having an average gold grade between 3.0 to 4.0 g/t Au. The northern segment is somewhat longer, but with the same width and is characterized by less consistent gold grades. Its mineralization is comprised of a series of separate lenses of mineralized rock, in which average gold grade varies from 2.0 to 3.5 g/t Au. In the north-eastern part of the area, these northern and southern segments merge into the Stockwork Zone, where high gold grades are present. The dimensions of the Stockwork Zone in the upper part of the Central Deposit are from 400 to 500 m in length and from 50 to 200 m in width, and the average grade is from 5 to 6 g/t Au. The Stockwork Zone plunges to the northeast at an angle of 40-50° and

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significantly decreases in size below an elevation of 3,700 m. It is located quite close to the northeast high pit wall thus greatly affecting overall stripping ratios in the pit. Along the dip of the Stockwork Zone, exploration discovered mineralized rock below the bottom of the planned open pit that is now recognized as the North Blob (NB Zone) body with the gold grade of 1.0 -7.0 g/t Au.

In the southwestern part of the Central Deposit, the South Blob Zone (SB Zone) crops put at an elevation of 3,900 m, below which depth it expands considerably. It was the discovery of the South Blob Zone that allowed for a significant increase in Central Deposit reserves in 2005. Drilling conducted from 2008 onwards extended the SB Zone along strike to the southwest, increasing its known strike length as much as 1,000 m, and its vertical dimension as much as 650 m, and its width from 6 to 75 m, at an overall contained gold grade of 5 g/t Au. At some distance to the southwest (Figure 7.16), where a steeply dipping fault (Hockey Stick Top Fault) appears to have reverse offsets (Sec -30), a mineralized body was discovered (Hockey Stick Zone) that is similar to the SB Zone. The Hockey Stick Zone has been traced towards the South-West Deposit for about 720 m with plunge and thickness as much as 67.1 m (D1978).

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Figure 7.15: Central Deposit Section 130, Viewed to the Northeast

4200m
4000m
3800m
3600m
3400m
Black Thrust
Kumtor Lower Thrust
Kumtor Upper Thrust
Lysyi Fault
100 0 100 m
Centerra Gold Inc.
Kumtor 2020 Technical Report
Kumtor Mine, Kyrgyz Republic
Geological Section
Central Deposit
Section 130
(section corridor +/- 20m)
27/07/2020
2020_PIT_Sect130.cdr
Figure 7-15
LEGEND
Waste rock
Glacier
Moraine
Conglomerate breccia
Sandstone, siltstone (C1)
Phyllite and tilloid (V-Є)
Unit 0
Unit 1
Unit 2
Unit 3
Sulfide gold mineralization
Oxide gold mineralization
Dispersed gold mineralization
Faults, thrusts (solid & inferred)
Pit
Surface

Note Sulphide gold mineralization, solid red; oxide mineralization, orange. Light lines in black are drill holes projected using 40-m corridor to plane of section.

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Figure 7.16: Central Deposit, Hockey Stick Zone, Section -30 Viewed to the Northeast

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Mineralized rock in the Central Deposit can be divided into three broad mineral associations to include sulphide, carbonate, and silicate. The following three associations control overall intensity of mineralization:

•	Pyrite + Fe-carbonate = High grade (Au>11.9 ppm).

•	Pyrite + Fe-carbonate + K = Average grade (Au>2 ppm).

•	Pyrite + Fe-carbonate + Na = Low grade (Au>1.5 ppm).

In addition to sulphide-bearing assemblages described above, oxide mineralization is present on the northwest flank of the area (Muzdusuu area, Figure 7.14). Initially, this type of mineralization was first noted in surface exposures in 1995. Later on, holes were drilled to test the magnitude of the mineralized oxide rock and led to recognition that oxides extended to depths of as much as 200 to 300 m. Gold grade therein ranged from 0.1 g/t Au to 1.0 g/t Au and higher. In 1999, two holes (L-99-01, L-99-02) were drilled by KGC Exploration Department. One hole encountered two mineralized zones with thickness of 25 to 28 m and gold grades of 0.15 to 1.35 g/t Au. As a result of this exploration, Unit 0 lithologies were recognized on the flank of mineralized rock currently being mined. These lithologies mostly are composed of limestone and contain boudinaged blocks or tectonic mélange derived from to Unit 1 and Unit 2. Thus, gold mineralization here is in the hanging wall of the underlying Kumtor Lower Thrust.

Makeup of the mélange includes a varied set of lithologies - from Riphean rhyolite to limestone and Carboniferous terrigenous strata present as individual blocks. Visual study of these rocks shows presence of oxidized mineralized Fe hydroxide breccia, carbonate minerals (calcite, ankerite, siderite, dolomite), including manganocalcite (luminescent), quartz, scheelite, pyrite, secondary copper minerals (probably malachite), chalcopyrite, and possibly barite. Microscopic examination of grab samples shows microscopic gold particles present in oxidized and veined, fractured silty limestone (Figure 7.17), as well as presence of Fe-hydroxide lepidocrocite locally replacing limonite.

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Figure 7.17: Muzdusuu Area Oxide Gold Mineralization – Quartz- and Iron Oxide Veined and Fractured Limestone, Iron Oxides Along Fractures

A
B
Q
Au
cb
Fe-ox
200 µm
C
Au
200 µm
D
Q
Au
gt after py
200 µm

Note: A, slab from drill core; B, particle of gold (Au) in iron oxide (Fe-ox) mixed with carbonate (cb); C, closeup of gold in D; D, gold along fracture surrounded by quartz (Q). Goethite (gt) replaces pyrite (py). Drill hole DM1476, depth 159.7 m (Au = 0.4 g/t; Bottle-roll recovery 96.2%; 10 ppm W; <5 ppm Te).

Oxide minerals replace pyrite thus forming concentrically zoned, individual microscopic-scale skins measuring 1 to 5 microns wide. According to minor element analyses, oxidized breccia may also include minor tellurides of different metals, sulphosalts (tetrahedrite, freibergite, and bournonite), chalcopyrite and other copper sulphides, native silver, scheelite, strontianite, barite, and sphalerite, as well as a variety of hydroxides partially or wholly replacing these minerals.

Future exploration potential in the Central Deposit is discussed in Item 9.

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7.6. SOUTHWEST DEPOSIT

The Southwest Deposit is located southwest of the Kumtor process plant at elevations of 4,000 m to 4,100 masl (Figure 7.1).

Gold mineralization in the Southwest Deposit primarily is limited to formations assigned to Unit 2 in the hanging wall of the Kumtor Upper Fault. Boundaries of the mineralized rock are marked by a tectonic crush zone of black clay gouge at a contact with surrounding barren phyllite (Figure 7.18). Footwall contacts are generally sharp and clearly defined. In the hanging wall, the boundary is sometimes difficult to identify. Mostly due to shallow dips of bedding in mineralized rock, mineralization boundaries are somewhat contorted both in their strike and dip. In addition, distribution of mineralized rock within its envelope is very inconsistent. Though distribution of gold enrichment is depicted schematically in cross-sections (Figure 7.19) along footwall and hanging wall contacts, this is not a typical presence. Regardless, gold mineralization is present from the Sarytor Glacier to Davydov Glacier.

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Figure 7.18: Southwest Deposit Geologic Map

Note: Dashed dark green line, present ultimate open pit. Numbers in circles represent 1. Kumtor Lower Thrust; 2. Black Thrust; 3. Kumtor Upper Thrust; 4. Lysyi Fault.

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A number of mineralized rocks can be distinguished by gold grade, fabrics and intensity of alteration in the Southwest Deposit. The most productive is feldspar-quartz altered rock including both massive and brecciated fabrics, together with carbonates. In some areas, these rocks include barite-ankerite veinlets. Overall, degree of alteration of host phyllite is quite intense and relicts of original host rocks are barely recognizable. Pyrite content is more than 10 volume percent and gold grades are 5.0 g/t or more.

Weaker altered mineralized rock is altered sericite phyllite with disseminated, vein-like mineralization. Typical veinlets include quartz, ankerite, and additional carbonate minerals, as well as feldspar with pyrite. Pyrite makes up as much as 10 volume percent, and gold grade ranges from 1.0 to 5.0 g/t.

Barely mineralized rock includes mineralized metasediments of Unit 2 commonly interspersed among sheared out rocks of Unit 1 as linear-elongated mineralization and boudins. Gold grade depends on intensity of alteration.

Sulphide mineralization in these three types of variably altered rocks in the Southwest Deposit can be further divided into two mineral assemblages which reflect intensity of gold:

•	Pyrite + Fe-carbonate + K = average grade (Au > 5 ppm).

•	Pyrite + Fe-carbonate + Na = low grade (Au = 1.0-5.0 ppm).

Oxide and mixed oxide-sulphide mineralized rock is present on the west flank (between sections - 178 to -162) of the Southwest Deposit. This mineralization is intensely impregnated with limonite in what previously constituted K-feldspar-bearing pyrite-albite-quartz-carbonate altered rock. Up section, they are overlain by a graphite-bearing, weakly oxidized weathering crust at a contact with tectonic breccia and phyllite (Figure 7.19).

In 2011, a similar type of mineralized oxide rock within the Hope Zone was identified 350-400 m west of that present on the west flank of the Southwest Deposit. This type of mineralized rock was limited to near-surface strata of Unit 0 including tectonic mélange fabrics. Blocks of rock with such mineralization are present as lens-shaped bodies with thicknesses ranging from tens of metres to as much as 100 m to 150 m. Mineralization here is present in the hanging wall of two shallow dipping thrust faults, the Kumtor Lower Thrust and the Kumtor Upper Thrust. These faults and mineralization zones dip to southwest at about 0-10°. Mineralized rock constitutes a 200- to 500–m-long tectonic breccia with a thickness of 1.0 to 30.0 m and with grades ranging from 1.5 g/t Au to 10.4 g/t Au.

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In 2019-2020, oxide rocks in the Hope Zone were traced with a strike length as much as 400 m and a plunge to the 3,600-3,400 level (SW-18-272A; SW-20-317 holes), with an intersected thickness of about 90 m. These rocks are immediately below the Black Thrust in its footwall. The Black Thrust is a splay off the Kumtor Lower Thrust (Figure 7.19).

Figure 7.19: Southwest Deposit, Section -174, Viewed to the Northeast

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Small gold particles are present conspicuously in iron oxides in the Hope Zone (Figure 7.20).

Figure 7.20: Hope Area Oxide Gold Mineralization Showing Veinlets of Oxidized Pyrite Hosted by Iron Oxide

Note: A, photo of polished slab drill core; B, goethite (gt) after pyrite; Fe-ox, iron-oxide; C, Particle of gold (Au) in gt after pyrite; D, close up of Au in C. Drill hole SW-19-295, depth 183.0 m. (Au = 9.9 g/t; bottle-roll recovery 97.1%, 50 ppm W, 5 ppm Te).

Future exploration potential of the Southwest Deposit is discussed in Item 9.

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7.7. SARYTOR DEPOSIT

The Sarytor Deposit is located on the eastern slope of a ridge between the Sarytor Glacier and the Bordoo Glacier and it constitutes part of the southwest segment of the Kumtor Thrust, which is one of the general mineralization controls along the entire Kumtor trend (Figure 7.1). Distance from the Kumtor process plant to the Sarytor Deposit is 4 km, and road distance is 9.5 km.

The Sarytor Deposit structure is characterized by thrust faults of various ages (Figure 7.21). A thick thrust zone (100 to 250 m) extends through the entire deposit from east to west and has a southeast-sub-latitudinal orientation (50°/145° and 45°/180°). It is poorly defined on the surface due to the obstruction by drifts, but it can be well traced down dip in drill holes. The zone contains brecciated, mylonitised, carbonized rocks from Unit 2 with irregularly shaped and random blocks of less disturbed rocks and mineralized altered rock. It appears more commonly as a tectonic mélange with black clay matrix and large boudins of various rock types. The lower and upper contacts of the thrust zone are distinguished by shallow dipping structures with black slick surfaces including the most intensely mylonitised and crushed phyllites in the entire thrust zone. The internal structure of the thrust zone is complex and has many crushed rocks. Most of these highly deformed rocks conform consistently with the overall dip of the thrust zone. In the north footwall, the rocks of Unit 1 are strongly broken and intensely tectonised.

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Figure 7.21: Geologic Map of the Sarytor Deposit

6,500 mE
6,750 mE
7,000 mE
7,250 mE
7,500 mE
7,750 mE
8,000 mE
8,250 mE
18,500 mN
18,250 mN
18,000 mN
17,750 mN
17,500 mN
17,250 mN
17,000 mN
16,750 mN
N
2
3
4
Sarytor Glacier
0
500
meters
Centerra Gold Inc.
Kumtor 2020 Technical Report
Kumtor Mine, Kyrgyz Republic
Geologic map of the Sarytor Deposit
Date 27/07/2020
File SR_Geology.jpg
Figure 7-21
LEGEND
Lake and rivers
Waste rock
Glacier
Alluvium, colluvium, moraine (QIV)
Moraine (QIII-QIV)
Red clay, conglomerate-breccia (₽1-N1)
Weathered rocks (C1-2 – Mz?)
Limestones, sandstone, siltstone (C1-2)
Unit 0. Alpine tectonic mélange zone: limy conglobreccia (₽1?); oxidized Paleozoic rocks: sandstone, siltstone (C1); limestone (C1-2); phyllites (V); siltstone, chert (O1-2), lydite, dolomite (€-O2); metarhyolite, arkoses (R3)
Unit 1. Alpine foliated tectonic breccia by black shale (€1-2) and carbonaceous phyllite (Vdb), tectonic blocks of tilloides (Vbk), phyllites (Vdz), metarhyolite and arkoses (R3)
Unit 2. Black shale (€1-2), tilloides (Vbk), carbonaceous phyllite (Vdb), carbonate-phyllite rhythmite (Vdz2), banded phyllite (Vdz1-2)
Unit 3-4. Black shale (€1-2), tilloides, dolomitic phyllite (Vbk), carbonate-phyllite rhythmite (Vdz2), banded phyllite (Vdz1-2), carbonaceous schists, terrigenous rhythmite (V?)
Metaarkoses (R3ks), metarhyolite, metabasalt (R3g)
Gneiss, marble, schists (PR1kd)
Plagiogranite (R2d)
Quartz diorite, granodiorite (PR?sr)
Geologic boundaries (solid & inferred)
Major Alpine thrusts (solid & inferred)
Major Alpine faults (solid, inferred, concealed)
Major Paleozoic thrusts (solid & inferred)
Other Paleozoic faults (solid, inferred, concealed)
Alpine tectonites
Altered rocks
Open-pit ore projected to surface
Mineralized zones
Open Pit

Note: Dashed dark green line, present ultimate open pit. Numbers in circles represent, 1. Kumtor Lower Thrust; 2. Black Thrust; 3. Kumtor Upper Thrust; 4. Lysyi Fault.

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TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

Gold mineralization in the Sarytor Deposit is controlled strictly by the above-mentioned thrust zone system, whose identified gold mineralization has variable intensity but, in all, constitutes the mineralized zone of the Sarytor Deposit. The deposit has been traced by exploration holes for a strike distance of 800 m and to 150 m to 300 m depths. Thickness of mineralized rock varies from 100 m to 200 m. No pinching of the mineralized rock has been detected at depth.

Distribution of mineralized rock is controlled by rocks of Unit 2 lying in the hanging wall of the Kumtor Upper Thrust. Thickness determined for economic mineralization varies from a few metres to 60 m (Sr-06-124, etc.). Along strike, bodies of such thickness can be traced within the zone for as much as 200 m (Figure 7.22).

Mineralized rock includes a number of variable mineral assemblages, generally similar to those in the Central Deposit.

In the southeast part of the area (sections 148-184) for some 400 m along strike and having a thickness from 25 m to 60 m, mineralized rock includes albite-carbonate-quartz assemblages with pyrite. These are marked by abundant of quartz and albite. Gold grade in intersected intervals ranges from 1.0 g/t to 2.0-3.0 g/t. In some structural boudins, gold grade increases to as much as 4.0 g/t to 9.5 g/t.

In the central part of the area (sections 164-204), pyrite-barite-feldspar-carbonate assemblages are present. Commonly these rocks are brecciated and graphite-rich when present along fault zones. Gold grade varies from 2.5-3.0 g/t to 4.4 g/t, but in some individual segments containing inclusions rich in carbonate minerals, gold grades may be as much as 7.0 to 10.5 g/t.

Sections 154-200 are represented by debris of pyrite-feldspar-quartz-carbonate assemblages, less commonly carbonate-quartz assemblages, and sometimes including hematite along a few fault zones. Thickness of these rocks is minor. Mineralization here includes gold grades from 1.5-3.0 g/t to 8.0-10.0 g/t and structurally it is below the two previously described settings.

The main mineralized zone of the Sarytor Deposit is located in the lower part of the southwest section of the area along sections 204-228. Mineralization with a thickness of 10 m to 25 m, can be traced along a strike distance of 280 m and plunges to a depth of 200 m. The dominant content of mineralized rock includes K-feldspar-quartz-carbonate with pyrite and hematite as well as a gold grade of 1 to 114 g/t.

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The above styles of mineralized zones in the deposit are quite clearly linked genetically, but they nonetheless have an anastomosing distribution relative to one another because of their occurrence in a highly disturbed tectonic environment.

Nonetheless, three mineral associations have been distinguished among sulphide ores in the Sarytor Deposit to include sulphide, carbonate, and silicate that control intensity of ore mineralization:

•	Pyrite + Fe-carbonate = High grade (Au = 1.0-114.0 ppm).

•	Pyrite + Fe-carbonate + K = average grade (Au = 2.5-4.4 ppm).

•	Pyrite + Fe-carbonate + Na = low grade (Au = 1.0-3.0 ppm).

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Figure 7.22: Sarytor Deposit, Section 172, Viewed to the Northwest

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TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

A zone of near-surface oxides containing fragments of oxidized mineralized rock has been traced southwest of the Hope Zone and includes a body of highly gold-enriched rock at the north end of the Sarytor Deposit that is currently being mined in the open pit.

Oxide mineralized rock is characterized by small lenses of oxide-altered rock in an area of tectonic mélange along the Kumtor Lower Thrust, especially in its subsurface parts. Length of lenses and altered boudins composed of gold-bearing rock vary from a few tens of metres to 160 m, with thicknesses as much as 20 m (Figure 7.23). Mineralized rock generally contains limonite, hematite and pyrite typically partially or completely oxidized, as oxidation is generally incomplete. Gold mineralization is associated with clasts of pyrite-carbonate-quartz and K feldspar-pyrite-quartz-carbonate assemblages. Gold grade in this zone is clearly linked to composition and intensity of alteration affecting separate boudins and lenses and ranges from 1.5-2.0 g/t to 13.0-17.2 g/t Au.

Presence of oxide gold in a drill core sample of phyllonitic cataclasite includes particles of gold as much as 10 µm wide (Figure 7.24). These particles of gold commonly are included within goethite after pyrite.

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Figure 7.23: Sarytor Deposit, Section 220, Viewed to the Northwest

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TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

Figure 7.24: Sarytor Deposit Oxide Gold Mineralization in Oxidized Phyllonitic Cataclasite

Note: A, photo of drill core slab; B, particles of gold (Au) on bleb of goethite (gt) after pyrite; Fe-ox, iron-oxide; C, Particle of Au in gt after pyrite; D, particle of approximately 12–µm-wide particle of Au in gt. Note also 1– to 2–µm-wide Au in core of gt near bottom of photo. Drill hole SR-19-221, depth 196.4 m (Au = 3.23 g/t; bottle-roll recovery 65.4%, 377 ppm W, <5 ppm Te).

Future potential of resources in the Sarytor Deposit is discussed in Item 9.

7.8. NORTHEAST DEPOSIT

The Northeast Deposit is located approximately 2.5 km northeast of the Central Deposit (Figure 7.10) where surface trenching, diamond drilling, and underground (adit) sampling first were undertaken in the 1980s. A few rounds of diamond drilling also were carried out at the Northeast Deposit in later years.

The Northeast Deposit consists of two parts divided by a thick glacier. One part abuts the northeast flank of the Lysyi Glacier while the other part adjoins the southwest flank of the Petrov Glacier. In the area adjacent to the Lysyi Glacier, continuation of the main structure through the Central Deposit was identified, and major exploration efforts were then focused there, as well as poorly explored parts of the Northeast Deposit and its inferred extensions to the northeast.

Geologic structure of the southwest end of the Northeast Deposit is similar to the geologic structure at the northeast margin of the Central Deposit (Figure 7.25).

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Figure 7.25: Geologic Map of the Northeast Deposit

N
1
3
4
Lysyi Glacier
0
500
meters
Centerra Gold Inc.
Kumtor 2020 Technical Report
Kumtor Mine, Kyrgyz Republic
Geologic map of the Northeast Deposit
Date 27/07/2020
File NE_Geology.jpg
Figure 7-25

LEGEND
Lake and rivers
Waste rock
Glacier
Alluvium, colluvium, moraine (QIV)
Moraine (QIII-QIV)
Red clay, conglomerate-breccia (₽1-N1)
Weathered rocks (C1-2 – Mz?)
Limestones, sandstone, siltstone (C1-2)
Unit 0. Alpine tectonic mélange zone: limy conglobreccia (₽1?); oxidized Paleozoic rocks: sandstone, siltstone (C1); limestone (C1-2); phyllites (V); siltstone, chert (O1-2), lydite, dolomite (Є-O2); metarhyolite, arkoses (R3)
Unit 1. Alpine foliated tectonic breccia by black shale (Є1-2) and carbonaceous phyllite (Vdb), tectonic blocks of tilloides (Vbk), phyllites (Vdz), metarhyolite and arkoses (R3)
Unit 2. Black shale (Є1-2), tilloides (Vbk), carbonaceous phyllite (Vdb), carbonate-phyllite rhythmite (Vdz2), banded phyllite (Vdz1-2)
Unit 3-4. Black shale (Є1-2), tilloides, dolomitic phyllite (Vbk), carbonate-phyllite rhythmite (Vdz2), banded phyllite (Vdz1-2), carbonaceous schists, terrigenous rhythmite (V?)
Metaarkoses (R3ks), metarhyolite, metabasalt (R3g)
Gneiss, marble, schists (PR1kl)
Plagiogranite (R2d)
Quartz diorite, granodiorite (PR?sr)
Geologic boundaries (solid & inferred)
Major Alpine thrusts (solid & inferred)
Major Alpine faults (solid, inferred, concealed)
Major Paleozoic thrusts (solid & inferred)
Other Paleozoic faults (solid, inferred, concealed)
Alpine tectonites
Altered rocks
Open-pit ore projected to surface
Mineralized zones
Open Pit

Note: Dashed dark green line, present ultimate open pit. Numbers in circles represent, 1. Kumtor Lower Thrust; 2. Black Thrust; 3. Kumtor Upper Thrust; 4. Lysyi Fault.

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The Northeast Deposit includes several steeply dipping, narrow tabular mineralized bodies confined largely to Units 0 and 1 in the footwall of the Lysyi Thrust. The deposit includes both sulphide and oxide mineralization, the latter was known historically on the surface and was encountered at depth by recent drilling.

Sulphide gold mineralization in the Northeast Deposit mostly is associated with highly sheared tectonic breccia marked by carbonaceous phyllite of Unit 1 and Unit 2 including pyrite-carbonate-quartz veinlets and veins, mineralized blocks of granular quartz impregnated with carbonaceous material, rhyolite and carbonaceous-siliceous shale, as well as mineralized dolomite and limestone. Generally, mixed sulphides and oxides making up part of the tectonic mélange northwest of the Kumtor Fault include abundant hematite in veins of all rock types that form clusters that may be nest-like or continuous. However, abundance of hematite and presence of pyrite in pyrite-hematite-carbonate rock, as well as aggregate clusters of hematite are not good predictors for presence of gold. Gold grade in such rocks varies from 0 to contents above 1 g/t.

Mineralization within the Northeast Deposit varies along strike. From southwest to northeast, the Northeast Deposit includes variably altered chlorite-sericite shale as well as. Its upper part is composed of quartz-albite-carbonate assemblages including relics of carbon-containing chlorite-sericite shale, within which there are discrete layers of hydrothermal breccia of pyrite-feldspar-carbonate with gold grades as much as 1.0 to 3.0 g/t. Its lower part is the most productive and it is localized in sheared rock including well-developed pyrite-feldspar-quartz-carbonate assemblages including relics of carbonatized chlorite-sericite shale, with some scheelite and barite. Gold grades are as much as 2.0 to 6.0 g/t.

In addition, some narrow intervals of gold-bearing rock in the Northeast Deposit are composed of highly siliceous rock with superposed carbonate minerals and abundant disseminated pyrite. Gold grade in these narrow intervals is 1.0 g/t to 1.5 g/t.

Quartz-albite-carbonate assemblages and quartz veins include bands of host rock and have 1.0 to 3.0 g/t Au.

Brecciated quartz-albite-carbonate assemblages and cataclasite are superposed on mylonite having the same composition. The lower levels of this zone include quartz-feldspar-carbonate breccia with relics of carbonaceous phyllite, as well as some quartz lenses. The rocks are characterized by breccia fabrics and a significant content of quartz (as much as 80 volume %).

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Early exploration at the Northeast Deposit included significant trenching which led to recognition of gold in oxides (Figure 7.26). Much of this trenching tested iron-oxide stained rock. To the northwest of the Northeast Deposit, a wide band of tectonic mélange is present including diverse boudins and Riphean rocks, as well as rocks common to the Kumtor Central Deposit in Units 0 to Unit 3. The width of this zone is about 150 m to 300 m. All rocks here are intensively sheared and deformed cataclastically including boudins of various lithologies surrounded by rocks that are highly comminuted fine-grained mylonite.

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Figure 7.26: Northeast Deposit Historical Trenching and Recent RC Drilling Results for Gold

Note: Gold oxide mineralization is confined to hanging wall of the Kumtor Lower Thrust.

Source: From Yefremenko (1987) and Kurmanaliev (1992)

During exploration from 2019 to the present, RC drilling in the Northeast Deposit was the first attempt to use such drilling (totalling 2,500 m) at Kumtor and comes with a number of challenges and advantages; i.e., low pressure because of high elevations, etc. This drilling focused on inferred oxide mineralization northwest of sulphide gold mineralization along the mélange zone possibly in the hanging wall of the Kumtor Lower Thrust.

In some holes, testing of RC cuttings showed presence of oxide mineralization from 0.5 g/t to 6.95 g/t Au at sampling thicknesses that ranged from 4.0 m to 22.0 m (DNR 2013, Figure 7.27). Most importantly, as indicated in a few cross-sections, mineralized oxide rocks are present at various depths and well below the surface.

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Figure 7.27: Northeast Deposit, Section 354, Viewed to the Northeast

Future exploration potential of the Northeast Deposit is discussed in Item 9.

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7.9. OTHER PROSPECTIVE AREAS

Potential of the Kumtor District and Kumtor Gold Trend outside of the known deposits (i.e. Central, Southwest, Sarytor and Northeast Deposits) is linked primarily to inferred extensions of gold mineralization to the southwest and northeast, respectively in the
Akbel – Bordoo and Petrov Lake areas. Some additional potential also could be expected in any subsidiary or subparallel mineralized trends as described below.

A regional airborne electromagnetic survey conducted during 2019 yielded a number of broad target areas that warrant additional focused district-scale exploration efforts (Figure 7.28). The Kumtor trend resides in a linear northeast-trending, roughly 2.5–km wide belt of low resistivity or increased conductivity. Along this belt, schematic distribution of uplifted areas of Latest Proterozoic Vendian altered rocks is shown by the cross-hatched blue pattern, and interpreted strongly altered and mineralized rocks are marked by low magnetic anomalies in red; black dashed lines indicate inferred northwest striking normal Alpine faults that cross cut gold-mineralized rock (Figure 7.28).

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Figure 7.28: Kumtor District

Note: Left: Map of modelled electrical resistivity at a depth of 250 m. Airborne electromagnetic survey, 2019.

Right: Interpretation of airborne and ground geophysical data.

The electromagnetic map, interpretation, as well as additional geophysical data (surface gravimetric, magnetic, and electrical surveys) denote; (1), the low resistivity zone is inferred to reflect altered Vendian rocks that extend overall the belt from southwest to northeast and belt is still open in both directions outside of the survey; (2), the intensity of the conductivity anomaly does not decline towards the boundaries of the survey and is essentially the same as that in the immediate area of the known Kumtor deposits. Thus, similar mineralized rock could be expected along the entire trend of the anomaly and beyond the boundaries of the survey. These relations indicate three terranes that remain highly prospective from northeast to southwest; (1), near the northeast end of the belt in the area of Petrov Lake; (2), gaps in the distribution of Vendian rocks along the belt, commonly coincident with post-mineral Alpine northwest-striking normal faults; and (3), near the southwest end of the belt in the general area of Akbel-Bordoo.

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In as much as the much greater part of previous exploration efforts were rightly focused on mineralized rock immediate to the Central, Southwest, and Sarytor Deposits, this focus nonetheless also resulted in much less work being expended on mineralization at their periphery, including that at Akbel-Bordoo (Figure 7.29), Petrov Lake, and even at the Northeast Deposit itself as well. According to exploration during earlier years (1999 to 2003) at the Akbel area, gold-mineralized rock is present in the hanging wall and footwall of the Sarytor Thrust, where gold content ranged from a few grames to 26.0 g/t. Gold is associated with quartz-sulphide rocks (pyrite, galena, and chalcopyrite) and siliceous rocks along a contact of altered metasandstone of the Kashkasuu Formation and dolomitic siliceous Vendian rocks. This iron-oxide-stained zone can be traced along the fault for a distance more than 3 km. Grab samples containing elevated concentrations of copper (chalcopyrite) here could provide an added pathfinder to gold.

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Figure 7.29: Geologic Map of Akbel-Bordoo Area Near Southwest Terminus of the Kumtor Concession

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Centerra Gold Inc.
Kumtor 2020 Technical Report
Kumtor Mine, Kyrgyz Republic
Geologic map of Akbel-Bordoo area near southwest terminus of the Kumtor concession
27/07/2020
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Figure 7-29
LEGEND
North Tien Shan
Carbonate-terrigenous rocks (Є2-O?)
Basalt, andesite (Є1-2)
Monzodiorite, granodiorite (O3-S1)
Middle Tien Shan
Red clay, conglomerate-breccia (P-N)
Limestone (C1-2), sandstone (C1)
Red conglomerate, sandstone (D2-3)
Sandstone (O2-3)
Siltstone (O1-2)
Black cherty, limestone (Є2-O1)
Ore-bearing rocks - phyllites (Є-V)
Arkoses, tuffs, basalts, rhyolites (R3-V)
Gneiss, marble, schists (PR1)
Granite, granodiorite (R2)
Granite, diorite (PR?sr)
Alpine tectonic melange
South Tien Shan
Brown-grey clay, conglomerate (N1-2)
Red-brown conglomerate (C2)
Cherty, limestone, terrigenous rocks (C1-2)
Basalt, limestone, terrigenous rocks (D2-3)
Marblized limestone with gypsum (D2-3)
Sericitic shale (S2-D1), hornfels
Basalt (S2-D1), hornfels
Shale (O3-S1?)
Quartz-biotite schist, metabasalt (O-S1?)
Granite, granodiorite (C3)
Gabbro (S2-D1?)
Ophiolitic melange (O?)
Lake and rivers
Recent sediments (QIII-QIV)
Major Alpine thrust
Major Alpine steep faults
Major Paleozoic thrust
Other major Paleozoic faults
Mineralization zone (projected to surface)
Boundary of Kumtor license

Note: Red line represents the southwest boundary of lease.

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8. DEPOSIT TYPE

According to a Prospectors and Developers of Canada (PDAC) classification (Gold geology and deposit types, PDAC International Convention, 2011), major hydrothermal gold deposits can be classified into three broad categories: (1) orogenic gold deposits lacking a direct relation to magmatism; (2) intrusion-related gold systems, including porphyry and skarn deposits associated with island-arc magmatism, systems at continental convergent margins and systems associated with intra-cratonal back-arc magmatism; and (3) the enigmatic Carlin type deposits that possibly may be well distal to silicic magmatism. Orogenic gold deposits mostly are hosted by continental areas at convergent plate accretionary margins in a broad range crustal paleodepths (Figure 8.1).

Each deposit type is manifest by a number of common textural features, types of hydrothermal alteration, and structural conditions for ore occurrence. Thus, for orogenic gold deposits, their common mineralization attributes incorporate a broad development of associated major crustal thrusts, greenschist metamorphic facies of host rocks, silicification, and an association with CO2– rich mineralizing fluids. Sulphidation of their host rocks typically result in sulphide-impregnated mineralized rocks that have a telescoped zonal distribution (Groves et al., 2003).

Figure 8.1: Schematic Diagram illustrating Geotectonic Environments that Host Various Types of Gold Deposit

Source: Groves and Bierlein (2011); see also, Goldfarb and Groves (2015).

Orogenic gold mineralization at Kumtor is structurally dependent and formed penecontemporaneous with shearing on major faults through the system. Alteration associated with gold mineralization formed during several stages and at relatively high temperatures. The deposit is present along a continental-scale, amagmatic shallow-dipping (~25°-45°) structure cutting phyllite strata along the Kumtor shear zone. This structure is situated at the margin of the Middle Tien Shan terrain near the Nikolaev line – the Kyrgyz-Kazakh micro-continental suture (see Item 7, Figure 7.6).

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Geochronological Ar/Ar data from sericite indicate age of mineralization at Kumtor is 284-288 Ma (C3-P1; i.e., Early Permian) (Mao J., et al., 2004).

Major features of the Kumtor Deposit compare favourably with those in prominent orogenic gold deposits present in black shale flysch strata such as Muruntau (Uzbekistan), Sukhoi Log, Olympiada and Natalka (Russia). However, contrasting features with these deposits include host-rock composition and age, age and grade of host rock metamorphism, age of mineralization, and presence or absence of magmatic rock, as well as degree and composition of associated alkaline metasomatism (sodium versus potassium). Nonetheless, the main distinctive feature of the Kumtor deposit versus other orogenic gold deposits hosted by black shales is absence of anomalous arsenic (>100 ppm) in mineralized rock. Another unusual feature of Kumtor mineralization is its large quantity of CaO gains, together with sulphur and CO2. This has resulted in a major presence of abundant Mn-Fe-carbonate minerals in mineralized rock, accompanied with a relatively reduced presence of hydrothermal quartz. All these features are striking characteristics of gold mineralization at Kumtor.

The Kumtor Deposit is mesozonal as it formed at paleodepths on the order of 5 km (Cole, 2000; see also, Goldfarb and Groves, 2015). Thus, it formed at overall depths somewhere between the deep (7-8 km paleodepths) of the huge Muruntau (Uzbekistan) gold deposit, and a group of less deep (1-1.5 km paleodepths) epithermal gold as at Kochbulak (also in Uzbekistan) (see Item 7, Figure 7.7).

The continental setting of Kumtor during late Paleozoic (Permian) orogenic development inferred on the basis of Groves and Bierlein’s (2007) studies is shown below (Figure 8.2). The ore-forming structure at Kumtor is confined to a continent-continent orogenic collision zone during renewal of the Middle Tien Shan terrain’s movement towards the Kyrgyz-Kazakh micro-continent. This coincided with subduction of the South Tien Shan crust under the Middle Tien Shan crust, including crustal shortening of the latter from south to north. This wedge of continental crust, thus doubly impinged, is inferred to include upwelling of the lithosphere along deeply penetrating structures that then channelled fluids associated with mineralization along the trace of throughgoing structures (Figure 8.2, B).

A map showing microcontinents, as amalgamated across Central Asia during early Carboniferous-Latest Permian time, depicts development of orogenic gold deposits well inboard of a subduction zone in the Neo-Tethyan ocean (Figure 8.3). This includes formation of orogenic gold deposits of the Charsk gold belt (Bakyrchik, Suzdal, both Kazakhstan) in the area of the Ob-Zaysan Ocean closure, the South to Middle Tien Shan in the area of Turkestan Ocean closure (Muruntau, Kumtor, Zarmitan), and the Dzhungar basin in the area of the Dzhungar-Balkhash Ocean (for example, Tsitsiu) (Goldfarb et al., 2013).

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Figure 8.2: Spectrum of Deposit Types Associated with Continental Convergent Margins

Note: Various types of deposit are present in each of three stages of convergence: A, constructional; B, orogenic; C, late-orogenic to post-orogenic.Source:From Groves and Bierlein (2007).

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Figure 8.3: Central Asia Orogenic Belt during the Permian

Note: A protracted ca. 30–m.y.-long latest Carboniferous to Early Permian period of strike-slip events along terrane-bounding sutures between older Paleozoic terranes led to widespread orogenic gold deposit formation across the southern margin of the Central Asia Orogenic Belt.

Source: From Goldfarb et al. (2013).

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Subsequently, Alpine-age disruptions caused complication and offsets along the Kumtor mineralized system. During the Mesozoic, the orogenic surface was peneplained, and, since the Cenozoic, an added compressional event affected the Middle Tien Shan structure. The former was normal to the trend of the latter. According to one structural model, the present Kumtor trend deposits are not in their original orientation relative to the supposed offshore subduction zone, because Late Alpine normal displacements significantly offset the main ore-bearing Kumtor structure and re-oriented individual deposits along the trend (see Item 7).

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9. EXPLORATION

This Item presents information primarily for 2018-2019, and, for the previous years, exploration operations are only summarized briefly in as much as they are included in a number of prior exploration and technical reports on the Kumtor Deposit, as well as in a Centerra Gold Inc. NI-43-101 technical report dated March 20, 2015. Recent exploration activities carried out initially by Cameco Gold and then Centerra Gold exploration staff at Kumtor can be divided into two periods, from 1998 to 2013 and from 2018 to the present. Exploration activities during 2014 to 2017 were suspended.

9.1. EXPLORATION DURING 1998 TO 2013 PERIOD

Exploration in the area of the Central Deposit was restricted to site-specific operations within actual areas of mining within the concession existing at that time. Tracing indications of mineralization beyond the Stockwork Zone led to discovery of new prospective zones: the SB Zone and NB Zone (see Item 7). Because mineralized rock at the SB Zone was more accessible for open pit mining, exploration operations were concentrated in that area. A further program of testing mineralization appropriate for underground mining was initiated in 2004. Initially, these operations were carried out at deep levels of the Stockwork Zone, and since 2005, also within the SB Zone. In 2007, a local project involving portal construction for an access ramp was designed, and operations on this project began. Along with detailed exploration of ore bodies in the area of the Central Deposit, this decline was used for underground drilling to study prospects between the SB and NB Zones.

Later prospecting covered all the licensed area, and exploration operations were carried out by drilling in the following areas: Central, Southwest and Sarytor. Some drilling also was carried out in the Northeast area (see Item 7). As a result of these exploration operations, reserves of the Southwest and Sarytor areas were approved and included as a geologic resource. After 2009, geologic operations were carried out within the expanded Kumtor concession area. Evaluation of Bordoo, Akbel, Muzdusuu, Northeast and Petrov areas of the mineralized trend was conducted by geologic prospecting during this period. Presence of high-grade mineralization in the Hockey Stick Zone was found in the area of the Central Deposit near its southwest end. However, it was not possible to complete planned project operations due to closure of the Kumtor Exploration department in 2013 in response to political uncertainty and government actions.

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9.2. EXPLORATION DURING 2018 TO 2019 PERIOD

With an improving relationship with the Kyrgyz Republic Government, Centerra restarted exploration investment at Kumtor. In the second quarter of 2018, following the resumption of exploration activities, a significant exploration program was designed and approved. The program included a large amount of drilling, which heretofore had not been conducted to such a scale (see Item 10). The major targets of the drilling program were as follows:

•	Extension of sulphide mineralization along the main Kumtor trend on the margins of the Central, Southwest, Sarytor, and Northeast Deposits.

•	SB Zone infill drilling to confirm and upgrade resource categories.

In addition, the entire existing database of all Kumtor project operations was processed by Leapfrog Geo 4.2 software. On the basis of this, a structural-geologic model (3D Model) was prepared for the area of the Central Deposit first, and then for other mine areas (see Item 7, Figure 7.1). Analysis of the obtained information allowed 3D recognition of the extent of mineralization into areas distal beyond the confines of the individual deposits.

Further, the existing geophysical database was reprocessed, and new insights were obtained regarding further potential across the entire Kumtor District as well as inside the individual deposits themselves.

Near the end of 2019, an airborne electromagnetic survey was conducted by Expert Geophysics, Canada, during the course of which 2,606–line km were flown across the 440 km² area of the entire Kumtor Trend and included extensions beyond concession boundaries (see Item 7, Figure 7.28).

Further, the geophysical databases and 3D modelling made it possible to determine additional targets for tracing gold mineralization along the entire trend within the Kumtor concession, and, in the area of the Central Deposit, determine position and volume of potential mineralization considered for underground mining.

Exploration in the Area of the Central Deposit, Hockey Stick Zone, as well as in the Southwest and Sarytor Deposits

Mineralized rock in the Hockey Stick Zone, in Unit 2 in the hanging wall of the Kumtor Upper Thrust, was identified after recognition of the nearby SB Zone by exploring under the Davydov Glacier (see Item 7, Figure 7.16). The Hockey Stick Zone thus represents a fragment of mineralization in the

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southwest part of the Central Deposit. Drill intersections of mineralized rock in the Hockey Stick Zone are as much as 67.1 m with average gold grades from 2.8 g/t to 4.83 g/t Au (drill holes D1887; D1797; D1835; D1974; D1976; D1988 and others). The Hockey Stick Zone is at a depth of 300 m below the surface.

Infill drilling, conducted within deep levels of the SB Zone in the Central Deposit confirmed presence of gold mineralization to depths of 112.8 m with an overall average gold grade of 2.29 g/t (drill hole D 1890) and with included intercepts between 12.8 m and 33.4 m at average gold grades of 5.29 g/t to 6.68 g/t suitable for underground mining (drill holes D1845; D867; D1868; D1881 as well as other holes). Drill hole D1845 included 40.2 m of 3.43 g/t Au (Figure 9.1). However, this cross-section further emphasizes lack of testing of Unit 0 in the hanging wall of the Kumtor Lower Thrust, as well as discovery of 200 m of anomalous gold (>0.13 g/t Au) in Paleogene-Neogene conglomerate breccia under glacial moraine.

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Figure 9.1: Central Deposit Cross-Section, Viewed to the NE

Note: Continuation of gold sulphide mineralization in SB Zone below present ultimate pit (SE) and dispersed gold mineralization in Paleogene-Neogene conglomerate breccia (NW). Note absence of drill holes in Unit 0. Yellow boxes Au, g/t / Interval, m

Drilling in the Hockey Stick Zone as well as in the Southwest Deposit made it possible to extend mineralization into areas southwest of the Central Deposit (see Item 7, Figure 7.1 and Figure 7.11). This mineralization could then be combined into one single continuous sulphide zone of mineralization that is roughly arc-shaped in plan and has a length of 2.0 km and a width of 400 m to 700 m.

In the Southwest Deposit, mineralized rock and typical gold grades were encountered. Intersections of 11.6 to 34.0 m with average gold grades of 2.82 g/t were determined in the central part of the

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deposit (drill holes SW-18-257; SW-18-258; SW-18-259). Small boudinage bodies to 1.6 to 2.2 m thicknesses but with high average gold grades of 10.4 to 27.6 g/t Au also were encountered on the northeast end of the Southwest Deposit towards the Hockey Stick Zone (drill holes SW-19-275; SW-19-276A). Thick mineralized bodies having intersections to as much as 12.6 m with an average gold grade as much as 4.3 g/t Au (SW-19-278) locally were encountered.

Exploration conducted for the purpose of extending continuity of the main trend of mineralization made it possible to outline mineralization in the Koshuluu Zone in the northeast part of the Southwest Deposit. Spatially, mineralized bodies of the Koshuluu Zone constitute a join of the main trend of sulphide mineralization between the Central and Southwest Deposits. Average gold grades in the Koshuluu Zone are high but thicknesses are relatively narrow including 6.50 g/t Au in sulphide mineralization across 18.3 m in drill hole SW-20-320; and 8.57 g/t Au across 8.9 m (Figure 9.2). In addition, drill hole SW-20-319 encountered 0.45 g/t Au across 39.0 m of dispersed mineralization in Paleo-Neogene conglomerate breccia. But most importantly along this same cross-section, drill hole SW-20-317 also encountered 2.95 g/t Au across 158.2 m of gold oxide mineralization that is hosted by Unit 0 below the Black Thrust. Consequently, all three types of gold-mineralized rock at Kumtor are represented here: sulphide, oxide, and dispersed.

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Figure 9.2: Southwest Deposit Cross-Section (NE part of the deposit), viewed to the NE

Note: Hope Zone gold oxide mineralization and the Koshuluu Zone gold sulphide mineralization, both outside of the ultimate open pit.

Also note hole SW-18-272A (red box), which led to recognition of the gold oxide mineralization extension and potential.

In the Sarytor Deposit, a longitudinal cross-section viewed to the northeast, indicates sulphide gold mineralized rock confined almost exclusively to rocks belonging to Unit 2 between the Lysyi Fault and the Kumtor Upper Thrust (Figure 9.3; also see Item 7, Figure 7.22 to Figure 7.23). Note that these thick intercepts of mineralization, including a 66.4–m-intercept of 2.05 g/t Au in drill hole SR-20-244 in Unit 2, are well below a previously determined pit boundary. In addition, oxide gold

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mineralization in Unit 0 in an upthrown block west of the Kumtor normal fault, is present under approximately 100 m of glacial moraine.

Figure 9.3: Sarytor Deposit, Longitudinal Cross-Section, Viewed to the NE

Note: Shows significant intercepts of sulphide mineralization (red) well below ultimate pit boundary. Oxide gold mineralization in Unit 0 rocks (orange) in north-western part of section is present under approximately 100–m-thick glacier moraine deposits.

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Thus, exploration during 2018-2020 has confirmed continuity of gold sulphide mineralization along entire trend; i.e., (1) between Central and Southwest Deposits (Hockey Stick Zone) under Davydov Glacier as well as (2) in the periphery of the Southwest and Sarytor Deposits.

Prospecting and Exploration in the Northeast Deposit

Further evaluation by drilling of mineralization at Kumtor’s distal margins along the main mineralized structure included the Northeast Deposit (Figure 9.4). Results obtained at its northeast end showed presence of boudinaged mineralization in Unit 1 and Unit 2 rocks with a thickness of 5.0 m and average gold grade of 1.65 g/t in the southwest part of the area (DN 1800), as well as 34.1 m with an average gold grade of 2.88 g/t (DN1810) in the northeast part of the mineralized rock. Planned operations sited on the surface of the Lysyi glacier have yet to be carried out due to access difficulties and a short season for conducting drill operations on the glacier. However, Unit 0 that crops out roughly 20 m to 100 m northwest of bands of gold sulphide mineralization in the Northeast Deposit also includes a broad exposure of oxides. When tested by RC drill hole DNR2024, 76 m of gold oxide mineralized rock were encountered with an average grade of 0.95 g/t Au.

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Figure 9.4: NE Deposit Cross-Section, Viewed to the NE

Note: Gold mixed mineralization confined to Unit 0 and gold sulphide mineralization in Unit 1.

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Prospecting and Evaluation of Gold Oxide Mineralization in Unit 0

During the second half of 2019, broad development of oxide gold mineralization in Unit 0 rocks, present in the hanging wall of the Kumtor Lower Thrust at depths as much as 400 m, was discovered by drilling deep parts of the Southwest (Hope Zone; Figure 9.3, hole SW-18-272A) and Sarytor Deposits. This hole is important in that it led to recognition that these oxides are not merely near-surface oxidation of gold sulphide mineralization, but rather a previously unrecognized mineralization event completely separated and confined to Unit 0. Following this discovery, additional drilling was designed and carried out in the Southwest and Sarytor Deposits and in the Muzdusuu area where oxide mineralization was previously known and had been mined. This was subsequently followed by RC drilling in the mélange zone of the Northeast Deposit (see Item 7, Figure 7.26).

Drilling was resumed in the area of the Hope Zone to evaluate extent of the oxide mineralization as its overall thickness had not been fully determined, and had only been encountered in an 18.6–m intercept with an average gold grade of 1.8 g/t near the bottom of drill hole SW-18-272A (Figure 9.2). Subsequently, this intercept of oxide mineralization was fully intersected by drill hole SW-20-317, which had an intercept of 158.2 m with an average gold grade of 2.95 g/t. Included within this latter interval is 57.5 m at an average gold grade of 5.9 g/t at the bottom of the 158.2–m intercept.

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Figure 9.5: Distribution of Oxide Gold Mineralization

Note: Projected to Surface (orange) on Geology of Kumtor Trend. 40–m panels used for projection of oxide gold mineralization from drill holes (blue dots). Geology is part of fully saturated version in Item 7, Figure 7.10.

Similar mineralization was extended into the Sarytor Deposit near its southwest end by drill hole SR-19-212 with an average gold grade of 1.2 g/t over 15.8 m and 2.7 g/t over 3.1 m. Here, the oxide mineralization near the surface includes small lenses of oxidized altered rock in a zone of tectonic mélange present along the Kumtor Fault. Length of these lenses and boudins is as much as 160 m.

Oxide gold mineralization intersected by drilling up to 2012 in Muzdusuu area and projected to the surface (Figure 9.5.) also is shown in Figure 9.1 and Figure 7.15. Drilling here resumed at the beginning of 2020. A number of drill holes then confirmed presence of the oxide mineralization. However, a mixed type of mineralization also was encountered (oxidized and weakly oxidized rock),

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as well as mineralization that included only sulphides (drill hole DM2059, 1.38 g/t Au across 68.8 m; drill hole DM2062 1.02 g/t Au across 57.3 m) (Figure 9.1).

Furthermore, drilling by RC was carried out at the Northeast Deposit to evaluate oxide mineralization in Unit 0 rock to the northwest of the deposit along a contact between oxidized rock and carboniferous sediments. Sampling revealed presence of mixed types of mineralized rock (oxidized and semi-oxidized) at depths from the surface to 65.0 m, with intercepts of 5.0 to 22.0 m and average gold grades from 0.5 to 1.26 g/t (drill holes DRN 2013; DRN2014).

Thus, although gold oxide mineralization has been determined to be extensive along the entire Kumtor trend, with positive initial bottle roll tests, the economic viability of these oxide gold occurrences has not yet been established and requires substantially more drilling along the entire trend.

Prospecting and Exploration at the Southwest End of the Main Trend

Ground-based exploration for gold mineralization in the southwest part of the Kumtor concession was suspended in 2011, though it had been planned to extend such work into the area of the upper reaches of the Bordoo and Akbel streams. A small amount of geologic work was carried out near the Bordoo Glacier in 2019 but did not discover any targets. This was followed by a number of ground geophysical studies as well as an airborne electromagnetic survey that mapped presence of anomalies that could be followed up by ground studies including large-scale geologic mapping (see Item 7, Figure 7.29).

Exploration within the SB Zone and Re-evaluation of Stockwork, NB Zone Mineralization Resulting from 3D Modelling

Drilling in proposed underground mining areas was aimed at two targets:

1.	Closer infill drilling in the southeast part of the SB zone

2.	Extension and evaluation of mineralization

A re-evaluation of mineralization at depth in the Stockwork Zone was carried out only by thorough examination of its 3D Model without any additional drilling (Figure 9.1). At the present time, mineralization of these two zones, SB and Stockwork Zones, can be reliably extended to section -26 to the southwest and to section 190 to the northeast for a total distance of about 2,360 m. Analysis

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of the block model and drilling results along with structural-geologic modelling (3D Model) made it possible to increase resources for planned underground mining in the area of the Central Deposit.

9.3. EXPLORATION POTENTIAL

Since the beginning of 2019, the major stages of gold mineralization at Kumtor were worked out by geologic-structural modelling of that part of the mineralization in the deposits themselves together with additional processing of the entire drill database, and a re-interpretation of historical and new geophysical data. Thus, a new exploration strategy evolved. The resulting plethora of newly defined targets could then be classified into two major types of gold mineralization—9-13ombinate gold mineralization and oxide gold mineralization (Figure 9.5 and Figure 9.6).

Figure 9.6: Schematic Model

Note: Formation of oxide gold mineralized rock (orange) in hanging wall of Kumtor Lower Thrust.

Sulphide gold mineralization (red) in hanging wall of Kumtor Upper Thrust.

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Gold mineralization related to sulphides in altered black shale and altered rock in Unit 1 and Unit 2, present in the hanging wall of controlling thrust faults, is common throughout the entire Kumtor Trend. Increase of thickness of mineralized rock was determined by drilling these plunging bodies within a complex of strongly altered rock, similar to the SB Zone bodies of the Central Deposit. The geologic 3D model indicated generally where mineralized bodies should extend. However, they have not been fully evaluated due to an insufficient amount of drilling (i.e., the Lysyi Glacier).

Accordingly, as to gold sulphide mineralization, three major exploration targets were established; (1), At the northeast and southwest culminations (Koshuluu Zone) of the Central Deposit and at the boundaries of the Sarytor Deposit; (2), Continued efforts to extend provisional mineralization along the Kumtor Trend between the Central and Southwest Deposits, on the one hand, and the Central and Northeast areas on the other; and (3), Evaluation of prospects in underexplored parts of the Kumtor Trend (greenfield) in the southwest part of the concession at Bordoo-Akbel and in the northeast part of the concession at Petrov Lake, as well including targets newly identified by airborne geophysical surveys.

A number of additional sulphide underground mining resources could be present in the area of the Central Deposit upon successful completion of infill drilling in the SB Zone, Saddle Zone, and Stockwork (North Blob) Zones, as well as successful evaluation of possible underground mining resources in the areas of the Sarytor and Southwest Deposits.

The main efforts to be focused on sulphide mineralization are as follows, where an increase of potential underground and open pit resources are possible in:

•	Central Deposit:

•

Re-evaluation, additional exploration and deep drilling of high-grade gold mineralization in the SB, Stockwork, and NB Zones. Keeping in mind that underground gold cut-off grades may be decreased, and that deep horizons of Central Deposit were not evaluated, underground resources may be substantially increased by additional exploration drilling.

•	Systematic drilling of the southwestern part of the Central Deposit between the Hockey Stick Zone and the Southwest Deposit.

•	Systematic drilling of mineralized rock on the northeast flank of the open pit (NE Wall Zone).

•	Exploring oxide gold mineralization along the Kumtor Lower Thrust.

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•	Southwest Deposit:

•	Systematic drilling of the northeast part (Koshuluu Zone) and central part of the deposit.

•	Re-evaluation and additional exploration and deep drilling of high-grade gold mineralization in area of underground workings of the Soviet period towards the SB Zone of the Central Deposit.

•	Exploring oxide gold mineralization along the Kumtor Lower Thrust.

•	Sarytor Deposit:

•	Systematic drilling in eastern flank of the area towards the Sarytor Glacier.

•	Assessment of controlling factors of high-grade gold mineralization.

•	Exploring oxide gold mineralization towards the Bordoo area, in a southwest direction as well as towards the Hope Zone in a northeast direction.

Despite extensive exploration efforts at the Northeast Deposit, potential of the deposit remains unclear and requires additional exploration efforts (drilling, etc.) that focus on:

•

Primary target under the Lysyi Glacier, where potential near-surface resources could result from systematic drilling under the glacier, thereby connecting the Central Deposit with the Northeast Deposit.

•	Further tracing of mineralized rock along the Kumtor trend towards Petrov Lake where near-surface sulphide resources could be present.

•

The hanging wall of the Kumtor Lower Thrust where sulphide-mineralized rock, as well as recently recognized oxides, may allow open pit mining, which, in turn, would permit a further evaluation of mineralized rock to the west.

Gold mineralization in Unit 0 oxide rocks in places can be followed from the Sarytor Deposit to the Northeast Deposit and is confined to the hanging wall of the Kumtor Lower Thrust (Figure 9.5). Latest drill results in the area of the Southwest Deposit indicate probable continuation from present day surface to 400–m depths including formation of semi-tabular bodies and blobs to 153.0 m in long dimension. Further expansion of this type of mineralization could result in an increase in resources especially considering that this type of oxide-mineralized rock can be processed relatively easily with high percentages of gold recovery. In addition, there are encouraging signs for possible occurrence of similar mineralization at Bordoo and Akbel, as well as between the Sarytor and Southwest Deposits (Hope Zone), and as well at Muzdusuu.

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The main efforts to be focused on oxide mineralization are as follows:

•	Systematic exploration, including shallow and deep drilling along the entire extension of the Kumtor Lower Thrust, i.e., hanging wall, Unit 0.

•

Evaluate and outline gold oxide mineralization resources in the Hope Zone and at Muzdusuu area (Figure 9.5) and gap between the two, including shallow (SW-20-301) and deep-seated mineralization (SW-20-317).

•	Test extension to the southwest of oxide gold mineralization outlined in the Sarytor Deposit, i.e. Bordoo and Akbel.

•

Dispersed gold mineralization was encountered by several drill holes in Paleogene sedimentary rock (Figure 9.5), west and northwest of the main trend of mineralized rock (drill holes DM1390; CD1723 and others). These holes intersected average gold grades of 0.15 to 0.19 g/t across intercepts as long as 133.0 m. Historical data from regional geologic investigations also indicate similar data about presence of dispersed gold occurrences in Paleogene strata. Additional drilling will provide data to evaluate further these prospects.

In addition, prospecting and evaluation of gold mineralization dispersed in Paleogene sediments were launched. Major efforts to evaluate these targets include: (1) Evaluation of presence of gold mineralization within Paleogene sedimentary rock in the Parking Lot Target, Hope Zone and other areas; (2) Resumption of geologic study of characteristics of a number of scattered gold occurrences in Paleogene sediments, including verification and specification of their stratigraphy in the area of the deposits; clarification of the geology of gold accumulation and its mineralization constraints; and, finally, paleo-facies analysis to outline mappable extent of paleo-geographic facies advantageous for hosting gold in the Paleogene rocks.

In addition to all the above-mentioned tasks, the overall multipart and complex exploration activities at Kumtor will continue to strive towards maintaining efficiency during operations. Analytical work on the various types of mineralization, as well as their metallurgical testing and specifics of their geochemistry, will guide exploration strategies, mining operations, and selection of the most efficient gold extraction methods.

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10.	DRILLING

Since 1998, during development of the Central Deposit, and later the Southwest and Sarytor Deposits, KGC also expended a large effort on exploration drilling (Figure 10.1) in nearby areas, in order to obtain additional information about the extent of the deposits and potentially increase mineral resources. The drill hole collar locations are provided in Figure 10.1 and corresponding data is shown in Table 10.1. Drilling results achieved in 2018 to 2019 are discussed in detail in Item 7 and Item 9.2 and only a brief summary is included here.

Figure 10.1: Kumtor District Drill Hole Locations

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From the middle of 2018 through the present, 329 exploration diamond drill holes totaling 92,133 m as well as a limited amount of RC drilling, primarily at the Northeast Deposit, were conducted. These drill holes essentially are of two types, exploration, and infill.

Exploration drilling was carried out in the Central, Southwest, Sarytor, and Northeast Deposits. Primary target objectives were to connect gold sulphide mineralization between the Central and Southwest Deposits. As a result, these objectives were accomplished, and mineralization was traced between the two deposits. The Hockey Stick Zone thus was traced for 720 m between the two deposits.

Because of these results, additional infill drilling was then conducted to increase the confidence of mineral resource estimates.

Another objective was to expand the zones of gold sulphide mineralization in the northeast part of the Central Deposit as well as in the downward plunging parts of the Southwest and Sarytor Deposits. In the former, results are currently still being evaluated, but in the Southwest Deposit, the Koshuluu zone was identified.

With regards to drilling between the Central and Northeast Deposits, drilling was not completed for a variety of reasons, but is planned for the next round of drilling. In the Northeast Deposit, drill results are under review.

In addition to these efforts, drilling was also conducted in the SB Zone to increase confidence in the mineral resource estimates. This drilling was successful as it confirmed continuation of a high-grade zone.

Thus, during 2018-2019, (1) the Kumtor District and Kumtor Deposit exploration and 3D models were substantially enhanced, improved, revised and updated; (2) continuity of gold sulphide mineralization along entire Kumtor gold trend was established (Hockey Stick and Koshuluu Zones); (3) stratigraphic and structural packages along the trend were reconfigured and Unit 0 as an integral part of the Proterozoic and Paleozoic sequence was re-established; and, finally (4) gold oxide mineralization in Unit 0, was discovered.

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Table 10.1: Exploration Drilling Data from 1998 to December 31, 2019

	Central Pit (including Hockey Stick Zone)		Southwest, Sarytor, Northeast Deposits & Regional
Year	Number of drill holes	Depth, m	Number of drill holes	Depth, m
1998	16	3,010	0	0
1999	48	12,708	20	3,304
2000	0	0	20	2,977
2001	43	12,735	30	5,352
2002	10	2,119	50	8,646
2003	50	14,349	30	4,543
2004	65	22,263	66	12,684
2005	146	44,863	52	7,969
2006	50	18,280	98	14,620
2007	28	15,362	42	6,693
2008	96	39,472	19	2,820
2009	68	30,088	47	10,010
2010	38	17,020	76	20,379
2011	88	29,301	50	11,782
2012	110	36,656	7	3,372
2013	23	9,956	6	619
2014	0	0	0	0
2015	9	1,144	0	0
2016	8	1,035	4	403
2017	5	1,178	0	0
2018	47	12,963	37	11,418
2019	168	45,866	77	21,886
Total	1,116	370,368	731	149,477

The data shown in Table 10.1 contain only exploration and a few condemnation diamond drill holes (in all 1,847 KGC holes), and do not include geotechnical and any RC holes.

Approximately 15% of exploration drill holes failed to achieve their targeted depths. The main causes of failed holes were difficult geologic drilling conditions and operator errors during drilling. Typically, substitute holes were drilled again, and, in most cases, these subsequent holes did achieve their targeted depths.

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The primary drilling method used at Kumtor is diamond drilling. Most diamond drill holes are inclined at steep angles (roughly 60° in many instances) and commonly are HQ holes (96 mm outside diameter), rarely PQ with the rare exceptions when ground conditions do not allow completion of a drill hole, and transition to usage of NQ (75.7-mm outside diameter) bits and rods is commenced. Drilling depths varied from 200 to 700 m, and average 300 m.

A large database of surface drill holes (supplemented by data from underground exploration efforts in the Central, Southwest and Sarytor Deposits) has been accumulated that dates back to Soviet times (see Item 7). Generally, this information is no longer relevant for assessing existing mineral reserves, since the upper parts of the Central, Southwest and Sarytor Deposits, which most of the Soviet statistical data relates to, have now been mined out. A very small amount of statistical data from this era was used to build 3D block models in the Southwest and Sarytor Deposits. Only a small amount of tonnage of mineral resources depends on Soviet data and this old information has gradually been verified by infill drilling or re-drilling.

Due to a lack of detailed information below 3,950 m elevations in the area of the Central Deposit, about 28% of open pit reserves determined at the time of the 1994 Kumtor Project Feasibility Study, including one-quarter of the total gold since produced, were verified to a lesser degree than reserves the upper part of the deposit. To supplement this information gap and explore opportunities for down plunge extension of known gold mineralization, KGC implemented a major exploration drilling program during 1998 to 2019, as shown in Table 10.1. Drilling was carried out on various pit benches and outside the pit, including drill pads sited on WRSF. At present, density of the drill-hole grid in the topographically lower parts of the deposit has increased and is now equal to or better than that used for elevations above 3,950 m in the 1994 Kumtor Project Feasibility Study.

Currently, drill holes are positioned on a 30 by 40 m grid along strike and a 40 by 80 m grid down plunge of ore bodies in the Central, Southwest and Sarytor Deposits where geologic structures are complex. In other less geologically complex areas, an 80 by 80 m grid along strike and 60 m by 80 m down plunge is used. The Kumtor Deposit database as of December 31, 2019, thus included 386,324 assays, approximately 10% of them dating from the Soviet period, as shown in Table 10.2. Of the remaining mineral reserves and resources, described in this Technical Report, only a small portion, less than 5%, relies on Soviet data, and almost in all cases, KGC-Centerra data have been used to verify that data.

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Table 10.2: The Kumtor Mine Source Sample Data

	KGC			Soviet period			Total
Area	Number of drill holes	Number of assays	Total (m)	Number of drill holes	Number of assays	Total (m)	Number of drill holes	Number of assays	Total (m)
Central	1116	231,833	370,368	158	20,706	6,2126	1,274	252,539	432,494
Sarytor	251	42,138	48,064	31	1,444	5,012	282	43,582	53,076
Southwest	316	51,972	59,843	22	2,975	4,856	338	54,947	646,99
Northeast	126	22,444	29,733	33	4,465	7,560	159	26,909	37,293
Bordoo	8	1,679	2,267	26	7	4,005	34	1,686	6,272
Akbel	6	789	1,613	—	—	—	6	789	1,613
Muzdusuu	13	1,953	3,771	17	1,368	4,013	30	3,321	7,784
Condemnation	4	803	1,692	—	—	—	4	803	1,692
Petrov	7	1,748	2,494	—	—	—	7	1748	2,494
Total	1847	355,359	519845	287	30,965	87,573	2,134	386,324	607,417

From 1998 to 2013, KGC carried out both surface drilling and underground drilling with its own diamond drill rigs. Active exploration drilling was suspended in October 2013 and there was no drilling in 2014. Several geotechnical drill holes and a few condemnation drill holes were drilled between 2015 and 2017. In 2018, active drilling operations restarted under a new exploration program, which is still ongoing to this date. KGC diamond drill rigs, as well as diamond drill rigs of contractors are used for drilling in the new program. RC air drilling was first implemented at Kumtor in 2019, as discussed in Item 7.

Rigs owned by KGC include four different models of 12 Boart Longyear rigs, four LM-90 rigs, three LY-50 rigs, three LF-140 rigs, and two LF-230 rigs. LM-90 rigs were used for drilling from the underground platforms and for drill holes with quite shallow plunges. Since the number of shallow drill holes is small, only one LM-90 is presently in active use. The LY-50 model rig is an outdated rig that rarely is still used on really small and narrow drill sites, because these rigs have relatively small footprints, and they are quite well powered. LF-140 models are the main drill rigs, as they are robust and are optimally suited to drilling to the requisite depths and in rock types encountered at Kumtor. The two LF-230 models also are powerful rigs, but of huge size, so currently only one is used for drilling extremely deep drill holes.

Over the past two years, outside contractors with their own rigs have been involved as well in drilling. Rigs from Korean and Chinese manufacturers (HYDX-5A, HYDX-6A, HYDX6Y), which are used by

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these contractors, have proven to be good, since they are self-propelled rigs of small dimensions, but with high efficiency.

RC drilling is performed with a modern Chinese WDH-500A drilling rig. RC air drilling is achieved by blowing air through the rods, the differential pressure creates an aerodynamic lift that lifts water and cuttings up the inner tube that is located inside each rod. The cuttings reach a diffuser at the top of the drill hole, and then the cuttings pass through a sampling hose attached to the top of cyclone where it exits through a hole in the bottom and collected in sample bags.

To-date, a dense network of roads in all operational areas has been developed in the Kumtor concession. However, a need still exists to build additional roads to drill sites, some of which are in remote and topographically challenging areas (Figure 10.2, Figure 10.3).

Figure 10.2: Temporary Roads in Sarytor Area

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Figure 10.3: Construction of a Temporary Road in the Northeast Area

The following conditions for the design and construction of roads are taken into account in the Kumtor concession:

•	Roads are temporary.

•	Roads are designed to provide access to exploration sites.

•	Road construction is carried out both in permafrost soils with an active surface layer of 1.0 m as well as on glaciers.

•	There are no power lines, pipelines, or other communications at the work sites.

•

Road incline does not exceed 7 degrees, and width of the road on a solid base is not less than 3.5 m. Actually, typical road widths are 6.0 m (width of a Caterpillar D-8 bulldozer blade), and drill site widths are 13.0 m. Slopes cut adjacent to roads are to measure 70 degrees and roadbeds are to have a pitch of 1 degree to 2 degrees towards the adjoining slope. Roads also are to be bounded by a berm of at least 0.5 m height. Switch backs are constructed to accommodate a vehicle safely as it negotiates a switch back in a single attempt, and switchbacks must have an angle of no more than 5 degrees to 6 degrees to any adjacent turn around site. Access roads close to a drill hole are horizontal to ensure that vehicles can turn around and back up to the collar of the drill hole without any great difficulties.

•	Outcrops are loosened for excavation using a hydraulic hammer.

•	Metal culverts are laid at road intersections with temporary watercourses.

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To ensure adequate road construction with proper road-bed materials, waste rock from pits, rock from WRSFs and any excavation soil stripped during the road construction are used.

Crushed stone is mandatory on all roads built on glaciers and snowfields to ensure reliable traction of wheeled vehicles with the roadbed.

During road construction and subsequent usage of a road, a glacier may thaw. In such cases, rock or soil is to be added to a roadbed to maintain its continued safe usage.

Drill sites typically are prepared in mountainous challenging terrain. The size of a drill site is determined by dimensions of the equipment, and the required drilling technology. Average size of a drill site is 13 m by 20 m.

In all drill holes, coordinates of the collar are determined using a base geodetic global positioning system (GPS) station, located on the mine site, and a Trimble R10 geodesic GPS receiver. Trimble R10 receives the necessary corrections from the base GPS station to obtain high accuracy of measurements. The measurement accuracy of the device is up to 3 mm in plan and up to 5 mm in elevation. Angle of plunge of the drill hole and the azimuth of its downhole deviation from a vertical plane relative to the drill hole collar are determined every 20 to 30 m, using a Reflex EZ SHOT gyroscopic inclinometer. Range and typical error are: azimuth 0–360° ± 0.5° and dip 90°± 0°.

Geologic and geotechnical logging of drill hole core is performed by systematically filling in a drill hole paper log and then completing an Excel electronic file. This approach creates a database with standard values that can be processed in subsequent GIS applications (see Item 11).

All core, laid out in core boxes (see Item 11), are spray moistened prior to sampling and photographed using a high-resolution digital camera. Information about the drill hole number and interval is indicated on the photo and in the file name (Figure 10.4).

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Figure 10.4: Hole D2069, Int. 177.0 – 184.4 m

The drill hole database contains the following basic information: drill hole collar coordinates, drill hole down hole trajectories, assay results, and information on lithology, alteration, and mineralization. Further, the drill database and assay database are fundamental components used to calculate resources and reserves, as described in Item 14.

Drill hole core recoveries are usually between 80% and 100%, with an average of 95%. In certain cases, when core recovery in mineralized rock is low, drilling is stopped, and the drill hole is re-drilled to achieve better core recovery. There is no evidence that core recovery results have affected reliability of gold-grade analyses used to evaluate mineral resources and reserves.

The intersection angle between drill holes and mineralization layers is usually such that true thickness of mineralized layers is equivalent to 70% to 95% of the length of the mineralized layers measured down hole.

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10.1. DRILLING PLANS

As shown above, the Kumtor District is characterized by a continued presence of undeveloped potential that requires additional exploration. Overall drill plans in 2020-2021 comprise a number of successive stages:

•

Exploration of gold mineralization on the margins of the Southwest, Central, Sarytor, and Northeast Deposits by drilling inclined drill holes on an 80 x 120 m and 80 x 80 m grid. This drilling is scheduled for implementation in three major areas (see Item 7): (1) filling in gaps in sulphide gold mineralization along the main Kumtor trend; (2) extend oxide gold mineralization in Unit 0 above the Kumtor Lower Thrust along the entire Kumtor trend; and finally, (3) explore dispersed gold mineralization in Paleogene-Neogene strata. The amount of drilling scheduled for this stage is 80,000 m.

•

Evaluation of geophysical anomalies and extension of previously identified mineralization along its strike and at depth. This includes drilling of single holes or drilling on an 80 x 160 m grid. Major areas for this stage of drilling are in the southwestern and north-eastern parts of the concession area (Bordoo, Akbel, Petrov areas) (see Item 7). The scheduled approximate drilling metreage is 20,000 m.

•

Exploration of gold mineralization in deposit areas (infill drilling). Drilling operations will be carried out on a 40 x 40 m grid for the Central Deposit (Stockwork and Saddle Zones), the Southwest Deposit and the Sarytor Deposit. The approximate drilling metreage scheduled is 30,000 m.

•	Geotechnical drilling in Sarytor, Southwest and Central Deposits. The approximate metreage of geotechnical drilling scheduled is 15,000 m.

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11. SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1. CORE SAMPLING METHOD AND APPROACH

The following method of core collection and sampling is implemented as part of any core drilling campaign at Kumtor. A geologist first prepares a core box for sampling by marking any geological contacts along a retrieved interval of core under examination. Next, the geologist prepares the core for analysis marking the length of the samples to be collected. While doing so, the geologist ensures that an appropriate depth block is in place, which has been inserted by one of the drillers into the core box to mark the end of a drill run. The geologist then begins logging the core from the start of the drill hole continuing to the end of the hole making sure that all core boxes are in the correct order, numbered correctly, and properly oriented with regards to their tops and bottoms. Samples for various chemical analyses are marked along the core and have 1.5 m lengths on average, but this interval in mineralized zones is reduced on average to a length of 1 m. To ensure the integrity of the samples for chemical analysis, the geologist chooses each sample such that it does not cross any lithological or visible alteration contacts. The geologist numbers the samples in order from the beginning of the sampling of the drill hole and places sample tags in each bag for transit to the laboratory. For QA/QC purposes the geologist also inserts one quality control sample in every batch of 20 samples, either blanks or RM standards, and marks them appropriately on the core box. The core is then logged using hand lenses and binocular microscopes, photographed, and sent for core splitting.

Competent drill core collected for sampling is cut by a diamond saw into two halves. One half is placed into a numbered bag and sent to the SAEL laboratory in Kara-Balta for assaying. The second half is placed back into the core box and stored in a designated permanent storage warehouse at the mine site. Sample collection in core intervals comprised of incompetent core (includes unconsolidated rock) is carried out by means of a scoop that fits snugly into the individual core box rows. The scoop is used to remove exactly one half of the material.

The Kumtor Minehas recently begun an RC drilling program. The protocols and procedures are being developed at this time and are not discussed in this Report. The data gathered as part of the ongoing RC drilling program has not been used in estimation of 2020 Mineral Resources.

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Blasthole cuttings are sampled with a pie-shaped wedge that is placed radially away from the collar of the hole to ensure that a representative sample is collected. The sample is selected from the most regular geometrical segment of the cuttings cone where it is most evenly distributed and free of clumps or empty spaces. Prior to collection of each cuttings sample, the pie-shaped wedge is cleaned to avoid any contamination between blastholes. The upper 1/7th of each cone that represents material from the underlying bench due to subdrilling is then discarded by the sampler and the pie-shaped wedge is inserted down the remaining portion of the cone to obtain a representative sample. The collected material is then placed in a sample bag that is marked in accordance with the blasthole marking tag. An additional tag with a blasthole number from the surveying marker is placed inside the bag. The sampler then fills out a sample record, including all the hole data and delivers the bagged samples to the mine’s laboratory.

11.2. SAMPLE PREPARATION

Sample preparation from 1998 to 2012 has been previously described in Thalenhorst et al. (2012) and will not be repeated here. Sample collection, preparation and assaying during this time frame were carried out by KGC personnel at the mine site laboratory, which is not certified but is subject to periodic calibration and operational checks by the Kyrgyz National Accreditation Agency. Sample collection protocols are monitored by QA/QC geologists. Preparation and assay protocols are supervised by KGC’s chief assayer at the Kumtor Mine. Additional security of samples is not required in this mining environment.

Since 1998, blasthole, process, and tailing samples, including solutions, have been assayed at the KGC laboratory using the following sample preparation and assaying procedures:

1.	Samples are received by the sample preparation section with a corresponding manifest indicating the number of samples and the numerical sample identification.

2.	All samples are removed from the bags and are placed in a drying cabinet.

3.	After thorough mixing, a 300 to 400 grames (g) aliquot from a sample is collected by means of horizontal and vertical sampling.

4.	Samples are placed in aluminum trays for drying with corresponding tags.

5.	The samples are placed in drying cabinets at 105 °C until completely dry.

6.	Afterwards, samples are crushed in a jaw crusher sequentially so that 95% of the aliquot passes 10 mesh (1.7 mm).

7.	The Jaw crusher is cleaned by passing known barren rock (gravel) after each sample is crushed.

8.	The crushed sample is split under an exhaust hood after usage of a corrugated sample splitter.

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9.	The sample splitter is cleaned by compressed air after splitting of each sample.

10.	The first part of the sample (150-200 g) is returned to the aluminum tray with corresponding tags and is prepared for pulverization.

11.	The remaining reject sample material is replaced in the numbered bag and stored for future re-assaying, if required.

12.	The sample selected for pulverizing is placed in a ring-and-puck pulverizer (ring mill) and pulverized to 100% passing through 200 mesh (< 0.074 mm).

13.

The ring-and-puck pulverizer (ring process) is turned upside down on roll paper and after that is cleaned by pulverizing barren rock (gravel), and then blown clean by compressed air under high pressure.

14.	The pulverized sample is rolled (each time across the center) to a homogeneous consistency.

15.	The homogeneous sample is then placed in a corresponding numbered bag with an identification tag placed inside.

16.	Finished samples are handed over to the blending laboratory assistants for assaying.

17.	Finally, after the end of each shift, the room is wet cleaned.

The sample preparation room is thoroughly swept after each sample batch. Pallets are thoroughly washed with water and dried standing on end. All exposed balances, worktables, fume hoods etc. are scrubbed with a damp cloth.

From 2013 to the present, exploration drill holes were assayed at the SAEL laboratory located in Kara Balta town, Kyrgyz Republic. SAEL is accredited to ISO 17025:2008 by UKAS. Quality management system is certified to ISO 9001:2005 by BVC. The SAEL laboratory participates in the Round Robin international proficiency testing program from Geostats on an ongoing basis. According to its October 2019 assessments, the SAEL laboratory received good ratings according to the review (Bloom, 2020).

Samples are delivered from the mine site to the SAEL laboratory by a contracted transportation vehicle two or three times a week. The validity and integrity of the samples along with the chain of custody is assumed and additional security of samples is not required. When sending samples from the mine site, the transportation vehicle doors are sealed with numbered KGC seals and the validity of the seals are checked by SAEL laboratory personnel upon arrival of the vehicles at their laboratory.

According to the current contract, assay results are then returned to KGC within one or two weeks.

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Sample preparation in the SAEL laboratory is performed as follows:

1.	Receiving samples, sorting, weighing, and registering into the system.

2.	Drying at 105 °C. If multi-element analysis is required, at 60 °C.

3.	Crushing in a jaw crusher up to ≥90% -2 mm, with crushing control every 20 samples.

4.	Cleaning after each sample with compressed air.

5.	Reduction on a Jonson’s rotary splitter to about 500 g.

6.	Pulverization of 500 g of sample on a LM2 pulverizer where up to ≥90% passing 75 microns

(200 mesh) with a pulverization check every 10th sample.

7.	Cleaning after each sample with quartz sand.

11.3. ANALYTICAL METHODS

Gold Fire Assays

From 1998 to 2012, core, process, and tailings samples were analyzed in the KGC laboratory. A 30– g aliquot sample of pulp was subjected to assay analysis with appropriate flux and a gravimetric finish. In samples with a high content of sulphides, the weight is reduced to 20 g. The KGC laboratory is equipped with three atomic absorption (AA) spectrometers, but an AA finish for samples with low gold contents was not implemented until analytical-grade acetylene gas became available in the Kyrgyz Republic. As a result, the KGC laboratory had a relatively high detection limit for gold. Process samples and cuttings from blast holes are still being analyzed in the KGC laboratory, whereas almost all drill core from exploration holes has been analyzed at the SAEL laboratory since 2013.

The SAEL laboratory (Figure 11.1) uses a 30 g sample-weight for fire assay (FA) with an atomic absorption spectroscopy (AAS) finish. The lower detection limit for this particular analysis is 0.010 ppm gold, and the upper limit is 10 ppm gold Assays containing more than 10 ppm gold are re-assayed using FA plus Inductively Coupled Plasma Mass Spectrometry (ICP MS), where the analysis limits are 0.010-100 ppm gold.

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Figure 11.1: Australian Assay Furnaces in the SAEL Laboratory

Source: Bloom (2020)

The SAEL laboratory is equipped with three AA spectrometers from well-known manufacturers.

ICP-MS

ICP-MS analyses (selected holes and intervals) are used to support exploration (W, Ag, Mo, V, Sr, and etc.), and provide additional refractory-related information (carbon, sulphur, Cu, and Sb), as well as deleterious elements (As, Hg).

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Bottle Roll Tests

Bottle roll assays have been recently instituted at Kumtor to assess recoveries of oxide gold mineralization (see Item 7).

11.4. QUALITY CONTROL PROCEDURES

Quality control procedures have evolved over time. Those procedures that were in effect before 2008 are described in Redmond et al. (2011), and from 2008 to 2012 are described in Talenhorst et al. (2012) and are not repeated herein.

Lynda Bloom of Analytical Solutions Ltd. (ASL) visited the Kumtor Mine in August of 2012. As part of ASL’s site visit, a number of recommendations were provided (Bloom, 2012) and a Guide on Quality Control, Sampling, and Analyses was developed. Since that time, all of these activities have been carried out in accordance with the recommendations and Guide developed by ASL. While exploration activities were limited in scope between 2013 and 2018, these same procedures continue to be used today. This includes the provision that all exploration samples sent for assay be analyzed in the SAEL Laboratory in Kara-Balta under the supervision of ALS Geochemistry.

KGC contacted AST’s Lynda Bloom again in 2020 to conduct a performance review of both the Kumtor and SAEL laboratories. The focus of the performance audit was to review KGC’s protocols on sampling (grade control and core sampling), QA/QC protocols and procedures, and to provide comments on the accuracy of the assay results that were recorded after 2017 for use in the 2020 estimation of Mineral Resources (See Item 14).

Lynda Bloom, due to the COVID-19 quarantine, was not able to conduct site visits to either the mine site laboratory or the SAEL laboratory in Kara-Balta (located approximately 480 km from Kumtor and 64 km west of Bishkek).

Since a formal site visit could not be conducted, ASL requested that the following information be provided for review:

•	The QA/QC database from both labs (blanks, standards, duplicates, and rejects).

•

Completed Audit forms. ASL sent an audit form to SAEL that requested photographs of the step by step gold fire-assay procedures, the round robin test results for the laboratory, and all applicable accreditation documents.

•	Assays results for the RM standards (51 for each lab) that ASL had provided for this lab performance review.

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Using the information noted above, ASL completed their performance review of both laboratories with primary focus on SAEL. ALS concluded that KGC maintains a rigorous assay quality control program and the SAEL laboratory uses well-recognized analytical procedures having a quality control system in place that operates to international standards. Furthermore, AST concluded that the SAEL laboratory provides accurate gold assay results. For these reasons, the assay data that was collected after 2017 was accepted for use in the estimation of the 2020 Mineral Resources.

Presently, only 10 Geostats RMs are used to cover the expected range of gold grades by the Kumtor Mine lab. Either one blank or one RM is included with each batch of 20 samples. RMs are alternated with blanks. The results for RMs are verified upon receipt and any values outside permissible levels (± 2 standard deviations [SD] or a minimum of ± 10%) will result in repeat assays for ten samples before and after the QC failure. Repeats are not renumbered when resubmitted for analysis.

Since 2008, the KGC laboratory has participated in a twice-a-year Geostats international round-robin for comparing laboratory assays. The KGC laboratory performed well on samples containing more than 0.5 g/t Au, but poorly on samples containing less than 0.10 g/t Au.

Duplicate samples are taken at a rate of 4%. The results of the duplicate analyses were reviewed by Bloom (2012), who noted that for assays ≥ 1 g/t Au, assay results of most duplicates were within an error of ± 50% with no bias. Relative error for assays with gold grades less than 1 g/t was higher.

11.5. QUALITY CONTROL RESULTS

Since 2013, Bloom’s (2012) recommendations on quality control procedures have been applied to exploration drill core submitted to SAEL. Currently the following SAEL quality control procedures are followed:

1.

Eight RM samples from the manufacturer Geostats Pty LTD are used for QC. This company has been operating since 1992 and has an ISO 9001:2008 certificate. Five RM samples are devoted to 11-7ombinate gold mineralization and three to oxide gold mineralization.

2.	All drill core samples received by SAEL must have either one blank sample or a RM for each batch of 20 samples.

3.	Blank sample assays are permissible to contain as much as 0.1 g/t Au. Any results that exceed this value will result in a re-assay of ten samples before and after the quality control failure.

4.	Results for RMs are verified upon receipt and any values that exceed acceptable values (± 3 SDs) require a re-assay of ten samples before and after the quality control failure.

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Currently, KGC is actively looking for a means to submit samples to external laboratories as a further check of the SAEL laboratory assay results. According to currently available data, there is no laboratory in the Kyrgyz Republic suitable for the requisite levels of certification of SAEL laboratory assays. And so, sending samples to an international certified laboratory outside the Kyrgyz Republic is being considered.

In 2018, the QA/QC program for the KGC laboratory was improved. The purpose of the quality control program is to quantify and monitor any possible errors, as well as to provide information that can be used to optimize sampling and assaying procedures in order to minimize the number of errors.

The quality control program for laboratory assays includes all types and subtypes of check samples to monitor the accuracy, repeatability, and presence of cross-contamination at each stage of sample movement, from its collection point to final laboratory analysis.

The overall check assay population typically makes up at least 20% of the total assays because of a wide range of reasons. The recommended minimum number of check assays is:

•	5%: Duplicates of non-pulverized rejects

•	5%: Blank samples (inserted into mineralized rock)

•	5% Standard samples (custom prepared standards, or certified standards from recognized laboratories elsewhere)

Duplicates of non-pulverized rejects are duplicate samples, taken after the first stage of crushing and splitting, used to assess the consistency of the sample reduction method.

A blank sample is included in every batch of regular samples before processing to detect possible contamination of samples during sample preparation. Acceptable discrepancy with the original sample is 0.05 g/t Au. If the allowable discrepancy is exceeded, the entire group of samples from the last successful blank sample to the nearest successful blank sample is submitted for re-assay.

Check samples are included or scattered throughout a batch of samples submitted for assay, not just at the beginning and end. This means that check samples in a sample sheet will be numbered similar to ordinary samples. Whether to distribute check samples in a particular order (i.e. each check sample assigned a number ending in 50 or 00, as an example) or randomly, is up to the responsible person in charge. However, check samples should be distributed throughout the sample batches so that they fall into mineralized intervals as much as possible.

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A margin of error exceeding 30% in any duplicate (field, rejects, and duplicates of assay samples) whose gold grade in the original sample is greater than 0.2 g/t Au requires re-submission of the original sample to the laboratory.

The procedure for re-assaying samples, whose assay results are greater than the acceptable values between duplicate and the primary sample, also requires re-assaying ten samples before and after the failed sample. If a rejected analysis is in barren rock, no action is required, but a note to this effect must be made in the QC data table.

Bloom (2012) commented on the performance of the KGC laboratory with respect to the reliability of the assay data produced, as follows:

“The various data sets that verify the accuracy of the Kumtor laboratory generally confirm that the laboratory’s performance is acceptable. Some of the contradictory data, such as the Geostats RMs assayed at Kumtor being biased high for grades greater than 5 g/t, may be related to the quality of the RMs and not necessarily the laboratory’s abilities.

There is however consistent evidence that the assays less than 1 g/t Au are not reliable. It is most likely that this is because the Kumtor laboratory currently uses a gravimetric finish for all assays (with the exception of rejects). Gravimetric assays are not used at commercial laboratories for samples with less than 3 g/t Au. This is because the method requires the physical manipulation and weighing of the fire assay bead and for low grade samples the bead is near non-existent.

In general, the Kumtor laboratory operates at industry standards but it is challenged by old equipment, especially in sample preparation, and is operating in a space that was designed for about 30 percent of the workload.

Access to analytical grade acetylene will allow the laboratory to provide fire assays with an AAS-finish. The method needs to be implemented after thorough method development and testing. The fire assay AAS-finish assays will improve the quality and reliability of assays, in particular in the range of less than 1 g/t Au.”

In 2019, verification tests were conducted to detect contamination in the KGC laboratory during sample preparation (Table 11.1). Blank samples of phyllite from Unit 3 (see Item 7 for Unit descriptions) comprised the blank samples, which were analyzed for gold prior to their being confirmed to be suitable blanks. The expected gold grade to be categorized as a blank is less than 0.05 g/t Au.

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Table 11.1: 2019 Bulk Sample Verification Results

Au Standard(s)						Calculated Values
Std Code	Method	Exp Method	Exp Value (g/t)	Max Value		Mean Au	SD	CV	#Outliers	Outlier %	# Warning	Warning %
					No. of Samples
Blank	FA_AAS	FA_AAS	0.05	0.1	1,920	0.0128	0.0699	5.44	104	5%	25	1%

After assaying 1,920 blank samples during 2019, 104 assays were determined to contain greater than 0.05 g/t Au, within which 25 samples were reported to contain greater than 0.1 g/t Au. These results indicate that within the blank sample population relative random errors in gold assays do not exceed acceptable limits and systematic errors also are not significant.

Duplicates of rejects (non-pulverized) are samples obtained after the first stage of crushing and splitting samples to assess reproducibility of the sample diminution method employed. The assay results show a higher-than-average correlation (Figure 11.2). In general, the assay results of non-pulverized duplicates show moderate repeatability.

Figure 11.2: Verification Results for Reject Duplicates for 2019

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To monitor accuracy of the main assay KGC laboratory results, six reference samples (Table 11.2), purchased from CDN Resource Laboratories Ltd. (Canada), are inserted into sample batches.

Table 11.2: CDN Reference Sample

References	Manufacturer	Au Grade g/t	SD	Number of Samples
CDN-BL-4	CDN	0.010		2
CDN-BL-10	CDN	0.010		17
CDN-GS-1P5F	CDN	1.400	0.12	15
CDN-GS-10D	CDN	9.500	0.56	12
CDN-GS-20B	CDN	20.230	1.09	12
CDN-GS-3P	CDN	3.060	0.18	18
CDN-GS-5W	CDN	5.270	0.33	2

Figure 11.3 includes the verification results from the 2019 reference samples.

Figure 11.3: Verification Results of Reference Samples for 2019

The warning and control limits are set at ±2 and ±3 SDs, respectively. All assay results that exceed ±3 SDs are considered unsatisfactory. Overall, only six of 78 samples yielded unsatisfactory results, indicating no systematic errors are present.

According to the Bloom (2020) report, 1,702 blanks were sent to SAEL between June 2018 and March 2020. Only three of these blanks returned a gold assay in excess of the permissible upper limit of 0.1 g/t Au for blanks, which indicates the laboratory showed an acceptable result on blank assays for this period of time. Figure 11.4 shows gold contents in blank samples relative to time

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between June 30, 2018, and March 30, 2020. Table 11.3 provides a summary of the RMS assayed in the SAEL Laboratory for the period mentioned immediately above.

Figure 11.4: Control Chart of Gold in Blanks

Source: Bloom (2020)

Table 11.3: Summary of RMS Assayed in the SAEL Laboratory for the Period from June 2018 to March 2020

RM	N	Outliers Excluded	Failures Excluded	Au ppm		Observed Au ppm		Percent of Accepted, %.
				Accepted	Accepted	Average	Std. Dev.
G916-6	209	1	—	30.940	0.870	31.002	0.688	100.2
G914-10	245	—	1	10.260	0.380	10.513	0.301	102.5
G913-9	273	1	3	4.910	0.170	4.868	0.097	99.2
G910-1	280	—	1	1.430	0.060	1.432	0.035	100.2
G314-1	254	—	—	0.750	0.040	0.711	0.022	94.8
G310-6	52	—	1	0.650	0.040	0.637	0.020	98.0
Total	1,313	2	6			Weighted Average		99.3

Repeat analysis of RM sample G913-9 yielded the highest number of failures, 3 out of 273 determinations. Figure 11.5 provides a plot of these data for sample G913-9 RM, whose failure rate in reality is quite low and amounts to 1.5%.

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Figure 11.5: Control Plot for G913-9 RM Sample Between September 2018 and March 2020

Source: Bloom (2020)

The Bloom (2020) report also provides an analysis of data on secondary control samples that previously had been assayed for gold in the KGC laboratory. In 2018, 600 samples were sent to SAEL for comparative gold assays, and in 2019, an additional 1,672 were sent to SAEL. Figure 11.6 provides a plot of assays performed in both the SAEL and KGC laboratories. At gold grades above 0.5 g/t, there is an acceptable correspondence between the data sets.

However, of 753 assays, wherein the SAEL analyses showed 0.01 g/t Au, the KGC laboratory analysed the same samples and reported the following results:

•	1. 43% of the samples had a gold grade 0.01 g/t.

•	2. 38% of samples had a gold grade 0.02-0.06 g/t.

•	3. 8.5% of samples had a gold grade 0.06-0.1 g/t.

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•	4. 8% of the samples had a gold grade 0.11 – 0.5 g/t.

Most likely, the assay range in the KGC laboratory analyses is affected by a higher determination limit for the assay method used in its laboratory. On the one hand, in 57% of assays reported by SAEL to contain 0.01 g/t Au, KGC assays, on the other hand, reported gold concentrations between 0.02 and 0.5 g/t Au.

Figure 11.6: Comparison Chart of the Gold Assay Results of the KGC and SAEL Laboratories

Source: Bloom (2020)

About a quarter of the samples sent to the KGC laboratory for check assays were at or very close to the detection limit. ASL recommended that KGC send an additional set of samples to an outside commercial laboratory accredited to ISO 17025 standards for secondary checks.

Also, as part of this audit, additional check assays were conducted at the two laboratories, SAEL and KGC, including 51 check samples sent to each laboratory:

1.	25 RM samples purchased from OREAS.

2.	Five RM samples purchased from Geostats (regularly used by KGC Exploration Department).

3.	20 samples previously assayed in SAEL.

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4. One blank sample.

Figure 11.7 features a plot comparing results of SAEL assays with their expected values. The SAEL results are in very good agreement with the expected values of RM samples, as well as with the 20 samples assayed previously. For OREAS RM samples with a gold grade of more than 5 g/t, SAEL yields assay results about 5% higher than expected.

Figure 11.7: SAEL Gold Assay Results in Comparison with Expected Values

Source: Bloom (2020)

Figure 11.8 includes a comparison of KGC laboratory assay results with their expected values. The KGC laboratory gold assays are well in line with expected gold grades of up to 4 g/t Au. At high gold grade the KGC laboratory consistently produces lower values than expected for RM samples and samples analyzed in SAEL (see Figure 11.7).

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Figure 11.8: The KGC Laboratory Gold Assay Results in Comparison with Expected Values

Source: Bloom (2020).

For 23 samples with gold grades more than 4 g/t, KGC assays yields results that are 4% to 28% lower than expected values; the average difference is 13%.

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11.6. CONCLUSIONS

The QP, Slobodan Jankovic, P.Geo, responsible for the section of the Mineral Resource estimation of this Report is satisfied that the Kumtor assay database is without material bias that would make the Kumtor Mine Mineral Resource estimation unreliable. This is based on the following observations:

•	Sample preparation and QA/QC protocols and procedures and assay methods (Au FA) used by KGC meet industry standards.

•

KGC and SAEL maintain rigorous assay quality control programs and, as a result, for the period of June 2018 to March 2020, there were very few assay quality control failures reported for blanks and RMs.

•	There is no evidence of systematic gold contamination in KGC and SAEL assays based on submission of barren materials (blanks) within sample batches.

•	SAEL is operating according to international standards (round robin test) and provides reliable gold assays.

•	SAEL routinely submits pulps to KGC for check assays and vice versa, and this practice should be improved by using a third internationally recognized laboratory.

•	The test samples (51), which were submitted to both SAEL and KGC laboratories in April 2020, demonstrated that SAEL assays were accurate and confirmed some bias at the KGC laboratory.

The audits by Lynda Bloom (2012 and 2020) confirmed some bias of the KGC laboratory especially for gold grades <1.0 g/t. Despite this, the effect on Mineral Resource and Mineral Reserve estimates is negligible. However, it likely does have an impact on the grade control process, stockpile formation and reconciliation, keeping in mind that the Kumtor Mine cut-off grade is 0.85 g/t Au.

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12. DATA VERIFICATION

While data verification is the principal method of determining the reliability of the data used for Mineral Resource or Mineral Reserve estimation in projects in the pre-production stage, the main verification in the case of a mine with an operating history of many years is the ability of the Mineral Resource estimate to reconcile production tonnages and metal grades for the ore mined. This not only verifies the data underlying the Mineral Resource and Mineral Reserve estimates, but also the various parameters and procedures applied to the data during the estimation process.

In accordance with NI 43-101 guidelines, Slobodan Jankovic, P.Geo, QP for the Mineral Resource estimate, visited the Kumtor Mine from October 18, 2019, to October 25, 2019, and again from February 4, 2020, to February 10, 2020. The site visit included a review of site facilities, logging and sampling procedures, and an assessment of the drill core, in terms of lithology and alteration controls used in resource estimation. No significant issues were identified with respect to the assay sampling procedures, chain of custody or the geological data collection.

12.1. HISTORICAL DATABASE

The historical database, created during the era of the former Soviet Union (prior to 1991), has not changed since the Kumtor Feasibility Study. Details have been reported in previous technical reports regarding the verification of this database, most recently referenced in Reid et al (2015) and Redmond et al (2011), who confirmed the Soviet data by mine production and KGC exploration drilling. There has been a substantial amount of additional drilling undertaken by KGC since 1998 (see Item 10, Table 10.1), that has included twinning of the Soviet holes in 2006 for verification purposes. This work, has in general, confirmed the Soviet data.

Several drilling campaigns have been carried out since the 1980s and it is the opinion of the QP for this section that adequate data validation and verification procedures were implemented in this period. The data acquired from drilling prior to 2006 was validated during the preparation of Centerra’s 2006 estimate of Mineral Resources. In 2012, Thalenhorst et al. (Kumtor Technical Report, 2012) concluded that the reconciliation between the exploration drilling data with mine production provided reasonable confidence on the exploration database that was subsequently used to form the basis of the 2012 estimate of Mineral Resources.

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12.2. KGC DATABASE

As a standard operating procedure (SOP), all core obtained during any exploration or geotechnical drilling campaign is logged at the on-site core shack. The logged data is collected and entered into a Microsoft® Excel® spread sheet. Once a given exploration program and all of its associated geological logging activities are complete, the data is transferred from Excel into a Geovia GEMS© relational SQL database. The GEMS© database has custom validation rules set during the import process that are regularly utilized to check the data for inconsistencies, duplication, and missing values. Standard database checks are performed regularly by the exploration database manager who is responsible for its upkeep and reliability. Assay results, lithology, drill hole locations, and down-hole surveys are verified back to the Laboratory Data Sheets and the original data compilation that was prepared by the exploration QA/QC geologist. This process has been in place prior to the 2015 Technical Report and has continued to-date. As such, appropriate procedures have been continuously in place since 2015 and used to verify and update drill hole data with the original logs adding any missing data or metadata as required.

The KGC database has been validated by Slobodan Jankovic, P.Geo., who is responsible for the preparation of the current Mineral Resource estimate and for this Report Item. As part of the validation process, the following checks were performed on the drill hole database:

•	Checked for duplicate drill hole collar locations and hole numbers

•	Checked collar locations for zero/extreme values

•	Checked assays for missing intervals, long intervals, extreme high values, blank/zero values, and reasonable minimum/maximum values

•	Ran validity checks for out-of-range values, missing intervals, overlapping intervals, out-of-sequence intervals, and intervals greater than the hole length

•	Validated metadata regarding drill hole type, purpose, campaign, and year drilled

•	Carried out visual inspection of the drill holes for any unusual azimuths, dips, and deviations

•	Completed a digital comparison of gold values from the assay database against gold values from the laboratory certificates

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The Kumtor exploration database is actively maintained in (GEMS©) under the supervision of exploration site personnel. The data utilized for the mineral resource estimate was exported directly from this database. The collar, survey, lithology, and assay data were imported into Leapfrog Geo© software for validation and Datamine© software for the purposes of resource estimation. During this process there were no material errors identified. Once the data was transferred into Datamine©, the database was validated again to ensure the integrity and accuracy of the imported data before using it for geology modelling and resource estimation (see Item 14 Resource Estimation for more details).

Additional validation checks were conducted through discussion with KGC exploration and mine geology personnel regarding logging, sampling, lithology, downhole surveying, data management and QA/QC procedures. The QP responsible for this section has conducted random analyses to assess the reliability of the drill hole data for use in the resource estimation.

Comparisons were run between the Soviet Era drill holes and recently drilled holes within different resource domains. Results indicated that over large domains, average grades showed reasonable to poor correlation; however, similar distinct trends exist locally between the datasets. Historic holes generally contain local higher average gold grades compared to the new holes and reflect local trends that are dependent on the hole locations. The most recent assays are distributed at relatively equal spacing throughout the domains and are more representative of the overall gold grades. Consequently, any Soviet drill hole showing anomalous grade or mineralization thickness, with respect to surrounding holes, was excluded from any geology modelling and grade estimation activities. Further detail regarding the treatment of these holes is provided in Item 14 Mineral Resource Estimates.

A program of Mineral Reserve production reconciliation has been routinely undertaken and provides another tool for exploration data validation. Additional drilling in the deeper parts, and high-grade portions of the SB Zone are expected to result in better delineation of the mineralized trend. This is described in more detail in Item 14. Comments on the historical database and current data verification procedures are given below.

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12.3. DRILLING AND SAMPLING

Between the 1980s and 2020 numerous drilling campaigns have been completed. To-date, 714,693 m (Table 10.1) of diamond drilling has been completed. Most recently, a large exploration program was carried out in 2019 that includes 67,752 m of drilling. This campaign began in the Central Pit area and is planned to continue through 2020 and into 2021 extending into the area in and around the Southwest and Sarytor pits. These drilling campaigns have been designed to investigate the continuity of the gold mineralization with an objective to maintain the average drill hole spacing between 40 to 60 m. The drilling database for the purposes of the current Mineral Resource estimate was closed for validation in October 2019.

Assay Quality Control

Kumtor geologists submitted barren samples (referred to as blanks) and RMs routinely with samples submitted for assay. In general, the laboratory has performed well when compared against the assays results reported for RMs, such as the standards and blanks. The average assay results for the RMs that had a gold grade of greater than 1 g/t fall within 99 to 102% of the accepted values.

The QA/QC procedures implemented for the drilling campaigns that occurred between 2015 and 2019 are described under the QC subitems of Item 11, Sample Preparation, Analyses and Security.

In conclusion, it is the opinion of the QPs of this Report that the drilling, data collection, maintenance and analytical QA/QC procedures undertaken by Kumtor exploration and mine geology have been done in a manner that is consistent with industry standard practice and are considered to be acceptable for the purposes of Mineral Resource estimation.

In the opinion of the QP of this Item, it is believed that the existing database is adequate and reliable for the estimation of Mineral Resources and has been prepared in accordance with CIM Estimation of Mineral Resources and Mineral Reserves best practice guidelines.

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13.	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1. SUMMARY

Since the 2015 Technical Report, further investigations and projects have been undertaken to improve both throughput and recovery and continuously improve the accuracy of the gold recovery model for each of the ore zones. Over the remaining LOM, an annual throughput of 6.5 Mtpy and an average gold recovery of 82.9% are expected.

In the opinion of the Metallurgical QP:

•	Metallurgical test work completed to-date has been appropriate to establish appropriate processing routes for the Kumtor ores

•	Historical process operating data demonstrates the reliability of the recovery models

•	Metallurgical testing data for ore scheduled to be processed in the LOM plan indicates that the current models and recovery methods are appropriate

•	Samples used to generate the metallurgical data have been representative, and support the estimates of future performance

•	KGC is not aware of any processing factors or deleterious elements that could have a significant impact on potential economic extraction

13.2. MINERALOGY

Kumtor ore is considered as double refractory. Native gold and gold-silver tellurides are intimately associated with pyrite to the extent that gold grade and pyrite content are “positively correlated” (Ivanov et al., 2000). The gold and the gold-bearing minerals occur as very fine inclusions in the pyrite, with an average size of only 10 microns. This permits the gold to be collected in a sulphide concentrate which can be subjected to intensive ultrafine grinding to enhance gold recovery.

In addition, naturally occurring carbonaceous matter interferes with gold recovery by adsorbing leached gold. This is known as the “preg robbing” effect. The distribution of the carbonaceous matter is erratic and not easily predicted. Gold leaching is conducted in CIL circuits where activated carbon is added at the start of leaching to counteract the “preg robbing” effect of the naturally occurring carbonaceous matter.

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Typically, gold tellurides have slow leach characteristics. The occurrence of gold tellurides in the SB Zone is greater than was observed in the Stockwork Zone. The gold tellurides in the SB Zone are very fine, typically around 5 microns or less. The very fine grain size appears to mitigate the slow leaching that would be expected from gold tellurides.

These ore characteristics have been recognized since the Kumtor Mine started production and have been managed effectively since that time.

13.3. HISTORICAL METALLURGICAL TESTING

Metallurgical testing performed prior to the 2015 Technical Report are reported in the following NI 43-101 reports:

•	Strathcona Mineral Services Ltd.

Technical Report on the Kumtor Gold Mine, Kyrgyz Republic for Centerra Gold Inc. and Cameco Corporation. NI 43-101 Report, dated May 13, 2004.

•	Strathcona Mineral Services Ltd.

Technical Update Report on the Kumtor Gold Mine, Kyrgyz Republic for Centerra Gold Inc. NI 43-101 Report, dated March 9, 2006.

•	Strathcona Mineral Services Ltd.

Technical Report on the Kumtor Gold Project, Kyrgyz Republic for Centerra Gold Inc.NI 43-101 Report, dated September 30, 2012.

•	Centerra Gold Inc.

Technical Report of the Kumtor Mine, Kyrgyz Republic. NI 43-101 Report, dated Mach 20, 2015.

This Report summarizes the metallurgical testing conducted since the release of the 2015 Technical Report until the third quarter of 2020.

Generally, overall ore characteristics and test results have remained consistent with test work used to support earlier technical reports. Average ore gold grades seen in years 2015 through 2020 were approximately 3.5 g/t and are expected to be slightly lower averaging 2.70 g/t and ranging between 1.31 g/t and 3.35 g/t over the LOM.

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Sulphur analyses conducted during recent variability testing conducted by SGS on representative ore samples from Kumtor pit determined that total sulphur ranged from 1.6% to 6.9%. This is consistent with testing performed at KGC laboratories. Most of the sulphur present was present as sulphide sulphur with assays ranging from 1.5% to 6.4% sulphur (S=).

Carbon analyses determined that carbon ranged from 2.2% to approximately 4.5%. The graphitic carbon and total organic carbon (TOC) ranged from <0.05 to 0.34% and 0.07% to 1.3%, respectively (Table 13.1). Most of the carbon is present as carbonate. These results are consistent with ore samples seen in earlier work.

Table 13.1: Kumtor Ore Sample Assays

STotal (%)	S= (%)	CTotal (%)	Cgraphite (%)
1.6% - 6.9%	1.5 - 6.4	2.2% - 4.5%	0.05 - 0.34

The bulk of flotation tests conducted by SGS yielded good recoveries of between 89% and 96% Au in 11% to 19% of the mass. Using CIL, leach extraction of between 81% to 91% Au were achieved from flotation concentrate after re-grind. Again, these results are consistent with results achieved from historical testing and are consistent with results achieved at the KGC laboratories and compare well to process plant recoveries.

Recovery from flotation tailings ranged from 40% to 70% for as-received samples, using the existing circuit with a feed grind size of approximately 170 micrometres (µm). Lower recoveries are attributed to gold locked in sulphides, carbonaceous material, and silicates.

13.4. METALLURGICAL TESTING IN SUPPORT OF THE 2020 TECHNICAL REPORT

Metallurgical test work was conducted on ore from the Central, Sarytor, and Southwest Deposits from 2015 until present day, with additional testing conducted to support LOM recovery estimates. All laboratory test work was performed by the KGC laboratory.

The KGC laboratory has a rigorous QA/QC program and is currently in the process of obtaining certification. Duplicates are performed and external reference standards are processed with each fire assay batch. KGC’s QA/QC was recently reviewed by an outside consultant, and reproducibility

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was observed to be within 5%. Standard assays were observed to be within one SD and were typically biased low.

For estimation of metallurgical recoveries for the Central Pit, multiple drill core samples were extracted throughout the South Blob (SB), Stockwork, and Hockey Stick Zones. Samples were composited to satisfy minimum weight requirements and subjected to bench scale extraction tests in the KGC laboratory.

The key parameters considered in establishing the sample intervals and compositing of samples included:

•	Alteration type

•	Grade bin (classes)

•	Composites comprised of material within the same drill hole

Samples followed the geological block model and were spatially distributed within each zone to ensure sufficient data points and coverage through the zone.

Recovery from SB Zone samples averaged approximately 83%. Only a weak positive correlation between recovery and increasing gold grade was observed. Metallurgical testing demonstrated good flotation recovery with average recovery to concentrate of greater than 88% and average concentrate leach recoveries of greater than 84%. Lower recoveries were observed in the flotation tailings leach.

Tests on flotation tailings were conducted on a feed with a particle size P80 of approximately 170 µm (reflecting the current flowsheet configuration) and at a finer particle size of 75µm, simulating the planned regrind circuit. An average recovery increase of 15% was achieved at the finer grind size for an overall increase in recovery of approximately 2%. This was attributed to liberation of gold from coarse sulphides in the tailings stream. The average measured preg-robbing characteristics based upon the Preg-Robbing Index (PRI %), was approximately 10%. Median values of samples from this ore zone are reported to be approximately 5%; however, some variability is seen with some PRI values of >20%. Note: PRI is determined by contacting ore samples with an aurocyanide solution and determining the percentage change in gold in solution.

Tests on ore composites from the Hockey Stick Zone showed a moderate correlation between head grade and overall recovery. The measured PRI% value is typically low, <5%, in comparison with other ore zones, and when looking at overall recoveries, the impact of preg-robbing was not seen to be significant in most ore samples. Overall recovery to flotation was variable with lower overall gold

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recoveries achieved from some concentrate samples. Significant improvement was observed in gold recovery from flotation tails when the feed to CIL was reground prior to leaching, with an average recovery increase of approximately 22%. This resulted in an overall average increase in recovery of approximately 5%. Again, this was attributed to liberation of gold from coarse sulphides.

Core samples extracted from a group of diamond drill holes in the Stockwork Zone of the Central Pit (cutback 21 area) were composited and tested with some samples showing weak flotation recovery, which is typical for more oxidized ores. Overall recovery was seen to increase with grade. Average recoveries of approximately 60% were seen with low-grade material. At grades of approximately 3.5 gAu/t, an average recovery of approximately 84% was achieved with individual recoveries as high as 89%. Significant scatter was observed, which can be attributed to areas of higher encapsultation. As generally noted with ore from the other zones in the Central Pit, significant improvement was observed in gold recovery from flotation tails with regrinding prior to leaching. On average, recovery increased by approximately 11% on the flotation tailings resulting in an overall 2% increase.

Gold extraction from the Sarytor Deposit was investigated using samples from the ore stockpile originating from the Sarytor Pit. Overall recoveries ranged from approximately 40% to 80%. Recovery was only weakly correlated to gold grade. Geology and mineralization of the Sarytor Deposit is complex resulting in recoveries in both flotation and the overall process circuit being below budget. Ore is characterized by high preg-robbing characteristics with lower overall recoveries as compared with other zones. For this reason, optimization of overall recovery of gold requires ore blending.

13.5. METALLURGICAL RECOVERY MODEL (STOCKWORK ZONE)

Figure 13.1 depicts the recovery curve from the Central Pit Stockwork Zone.

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Figure 13.1: Recovery Curve Central Pit Stockwork Zone

Core samples from the cutback 21 area in the Stockwork Zone were composited, tested and recoveries were plotted and fitted to a general recovery curve. The recovery curve is generally the same one that has been used historically to predict expected recoveries for the Stockwork Zone. Blended curves from individual zones are used to predict overall process plant performance and recovery.

In this case, the general recovery curve has also been modified to incorporate the higher recovery expected with the process plant modification, including extended leaching and regrinding of the flotation tailings.

13.6. METALLURGICAL RECOVERY MODEL (HOCKEY STICK ZONE)

Figure 13.2 shows the recovery curve for the Hockey Stick Zone in the Central Pit. Again, the curve generally reflects the same form that has been historically used to predict the recovery from each ore zone. Results achieved during bench scale test work are shown plotted next to the curve. Results were variable and low in comparison to other areas within the Central Pit.

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As with the Stockwork Zone, the general recovery curve has also been modified to incorporate the higher recovery expected with the process plant modification, including extended leaching and regrinding of the flotation tailings. Significant improvement was observed with regrinding. This was attributed to highly encapsulated gold.

Figure 13.2: Recovery Curve Central Pit Hockey Stick Zone

13.7. METALLURGICAL RECOVERY MODEL (SB ZONE)

As test work results closely followed the existing recovery used at site, this recovery curve was maintained; however, it was adjusted to allow for the additional gold recovery anticipated with the upgrade of the existing flotation tailings circuit to include flotation tailings regrinding and additional leaching capacity. The curve is shown in Figure 13.3 with some representative sample results achieved during the most recent test work campaign using representative composite samples collected throughout the deposit to ensure maximum coverage of area intended for future mining.

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Figure 13.3: Recovery Curve Central Pit SB Zone

13.8. METALLURGICAL RECOVERIES (SARYTOR/SOUTHWEST)

Historical data for ore from the Southwest Deposit is presented below in Figure 13.4 and is shown with the existing recovery curve that was adjusted to account for the regrind circuit and additional leach capacity. In addition, results of samples from the Sarytor stockpiles are shown (in red).

As can be seen, Sarytor ore recoveries are variable and considerably lower than those predicted by the recovery curve, even when considering additional recovery resulting from the planned regrind circuit and extended leaching. Blending strategies will need to be maintained to ensure recoveries are maintained through the process plant.

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Figure 13.4: Metallurgical Recovery Model Southwest – Sarytor

13.9. PROCESS PLANT RECOVERIES

Figure 13.5 shows process plant recoveries from 1998 to 2006. During this period, ore from the Stockwork Zone was mined and processed. Results from 1997 are not included as the process plant was being optimized in that year.

Figure 13.6 shows process plant recoveries from 2008 to 2014. During this period, the SB Zone was mined and processed. Compared to the Stockwork Zone results, recoveries show more scatter. The highest recoveries (85%) occurred with the highest head grades (>8 g/t Au).

Figure 13.7 shows process plant recoveries from 2015 to 2020. During this period, SB and Stockwork zones were mined and processed. Average feed grade in this period was approximately 3.5 g /t Au, only slightly lower than those seen in the previous period. However, recoveries were more stable than those achieved between 2008 and 2014 and were in line with expectations.

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Models used to predict recovery from the various ore zones have remained essentially unchanged. Some variability in ore characteristics, including areas with greater encapsulation or higher pre-robbing characteristics, can result in variation or scatter, but the models remain good predictors of recovery.

Figure 13.5: Stockwork Zone Gold Recovery as a Function of Head Grade – 1998 to 2006

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Figure 13.6: SB Zone Gold Recovery as a Function of Head Grade – 2008 to 2014

Figure 13.7: Stockwork and SB Zone Gold Recovery as a Function of Head Grade – 2015 to 2020

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13.10. METALLURGICAL TEST TO SUPPORT PROCESS UPGRADES

Process plant optimization has been ongoing to maximize gold recoveries. Low recoveries in the Flotation Tailings leach circuit was an area identified where improvement in extraction could lead to increased overall improvement in process plant performance.

KGC laboratories began investigations into improving Flotation Tailings leach extractions. It was found that extended leaching time and regrinding both served to improve recovery. As can be seen in Table 13.2, extractions were increased on average by approximately 11% with extended leaching time; however, individual extractions were increased by up to 20%. Similarly, an average increase in recovery of approximately 18% was noted with regrinding to a particle size of approximately 75 µm; however, increases of up to 40% were observed.

Table 13.2: KGC Summary – Impact of Regrind and Extended Leaching on Flotation Tailings Recovery

	Au Recovery (%)
	P80 170 µm		Increase Rec’y	P80 170µm	P80 75µm	Increase Rec’y
Date	6 h Leach	12 h Leach	%	12 h Leach	12 h Leach	%
1-11-2016	46.6	54.8	8.2	54.8	58.9	4.1
1-11-2016	49.3	54.8	5.5	54.8	54.8	0.0
4-11-2016	44.9	65.4	20.5	65.4	74.4	9.0
1-12-2016	44.8	50.7	6.0	50.7	74.6	23.9
1-12-2016	40.3	55.2	14.9	55.2	65.7	10.4
7-06-2017	55.0	58.3	3.3	58.3	61.7	3.3
7-06-2017	51.7	56.7	5.0	56.7	61.7	5.0
8-3-2018	12.9	24.3	11.4	24.3	54.3	30.0
8-5-2018	12.0	34.0	22.0	34.0	60.0	26.0
8-6-2018	25.0	32.5	7.5	32.5	50.0	17.5
8-7-2018	8.9	26.7	17.8	26.7	55.6	28.9
8-9-2018	20.0	27.5	7.5	27.5	42.5	15.0
8-11-2018	40.0	46.0	6.0	46.0	60.0	14.0
8-12-2018	10.0	23.3	13.3	23.3	56.7	33.3
8-15-2018	8.5	21.3	12.8	21.3	29.8	8.5
8-18-2018	10.4	17.9	7.5	17.9	55.2	37.3
8-31-2018	32.7	50.9	18.2	50.9	63.6	12.7
9-3-2018	10.0	21.4	11.4	21.4	47.1	25.7
9-5-2018	10.0	16.7	6.7	16.7	53.3	36.7
9-9-2018	18.0	38.0	20.0	38.0	54.0	16.0
9-19-2018	6.5	19.6	13.0	19.6	34.8	15.2
10-5-2018	10.0	16.7	6.7	16.7	56.7	40.0

Average	25.8	36.9	11.1	36.9	55.7	18.8

Testing was also conducted by SGS (2019) on a wide range of ore samples. Diagnostic leaching tests were conducted by SGS on samples of Flotation Concentrate, Flotation Tailings, and Leached

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Flotation Tailings to identify possible gold mineral associations within samples to potentially improve recoveries.

For the Flotation Tailings, it was determined that more aggressive leach conditions and finer grinding to liberate gold locked in coarse minerals could release a significant portion of gold, approximately ~55% currently lost in the leached flotation tailings, serving to improve overall recoveries. Depending upon the ore being treated, this can represent an overall increase in recovery of between 7 and 11%, based upon an overall feed grade of 3.5 g /t Au. These results appear to confirm the results achieved by the KGC laboratory.

For the Flotation Concentrate, it was determined that more aggressive leaching conditions and finer primary or secondary grinding has the potential to liberate additional gold; however, up to 70% of the remaining gold is unrecoverable in the current flowsheet, as it is locked in sulphide, silicates, or carbonaceous material. Additional leaching capacity and grinding could be evaluated in the future to determine if there is any potential economic benefit, particularly in the case of more refractory ores, of adding additional leach tanks or using a finer grind.

The flotation tailings leach circuit operates with a retention time of approximately 7 hours. It was found that increasing the retention time to approximately 12 hours resulted in an average increase of 5% in recovery from flotation tailings or a 1% overall increase in gold recovery, assuming an average 3.5 g /t Au head grade. Reducing the P80 to approximately 74 µm improved flotation tailings Au recovery by approximately 9%. Assuming an average feed grade of approximately 3.5 g /t Au, this would represent an increase in overall recovery of approximately 1.8%. Results are presented in Table 13.3 and Figure 13.8.

Variability tests were then conducted on 11 different ore samples representing different grades and ore characteristics. The metallurgical program included cyanide leach kinetic testing to examine the effect of leaching conditions and grind size on gold recovery from the Flotation Tailings.

In the current circuit, flotation tailings are leached at a particle grind size that has a P80 of approximately 170 µm. Test work demonstrated that gold recoveries increased at a finer particle size and extended leaching time. At a P80 of 51 – 67 µm, the recovery from tailings increased by approximately 18%, resulting in an overall improvement of 2.5%, as shown in Table 13.4.

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Table 13.3: SGS Test Results – Impact of Extended Leach and Regrind on Recovery, Flotation Tailings

Test	CN Residue P80	Reagent Addition kg/t of CN Feed		Reagent consumption kg/t of Feed		Au % Extraction hours			CN Residue Au	Head Grade Au
										Calc	Direct
#	µm	NaCN	CaO	NaCN	CaO	7	12	24	g/t	g/t	g/t
CN-8	260	0.72	0.12	0.19	0.10	—	—	59	0.24	0.61
CN-18		0.76	0.23	0.13	0.21	47	—	—	0.34	0.66
CN-20		0.72	0.24	0.17	0.22	—	52	—	0.30	0.64
CN-9		0.70	0.37	0.09	0.35	54	—	—	0.32	0.71
CN-12	162	0.75	0.36	0.15	0.35	—	59	—	0.26	0.66
CN-15		0.74	0.37	0.25	0.35	—	—	63	0.25	0.69
CN-10		0.88	0.40	0.21	0.37	59	—	—	0.29	0.72
CN-13	102	0.72	0.42	0.09	0.41	—	66	—	0.24	0.73	0.60
CN-16		0.88	0.40	0.40	0.40	—	—	69	0.21	0.72
CN-19	74	0.99	0.47	0.34	0.44	60	—	—	0.25	0.66
CN-21		1.01	0.48	0.46	0.46	—	68	—	0.21	0.68
CN-11		1.13	0.57	0.55	0.54	67	—	—	0.26	0.82
CN-14	48	1.22	0.59	0.62	0.57	—	71	—	0.21	0.76
CN-17		1.21	0.60	0.78	0.60	—	—	77	0.18	0.83

Figure 13.8: Graph Recovery vs. Particle Size and Retention Time, Flotation Tailings

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Table 13.4: SGS Test Results – Impact of Extended Leach and Regrind on Recovery Flotation Tailings

Sample ID	Gold Recovery Without Regrind			Gold Recovery With Regrind			Recovery Change
	Tailings Leach @ 7hr		Overall Circuit	Tailings Leach@12 hr		Overall Circuit
	Feed P80	Recovery %	Recovery %	Feed P80	Recovery %	Recovery %	Tailings Leach Δ %	Overall Circuit Δ %
MG-HPG	169	47.1	68.4	64	9.3	66.4	-37.8	-2.00
LG-HPG	150	18.8	33.5	58	21.7	35.2	2.9	1.70
LG-NPG	164	54.9	79.2	59	66.4	80.2	11.5	1.00
MG-NPG	159	55.9	84.9	67	65.3	85.5	9.4	0.60
HG-NPG	166	55.1	86.7	60	77.5	89.2	22.4	2.50
LG-PG	160	40.1	65.2	65	49.5	67.5	9.4	2.30
MG-PG	159	69.9	82.3	51	80.3	83.3	10.4	1.00
HG-PG	169	54.4	82.8	63	65.9	83.6	11.5	0.80
HG-HPG	154	35	60.7	67	58.8	71.2	23.8	10.50
SRMG-PG	157	38.2	83.1	57	70.1	85.3	31.9	2.20
CB#20	140	23.3	80.9	60	70.4	83	47.1	2.10
RD-1101A
						Average Change	18.03	2.47

Table 13.5: KGC Results – Summary Impact of Regrind on Recovery from Specific Ore Zones

	Recovery Change In Tailings Leach Au %			O’All Recovery Change (%)
Ore Zone Tested	Au% Extraction P80 =170µm	Au% Extraction P80 =75µm	Tailings leach Δ %
SB Zone @ 7 hr Leach
Average	55.30	71.31	15.99	1.94
Median	60.70	75.29	13.06
Hockey Stick Zone @ 7 hr Leach
Average	48.22	70.93	22.72	5.10
Median	51.95	72.34	22.66
Stockwork Zone @12 hr Leach
Average	55.74	66.53	10.79	2.20
Median	58.05	70.00	9.02

Based upon the test work results (Table 13.5), the existing process plant process is being upgraded to improve gold recovery from the flotation tailings. This work involves the installation of a regrind circuit, prior to tailings leaching. The regrind circuit will include two tower mills operating in series with classifying cyclones and auxiliary process equipment to achieve the required finer grind of 75 microns entering the leach circuit. It is expected that this will be installed in the second half of 2021. In addition, the current leach circuit has already been expanded with the additional two leach stages to increase the overall retention time of the circuit to 12 hours.

In future, additional grinding and leach capacity can be considered for the concentrate circuit if the refractory nature of the ore increases or the Mineral Reserve increases.

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13.11.LOM METALLURGICAL PERFORMANCE

LOM Recovery Estimates

Historically, the overall metallurgical recovery of gold in the Kumtor processing plant has averaged 79.4%. With KGC’s current knowledge, the LOM plan annual recoveries are expected to range from 71.6% to 87.1%, averaging 82.9% depending on the head grade and metallurgical characteristics of the ore. Work continues at the Kumtor Mine on implementing strategies to improve process plant economics and gold recoveries.

Based upon the historical performance, the optimization that has been ongoing, including the most recent test work programs to increase recovery by introducing additional flotation tailings leach capacity and installing a regrind circuit for the flotation tailing leach feed stream, it is the QP’s opinion that the LOM recoveries in Table 13.6 are reasonable and achievable. It should be noted that the planned regrind circuit will be particularly important when processing the more refractory ore, including Sarytor and Hockey Stick zones. Blending strategies will also be continued to ensure recovery is optimized.

Table 13.6: LOM Recoveries Expected

Item	Units	LOM	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Ore Tonnage	kt	76,509	6,473	6,506	6,506	6,506	6,506	6,506	6,506	6,506	6,506	6,506	6,506	4,977
Au Head Grade	g/t	2.70	3.18	2.68	3.22	3.29	3.35	3.31	3.13	2.17	2.06	2.08	1.31	2.66
Au Recovery	%	82.9%	82.4%	81.4%	87.1%	85.1%	83.7%	84.7%	86.8%	76.2%	81.4%	80.1%	71.6%	84.4%

Models presented above were developed and validated using a geo-metallurgical sampling and test work program. Generally, it was found that historical models could be effectively used to predict gold recoveries and were updated to predict improved recoveries with extended leaching and regrinding.

Kumtor ore is refractory, and, in some cases, significant recovery scatter was observed. This can be related to extensive encapsulation and, in the case of Sarytor, high PRI %. It is interesting to note that scatter did decrease with regrinding.

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LOM Throughput Estimate

Actual process plant throughput averaged approximately 6.3 Mt for years 2016 through 2018 (Figure 13.9). Production in 2019 was also on pace to meet 6.3 Mt; however, the process plant was shut down for unrelated reasons, which negatively impacted the yearly production. During these periods, although the average process plant particle size increased slightly, recovery was maintained at an average overall recovery of approximately 79%, slightly higher than expected.

Based upon the higher tonnages achieved from 2016 to 2018, the ore throughput was re-evaluated for the current LOM estimate, and after evaluating the performance of the process plant operation, including grinding, flotation and leaching circuits, and process plant optimisations to improve performance and efficiency, it is the QP’s opinion that a throughput of 6.5 Mt per year can be achieved.

Figure 13.9: Annual Tonnage Processed (1997 – 2019)

The reader is referred to Table 16.3 and Table 22.1 for details regarding the annual process plant schedule and performance.

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14. MINERAL RESOURCE ESTIMATES

The Mineral Resource Statement presented herein represents the mineral resource update prepared for the Central Deposit and the Southwest and Sarytor Deposits in accordance with the Canadian Securities Administrators’ NI 43-101. The current evaluation comprises both open pit resources above a conceptual pit shell and resources, for potential underground operation, below the pit shell.

The mineral resource model prepared by Centerra, considered a total of 1,574 drill holes and 426 trenches for the Central Pit, 342 drill holes and 235 trenches for the Southwest Deposit and 282 drill holes and 20 trenches for the Sarytor Deposit, drilled historically and by KGC. The effective date of the Mineral Resource Statement is July 1, 2020.

This Item describes the resource estimation methodology and summarizes the key assumptions and parameters used by Centerra. In the opinion of the QP, the mineral resource assessment reported herein is a reasonable representation of the global gold mineralization in the Kumtor deposits at the current level of sampling. The mineral resources have been estimated in conformity with CIM Estimation of Mineral Resource and Mineral Reserves Best Practice Guidelines and are reported in accordance with the NI 43-101. Mineral resources that are not mineral reserves, do not have demonstrated economic viability.

The resource model reported herein covers the Central, the Southwest, and the Sarytor Deposits. The Central Deposit comprises broad zones, based on style of mineralization, of the Stockwork (Upper and Lower), the Saddle, the SB, the SB West, and the Hockey Stick zones, extending from northeast to the southwest (Figure 14.1). These are referred as zones in this Item of the Report and were used to create resource domains. These zones are restricted to the Central Deposit and not to be confused with any geological zone, mentioned elsewhere in the report.

The northern portion of the Central Pit, including the Saddle and the Stockwork zones were interpreted manually on a section by section basis with the final 3D solids being constructed using the Leapfrog software. Seequent© Leapfrog Geo software was used to interpret and construct the geological solids for the remaining zones of the Central Pit (SB and Hockey Stick zones). The Sarytor and the Southwest Deposits were interpreted and modelled using a combination of Datamine and Leapfrog software. All the geostatistical analyses, including variogram modelling, were performed in Snowden Supervisor© software. Datamine Studio RM® software was used to construct the block model, interpolate metal grades, and tabulate Mineral Resource estimates.

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Figure 14.1: Plan View Showing Location of the Kumtor Gold Deposits

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14.1. RESOURCE ESTIMATION PROCEDURES

The resource evaluation methodology involved the following procedures:

•	Database compilation and verification.

•	Construction of wireframe models for the boundaries of the gold mineralization.

•	Definition of resource domains.

•	Data conditioning (compositing and capping) for geostatistical analysis and variogram modelling.

•	Block modelling and grade interpolation.

•	Resource classification and validation.

•	Assessment of “reasonable prospects for economic extraction” and selection of appropriate reporting cut-off grades.

•	Preparation of the Mineral Resource Statement.

14.2. MINERAL RESOURCE DATABASE

Based on verification of the drill hole database as described in Item 12.2., it is the QP’s opinion that the information is suitable to support the 2020 Mineral Resource estimate and that the drilling information is sufficiently reliable to interpret, with confidence, the boundaries of the gold mineralization and support a mineral resource evaluation. The mineral resource model discussed herein considers sample data available as of January 25, 2020.

The Mineral Resource estimates for the Central, Southwest, and the Sarytor Deposits are based primarily on information from surface and underground diamond drill holes and supplemented by historical adits, trenches, dewatering holes, geotechnical holes, and production drilling. The entire database for the Kumtor Mine contains a total of 2,859 collar records totalling 688,105 m.

The exploration data available for Central Deposit comprises 1,574 (503,357 m) drill holes and 426 trenches (35,722 m). For Southwest Deposit, this includes 342 (63,982 m) drill holes and 235 trenches (26,439 m); whereas in Sarytor Deposit available data includes 282 (54,334 m) drill holes and 20 trenches (4,271 m). Summary of the available exploration data is presented in the in the Table 14.1 and discussed in further detail in Item 10.

After the 2015 Technical Report, 78,333 m (300 holes), 21,831 m (88 holes), and 9,069 m (28 holes) were drilled in the Central, the Southwest, and Sarytor Deposits, respectively (Table 14.2). Substantial drilling in the Hockey Stick Zone led to the interpretation of a relatively shallower dipping,

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compared to steep dipping SB Zone mineralization in the northeast, representing the gold mineralization within the southwest portion of the Central Pit. In-fill drilling in the Stockwork Zone and a detail on section interpretation of the grade distribution helped re-interpret the gold mineralization boundaries in the current resource model.

Table 14.1: Summary of Exploration Data Available for the 2020 Mineral Resource Estimate

	No. of Holes	Total Length (m)	No. of Samples
Central Pit
Drill Holes*	1,574	503,357	255,288
Trench**	426	35,722	19,486
Southwest
Drill Holes*	342	63,982	52,461
Trench**	235	26,439	19,013
Sarytor
Drill Holes*	282	54,334	43,634
Trench**	20	4,271	1,486

Total DH	2,198	621,673	351,383

Total Trench	681	66,4298	39,985

Notes:
*	Including exploration drill holes, both surface, underground, and geotechnical holes
**	Including surface trenches and underground adits.

Table 14.2: Summary of Exploration Data Generated since the 2015 NI 43-101 Technical Report

	No. of Holes	Total Length (m)	No. of Samples
Central Pit – Stockwork
Drill Holes*	63	14,494	5,999
Trench**	27	403	122
Central Pit – Saddle
Drill Holes*	20	5,069	1,400
Trench**
Central Pit – SB
Drill Holes*	77	18,375	9,963
Trench**
Central Pit – Hockey Stick
Drill Holes*	140	40,395	25,077
Trench**
Southwest
Drill Holes*	88	21,831	17,717
Trench**
Sarytor
Drill Holes*	28	9,069	7,121
Trench**

Total DH	416	109,033	67,277

Total Trench	27	403	122

Notes:
*	Including exploration drill holes, both surface and underground, and geotechnical holes
**	Including surface trenches and underground adits

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Before using the exploration data for geological modelling and resource estimation, Centerra carried out routine validation checks in Datamine Studio RM® software that included:

•	Checks for duplicate drill hole collar locations and hole numbers.

•	Checks for collar locations having zero/extreme values.

•	Checks for assays having missing intervals, long intervals, extreme high values, blank/zero values, reasonable minimum/maximum values, etc.

•	Validity checks for out-of-range values, missing intervals, overlapping intervals, out-of-sequence intervals, etc.

•	Visual inspection of drill holes for unusual azimuths, dips, and deviations.

The validation identified 52,394 zero values for gold in the assay database which were replaced with a default value of 0.01 g/t. Also, 29 intervals were found to have a gold assay value of -1 which were flagged as unsampled intervals. During the modelling of the gold zones, it was found that assay values in several historical trenches did not correspond well with nearby drill holes. In these cases, mineralization boundaries were interpreted giving priority to the drill holes. These parts of the model have already been mined out and the trench samples are located too far away, to influence the block estimates below the current operating surface. Few of the historical drill holes (D1K, D-77, D-80 and SR-84) also have anomalous gold assay values compared to nearby recent drill holes and did not match the with the overall geological trend of the gold mineralization. These holes were excluded from interpretation mineralization boundaries.

14.3. GEOLOGICAL AND STRUCTURAL MODELS

This current resource model involved a revisit of the geological interpretation of the gold mineralization, estimation parameters and block modelling methodology. Centerra, after a detailed analysis of exploration data, with a greater focus on the diamond drill holes drilled after 2014, re-interpreted the gold mineralization boundaries primarily in the Central Pit. Geological and geotechnical pit mapping is conducted every two benches (20 m) within the Central Deposit and the resulting data has been used to create a detailed litho-structural model. The mineralization of the Central Deposit is limited to geotechnical Zone 2, which is bounded to the north by the Kumtor Upper Thrust and to the south by the Lysyi Fault (LYSI) (Figure 14.1). This model is discussed in greater detail in Item 16.

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Central Pit Mineralization Model

The entire Central Pit area is subdivided into multiple zones (Figure 14.1), based on broad characteristics of gold mineralization. These include, from northeast to southwest, the Stockwork (Upper and Lower), the Saddle, the SB, the SB West, and the Hockey Stick. Drilling at the Central Deposit has outlined gold mineralization along a northeast trending and southeast dipping corridor, with continuous auriferous zones from Stockwork to Hockey Stick. This main mineralized corridor is bound to the northwest by the Upper Kumtor Thrust and to the southeast by the Lysyi Fault (LYSI) (Figure 14.1). In addition, the relatively complex stockwork mineralization occurred between the Kumtor Upper Thrust and the Kumtor Lower Thrust. The current model also included mineralization to northwest of the Kumtor Upper Thrust. Mineralization extends approximately 3.7 km from the Upper Stockwork Zone, in the northeast, to the Hockey Stick Zone in the southwest. The mineralization has a general strike direction of 040 degrees and dips at approximately -50 degrees toward the southeast and demonstrates general ramp-and-flat structures along the dip. The mineralization is open in the down dip direction, particularly in the SB Zone.

Gold mineralization within the Stockwork (both Upper and Lower) Zone consists of a broad low-grade (~0.50 g/t Au) envelop consisting of veins and veinlets whose intensity increases towards a central stockwork (>4-5 g/t Au) corridor. The SB Zone occupies the same mineralized corridor as the Stockwork, however, the style and shape of mineralization is different. The broad low-grade (~0.50 g/t Au) zone is characterized by presence of veins and veinlets and is also associated with metasomatic alteration of varying intensities, styles, and mineral assemblages. Auriferous structures within the SB Zone are typically hosted by intensely deformed phyllites and associated with quartz, carbonate, feldspar, and pyrite. The Saddle Zone, which is located in between Stockwork and SB zones, hosts the same trend and characteristics of gold mineralization, but with weaker gold distribution. Mineralization within the Hockey Stick Zone likely follows a NW-SE trending tear fault/lateral ramp structure. The zone consists of a broad low-grade (~0.50 g/t Au) corridor consisting of veins and veinlets whose intensity increases towards the central part. The mineralization is associated with metasomatic alteration of varying intensities, styles, and mineral assemblages. Gold mineralization within the Hockey Stick Zone is very similar to the SB and is hosted by intensely deformed phyllites and associated with quartz, carbonate, feldspar, and pyrite. However, Hockey Stick Zone mineralization dips much shallower, at an average angle of 35 degrees and consequently has wider horizontal thickness.

Wireframe solids representing the mineralized domains were constructed based on structural contacts, and gold assay grades. At first, geological interpretations were made on northwest-

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southeast vertical sections, spaced approximately at 50 m. The low-grade mineralization boundaries were defined by geology and a general threshold value of 0.5 g/t Au. Upon review of several grade thresholds, Centerra considered that boundaries defined using 0.5 g/t Au value were appropriate to separate gold mineralized rock from waste rock (Figure 14.2), which shows that the grade above 0.5 g/t Au represents the population for Kumtor gold mineralization. For the Stockwork Zone and the Saddle Zone, low-grade mineralized structures were interpreted in section using Datamine, Studio RM® modelling software. For all other zones, sectional interpretations were done in Leapfrog© Geo software. The interpretations began by assigning mineralization zone codes (Table 14.3) to drill hole intersections, considering the major and local structural controls. A number of subparallel mineralized zones (Table 14.3) were modelled based on broad structural trends, local ramp-and-flat structures in fault / shear zones, location with respect to the Kumtor Upper Thrust and the Lysyi Fault, and overall gold grade distribution in individual mineralization zone. In places, to maintain continuity of thickness and an assumed minimum mining width of 5 m, some intervals less than 0.5 g/t Au were included within the solid boundary. Similarly, consistent zones over 5 m width and having intersections less than 0.5 g/t for more than two consecutive vertical sections, were excluded from the mineralization model as waste. The interpreted upper and lower boundaries of the mineralized domains were snapped to the drill hole contacts. The model interpretations were guided by structural trends, created in Leapfrog© Geo software, to reflect the local variation of attitudes of 3D disposition of gold mineralization.

Continuous subdomains of higher grade mineralization within the 0.5 g/t Au wireframes using a threshold value of 6.0 g/t Au (Table 14.4) were also modelled. The continuity of the high-grade gold mineralization was confirmed by inspection of Leapfrog© grade shells at different cut-offs. Wireframes for high-grade subdomains were constructed with an approach like the low-grade solids. In Leapfrog© Geo software, intervals were selected on sections to define the boundaries of the high-grade solids. The high-grade zones were completely restricted by the low-grade solids.

The exploration team at the Kumtor Mine has developed a fault model using data from diamond core drilling and open pit maps. The model includes major northeast-southwest striking faults, the Lysyi Fault, the Upper Kumtor Thrust and the Lower Kumtor Thrust as well as several subparallel and transverse faults with minor off-sets. These fault systems were considered while developing the wireframe solids. Most of the mineralized zones were well constrained by the subparallel (KUT and Lysyi) with the subparallel system situated between the KUT and the KLT that demonstrate minor offsets along the transverse faults.

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Figure 14.2: Log Probability Plot of Gold Assays in the Entire Exploration Database

Wireframes for 18 low-grade zones (Figure 14.3) and two (2) high-grade zones within low-grade solids for the Central Pit area were constructed. The high-grade solids are entirely constrained by the low-grade wireframes. The mineral wireframes are not constrained by the broad zones that continues from the Stockwork Zone in the northeast to the Hockey Stick Zone in southwest. These low-grade solids were then coded with a four-digit numerical mineralization zone value (Table 14.3). The low-grade domains include two major mineralized structures (mineralization zones 1400 and 1500) that stretch from the Stockwork to SB zones. At the 3,600 m level, zone 1400 has a strike length of around 2,500 m, whereas zone 1500 has 1,700 m of strike length. In Hockey Stick Zone, 1200 is the major mineralized structure having approximately 650 m of strike length at 3600 m level. All other auriferous zones are local in character and subparallel to and located in the hanging wall and foot wall of the major zones. Noticeably, only zones 1400 and 1500 continue down the dip below 3,500-m level. The low-grade wireframes envelop three distinct high-grade zones (Figure 14.3 and

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Table 14.3). The two high-grade zones are both confined within the low-grade 1400 zone where the one in the Stockwork Zone extends to a depth of 3500 m and the other in SB Zone extends to the 3200-m level. The Hockey Stick Zone has one high-grade core limited within low-grade zone 1300. These modelled zones were used to constrain data for geostatistical analysis and grade estimation. For this resource model, the high-grade boundary has been kept as a hard boundary. As such, the volume and samples in the high-grade are a subset of the low-grade volume and samples. The character of the high-grade boundary is discussed later in the section.

Table 14.3: Modelled Low-Grade Mineralization Zones in the Central Pit

Modelled Mineralization Zones	Mineralization Zone Code*	Strike length at 360-0m Elevation
Low grade 1	1200	650
Low grade 1a	1100	420
Low grade 2	1300	< 250
Low grade 2a	1310	< 250
Low grade 2c	1320	< 250
Low grade 2d	1210	< 250
Low grade 3	1400	2500
Low grade 3a	1410	380
Low grade 3b	1600	780
Low grade 3e	1420	< 250
Low grade 4	1500	1700
Low grade 5	1700	1370
Low grade 5b	1720	< 250
Low grade 5c	1710	< 250
Low grade 6	1920	< 250
Low grade 7	1930	< 250
Low grade 8	1940	< 250
Low grade 9	1910	< 250

Note:

*The first digit describes the deposit (1 for Centra Pit), second digit is for the main mineralization zone and the third digit denotes relatively smaller zones in the hanging wall or foot wall of the main zone.

Table 14.4: Modelled High-Grade Mineralization Zones in the Central Pit

Modelled Mineralization Zones	Mineralization Zone Code
High-grade subdomains within low-grade 1300 mineralization zone. This high-grade zone is in Hockey Stick area.	1309
High-grade subdomains within low-grade 1400 mineralization zone. These are present in Stockwork and SB.	1409

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Figure 14.3: 3D Inclined View of the Modelled Low-Grade Mineral Zones in the Central Pit Deposit

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In Figure 14.4, the major mineral high-grade zones are annotated with the orientation looking northeast.

Figure 14.5 presents a plan view of the modelled mineral solids, whereas Figure 14.6, Figure 14.7, and Figure 14.8 show vertical cross-sections in the Stockwork, SB, and Hockey Stick zones, respectively.

Figure 14.4: 3D Inclined View of the Modelled High-Grade Mineral Zones in the Central Deposit

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In Figure 14.4, the major mineral zones are annotated viewed to the northeast.

Figure 14.5: Plan View of the Modelled Mineral Zones in the Central Deposit at 3750 m Level

Au_Kumtor
10
8
5
3
2
1.1
0.85
0.5
+9000 E
+9750 E
+10500 E
+11250 E
N
Mineralization Zone 1600
High Grade within 1400 in Stockwork
+20250 N
Mineralization Zone 1500
Mineralization Zone 1400
Mineralization Zone 1300
+19500 N
High Grade within 1400 in SB
$1550 Resource Pit Shell
Looking down
+18750 N
0
250
500
750
Plan section +3750.00

In Figure 14.5, the major mineral zones are annotated and viewed in plan. The legend for gold values relates to the drill holes (Au g/t).

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Figure 14.6: Vertical Section (Section Line 134) of the Modelled Mineral Zones in the Stockwork

In Figure 14.6, the major mineral zones are annotated and viewed to the northeast. The legend for gold values relates to the drill holes (Au g/t).

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Figure 14.7: Vertical Section (Section Line 22) of the Modelled Mineral Zones in the SB Zone

In Figure 14.7, the major mineral zones are viewed to the northeast. The legend for gold values relates to the drill holes (Au g/t).

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Figure 14.8: Vertical Section (Section Line -66) of the Modelled Mineral Zones in the Hockey Stick Zone

In Figure 14.8, the major mineral zones are viewed to the northeast. The legend for gold values relates to the drill holes (Au g/t).

Sarytor and Southwest Deposits

The Southwest and Sarytor Deposits share the same general litho-structural framework as the Central Deposit. However, the mineralized structures dip at shallower angles, which range from 20 to 50 degrees. The Southwest and Sarytor deposits are believed to share the same geological structures and have been interpreted as being contiguous below the Sarytor Glacier. The Southwest Deposit mineralization extends approximately 1.2 km in a southwest direction to where it meets the Sarytor Deposit beneath the Sarytor Glacier. The Sarytor Deposit mineralization extends an

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additional 0.9 km to the east-northeast from west of the Southwest Deposit. The auriferous zones show similar structural characteristics to those in the Central Pit. Gold mineralization in both the Southwest and the Sarytor deposits is hosted in one major mineralized structure accompanied by relatively smaller and subparallel zones in the hanging wall and footwall sides.

A similar approach to the Central Pit, was taken in modelling gold mineralization in the Southwest and Sarytor Deposits. Low-grade wireframes were constructed using a grade threshold value of 0.5 g/t Au, after identifying individual gold-bearing horizons on vertical sections. In Leapfrog© Geo software, drill hole intersections were coded for each zone before creating the solids. Structural trends for each individual zone were defined to guide the wireframing process to reflect local variations in structural attitudes.

Altogether 11 solids for low-grade domains were constructed for the Southwest and Sarytor Deposits (Table 14.5 as well Figure 14.9). At the 3,800 m level, zone 2100 has a strike length of around 1,050 m, whereas zone 3100 has 815 m of strike length. The general strike direction of the Southwest wireframes is approximately 55 degrees azimuth and dip at approximately 20 to 25 degrees towards the southwest; and that for Sarytor wireframes is approximately 115° azimuth and dip at approximately 25 to 30 degrees toward the southeast.

Figure 14.10 presents a plan view of the modelled mineral solids, whereas Figure 14.11, and Figure 14.12 show vertical sections in the Southwest and the Sarytor Deposits, respectively.

Underground Mineralization Model and Wireframes

No separate wireframes were created for potential underground operations. A single geology model, comprising the mineralization zones, was created covering the extent of exploration in the three deposits with a grade threshold value of 0.5 g/t Au. Part of the deposits, which are amenable for underground extraction, have been defined after completion of the conceptual pit shell.

Overburden Model

The Mining Geology team of KGC supplied an overburden model, that included solids for ice, glacial till/moraine and waste rock. The block model was coded with these overburden materials and corresponding density values were assigned before grade estimation (Table 14.10).

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Table 14.5: Modelled Low-Grade Mineralization Zones in the Southwest and Sarytor Deposits

Modelled Mineralization Zones	Mineral Zone Code	Strike Length at 3800-m Elevation
Low grade 1	2100	1050
Low grade 1a	2110	< 250
Low grade 1b	2120	525
Low grade 1c	2130	< 250
Low grade 1d	2140	< 250
Low grade 1e	2150	< 250
Low grade 2	3100	815
Low grade 2a	3110	430
Low grade 2b	3120	< 250
Low grade 3	3200	530
Low grade 4	3300	< 250

Note:

*The first digit describes the deposit (1 for Centra Pit), second digit is for the main mineralization zone and the third digit denotes relatively smaller zones in the hanging wall or foot wall of the main zone.

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Figure 14.9: 3D Inclined View of the Modelled Low-Grade Mineral Zones in the Southwest and Sarytor Deposits

In Figure 14.9, the major mineral zones are annotated with the orientation looking north.

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Figure 14.10: Plan View of the Modelled Mineral Zones in the Southwest and Sarytor Deposits at 3850 m Level

In Figure 14.10, the major mineral zones are annotated. The legend for gold values relates to the drill holes (Au g/t).

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Figure 14.11: Vertical Section (Section Line -230) of the Modelled Mineral Zones in the Southwest Deposit

In Figure 14.11, the major mineral zones are annotated with the orientation viewed to the northeast.

The legend for gold values relates to the drill holes (Au g/t).

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Figure 14.12: Vertical Sectional (Section Line -294) View of the Modelled Mineralization Zones in the Sarytor Deposit

In Figure 14.12, the major mineral zones are annotated with the orientation viewed to the northeast.

The legend for gold values relates to the drill holes (Au g/t).

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Exploratory Data Analysis

The raw sample database consisting of intervals within the modelled mineral zones, includes 101,225 sampled intervals (100,529.70 m), 7,577 sampled intervals (7,516.45 m), and 7,745 sampled intervals (6,999.50 m) for the Central, Southwest, and Sarytor Deposits, respectively. In the Central Pit, out of 101,225 intervals, 87,837 intervals have gold assays. In the entire database of raw samples, there are 210 intervals (2,085.27 m) having length of more than 5 m, however only 25 (227.47 m) of these intervals have gold assay values. Therefore, Centerra concluded that the intervals exceeding the 5 m length intervals, would have no material effect on the subsequent geostatistical analysis.

The average sample length of the raw assay database is 1.00 m. In the Central Pit, approximately 63 percent of the database, within modelled mineralization, is comprised of one metre intervals with a minimum sample length of 0.05 m while the maximum sample length is 43.70 m (Figure 14.13). For the Southwest Deposit, approximately 72 percent of the sampled intervals are of 1.00 metre length with a minimum of 0.10 m and maximum of 41.93 m (Figure 14.14). Whereas in Sarytor Deposit, 1.00 m intervals comprise approximately 65 percent of total raw samples with a minimum of 0.25 m and maximum of 3.00 m (Figure 14.15).

Figure 14.13: Histogram and XY Scatter Plot of Raw Sample Length in the Central Pit Deposit

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Figure 14.14: Histogram and XY Scatter of Raw Sample Length in the Southwest Deposit

Figure 14.15: Histogram and XY Scatter Plot of Raw Sample Length in the Sarytor Deposit

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Considering the original sample’s length, general dimensions of the mineralized zones, density of the drilling, block size, and the projected open pit operation with 10 m bench height, all assay samples were composited to 2 m length for geostatistical analysis. Compositing was done on intervals within modelled low-grade wireframes at which point the high-grade zones were not considered. Upon interpreting the high-grade solids, composites were selected within these solids, and were assigned appropriate high-grade mineralization zone codes. Therefore, high-grade composites are a subset data of the low-grade composites. Compositing was done prior to any capping analysis. During the exploratory data analysis, Centerra noticed that a significant proportion of raw assays were sampled at less than one 1.0 m intervals (Figure 14.13, Figure 14.14, and Figure 14.15). This is justified when sampling narrow gold-bearing structures to avoid any dilution with surrounding relatively poorly mineralized rock.

Basic statistics of the raw gold assay data are summarized in Figure 14.16 and Figure 14.17 for Central Pit, Southwest, and Sarytor deposits, respectively.

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Figure 14.16: Box and Whisker Plot of Raw Gold Assays in Central Pit

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Figure 14.17: Box and Whisker Plot of Raw Gold Assays in the Southwest and the Sarytor Deposits

In the above Figure, resource domains are along the Y-axis. The mean is indicated by the red diamond and the median is indicated by the line that crosses the inside of the box.

Outlier Analysis

Before any capping analysis, composites were further sub-divided into the mineral zones of the Central Deposit and were then assigned with a domain code, which is a combination of deposit, zones of Central Pit and modelled mineralization zones. Each zone of the Central Deposit has a numerical code, which listed in Table 14.6. The Southwest and the Sarytor Deposits have assigned a zone code of 20000. The final resource domain is a six-digit numerical code, which is the

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mineralization code followed by the first two digits of the zone codes listed in Table 14.6. The final resource model has 57 domains (Table 14.7) that cover the high-grade subdomains. The resource domains correspond to the low-grade wireframes and thus all composites within the wireframes, inclusive of the high-grade zones. These include 43 domains in the Central Pit, 9 in the Southwest and 5 in the Sarytor Deposit. Composite gold assays of all resource domains are presented in Box-and-Whisker plots for the Central Pit and the Southwest and the Sarytor together in Figure 14.16 and Figure 14.17, respectively.

Table 14.6: List of Zones, Based on Mineralization Style, in the Central Pit Deposit and Codes Used

Zone	Code
Hockey Stick	10000
SB	12000
SB West	11000
Saddle	13000
Lower Saddle	16000
Upper Stockwork	14000
Lower Stockwork	15000
Southwest & Sarytor	20000

Centerra reviewed the gold composites respectively within each domain to identify possible grade outliers that could bias the Mineral Resource estimate. The analysis involved an initial assessment of the composited gold grades in each mineral zone and individual domain, which were constrained within the Stockwork, Saddle, SB, and Hockey Stick zones.

The respective probability plots and histograms were examined in detail to identify potential outlier data and define the level of capping. After a review of all the respective graphs and statistical data, 21 domains out of 57, were capped with each domain having different capping levels (Table 14.7). One of the capping exercise objectives was to keep the coefficient of variation (CV) of the gold composites relatively low, in the range between 1.5 to 2.0.

Composites within the high-grade subdomains, a subset of the low-grade composites, were evaluated and capped separately. Table 14.8 presents comparative statistics between raw samples, composites, and capped composites.

All Composites and High-Grade Cap is for Composites within High-Grade Solids.

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Table 14.7: List of Applied Capping Levels by Domain

Deposit	Domain	Capping (g/t Au)	No. of Sample Capped	Percentile Capped at	Percent of Metal cut	High-Grade Cap (g/t Au)
	110010	no cap	—	—	—	—
	120010	11.0	21	96.9	28.4	—
	121010	no cap	—	—	—	—
	130010	22.0	27	98.7	5.1	30
	130011	no cap	—	—	—	—
	130012	3.0	7	96.5	9.8	—
	131010	no cap	—	—	—	—
	132010	no cap	—	—	—	—
	132011	no cap	—	—	—	—
	140010	8.0	2	96	6.7	—
	140011	30.0	20	98.3	24.1	—
	140012	40.0	157	98	24.8	60
	140013	20.0	5	99.7	3.6	—
	140014	50.0	38	99.6	2.5	70
	140015	40.0	23	99.4	4.3	60
	140016	15.0	5	99.4	3.4	—
	141011	no cap	—	—	—	—
	141012	no cap	—	—	—	—
	142011	8.0	2	96.3	18.8	—
Central Pit	142012	no cap	—	—	—	—
	150010	no cap	—	—	—	—
	150012	no cap	—	—	—	—
	150013	no cap	—	—	—	—
	150014	no cap	—	—	—	—
	150015	10.0	13	98.9	8.4	—
	150016	6.0	5	99.1	5.2	—
	160012	no cap	—	—	—	—
	160013	no cap	—	—	—	—
	160014	15.0	14	99.4	5.1	—
	160015	no cap	—	—	—	—
	160016	3.0	—	—	—	—
	170014	no cap	—	—	—	—
	170015	no cap	—	—	—	—
	171015	no cap	—	—	—	—
	172015	8.0	4	97.1	24.5	—
	191010	no cap	—	—	—	—
	191012	no cap	—	—	—	—
	192014	no cap	—	—	—	—
	192015	no cap	—	—	—	—

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Deposit	Domain	Capping (g/t Au)	No. of Sample Capped	Percentile Capped at	Percent of Metal cut	High-Grade Cap (g/t Au)
	193014	no cap	—	—	—	—
	193015	no cap	—	—	—	—
	194014	no cap	—	—	—	—
	194015	no cap	—	—	—	—
	120020	no cap	—	—	—	—
	130020	no cap	—	—	—	—
	140020	no cap	—	—	—	—
	210020	30.0	7	99.7	2.3	—
	211020	22.0	6	97.8	10.3	—
Southwest	212020	10.0	8	98.8	7.5	—
	213020	no cap	—	—	—	—
	214020	no cap	—	—	—	—
	215020	no cap	—	—	—	—
	310020	10.0	10	99.4	2.4	—
	311020	no cap	—	—	—	—
Sarytor	312020	2.5	25	91.4	22.4	—
	320020	no cap	—	—	—	—
	330020	no cap	—	—	—	—

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Table 14.8: Basic Statistics Comparing Raw, Composites and Capped Composites in Low-Grade Domains (All Data)

		Raw					2m Composites						Capped Composites
Deposit	Domain	No. of Samples	Min. (Au g/t)	Max. (Au g/t)	Mean (Au g/t)	Coefficient of Variation	No. of Samples	Min. (Au g/t)	Max. (Au g/t)	Mean (Au g/t)	Coefficient of Variation	No. of Samples	Min. (Au g/t)	Max. (Au g/t)	Mean (Au g/t)	Coefficient of Variation
	110010	678	0.01	10.5	0.48	1.78	293	0.01	4.47	0.45	1.32	293	0.01	4.47	0.45	1.32
	120010	1504	0.01	331	1.85	5.32	668	0.01	119.25	1.84	3.45	668	0.01	11	1.32	1.74
	121010	342	0.01	10.58	0.81	1.54	128	0.01	6.94	0.77	1.32	128	0.01	6.94	0.77	1.32
	130010	4772	0.01	221.97	2.5	2.7	2053	0.01	76.23	2.46	1.9	2053	0.01	22	2.33	1.72
	130011	197	0.03	58.35	1.81	2.83	86	0.07	24.23	2.58	1.64	86	0.07	24.23	2.58	1.63
	130012	509	0.01	10.8	0.84	1.56	201	0.02	8.17	0.88	1.24	201	0.02	3	0.79	0.92
	131010	281	0.01	80.97	1.8	3.87	121	0.01	19.66	1.63	1.93	121	0.01	19.66	1.63	1.93
	132010	34	0.05	3.61	0.54	1.28	15	0.16	2	0.51	0.9	15	0.16	2	0.51	0.87
	132011	65	0.01	16.39	1.1	1.9	26	0.09	2.63	0.93	0.73	26	0.09	2.63	0.93	0.72
	140010	134	0.02	26.71	1.92	1.74	50	0.07	13.81	2.08	1.29	50	0.07	8	1.94	1.11
	140011	2579	0.01	1331.7	5.48	5.51	1143	0.01	762.15	5.22	4.75	1143	0.01	30	3.96	1.45
	140012	17075	0.01	828.33	5.47	4.37	7695	0.01	635.3	5.45	3.62	7695	0.01	40	4.09	1.77
	140013	4224	0.01	238.08	1.68	2.8	1946	0.02	108.49	1.69	1.96	1946	0.02	20	1.62	1.3
	140014	21097	0.01	326.7	4.41	2.08	9915	0.01	188.22	4.39	1.75	9915	0.01	50	4.28	1.52
	140015	7886	0.01	531.52	3.52	3.03	3586	0.01	139.88	3.49	2	3586	0.01	40	3.34	1.61
	140016	1772	0.01	55.26	1.98	1.85	810	0.01	34.93	1.98	1.44	810	0.01	15	1.91	1.22
	141011	180	0.02	57.61	1.78	2.72	69	0.1	30.24	1.75	2.23	69	0.1	30.24	1.75	2.21
	141012	240	0.01	50.58	1.25	3.03	100	0.01	18.26	1.22	1.82	100	0.01	18.26	1.22	1.81
	142011	136	0.02	63.22	2.57	2.43	54	0.13	31.76	2.34	1.88	54	0.13	8	1.9	0.98
	142012	91	0.02	7.63	0.81	1.29	37	0.06	4.03	0.8	0.91	37	0.06	4.03	0.8	0.9
	150010	211	0.01	21.14	1.17	1.95	84	0.06	9.87	1.18	1.49	84	0.06	9.87	1.18	1.48
	150012	2488	0.01	23.5	0.97	1.72	1070	0.01	14.37	1.03	1.38	1070	0.01	14.37	1.02	1.38
Central Pit	150013	2045	0.01	28.73	1.62	1.36	871	0.03	16.83	1.7	1.13	871	0.03	16.83	1.7	1.13
	150014	973	0.01	33.9	1.52	1.55	486	0.01	11.25	1.43	1.21	486	0.01	11.25	1.43	1.21
	150015	2547	0.01	81.2	1.44	2.36	1175	0.03	44.35	1.56	1.89	1175	0.03	10	1.43	1.28
	150016	1286	0.01	32.2	1.03	1.83	575	0.01	17	1.01	1.44	575	0.01	6	0.96	1.13
	160012	272	0.01	8.55	0.96	1.25	123	0.01	5.53	0.97	0.93	123	0.01	5.53	0.97	0.93
	160013	300	0.01	5.81	0.69	1.25	125	0.01	4.6	0.75	1.02	125	0.01	4.6	0.75	1.02
	160014	5679	0.01	125.5	1.68	2.22	2390	0.01	91.67	1.86	1.77	2390	0.01	15	1.77	1.2
	160015	4399	0.01	75.7	1.54	2.35	1983	0.03	40.63	1.63	1.84	1983	0.03	40.63	1.62	1.84
	160016	318	0.01	81.4	0.93	4.97	140	0.01	21.76	0.87	2.47	140	0.01	3	0.66	0.99
	170014	362	0.01	84	2.99	2.14	171	0.03	44.09	2.63	1.87	171	0.03	44.09	2.63	1.86
	170015	1174	0.01	51.31	1.7	2.3	481	0.01	20.9	1.75	1.61	481	0.01	20.9	1.75	1.6
	171015	186	0.03	54.38	1.79	2.65	71	0.05	27.44	1.72	2.03	71	0.05	27.44	1.72	2.01
	172015	263	0.03	71.18	2.19	2.74	107	0.08	39.46	2.25	2.12	107	0.08	8	1.69	1.33
	191010	21	0.14	4.75	0.84	1.23	10	0.27	2.67	0.82	0.94	10	0.27	2.67	0.82	0.89
	191012	342	0.01	13.6	0.87	1.69	151	0.03	11.84	0.88	1.46	151	0.03	11.84	0.88	1.46
	192014	197	0.01	18.8	1.23	1.52	88	0.02	9.76	1.21	1.15	88	0.02	9.76	1.21	1.14
	192015	105	0.01	3.45	0.9	0.75	59	0.04	2.65	0.99	0.63	59	0.04	2.65	0.99	0.62
	193014	217	0.01	14.29	0.59	1.99	103	0.01	8.85	0.58	1.65	103	0.01	8.85	0.58	1.65
	193015	42	0.03	1.6	0.51	0.8	20	0.05	1	0.51	0.58	20	0.05	1	0.51	0.57
	194014	192	0.01	11.45	0.89	2.02	100	0.01	10.04	0.82	1.67	100	0.01	10.04	0.82	1.66
	194015	12	0.07	1.12	0.47	0.69	5	0.1	0.77	0.47	0.58	5	0.1	0.77	0.47	0.52
	120020	154	0.01	15.65	1.09	2.11	66	0.01	11.48	1.08	1.81	66	0.01	11.48	1.08	1.8
	130020	217	0.03	30.56	1.41	2.13	96	0.05	16.67	1.43	1.76	96	0.05	16.67	1.43	1.75
	140020	39	0.03	15.48	3.12	1.09	17	0.49	13.66	3.39	0.92	17	0.49	13.66	3.39	0.89
	210020	5012	0	133.07	2.1	2.23	2445	0	73.46	2.09	1.85	2445	0	30	2.04	1.62
	211020	595	0.01	160.27	3.74	2.63	277	0.01	91.06	3.67	2.07	277	0.01	22	3.29	1.51
Southwest	212020	1434	0.01	56.4	1.33	2.33	686	0.01	34.14	1.28	1.88	686	0.01	10	1.18	1.55
	213020	224	0.01	7.82	1.39	1.02	99	0.01	6.15	1.43	0.82	99	0.01	6.15	1.43	0.81
	214020	187	0.01	5.14	0.79	1.11	82	0.01	4.52	0.78	0.81	82	0.01	4.52	0.78	0.81
	215020	125	0.01	5.64	0.73	1.17	55	0.01	3.58	0.72	0.97	55	0.01	3.58	0.72	0.96
	310020	4014	0.01	91	1.61	1.59	1773	0.01	23.75	1.63	1.18	1773	0.01	10	1.59	1.08
	311020	577	0.01	17.88	1.09	1.63	249	0.01	10.13	1.05	1.25	249	0.01	10.13	1.05	1.25
Sarytor	312020	669	0.01	104.63	1.22	3.55	292	0.01	31.61	1.22	2.03	292	0.01	2.5	0.94	1.22
	320020	1220	0.01	114.08	4.13	2.01	523	0.01	66.29	4.17	1.79	523	0.01	66.29	4.17	1.79
	330020	1265	0.01	37.03	1.84	1.62	565	0.01	20.51	1.83	1.28	565	0.01	20.51	1.83	1.28

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Spatial Continuity

Spatial variance of capped gold composite data was evaluated using variogram models with a normal-score transformation. Snowden Supervisor© geostatistical software was used to generate all the experimental and model variograms.

Although an attempt was made to model directional variograms for all the domains, variogram modelling was only successful for the major domains with sufficient composite data. These include mineral zone 1400 in the Stockwork (domains 140014, 140015), the Saddle (domain 140013), the SB (domain 140012), and the SB West (domain 140011); mineral zone 1600 in Stockwork (domains 160014, 160015); mineral zone 2100 in the Southwest (domain 210020); and mineral zones 3200 and 3300 in the Sarytor (domains 320020, 330020). Variogram parameters and anisotropic ranges for all other domains were derived from either combining geologically similar mineral zones (within same geological trend, having similar grade distribution and spatially located close to each other) or adopted from the major mineralization zone, to which it is related (i.e., in hanging wall or foot wall).

Variogram modelling suggests that in the Central Pit area, anisotropy exists parallel or subparallel to the main mineralization trend with a moderate plunge (30 to 40 degrees) to the southwest. Figure 14.18 provides an example ellipse. In most of the domains, the anisotropic ranges in major and semi-major directions are similar. In the Southwest and the Sarytor, anisotropy is subparallel the modelled mineralization zone; however, the range along the strike is higher compared to down dip.

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Figure 14.18: An Example Variogram Ellipse Derived from a Directional Anisotropic Variogram Model

In Figure 14.18, the search ellipsoid is for domain 140014 for first pass estimation with mineralization wireframe in green colour in the background.

Table 14.9 presents the modelled variogram parameters.

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Table 14.9: Modelled Variogram Parameters for all Domains

		Structure 1				Structure 2				Datamine Rotation
Domain	Nugget	Variance	Range (m)			Variance	Range (m)
			1	2	3		1	2	3	Z	X	Z
110010	0.24	0.43	51	56	15	0.33	116	111	25	140	50	160
120010	0.24	0.43	51	56	15	0.33	116	111	25	140	50	160
121010	0.24	0.43	51	56	15	0.33	116	111	25	140	50	160
130010	0.24	0.43	51	56	15	0.33	116	111	25	140	50	160
130011	0.24	0.43	51	56	15	0.33	116	111	25	140	50	160
130012	0.24	0.43	51	56	15	0.33	116	111	25	140	50	160
131010	0.24	0.43	51	56	15	0.33	116	111	25	140	50	160
132010	0.24	0.43	51	56	15	0.33	116	111	25	140	50	160
132011	0.24	0.43	51	56	15	0.33	116	111	25	140	50	160
140010	0.28	0.51	51	35	11	0.21	142	116	24	135	50	125
140011	0.23	0.44	33	30	15	0.32	160	187	44	130	40	120
140012	0.28	0.51	51	35	11	0.21	142	116	24	135	50	125
140013	0.32	0.46	48	32	3	0.22	84	85	18	145	50	-140
140014	0.22	0.47	31	32	12	0.31	117	110	23	140	50	-70
140015	0.24	0.49	31	33	7	0.27	139	118	20	120	50	125
140016	0.32	0.46	48	32	3	0.22	84	85	18	145	50	-140
141011	0.23	0.44	33	30	15	0.32	160	187	44	130	40	120
141012	0.28	0.51	51	35	11	0.21	142	116	24	135	50	125
142011	0.23	0.44	33	30	15	0.32	160	187	44	130	40	120
142012	0.28	0.51	51	35	11	0.21	142	116	24	135	50	125
150010	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
150012	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
150013	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
150014	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
150015	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
150016	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
160012	0.2	0.52	28	30	12	0.28	113	108	23	140	50	90
160013	0.2	0.52	28	30	12	0.28	113	108	23	140	50	90
160014	0.2	0.52	28	30	12	0.28	113	108	23	140	50	90
160015	0.29	0.48	52	53	4	0.23	159	139	20	140	40	160
160016	0.2	0.39	20	16	12	0.41	100	64	41	140	40	160
170014	0.22	0.47	31	32	12	0.31	117	110	23	140	50	-70
170015	0.24	0.49	31	33	7	0.27	139	118	20	120	50	125
171015	0.24	0.49	31	33	7	0.27	139	118	20	120	50	125
172015	0.24	0.49	31	33	7	0.27	139	118	20	120	50	125
191010	0.27	0.43	75	35	7	0.3	99	95	39	140	50	60
191012	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
192014	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
192015	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
193014	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
193015	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
194014	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
194015	0.25	0.43	93	34	7	0.32	155	89	29	140	35	100
120020	0.24	0.43	51	56	15	0.33	116	111	25	140	50	160
130020	0.24	0.43	51	56	15	0.33	116	111	25	140	50	160
140020	0.28	0.51	51	35	11	0.21	142	116	24	135	50	125
210020	0.26	0.38	48	23	11	0.36	148	89	37	120	30	0
211020	0.26	0.38	48	23	11	0.36	148	89	37	120	30	0
212020	0.26	0.38	48	23	11	0.36	148	89	37	120	30	0
213020	0.23	0.44	20	36	12	0.32	118	88	17	-170	30	180
214020	0.23	0.44	20	36	12	0.32	118	88	17	-170	30	180
215020	0.26	0.38	48	23	11	0.36	148	89	37	120	30	0
310020	0.23	0.44	20	36	12	0.32	118	88	17	-170	30	180
311020	0.23	0.44	20	36	12	0.32	118	88	17	-170	30	180
312020	0.23	0.44	20	36	12	0.32	118	88	17	-170	30	180
320020	0.27	0.37	64	36	12	0.35	137	88	17	-170	30	95
330020	0.26	0.38	31	25	12	0.36	114	98	41	150	45	40

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Bulk Density

This part of the report has been adopted from the 2015 NI 43-101 Technical Report (Reid, et al., 2015), as there is no change in the density data or calculations. The density of mineralized zones of the Kumtor Deposit have been extensively tested and determined using several methods including densitometer, mineral composition, and gamma. In addition, the density was further investigated by bulk methods during underground development. The Central Laboratory of Kyrgyz Geology (CLKG) analysed 200 samples collected from different mineralized zones. Densities range from 2.51 t/m³ to 3.23 t/m³ and average 2.85 t/m³.

The average densities from the different methods of determination as summarized by CLKG are:

•	Volume mass determination	2.86 t/m³

•	Densitometer measurements	2.88 t/m³

•	Blast holes using gamma	2.84 t/m³

•	Mineral composition	2.93 t/m³

The determination of the density by mineral composition is a theoretical calculation based on the weight and percentage of the mineral within the sample. The results of this method were not used to determine the overall density of the material.

In the spring of 1993, Kumtor shipped 1.5 tonnes of mineralized material to Lakefield Research Inc. (Lakefield) in Canada for metallurgical testing. The specific gravity of the bulk sample was determined at 2.85 t/m³, which agrees with the results of the estimates determined by CLKG. The bulk density values used by Centerra to assign tonnage are listed in Table 14.10 by material type. The material type “rock,” Table 14.10, covers all in-situ materials including gold mineralization.

Table 14.10: Resource Model Bulk Density

Material Type	Code in Model*	Density (g/cm³)
Glacial Ice	1	0.92
Glacial Till/Moraine	2	2.30
Waste Rock	3	2.30
Rock (in-situ)	99	2.85

Note: *Coded as “OBMAT” in the block model.

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Block Model

A rotated block model aligned with the local Kumtor Mine grid was constructed to cover the entire extent of the modelled mineralization, including the potential limits of underground operations. This single block model, with parent block size of 10 m by 10 m by 10 m, covers the Central Pit, the Southwest and the Sarytor. The model was rotated by 319 degrees along Z-axis, with Datamine Studio RM® conversion, to align with the general southwest-northeast trend of the gold mineralization Table 14.11. The subcell function of Datamine Studio RM® was applied with one level of sub cells on the XY plane to replicate the wireframe volume.

Table 14.11: Kumtor Block Model Parameters

	X	Y	Z
Minimum	8,320.42	15,847.17	2,900.00
Maximum	14,820.42	18,647.17	4,700.00
Parent Block Size	10	10	10
Number of Blocks	650	280	180
Rotation	—	—	319.00

Before grade estimation, all model blocks were assigned with domain, mineralization and overburden codes and respective density values (Table 14.10). The volumes of the mineral domains in the block model were compared to the volumes from the mineral wireframes and the average difference was 0.08 percent (Table 14.12).

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Table 14.12: Comparison between Wireframe Volume and Block Model

Modelled Mineralization Zone	Wireframe Volume (m3)	Block Model Volume (m3)	Difference (Wireframe/Model)
1100	2,788,154	2,783,923	0.15%
1200	6,743,035	6,745,194	-0.03%
1210	986,971	986,849	0.01%
1300	15,975,416	15,976,953	-0.01%
1310	366,585	366,586	0.00%
1320	271,105	271,133	-0.01%
1400	138,007,624	137,765,069	0.18%
1410	816,471	816,855	-0.05%
1420	385,685	385,787	-0.03%
1500	64,482,069	64,485,933	-0.01%
1600	29,641,630	29,644,745	-0.01%
1700	6,533,481	6,530,385	0.05%
1710	174,314	174,280	0.02%
1720	453,447	453,460	0.00%
1910	2,115,014	2,114,555	0.02%
1920	815,293	815,046	0.03%
1930	826,996	826,929	0.01%
1940	1,105,315	1,105,231	0.01%
2100	16,061,357	16,060,945	0.00%
2110	1,397,465	1,397,474	0.00%
2120	5,280,143	5,280,225	0.00%
2130	426,348	426,405	-0.01%
2140	217,351	217,286	0.03%
2150	212,539	212,528	0.01%
3100	12,162,982	12,161,189	0.01%
3110	807,010	806,938	0.01%
3120	626,471	626,486	0.00%
3200	2,008,150	2,008,075	0.00%
3300	727,188	727,702	-0.07%

Grade Estimation

Centerra defined a grade estimation strategy based on the geologic interpretation and statistical behaviour of the gold composites. Gold grades were estimated inside each resource domain separately using Datamine Studio RM® software.

The gold values were interpolated into the block model using OK, as the primary estimator. Along with OK, blocks were also estimated using Inverse Distance Squared (ID2) and Inverse Distance Cubed (ID3) as secondary estimators for validation purposes. Only parent block values were estimated, and sub-blocks were assigned the parent block values. All individually coded domains were estimated separately using hard boundaries so that composites from adjacent zones could not have any effect on the domain being estimated. However, Centerra used hard boundaries for the high-grade subdomains. That is high-grade subdomains were estimated using the high-grade

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composites only, but the low-grade domains were estimated using all capped composites. A careful investigation of gold composites across the high-grade boundaries reveals that change in grade is gradual. This can also be seen in the contact plots between gold grades inside and outside of the high-grade subdomains (Figure 14.19). Moreover, these boundaries are purely based on grade distribution and not actual geological contacts. Firstly, all the blocks within the low-grade envelops, including the high-grade subdomains, were estimated using all capped composites (“low-grade model”). Following that, the blocks within the high-grade subdomains were estimated using composites evaluated separately for these subdomains (“high-grade model”). Finally, these two models were merged to replace the gold values in the low-grade model with that of the high-grade model. A statistical comparison was made on global gold grades in each domain with and without high-grade subdomains. It was found that inclusion of high-grade subdomains in domains 130010, 140011, 140012, and 150012 resulted in an overestimation of gold, whereas high-grade subdomains did not have a significant impact on the global gold grade in domains 160014 and 160015. Therefore, the final block model has high-grade subdomains only for domains 140014 and 140015.

Figure 14.19: Contact Plot of Capped Composite Gold Grade

Note: High-Grade Boundary in Mineralization Zone 1300 (Left) and Mineralization Zone 1400 (Right).

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For both the high-grade and low-grade zones, grade estimation was completed in three successive passes using search volume and estimation parameters presented in Table 14.13 and Table 14.14, respectively. Search ellipse distances were derived from directional variogram models (Table 14.9). Block discretization was set at 3 by 3 by 3 to provide a sense of change in volume between the samples and a block. For gold grade estimation, Centerra used a dynamic search volume in place of a fixed search volume as a control for local variation in attitudes of the mineralized structures. A contact surface was created, through manually digitizing strings on sections, reflecting the broad structural trend of the mineralization along the strike and down the dip. This surface was then used as guidance for orientation of search volumes. In this process, Datamine Studio RM® software allowed each block to have its own dynamic search volume, based on structural attitudes.

The first estimation pass considered search neighbourhoods adjusted to 1⁄4 of the modelled variogram second structure ranges in the Stockwork and Saddle zones and 1/3 in other zones, including Southwest and Sarytor. The maximum number of informing composites was set at 12 for Stockwork and Saddle and 16 for other zones. The minimum number of composite samples was set at eight for Stockwork and Saddle and 10 for other zones. The maximum number of informing composites from a single borehole was restricted to four.

The search neighbourhoods were factored to double the first search radii for the second pass, and the minimum number of informing composites was reduced to 6 for Stockwork and Saddle and 8 for other zones. For the third pass search volume was factored three times the first pass search radii with no other changes to the number of composite samples used.

For gold grades interpolation in the high-grade subdomains, estimation, and search parameters of the corresponding low-grade domains, were used. The Search Distances are on Rotated Plane.

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Table 14.13: Search Ellipse Parameters

Domain	Datamine Rotation			Search Distance: First Pass			Search Distance: Second Pass			Search Distance: Third Pass
	Z	X	Z	X	Y	Z	X	Y	Z	X	Y	Z
110010	140	50	160	39	37	10	78	74	20	117	111	30
120010	140	50	160	39	37	10	78	74	20	117	111	30
121010	140	50	160	39	37	10	78	74	20	117	111	30
130010	140	50	160	39	37	10	78	74	20	117	111	30
130011	140	50	160	39	37	10	78	74	20	117	111	30
130012	140	50	160	39	37	10	78	74	20	117	111	30
131010	140	50	160	39	37	10	78	74	20	117	111	30
132010	140	50	160	39	37	10	78	74	20	117	111	30
132011	140	50	160	39	37	10	78	74	20	117	111	30
140010	135	50	125	36	29	10	72	58	20	108	87	30
140011	130	40	120	40	47	11	120	141	33	160	188	44
140012	135	50	125	36	29	10	72	58	20	108	87	30
140013	145	50	-140	21	21	10	42	42	20	63	63	30
140014	140	50	-70	29	28	10	58	56	20	87	84	30
140015	120	50	125	35	30	10	70	60	20	105	90	30
140016	145	50	-140	28	28	10	56	56	20	84	84	30
141011	130	40	120	53	62	15	106	124	30	159	186	45
141012	135	50	125	47	39	10	94	78	20	141	117	30
142011	130	40	120	53	62	15	106	124	30	159	186	45
142012	135	50	125	47	39	10	94	78	20	141	117	30
150010	140	35	100	52	30	10	104	60	20	156	90	30
150012	140	35	100	52	30	10	104	60	20	156	90	30
150013	140	35	100	39	22	10	78	44	20	117	66	30
150014	140	35	100	39	22	10	78	44	20	117	66	30
150015	140	35	100	39	22	10	78	44	20	117	66	30
150016	140	35	100	39	22	10	78	44	20	117	66	30
160012	140	50	90	38	36	10	76	72	20	114	108	30
160013	140	50	90	38	36	10	76	72	20	114	108	30
160014	140	50	90	38	36	10	76	72	20	114	108	30
160015	140	40	160	40	35	10	80	70	20	120	105	30
160016	140	40	160	33	21	14	66	42	28	99	63	42
170014	140	50	-70	39	37	10	78	74	20	117	111	30
170015	120	50	125	46	39	10	92	78	20	138	117	30
171015	120	50	125	46	39	10	92	78	20	138	117	30
172015	120	50	125	46	39	10	92	78	20	138	117	30
191010	140	50	60	33	32	13	66	64	26	99	96	39
191012	140	35	100	52	30	10	104	60	20	156	90	30
192014	140	35	100	39	22	10	78	44	20	117	66	30
192015	140	35	100	39	22	10	78	44	20	117	66	30
193014	140	35	100	39	22	10	78	44	20	117	66	30
193015	140	35	100	39	22	10	78	44	20	117	66	30
194014	140	35	100	39	22	10	78	44	20	117	66	30
194015	140	35	100	39	22	10	78	44	20	117	66	30
120020	140	50	160	39	37	10	78	74	20	117	111	30
130020	140	50	160	39	37	10	78	74	20	117	111	30
140020	135	50	125	36	29	10	72	58	20	108	87	30
210020	120	30	0	49	30	12	98	60	24	147	90	36
211020	120	30	0	49	30	12	98	60	24	147	90	36
212020	120	30	0	49	30	12	98	60	24	147	90	36
213020	-170	30	180	39	29	10	78	58	20	117	87	30
214020	-170	30	180	39	29	10	78	58	20	117	87	30
215020	120	30	0	49	30	12	98	60	24	147	90	36
310020	-170	30	180	39	29	10	78	58	20	117	87	30
311020	-170	30	180	39	29	10	78	58	20	117	87	30
312020	-170	30	180	39	29	10	78	58	20	117	87	30
320020	-170	30	95	46	29	10	92	58	20	138	87	30
330020	150	45	40	38	33	14	76	66	28	114	99	42

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Table 14.14: Grade Estimation Parameters

Domain	First Pass Composites		Second Pass Composites		Third Pass Composites		Maximum Composite
	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum	per Drill Hole
110010	10	16	8	20	6	22	4
120010	10	16	8	20	6	22	4
121010	10	16	8	20	6	22	4
130010	10	16	8	20	6	22	4
130011	10	16	8	20	6	22	4
130012	10	16	8	20	6	22	4
131010	10	16	8	20	6	22	4
132010	10	16	8	20	6	22	4
132011	10	16	8	20	6	22	4
140010	10	16	8	20	6	22	4
140011	10	16	8	20	6	22	4
140012	10	16	8	20	6	22	4
140013	8	12	6	18	5	20	4
140014	8	12	6	18	5	20	4
140015	8	12	6	18	5	20	4
140016	8	12	6	18	5	20	4
141011	10	16	8	20	6	22	4
141012	10	16	8	20	6	22	4
142011	10	16	8	20	6	22	4
142012	10	16	8	20	6	22	4
150010	10	16	8	20	6	22	4
150012	10	16	8	20	6	22	4
150013	8	12	6	18	5	20	4
150014	8	12	6	18	5	20	4
150015	8	12	6	18	5	20	4
150016	10	16	6	18	5	20	4
160012	10	16	8	20	6	22	4
160013	8	12	6	18	5	20	4
160014	8	12	6	18	5	20	4
160015	8	12	6	18	5	20	4
160016	8	12	6	18	5	20	4
170014	8	12	6	18	5	20	4
170015	8	12	6	18	5	20	4
171015	8	12	6	18	5	20	4
172015	8	12	6	18	5	20	4
191010	10	16	8	20	6	22	4
191012	10	16	8	20	6	22	4
192014	8	12	6	18	5	20	4
192015	8	12	6	18	5	20	4
193014	8	12	6	18	5	20	4
193015	8	12	6	18	5	20	4
194014	8	12	6	18	5	20	4
194015	8	12	6	18	5	20	4
120020	10	16	8	20	6	22	4
130020	10	16	8	20	6	22	4
140020	10	16	8	20	6	22	4
210020	10	16	8	20	6	22	4
211020	10	16	8	20	6	22	4
212020	10	16	8	20	6	22	4
213020	10	16	8	20	6	22	4
214020	10	16	8	20	6	22	4
215020	10	16	8	20	6	22	4
310020	10	16	8	20	6	22	4
311020	10	16	8	20	6	22	4
312020	10	16	8	20	6	22	4
320020	10	16	8	20	6	22	4
330020	10	16	8	20	6	22	4

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Model Validation

The estimated block model was validated by:

•	Visual comparison of block estimates with informing composites in plan and section.

•	Swath plots.

•

Comparison of the global means and variances of block estimates with that of informing capped composite samples. Capped composites were declustered, on a cell size of 20 m x 20 m x 20 m, prior to any statistical assessment. Composites within domain 140015 were declustered in 50 m x 50 m x 20 m cells.

The composite data, the block model and the resource domain solids were reviewed in section and plan views to compare block estimates to informing composite grades. The visual inspection showed good agreement between composite and block grade values. Dynamic search volume helped significantly to estimate blocks in folded structures having continuity. The mineral domains were reviewed to confirm that extensions beyond last holes were reasonable and consistent. Representative cross-sections are presented in Figure 14.20 to Figure 14.24.

Swath plots were generated to assess for local spatial bias in the estimation. Average grades of the OK, ID2, and ID3 estimates respectively were compared along the strike of the modelled mineralization, across the strike and in vertical directions. The swath plots for each domain exhibited behaviours that were reflected by the statistics and do not indicate any significant local spatial bias within the estimate. Swath plots for major domains are presented from Figure 14.25 to Figure 14.28. The mineral block model was further validated for global bias by comparing the mean grades of the capped composites used in grade interpolation to the OK, ID2, and ID3 block estimates. A review of the comparative statistics between global block grade estimates and informing capped composites, indicated good performance of different estimation methods in each resource domains. Along with the global mean of the different estimation methods, a visual assessment of the local block grades versus composites and OK variance of the OK estimates, were also evaluated for this purpose. In consideration of the criteria, it was found that OK performed well in most major domains. ID2 was chosen in other relatively smaller domains. In smaller domains, the global mean of ID2 estimates are closer to the composite mean. Therefore, the QP decided to use a combination of OK and ID2 estimates in the final model grade. Table 14.15 summarizes the comparison of the global mean grades. The table shows that global mean of block estimates in domains, having fewer capped composites (less than 500), demonstrate relatively higher departure from the composite means. This resulted from combination of factors, including data clustering and un estimated volume, on the periphery of domain boundary, surrounded by lower grade composites.

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Figure 14.20: Vertical Section (Section Line 134) Comparing of the Estimated Block and Drill Hole Gold Assays, in the Stockwork

In Figure 14.20, legend for gold values relates to the drill holes and block estimates (Au g/t), viewed to the northeast.

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Figure 14.21: Vertical Section (Section Line 22) Comparing of the Estimated Block and Drill Hole Gold Assays, in the SB Zone

In Figure 14.21, legend for gold values relates to the drill holes and block estimates (Au g/t), viewed to the northeast.

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Figure 14.22: Vertical Section (Section Line -66) Comparing of the Estimated Block and Drill Hole Gold Assays, in the Hockey Stick Zone

In Figure 14.22, legend for gold values relates to the drill holes and block estimates (Au g/t), viewed to the northeast.

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Figure 14.23: Vertical Section (Section Line -230) Comparing of the Estimated Block and Drill Hole Gold Assays, in the Southwest Deposit

In Figure 14.23, legend for gold values relates to the drill holes and block estimates (Au g/t), viewed to the northeast.

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Figure 14.24: Vertical Section (Section Line -294) Comparing of the Estimated Block and Drill Hole Gold Assays, in the Sarytor Deposit

In Figure 14.24, legend for gold values relates to the drill holes and block estimates (Au g/t), viewed to the northeast.

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Figure 14.25: Swath Plot Comparing Capped Composites and Block Estimates in Domain 130010

Figure 14.26: Swath Plot Comparing Capped Composites and Block Estimates in Domain 140012

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Figure 14.27: Swath Plot Comparing Capped Composites and Block Estimates in Domain 140014

Figure 14.28: Swath Plot Comparing Capped Composites and Block Estimates in Domain 140015

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Table 14.15: Statistics Comparing Declustered Composite and Block Estimates

Domain	No. of Composites	Mean Declusterd Composites (g/t Au)	Mean of Block Estimates (g/t Au)	Estimation Method Considered
110010	293	0.51	0.56	Ordinary Kriging
120010	668	1.29	1.23	Ordinary Kriging
121010	128	0.91	0.87	Ordinary Kriging
130010	2053	2.33	2.28	Ordinary Kriging
130011	86	2.49	3.2	id2
130012	201	0.84	0.97	id2
131010	121	1.48	1.39	id2
132010	15	0.51	0.59	Ordinary Kriging
132011	26	0.95	0.95	Ordinary Kriging
140010	50	1.46	2.52	Ordinary Kriging
140011	1143	3.9	4.44	Ordinary Kriging
140012	7695	3.59	3.27	Ordinary Kriging
140013	1946	1.59	1.55	Ordinary Kriging
140014	9915	4.02	4.05	Ordinary Kriging
140015	3586	2.89	2.39	Ordinary Kriging
140016	810	1.85	2.01	Ordinary Kriging
141011	69	1.45	1.36	id2
141012	100	1.18	1.32	Ordinary Kriging
142011	54	2.04	2.02	Ordinary Kriging
142012	37	0.86	0.82	Ordinary Kriging
150010	84	1.09	0.97	Ordinary Kriging
150012	1070	1.02	1.01	Ordinary Kriging
150013	871	1.47	1.53	Ordinary Kriging
150014	486	1.36	1.34	id2
150015	1175	1.34	1.28	Ordinary Kriging
150016	575	1	0.96	Ordinary Kriging
160012	123	0.99	0.9	id2
160013	125	0.79	0.88	id2
160014	2390	1.66	1.54	Ordinary Kriging
160015	1983	1.56	1.43	Ordinary Kriging
160016	140	0.72	0.81	Ordinary Kriging
170014	171	2.63	2.78	Ordinary Kriging
170015	481	1.57	1.47	Ordinary Kriging
171015	71	2.32	1.96	Ordinary Kriging
172015	107	1.8	1.73	Ordinary Kriging
191010	10	0.83	0.64	Ordinary Kriging
191012	151	0.84	0.73	Ordinary Kriging
192014	88	1.13	1.06	Ordinary Kriging
192015	59	0.92	0.98	id2
193014	103	0.71	0.69	Ordinary Kriging
193015	20	0.51	0.56	id2
194014	100	0.81	0.83	Ordinary Kriging
194015	5		Not Estimated	Ordinary Kriging
210020	2445	1.86	1.63	Ordinary Kriging
211020	277	3.15	2.53	Ordinary Kriging
212020	686	1.2	1.18	Ordinary Kriging
213020	99	1.3	1.29	Ordinary Kriging
214020	82	0.78	0.74	Ordinary Kriging
215020	55	0.63	0.63	Ordinary Kriging
310020	1773	1.53	1.7	Ordinary Kriging
311020	249	1.05	1.05	Ordinary Kriging
312020	292	1	1	Ordinary Kriging
320020	523	3.85	3.29	Ordinary Kriging
330020	565	1.73	1.67	Ordinary Kriging
120020	66	1.26	0.94	Ordinary Kriging
130020	96	1.43	1.27	Ordinary Kriging
140020	17	2.96	3.68	id2

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14.4. MINERAL RESOURCE CLASSIFICATION

Block model quantities and grade estimates were classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).

Mineral Resource classification is a subjective concept, and industry best practices recommends that this should consider confidence in geological continuity, quality and quantity of exploration data informing the estimation and confidence in methodologies used to estimate tonnage and grade. An appropriate classification approach must integrate all these criteria to delineate regular areas of similar resource classification.

The QPs found the location and quality of the exploration data adequately reliable to support the current mineral resource assessment. The geological interpretation, as presented in this Technical Report, honours the current level of geological data and knowledge of the Kumtor gold deposits. Moreover, the classification approach also considered open pit operation and available blast hole data, which provided additional confidence in classifying the resource.

The Mineral Resource classification for the Kumtor Mine includes Measured, Indicated, and Inferred categories of mineral resources. Classification was a two-stage process, an initial automated stage followed by a manual smoothing stage to ensure that regular areas are assigned the same resource classification. Centerra took the production blasthole data into account in the classification process. The blast hole data demonstrated the continuity of mineralized structures as well as the boundaries of modelled mineralized zones. Therefore, the geological continuity was given priority over geostatistical criteria. First, areas were demarcated having maximum confidence in geological continuity aided by drilling density and production blasthole data. Following that, areas with blocks, dominantly estimated in first and second passes of estimation and informed by 12, or more, composites, were identified for the Measured category. For the Indicated category, blocks estimated in second estimation pass and informed by 10 or more composites were identified. Wireframe surfaces were created to delineate regular boundaries between different categories Mineral Resources.

This classification approach is within the meaning of the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014). For Measured and Indicated categories, In the opinion of the QPs, the level of confidence is sufficient to allow application of appropriate technical and economic parameters to support mine planning. Conversely, the blocks classified as Inferred, do not have sufficient confidence to include in the mine planning process or to evaluate economic viability.

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14.5. CUT-OFF GRADE

Centerra has reported its Mineral Resources using the, 0.85 g/t Au for the Central Deposit and 1.00 g/t Au for the Sarytor and Southwest Deposits. The cut-off grade of 0.85 g/t Au is currently the production cut-off at the Central Pit, whereas resources are reported at slightly higher cut-off to account for potential dilution due to geometry of the mineralized zones vis-à-vis bench height. Further, a calculation of processing cut-off was done for Central Pit based on gold price of USD1,550 per ounce with 80% metallurgical recovery and the minimum plant feed grade was calculated as 0.64 g/t Au. This indicated a minimum in-situ grade of 0.79 g/t Au.

The underground resources were reported using a 0 g/t Au cut-off within designed stopes using gold grade threshold of 4.9 g/t.

14.6. MINERAL RESOURCE STATEMENT

The term mineral resource is defined in CIM Definition Standards for Mineral Resources and Mineral Reserves. Any material to be classified as mineral resource, must demonstrate “reasonable prospects for economic extraction”. This implies that the quantity and grade estimates should meet certain economic thresholds and that the mineral resources are reported at an appropriate cut-off grade considering extraction scenarios and processing recoveries.

To determine the quantities of material offering “reasonable prospects for economic extraction” by an open pit, Centerra used Datamine NPV Scheduler® to evaluate the profitability of each resource block based on its value. Optimization parameters include a gold price of USD1,550 per ounce and metallurgical recovery of 80.7%. The key assumptions are presented in Table 14.16. The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit mining method and do not represent an attempt to estimate mineral reserves. The underground mineral resources are reported below the conceptual optimized pit shell and constrained by Mineable Shape Optimizer.

Table 14.17 summarizes open pit and underground mineral resources exclusive of mineral reserves as of July 1, 2020, based on a $1,550/oz gold price. The open pit Measured and Indicated mineral resources total 25.5 Mt averaging 2.78 g/t Au and contain 2.3 Moz of gold. In addition, the open pit Inferred mineral resources total 20.9 Mt averaging 1.97 g/t Au and contain 1.3 Moz of gold. Underground mineral resources constitute 13.1Mt, averaging 7.46g/t Au containing 3.1 Moz of gold in the Inferred category.

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Table 14.16: Assumptions Considered for Conceptual Open Pit Optimization

Parameter	Unit	Values Considered
Gold price	USD/Oz	1,550
G&A (Mine site+Bishkek) (plus sustaining capital)	USD/tonne processed	8.70
Processing costs	USD/tonne processed	10.50
Processing costs (Processing+sustaining capital)	USD/tonne processed	12.10
Mining recovery	%	100.0%
Mining total dilution (external +internal)%		0.0%
Av. Gold recovery	%	80.7%

Table 14.17: Mineral Resource Statement, Exclusive of Mineral Reserves, Kumtor Mine, Kyrgyz Republic, Effective July 1, 2020

Class	Tonnes	Grade	Metal
	Kt	Gold g/t	Gold Koz
Kumtor Open Pit
Measured	9,479	3.44	1,047
Indicated	16,053	2.39	1,231
Measured+Indicated	25,531	2.78	2,279
Inferred	20,864	1.97	1,324
Kumtor Underground
Measured	—	—	—
Indicated	—	—	—
Measured+Indicated	—	—	—
Inferred	13,100	7.46	3,141

Notes:

1.	Mineral resources, that are not mineral reserves, do not have a demonstrated economic viability.

2.	Mineral Resources are reported exclusive of Mineral Reserves.

3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.85 g/t Au for the Central Pit and 1.0 g/t Au for the Sarytor and Southwest Deposits.

4.	Underground Mineral Resources are reported using a 0 g/t Au cut-off within designed stopes using gold grade threshold of 4.9 g/t.

5.	Mineral resources are reported within a conceptual pit shell optimized considering a gold price of USD1,550 per ounce of gold and metallurgical recovery of 80.71 percent.

6.	Bulk densities are 0.92 t/m3 for glacial ice, 2.30 t/m3 for weathered rock and 2.85 t/m3 fresh rock.

7.	All figures have been rounded to reflect the relative accuracy of the estimates.

The QP is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, or other relevant factors that could materially affect the resource estimate at the time of this Report, other than as discussed in this Report.

A more detailed discussion of risks can be found in Item 24 of this Report.

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15. MINERAL RESERVE ESTIMATES

The economic studies undertaken by KGC and Centerra (summarized in Item 22), and the associated LOM plan (described in Item 16) demonstrate that the Kumtor Mine Mineral Reserves are the “economically mineable part of a Measured and/or Indicated Mineral Resource” as defined by the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2104), as incorporated into NI 43-101.

To define the Mineral Reserves for the Kumtor Mine, KGC and Centerra have undergone a three-step process as follows:

1.

The Central, Southwest, and Sarytor Deposits underwent a process of “pit optimization” where Whittle software optimizes the potential future economic return for a number of interim pit shells and defines the ultimate pit size and shape for each of the three deposits. To complete this optimization, geotechnical limitations discussed in Item 15.2, and economic parameters including a range of gold prices, applicable royalty/revenue based taxes, mining, processing administrative and refining operating costs and metallurgical recoveries are included with the Measured and Indicated Resource blocks of the resource model. The software then interrogates each block of the block model as to its ability to pay for its removal and required processing and administrative costs and net revenue taking into account the incremental tonnage and associated costs of waste that must be removed to mine each block. The pit shell offering the best economic results is chosen and defines, in a general way, the size and shape of the ultimate pit which achieves the maximum economic return based on the defined parameters while observing the geotechnical limitations.

2.

With the ultimate pit limits defined, design requirements such as haulage ramps, safety berms, and practical interim cutback widths based on the overall size of the pit and the equipment to be used are completed within the GEMS software package. This process results in a series of cutbacks that together form the ultimate pit design for each of the deposits.

3.

With each cutback designed, a series of potential production schedules are produced based on the practical sequencing of each cutback, the mining equipment available or available with additional capital expenditures, the practical limitations of the amount of mining equipment that can be operated on each cutback, the production rates of equipment

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in different material types , the haulage distance to WRSFs, ore stockpiles or to the primary crusher and the limitations of the throughput capacity of the process plant itself.

From this iterative design process, a LOM production schedule was developed. The selected LOM plan maximizes profitability and defines the annual mining, processing, and gold production schedules.

15.1. DILUTION AND MINING LOSS PROVISIONS

In the KS-2020 block model, the grades have been diluted out from the mineralized domains to the full size of the blocks using the Selective Mining Unit (SMU) approach. This approach takes each percent block created as a result of block model regularization (e.g., a block is 20% waste and 80% ore) and mathematically composites it into a single SMU block with an overall weighted average grade. The SMU compositing process incorporates waste dilution into the block as well as converts some ore blocks to waste once a cut-off grade is applied (representing mining losses). The net result of this process was a reduction in contained gold above cut-off grade of approximately 4.9%, as compared to the undiluted model. Since this reduction is close to historical values of dilution and mining loss (Table 15.1) it is assumed that the process described above has adequately accounted for external mining dilution and mining losses. Historical ore losses range 1.2% to 6.1% and dilution ranges 1.4% to 10.0%.

Kumtor Mine uses the following methodology for assessing actual ore dilution and mining loss:

1.	Ore control model is used to define boundaries and length of ore/waste contact, and contacts between ore bins on a bench-by-bench basis.

2.	The contact length is calculated based on the shovel’s ability to excavate to approximately 60 degrees from its working face.

15.2. PIT OPTIMIZATION AND DESIGN

The open pit optimizations were carried out for the Central, Southwest, and Sarytor deposits using the Lerchs-Grossman 3D algorithm in the Whittle software.

A series of pit optimizations were produced using a range of gold selling prices in order to produce an industry standard pit-by-pit graph (Figure 15.4). This process was used to evaluate the sensitivity of the pit optimizations to changes in gold selling prices, as well as to evaluate the effect of the pit

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size and stripping ratios on profitability. From these results, the pit shell #17 with a revenue factor (RF) of 1.0 was selected as a basis for the engineered pit design and mineral reserve estimate.

Pit optimization scenarios and sensitivity analyses were completed using economic parameters, pit slopes, and process recoveries, as discussed below.

In accordance with the guidelines of NI 43-101 and CIM Standards, only blocks classified as either Measured or Indicated Resource were used to drive the pit optimizer for mineral reserve reporting purposes.

Due to the proximity between Central Pit, Southwest, and Sarytor Deposits, pit optimizations were run on a combined block model.

For the purposes of pit optimization, pit 15-3ombinate15-3on was not allowed to progress beyond the process plant protective zone on the northwest wall of the Central Pit.

Economic Parameters for Pit Optimization

The Kumtor Mine Mineral Reserves available for mining, as of July 1, 2020, were estimated using the KS-2020 block model. The pit optimization and design approach described above was used, and the main economic parameters are summarized in Table 15.1.

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Table 15.1: Economic Parameters for Optimizing Central, Southwest, and Sarytor Pits

Parameter	Unit	2020 Reserves Pit Optimization
Gold price realized	USD/oz	1,350
Gold price realized	USD/g	43.4
Payability	%	99.9
Waste mining cost (sustaining capital included)	USD/tonne mined	1.45
Ore mining cost (sustaining capital included)	USD/tonne	1.45
	mined
Rehandle cost	USD/tonne processed	0.60
G&A (Mine site + Bishkek; sustaining capital included)	USD/tonne processed	8.70
Processing costs (sustaining capital included)	USD/tonne processed	12.10
Sales and Refining costs (including silver credits)	USD/g	0.09
Environmental commitments	USD/tonne processed	0.57
Mining dilution	%	5
Mining recovery	%	95
Metallurgical recovery (excluding carbon fines)%		Variable (+2% extra due to additional leach tanks)
Royalties and other gross proceed tax/payments	Av. % of Gold Sales	14.4

Note: Mining, rehandle, processing and general and administrative (G&A) unit cost estimates were derived using first principles cost models following pit optimization, calibrated to actual historic unit costs.

Geotechnical Recommendations for Pit Optimization and Pit Design

The design of the Central Pit is subject to geotechnical considerations that have received a great deal of attention following the two highwall failures in 2002 and 2006 in the northeast wall of the Central Pit and other geotechnical issues related to the mining of the historical WRSFs, glacial ice, and weak rock mass that resulted in the construction of a buttress at the base of the South Arm of the Davydov Glacier in the southeast pit wall as well as in limiting mining of the northwest wall adjacent to the existing process plant.

As a result of extensive geotechnical studies by KGC and its consultants (SRK Consulting (Cardiff, UK) and Golder Associates (Canada)), the Central Pit and Southwest-Sarytor Pit areas have been sub-divided into a few major design sectors which were defined based on structural geology layout (zone), major faults orientation, hydrogeological conditions and rock mass and joints strength properties.

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The pit slope design and the design acceptance criteria were developed and applied using commonly accepted worldwide standards as described in the Guidelines for Open Pits (Read and Stacey, 2009). The stability assessment was carried out considering 2D and 3D limit equilibrium and numerical modelling analyses. Static and pseudo-static (seismic) loading conditions were used for these stability analyses.

The bench configuration consists of a bench face angle of 63° and a bench height of 10 m. The overall slope angles (OSA) of the Southwest and Sarytor Pit vary from 37° to 41°, whereas those for the Central Pit varies from 26° to 38°, as illustrated on Figure 15.1 and Figure 15.2, respectively (after Golder 2020, 2020a and 2020b reports).

Figure 15.1: Overall Slope (OSA) Angles for the Southwest and Sarytor Pits

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Figure 15.2: OSAs for the Central Pit

The geotechnical recommendations presented on Figure 15.1 and Figure 15.2 were modified for pit optimization purposes considering additional mining constraints such as minimum mining width and ramp/switchback allowances. Slope regions used for pit optimization are shown on Figure 15.3.

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Figure 15.3: Slope Regions Used for Pit Optimization of Central Pit

Metallurgical Recoveries for Pit Optimization

A variable gold recovery was applied for each Measured and Indicated Resource block in the 3D model using recovery curves for pit optimization runs. The general recovery equation and coefficient values adopted for each mineralized area are presented in Table 15.2. The curve coefficients (K4 in particular) account for an expected 2% recovery increase due to changes planned to be implemented in the process plant flowsheet (i.e., installation of additional leach tanks and tower mills).

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Table 15.2: Metallurgical Recovery Curves

Equation:	y = K1*(1-exp(-X*K2))+K3*ln(X)+K4
Coefficients	1) Hockey Stick 2) SB West 3) SB	1) Saddle 2) Lower Saddle	1) Upper Stockwork 2) Lower Stockwork	1) Sarytor 2) Southwest
K1	80.0	79.4	80.8	72.8
K2	1.04	1.20	1.25	1.25
K3	2.0	0.9	2.6	2.0
K4	3	3	3	3

Pit Optimization Results

A series of pit shells were run using gold selling prices ranging from USD495/oz to USD2,195/oz and the other parameters noted above.

The pit optimization shell #17 at a gold price of USD1,350/oz (RF of 1.0) was selected as the basis for the engineered pit design for Mineral Reserve estimation purposes. The results of the pit optimization in the form of a pit-by-pit graph are presented on Figure 15.4, representing the combination of Central, Sarytor, and Southwest (Kumtor) Deposits.

Figure 15.4: Pit-by-Pit Graph for Kumtor Deposit

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15.3. MINERAL RESERVE CLASSIFICATION

The Mineral Reserve classification will normally reflect the original Mineral Resource classification, with Measured Mineral Resources becoming Proven Mineral Reserves and Indicated Mineral Resources becoming Probable Mineral Reserves. However, both pit walls and WRSFs stability have remaining geotechnical uncertainties that constitute an elevated risk for the eventual recovery of a portion of the Mineral Reserves. For this reason, it has been decided that only Mineral Reserves currently in a stockpile are classified as Proven and the remaining Mineral Reserves that are still to be mined are classified as Probable.

15.4. CUT-OFF GRADES

The Mineral Reserves and Mineral Resources of the Kumtor Mine are reported at elevated cut-off grades of 0.85 g/t Au for the Central Deposit and for the current ore stockpiles. Given the lower expected metallurgical recoveries, a cut-off grade of 1.0 g/t Au is applied for the Southwest and Sarytor Deposits. The cut-off grades are calculated assuming the economic parameters outlined in Table 15.3.

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Table 15.3: Cut-off Grade Calculations

Parameter	Unit	Deposit
		Sarytor/Southwest	Central Pit
Gold price	USD/Oz	1,350	1,350
Gold price	USD/g	43.4	43.4
Payability	%	99.9	99.9
Re-handle cost	USD/tonne processed	0.60	0.60
G&A (Mine site + Bishkek; including sustaining capital)	USD/tonne processed	8.70	8.70
Processing costs (including sustaining capital)	USD/tonne processed	12.10	12.10
Sales and Refining costs (including silver credits)	USD/g	0.09	0.09
Environmental commitments	USD/tonne processed	0.57	0.57
Mining recovery	%	95.0	95.0
Mining total dilution (external +internal)%		6.0	5.0
Average gold recovery	%	72.1	80.7
Royalties and other gross proceed tax/payments	Av. % of Gold Sales	14.4	14.4
Sustaining capital related to open pit operations (i.e. major equipment overhauls, etc.)	USD/tonne mined	0.35	0.35
Sustaining capital related to processing operations (i.e. tailings dam raise, etc.)	USD/tonne processed	1.60	1.60
Sustaining capital related to G&A expenses	USD/tonne processed	0.20	0.20
Internal (processing) cut-off grade	g/t	0.89	0.79

The cut-off grades are calculated on a diluted basis and includes provision for the payment of the Gross Proceeds Tax to the Government described in Item 22.

15.5. MINERAL RESERVE ESTIMATE

The current estimate for the Central, Southwest, and Sarytor Deposits at a gold price of $1,350 per ounce, are summarized in Table 15.4. The in-pit Mineral Reserves are those estimated by the LOM plan developed in 2020 and reflect the Mineral Reserve with an effective date of July 1, 2020.

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Table 15.4: Kumtor Mine Mineral Reserves, as of July 1, 2020

	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (Koz)
By Category
Proven
Stockpiles (> 0.85 g/t)	13,725.0	1.68	742.5
Total Proven Mineral Reserves	13,725.0	1.68	742.5
Probable
Hockey Stick Pit in-situ (> 0.85 g/t)	8,049.3	2.67	690.4
SB west Pit in-situ (> 0.85 g/t)	3,436.5	3.29	364.1
SB Pit in-situ (> 0.85 g/t)	664.1	4.79	102.2
Saddle Pit in-situ (> 0.85 g/t)	2,093.2	2.57	172.8
Upper Stockwork Pit in-situ (> 0.85 g/t)	13,370.8	3.07	1,319.6
Lower Stockwork Pit in-situ (> 0.85 g/t)	19,197.6	3.22	1,989.8
Lower Saddle Pit in-situ (> 0.85 g/t)	10.6	1.28	0.4
Total Central Pit in-situ (> 0.85 g/t)	46,822.1	3.08	4,639.5
Sarytor Pit in-situ (> 1.0 g/t)	7,333.8	1.99	470.6
Southwest Pit in-situ (> 1.0 g/t)	5,457.6	2.37	415.2
Total Probable Mineral Reserves	59,613.5	2.88	5,525.4
Total Mineral Reserves	73,338.5	2.66	6,267.9

Notes:

1.	CIM definitions were followed for classification of Mineral Reserves.
2.	Open Pit Mineral Reserves are estimated at a cut-off grade of 0.85 g/t Au for the Central Pit and 1.0 g/t Au for the Southwest and Sarytor Deposits.
3.	Mineral Reserves are estimated using a long-term gold price of USD1,350 per ounce.
4.	Mineral Reserves are inclusive of modifying factors discussed in Item 15.
5.	Numbers may not add due to rounding.

Mineral Reserves could be materially affected by the risk factors described in Item 24.

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16. MINING METHODS

16.1. INTRODUCTION

This Item summarizes various aspects related to mining operations at Kumtor including open pit designs, WRSFs, mining operations and associated mobile equipment requirements, and the updated LOM mining plan.

Mining is carried out using conventional open pit drill, blast, load, and haul operations. There are WRSFs currently in use and planned to be used for the remaining mine life, all of which require continuous management due to underlying foundation conditions and/or water inflow from adjacent glaciers. The Central, Southwest and Sarytor open pit rock masses are structurally complex with many faults and relatively weak rock mass, particularly the Central Pit; coupled with adjacent glaciers, this makes for a relatively complex mining situation requiring continuous geotechnical and water management. Over the remaining mine life Kumtor plans to mine 60.2 Mt ore and 1,641 Mt waste, have a peak mining rate of 205.6 Mt per year, average strip ratio of 27.2 waste:ore tonnes and continue until 2031.

Geotechnical assessment and modelling remain a key requirement for ensuring pit wall stability for safe and efficient mining operations; parameters used for open pit design are outlined in Item 15. Handling of water from glacier meltwater is also a key requirement for ensuring pit wall stability and suitable conditions for mining operations; the pit water handling system is discussed in Item 18.

The mine design was developed based on the selected pit optimization described in Item 15 and estimated mine equipment requirements, in consideration of the geotechnical, WRSF, and glacier related risks discussed in Item 24. KGC follows strict grade control procedures to define the ore and waste contacts and minimize ore loss.

In 2019, Centerra temporarily suspended open pit mining operations at Kumtor after a failure event at the Lysyi Valley WRSF. Due to the need to focus on search and rescue efforts as well as stabilize the WRSF, the operation was halted for one month. It is noted that the failure occurred in the then primary WRSF location causing further delay. In 2020, Kumtor Mine received all necessary approvals and permits to recommence operations and continue ore processing. Kumtor retained SRK Consulting to investigate the Lysyi Valley WRSF failure. SRK Consulting assisted by designing a safer, more robust WRSF configuration assuming a bottom-up construction approach. The approach

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will incorporate an industry standard dewatering and drainage system at the WRSF toe and feature real-time monitoring.

16.2. MINING OPERATIONS

Open pit mining is performed using conventional open pit bulk mining methods with hydraulic shovels and mining trucks on 10-m benches.

Blast holes are drilled using three diesel-powered Sandvik DR-460 rigs and five Drilltech D55SP rotary-percussion drill rigs, with a hole diameter of 200mm. Loading of the blast holes is undertaken by bulk explosives trucks delivering either ANFO or an emulsion explosives blend. The average explosives consumption is approximately 0.21 kg per tonne of bedrock material. Ice and moraine are considered free-dig materials. Management of the on-site explosive plant is outsourced to Orica.

The main loading fleet operating in 2020 consists of five Hitachi 3600-29m3 shovels and nine Liebherr 9350 26m3 hydraulic face shovels, one of which has been converted to a backhoe excavator. Each of the Hitachi 3600 shovels has an expected average productivity of 47 thousand tonnes per day (ktpd) while the Liebherr 9350 shovels are expected to yield 42.5 ktpd per shovel. The productivity in rock, till and ice will vary due to the digging characteristics of each material. CAT 992K wheel loaders are utilised for handling material on stockpiles and various auxiliary operations.

The main haulage fleet includes 71 Caterpillar 789 haul trucks and 26 Caterpillar 785 haul trucks. To maintain production requirements KGC plans to add 11 Caterpillar 789 haul trucks in September 2020; 10 Caterpillar 789 haul trucks in January 2021; and 8 trucks later in 2021. The total number of trucks required per year is based on truck studies carried out using pit designs and WRSF configurations described in this Report. The top mining elevation in the current ultimate pit design is at 4,520 m, and the deepest part of the final pit excavation will be at 3,510 m in the southwest part of the Central Pit. The crushing plant to which ore is delivered is at an approximate elevation of 4,050 m. Waste haulage profiles are a combination of both uphill and downhill hauling.

Management of the entire mining fleet (including auxiliary equipment) is undertaken using a MineSense dispatch system.

The scheduled major equipment summarized in Table 16.1 reflects the mine life production requirements.

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Table 16.1: Additions and Retirement of Major Mining Equipment

Equipment	Actual Units As of June 30, 2020	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
D55SSP Drill	5		2	2	1						(8)
DR460 Drill	3			(2)	(1)
Pre-Shear Drill	2										(1)
Track Dozer	16										(10)
Hitachi 3600 Shovels	5			1	3						(7)
Liebherr 9350 Shovels	9			(1)	(3)						(4)
Caterpillar 789 Trucks	71	11	18								(80)
Caterpillar 785 Trucks	26	(1)						(10)			(5)

Note: Equipment being parked or retired is represented by brackets i.e., (1) represents 1 piece of equipment being retired that year.

For mobile and fixed plant maintenance requirements, Kumtor utilizes a digital maintenance system. Historically, schedules were set in accordance with the manufacturers’ specifications, but current practise requires preventative maintenance schedules to reflect component usage. The actual and planned mechanical availabilities of the major mining equipment are summarized in Table 16.2.

Table 16.2: Actual and Planned Mobile Equipment Mechanical Availability

Equipment	Actual Mechanical Availability (%) 2016-2019	Planned Mechanical Availability (%) 2020-2031
Liebherr 9350 Shovels	83.9%	85.0%
Hitachi Shovels	85.1%	87.0%
CAT 789 Trucks	90.3%	88.0%
CAT 785 Trucks	89.1%	85.0%
Production Drills	81.0%	85.0%

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16.3. DESIGN AND CAPACITY OF WASTE ROCK STORAGE FACILITIES (WRSF)

Waste rock from the Central Pit was deposited on the Davydov Glacier until late-2007 with limited waste rock being placed in the Lysyi Valley, northeast of the processing facility. In 2009, operations expanded into the SB Zone (in the Central Pit) and a WRSF was established in the Davydov Valley west of the pit rim. Since 2009, three WRSFs have been constructed, being the Davydov Valley (currently the largest of the three WRSFs), Lysyi Valley and Sarytor Valley. The LOM schedule associated with this technical report distributes 1,393 Mt of waste from the Central Pit and 248 Mt of waste from the Southwest and Sarytor Pits to the three WRSFs; approximately 40% to the Davydov WRSF, 30% to the Sarytor WRSF and 30% to the Lysyi WRSF.

Stability assessments are in the process of being completed based on final WRSF designs and construction sequences for the three WRSFs, resulting from a number of interim WRSF designs and construction sequences for each WRSF. The stability assessments have been generated from back-analysis of actual movements, including the 2019 Lysyi Valley WRSF failure.

The slopes and valley floor of the Davydov and Sarytor valleys are underlain by ice-rich, fine-grained permafrost soils, as confirmed by geotechnical drilling to a maximum borehole depth of 25 m (KyrgyzGIIZ OJSC, 2013). These conditions provide poor foundations for large WRSFs, particularly for an end-dumping construction methodology. The Lysyi Valley is also underlain by permafrost soils, with the available geotechnical drilling indicating that the ground ice content is lower and less susceptible to load-induced creep deformations of the foundation. Due to the poor foundations, a construction approach balanced across the complete length of each WRSF is currently in the process of being implemented, where required.

WRSF Monitoring Results and Procedures

WRSF monitoring and safe operating procedures are continually being reviewed and updated. In 2019, Centerra suspended open pit mining operations at Kumtor after it experienced a significant Lysyi Valley WRSF failure. Open pit mining operations remained temporarily halted for approximately one month because of the need to focus on search and rescue efforts as (at the time) 100% of the waste rock being mined was being placed on the Lysyi Valley WRSF. In 2020, Kumtor Mine received all the necessary approvals and permits to re-commence open pit mining operations and to continue ore processing activity. Kumtor has retained SRK Consulting to investigate the Lysyi Valley WRSF failure mechanism to increase understanding of the factors contributing to its movement by means

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of additional site investigation, laboratory testwork, stability assessments, and ongoing monitoring and review.

The ongoing studies conducted by SRK Consulting are expected to result in stable WRSF configurations. The WRSFs will also feature more robust dewatering and drainage systems (at their toes) and include real-time condition monitoring systems. At the time of this Technical Report being written, testwork at the St. Petersburg Mining Institute (SPMI, Russia) laboratory was ongoing; and thus, the corresponding final designs and report are pending. However, material changes from the WRSF construction sequences and final designs used as basis for this Report are not expected.

All three of the WRSFs have movement modelled that is expected to last post-mine closure. SRK Consulting has developed numerical models to predict the rate and extent of deformation of the WRSFs. Deformation will continue to be monitored and models will be updated annually for each of the WRSFs. Safe operating procedures and monitoring have been established to ensure WRSF construction is carried out safely.

Samples, from locations shown on Figure 16.1 and Figure 16.2, have been sent to the SPMI laboratory for testing. These figures also show instrumentation locations, installed to allow ongoing monitoring for operational safety and movement modelling calibration.

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Figure 16.1: Location of Geotechnical Boreholes and Geotechnical Instrumentation of Lysyi WRSF

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Figure 16.2: Location of Geotechnical Boreholes and Geotechnical Instrumentation of the Davydov and Sarytor WRSFs

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WRSF Management Recommendations

Strict controls are necessary to ensure safe WRSF construction and final configurations. The following construction strategy and monitoring methods are recommended:

•	Balance dumping sequence between lower, middle, and upper areas of each WRSF.

•	Keep maximum lift/bench height less than 60 m for the Central and Sarytor WRSFs, and 50 m for the Lysyi WRSF.

•	Install movement monitoring systems:

•	Use prisms, inclinometers, and InSar images to monitor displacements.

•	At the toe of each WRSF, maintain the implementation of depressurization wells, pumping wells, and horizontal drains.

•	Use the installed piezometers to monitor water levels and pore water pressures.

•	Based on the results from the movement monitoring system, update movement threshold values and the associated Trigger Action Response Plan.

16.4. ULTIMATE PIT AND INTERMEDIATE CUTBACKS DESIGN

The mine design was developed based on the optimized pit shell discussed in Item 15 by rationalizing the optimised pit shell shape into a feasible mining geometry and incorporating haulage ramps and detailed slope design criteria. Haulage ramps were designed at 33-m width for Central Pit and 25 m for Sarytor and Southwest pits, and a maximum 10% grade, with the exception of the bottom few benches where single lane traffic is planned to occur for which 20-m ramp width was used to minimize the strip ratio.

The pit was subdivided into a series of mining phases (cutbacks). To maximize the NPV of the operation within practical mining constraints, the phases are sequenced targeting higher grade ore process plant feed earlier in the mine life and balancing the total material movement to acceptable operational mining levels.

The selection of the mining phases was based on an analysis of incremental optimized pit shells generated by varying the gold price, as well as geotechnical considerations for safe and efficient mining, and accessing the primary crusher, ore stockpiles, and WRSFs.

One additional cutback was designed for each of the Sarytor and Southwest pits. Cutback 2 for Sarytor and cutback 3 for Southwest to assist with balancing the production schedule. These cutbacks are illustrated in Figure 16.3 to Figure 16.12

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Figure 16.3: Cutback 2 in Sarytor Pit (plan view)

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Figure 16.4: Cutback 2 in Sarytor Pit (section A-A)

Figure 16.5: Cutback 2 in Sarytor Pit (section B-B)

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Figure 16.6: Cutback 3 in Southwest Pit (plan view)

Figure 16.7: Cutback 3 in Southwest Pit (section A-A)

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Figure 16.8: Cutback 3 in Southwest Pit (section B-B)

In the Central Pit, three additional mining phases were designed beyond the current cutback 20 phase. These are designated cutback 21, cutback 22, and cutback 23; with cutback 22 and cutback 23 (Hockey Stick) representing the final pit limit design. Figure 16.9 through Figure 16.13 illustrate the phase designs developed for Central Pit.

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Figure 16.9: Cutback 22 (northeast) and Cutback 23 (Hockey Stick, southwest) in Central Pit (plan view)

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Figure 16.10: Cutback 22 in Central Pit (section A-A)

Figure 16.11: Cutback 22 in Central Pit (section B-B)

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Figure 16.12: Cutback 23 in Central Pit (section C-C)

Figure 16.13: Cutback 23 Hockey Stick in Central Pit (section D-D)

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16.5. PRODUCTION SCHEDULE

Based on the estimate of Mineral Reserves as of July 1, 2020 (Table 15.4), Kumtor Mine has developed an updated LOM plan for the Central, Southwest, and Sarytor Pits that is summarized in Table 16.3. Figure 16.14 shows the major mining phases in the Central Pit for the duration of the LOM plan. The objective of the LOM plan is to maximize the value of the operation while honouring safety, geotechnical, hydrological-hydrogeological, environmental, and practical mining constraints, including:

•	Limit the mining rate to 205 Mt per annum.

•	Limit the vertical advance rate to approximately 2.0-2.5 benches per month per phase.

•	Ensure that the process plant is supplied with optimum blend ore material through utilization of a stockpiling strategy.

•	Utilize bottom-up WRSF construction sequence and separate storage of waste material with different unit weights.

•	Leave a step out in the Central Pit adjacent to the process plant building until the end of LOM (2031) to ensure stability of this facility.

It should be noted that the Mineral Reserves quoted in Item 15.5 of 73.3 Mt at 2.66 g/t Au and 6,268 thousand ounces (Koz) Au contained differ from the total production shown in Table 16.3 of 76.5 Mt at 2.70 g/t Au and 6,649 Koz Au contained due to the Mineral Reserve estimate having an effective date of July 1, 2020, whereas the production schedule has a start date of January 1, 2020. The difference of 381koz Au contained was mined in the first half of 2020.

The new LOM plan expects open pit mining to continue uninterrupted until 2028 with a final year of Central Pit mining in 2031 to mine out reserves associated with the Central Pit step out adjacent to the process plant, and processing operations of the Kumtor Mine to end in 2031. The LOM plan is based solely on open pit Mineral Reserves and has no provision for production from any underground mining activities.

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Figure 16.14: Major Mining Phases

N
S
LOM Central Pit Design
Cutback 22
Unload 8
Cutback Hockey Stick
New Buttress
Unload7
Section line
SW
NE
4000 m
3500 m
original surface
2020
HS
CB19c
CB21
CB20
CB22

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Table 16.3: Kumtor LOM and Processing Plant Production Estimates

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC Table 16.3 LOM and Processing Plant Production Estimates lining Summary Canal Sub Low Units LOH 2020 221 202 aa » 24 205 206 aa 209 200 aa Torres a 6,607,1? aon’.3 1044922 w 788,101 1,377,707 $8*l flu JI W 1ST MB 1197 0.97 B.S 097 0J7 &9B red Oz as, 22,16 24 6,953 aw Z12ID 0ve g* LC aa 201 202 aa a 24 205 206 aa a2! 209 Torres n WM5B 9HJS0 2 1886013 E.MLS2! 0552,1 5,882xi7 39(W , 296 33 112 139 891.3BD 3,*06 1038017 I3t.7c3.soe 130,71*119 191,3Effl 187,8*5.97 7*912,* i57.sstse7 1SS.1W 131,HO 19,521*10 Slip - 29L4 115 TW 10.7 415 2S3 9l* 272 43 Schedule Sub Low Cr» (1 00-120 g® STK20S Units LOH aa 201 202 aa a 24 205 206 aa a26 209 200 331 Torres a 2M351 EW 512% 1,120 Aug: BX’ IB 1.B 1.10 Total Units 20 202 205 206 209 200 a 4K.9B 32,332 113130 ,-L-X fit’ 23E 2 1.3B 217 w 36*.6 1,41! 4J.9B a 2CiWU 44E118 aw, 1123*7,01* 30,127, 919 1SL4 118 1,312 4.2 Processing Summary Process ng Units LOU aa 201 202 aa a 24 205 206 aa a28 209 200 3I 433 3E SEE 3E SB as 3EE a 305 3C5 3f 3, ST *DI.*n 3KU0 sa.DO 212 2C*.W SS.DO 212 320 a* CO said 8572 aw 8,a 8x72 S,W a 8.W % 9G& 97.01*. sea 97;?a EUH 97.01*. 90361 97ft 9136“. 97.01*. 9EL36”. Processing Pane 756 772 TBD 771 739 771 771 739 771Processing jiff/ 17.805 17087 17J3* 17,83* 17,83* 17J7B 17,82* 17,83* 1T834 17J7B 17.0* 17,82* 1712 1 . 03Q fl8 6.833 an 11! 2f8 122 129 33 113 217 2 206 1.31 B72.SI7 688.873 701,162 ®,B* ES3LTB& *S*2 OUS 43&S9 213019 5X2u 54*029 :: Sfl.BG 387,1*2 387,ZH3 aw O 33)381 358,10 186, SO 368511 Ad % 829*E E45 87.1ft H7ft 8*73 MLB3ft W. 81*?. SOL 13ft 8*31 Central N Units LOH 201 202 aa 205 206 ass 209 200 • Tones 1**31 1108H 01 I.282W Gt 1J3C2 too 225 13 099 1.0 0.96 1.7* 1.3 096 Op sine Au Co reared 8A5S 362,KE. 23 386.1*5 as. 367 288. E 38.012 525.9(6 862^0 2ffi3S 133)9 - total Units 201 202 aa a 24 205 206 aa a28 209 200 Tares 75,638 *75.636 1831310 1,7i0K ri 1,85*0 28*0*^ Op si ng Au G< he 1JE 1.12 1.12 19E 1.8 11B 1.10 1.13 1.15 Opsins Au Co reared w HD.3B 17,13 17. IS 26IM ffi.288 B3I&* ITO Gold Inc. Mine Technical Report NI 43-101 Effective Date: July 1, 2020

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17. RECOVERY METHODS

17.1. SUMMARY

The current process plant flowsheet consists of crushing, grinding, pyrite flotation, and two-stage re-grinding of the flotation concentrate. Two separate CIL circuits extract the gold from the re-ground concentrate and from the flotation tails, with final gold recovery accomplished by electro-winning and refining. The process plant was originally designed with a capacity to process 4.8 Mtpy ore and is currently operating at 6.3 Mtpy.

KGC has developed recovery models based on evaluation of historical data and test work. They have been modified as the ore and operations have evolved. In addition, electrical power, process water, reagents and materials consumptions are not expected to differ materially compared to recent consumption and are the basis for the first principles process plant cost model. As a result, the processes used in the plant and associated recovery factors are considered appropriate to support Mineral Resource and Mineral Reserve estimation.

17.2. PROCESS DESCRIPTION

The current plant flowsheet (Figure 17.1) reflects the fine-grained nature of the gold and its intimate association with pyrite, and consists of crushing, grinding, pyrite flotation, and two-stage re-grinding of the flotation concentrate. Two separate CIL circuits extract the gold from the re-ground concentrate and from the flotation tails, with final gold recovery accomplished by electro-winning and refining. The process plant was originally designed with a capacity to process 4.8 Mtpy. The process plant throughput is currently higher than this, operating at 6.3 Mtpy, or a nominal capacity of 17,400 tpd.

The ore to be processed is managed through a number of stockpiles that receive ore with different metallurgical characteristics and of different grade ranges, as determined by grade-control data, and thus allows blending of the process feed for optimum gold recovery.

A gyratory crusher reduces ore to minus 200 mm. The ore is then fed to a coarse ore stockpile from which it is reclaimed for grinding. The stockpile has a nominal capacity of 100,000 tonnes and a live capacity of approximately 15,000 tonnes. Primary grinding is done in a 9.14-m diameter x 4.27-m long 6,340-kW, semi-autogenous grinding (SAG) mill operating in closed circuit with a pebble crusher

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and a ball mill feed sizing screen. Secondary grinding is achieved in a 5.49-m diameter x 7.92-m long 4,100-kW ball mill in closed circuit with 660-mm diameter hydro-cyclones.

Hydro-cyclone overflow at 80% passing 150 microns gravitates to the flotation circuit, comprising 2 parallel banks of 9, 42 cubic metres (m3) naturally aspirated flotation cells. A bulk 17-2ombinate flotation concentrate representing 7% to 11% of the original process feed is produced with a grade of 30 to 50 g/t Au, about ten times the process head grade, and a flotation gold recovery of 87% to 92%. The flotation concentrate is thickened in a 15.2-m diameter concentrate wash thickener.

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Figure 17.1: Schematic Process Plant Flow Sheet

PRIMARY CRUSHER
CRUSHED ORE STOCKPILE
SAG MILL
PEBBLE CRUSHER
HORIZONTAL VIBRATING SCREEN
BALL MILL
CYCLONES
FLOTATION
FINE CARBON BURNING (BY CONTRACTORS)
FINE CARBON RESIDUE
CONCENTRATE WASH THICKENER
CYCLONE
REGRIND BALL MILL
TOWER MILL
CYCLONES
CARBON-IN-LEACH
FLOTATION TAILS THICKENER
THICKENING
LOADED CARBON STRIPPING
CARBON-IN-LEACH
ISA MILL
ELECTROWINNING
PRE-AERATION
FINAL TAILINGS THICKENER
REFINING
DORE
TAILINGS POND
GOLD RECOVERY/ADSORPTION PROCESS
EFFLUENT TREATMENT PLANT
KUMTOR RIVER

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Ultra-fine grinding of flotation concentrate is completed in two stages. Flotation concentrate from the wash thickener underflow is first re-ground to 90% passing 20 microns in a 5.49-m diameter x 7.92-m long, 4,100-kW ball mill in closed circuit with-150 mm diameter hydro-cyclones. After thickening in the 15.2-m diameter CIL feed thickener to 50% solids, it is further ground to 95% to 98%, passing 20 microns in a 2,600-kW IsaMill that was commissioned in October 2005. The IsaMill provides additional liberation of the fine gold (2 to 5 microns) encapsulated in pyrite.

The concentrate is diluted to 45% solids, pre-aerated for 40 hours and leached for 80 hours in the CIL circuit. The circuit consists of six agitated tanks, each 14.6-m diameter x 14.6-m height, operating in series. Cyanide solution and slaked quicklime are added to the circuit to maintain the cyanide concentration and pH at the required levels. Activated carbon is added to maintain a concentration of 14 grames per litre (g/L) carbon.

The flotation tailings are thickened to 50% solids in a 25.9-m diameter flotation tailings thickener and leached in the tailings CIL circuit, which consists of three agitated, 14.6-m diameter x 14.6-m height, tanks in series. In 2020, two additional leach tanks were added to increase the leaching time and improve overall gold recovery. These tanks, each with a diameter of 16 m and a height of 16 m, will operate in series with the existing tanks. Lower cyanide concentrations are maintained in the tailings CIL circuit compared to the concentrate leach circuit. Carbon is added to the circuit to maintain a concentration of 8 g/L.

To further increase recovery, a Flotation Tailings regrind circuit will be installed prior to the tailings leach circuit, in 2021. This is shown in Figure 17.1. Flotation Tailings will be classified in the existing Flotation Tailings Cyclone. The undersize material will report to flotation tailings thickening, while the oversized material at approximately 170 µm (approximately 50% of the stream) will be discharged to the tower mill feed pump-box. The slurry will be pumped to the first tower mill, which is sized at 1500 kW. The reground material will be discharged to the regrind pump box, where it will be combined with the discharge from the second regrind tower mill, also sized at 1500 kW, operated in series with the first tower mill. The combined slurry will be pumped to hydro-cyclones used to classify the slurry feed. Undersized material, at approximately 74 µm, will be discharged to the flotation tailings thickening circuit prior to leaching. Oversized will be discharged to the Hydro-cyclone Underflow Pump Box prior to being pumped to the second tower mill.

Overflow from all four thickeners is recycled as process water and used throughout the process.

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The carbon in both CIL circuits is moved counter-current to the slurry flow, and the loaded carbon from the first flotation tailings CIL tank is pumped to the third concentrate CIL tank to continue loading. Loaded carbon from the first concentrate CIL tank is pumped to the carbon elution circuit. Total carbon inventory is approximately 200 tonnes.

The loaded carbon is stripped in two parallel 7 tonne carbon stripping circuits. Gold is subsequently recovered by electro-winning. Gold flake is washed from the cathodes, dried, and smelted in an induction furnace and cast into doré bars.

Carbon is reactivated in a 2,400 kW electrically heated horizontal kiln for reuse in the CIL circuits. As a result of mechanical abrasion, carbon fines are generated throughout the contacting and desorption processes. The carbon fines, which contain significant gold, are recovered in a carbon fines removal circuit. While the remaining carbon is reused in the CIL circuit, the carbon fines are collected and stored.

Starting in 2017, the accumulated fines have been treated to recover gold. Fines are dried and then burned using two different furnace technologies. The resultant gold containing residue is reintroduced into the concentrate regrind ball mill and the associated gold is recovered to carbon in the CIL.

Tailings from both CIL circuits are combined in the 30.5 m diameter tailings thickener and discharged by gravity to the TSF through a slurry pipeline (Figure 4.3). The tailings pipeline includes four choke stations for velocity control. The tailings line is twinned and is placed in a lined trench for containment in case of a leak. The TSF is described in Item 18 of this Technical Report.

Clarified tailings solution, which contains residual cyanide and heavy metals, is treated in a carbon adsorption process. Solution is pumped continuously to the adsorption columns where it is contacted with activated carbon. The saturated carbon is sent to the mill, where it is treated and reactivated. After carbon adsorption, the solution is treated in a cyanide destruction process.

Process control is provided by a Foxboro distributed control system, which allows the monitoring and control of the entire process. Six automatic samplers recover samples from all circuits. An automatic reagent addition system optimizes the performance of the flotation circuit. A particle-size monitor for the re-ground concentrate adjusts the grinding process in real time and thus reduces gold losses related to poor grinding. An automatic analyzer in the CIL circuit helps to maintain the optimum levels of sodium cyanide and pH.

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18. PROJECT INFRASTRUCTURE

18.1. INTRODUCTION

This section focuses on key infrastructure for the TSF (including the ETP and Petrov Lake outburst flood potential) and site-wide water management. However, like any well-established mining-processing operation it has a variety of other infrastructure required for its safe, environmentally friendly, and efficient operation including the following:

•	BMY with main road and rail links

•	Grid electrical power supply and back-up power generators

•	WRSFs

•	Process plant

•	Electrical power reticulation system

•	Site access road and on-site roads to access all infrastructure

•	Workshops

•	Warehouses and laydown areas

•	Communications to site and across the site

•	Fire emergency water storage and distribution

•	Administration building

•	Camp, kitchen, dining room and recreation facilities

•	Domestic, industrial, and hazardous waste management facilities

•	Medical centre

•	Security

Figure 5.1 provides a map showing the location of many of the aforementioned infrastructure items.

The current permitted TSF dam elevation is 3,677.5 m elevation that compares to the required final dam elevation of 3,682.0 m elevation required to accommodate the tailings quantity associated with the Mineral Reserve estimate per Item 15. As such, it is necessary to permit this final dam elevation increase which will commence when ongoing stability and design assessment is completed, with permitting planned to be completed by mid-2022.

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18.2. WATER MANAGEMENT

The main objectives of the water management system are to:

•	Remove water and ice from the open pit to ensure safe access to ore, and a stable and safe working environment.

•	Ensure that water returned to the natural environment is safe and meets specified quality criteria.

•	Manage runoff to reduce sediment load entering local creeks and rivers.

•	Ensure sufficient water supply for ore processing.

Water Sources and Supply

The Kumtor Mine has two separate water supply systems that are used to support ongoing operations and to provide a source of potable water. The water to feed these systems is primarily sourced from Lake Petrov. The lake is located at the toe of the Petrov glacier at an altitude of 3,732 m and is approximately 9.3 km from the Process Plant. Lake Petrov Lake covers a surface area of approximately 4.2 km2 and has a total water volume of 69 Mm3.

Total fresh water extraction by KGC from the Petrov Lake, ranging between 5 Mm3 and 6 Mm3 per year, represents approximately 4.9 % of its natural outflow to the Kumtor River. This extraction does not have a measurable impact on average annual lake water levels. During a typical year, the water level fluctuates naturally and remains within 2 m of the average depth.

In addition to Lake Petrov, water captured by the open pit water handling system, approximately 8,250 m3/d, is also used a source of water and is sent to the process plant to support operations. This amount is less than 10% of the total pit dewatering volume.

Since July 2012, the Process Plant has been using water from open pit water handling system. As a result, there is a decreasing trend in the fresh water demand for the operation, reflecting the positive impact of in-process plant recycling and using an increasing proportion of contact water from the open pit.

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Process Plant Water Supply

The process plant uses water for ore crushing and processing to produce gold. In 2019, the process plant used 4.95 Mm³ from Petrov Lake and 1.49 Mm³ collected from the open pit water handling system described below. The use of open pit water helps to reduce the amount of water that is drawn from Lake Petrov. In 2020, it is planned to increase the use of water from the open pit to ~ 80% of process plant demand.

Surface Runoff Management

Managing surface runoff (precipitation and ice melt) to reduce the geotechnical stability risk and prevent possible surface water contamination is carried out by a combination of pumps and settlement ponds. Pumps are installed at the toes of the Davydov, Lysyi, and Sarytor glaciers and a pipeline system is constructed around the WRSFs. Meltwater is diverted to Kichi-Sarytor and Lysyi Creeks. A number of settlement ponds are constructed for settlement of suspended solid particles. Flume stations with automatic flow measurement and data recording were constructed at the Kumtor River and Lysyi Creek. KGC materially complies with Kyrgyz legislation and international practices for effluent water quality. More detailed discussion on compliance monitoring locations are described in Item 20.

18.3. OPEN PIT WATER HANDLING SYSTEM

Seasonal melt (May to September) from the glaciers is the primary contributor of runoff to the Sarytor Pit, Central Pit, and Lysyi Valley with precipitation being of lesser significance. The importance of glacier melt is demonstrated by ongoing mass balance studies on the Sarytor Glacier. For the period 2015-2017, an average winter precipitation (September to May) of 320 mm was recorded on the glacier, compared to summer (June to August) ablation (snowmelt, glacier melt and sublimation) of 1,550 mm.

The major factor controlling snow and glacier melt (and thereby runoff volumes) is air temperature. Operational experience over the last decade has shown that consistently high temperatures over a period of four to five days leads to enhanced melting of the glaciers and high runoff volumes. Figure 18.1 demonstrates this seasonal relation with a plot of maximum daily temperatures and measured daily pumped volumes from the Central Pit for the 2019 summer. Diurnal fluctuations in runoff also occur, with peak runoff volumes typically generated between 4:00 PM and 10:00 PM.

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Figure 18.1: Daily Runoff Volumes (blue bars) to the Central Pit and Daily Maximum Temperatures (red line) for 2019

The meltwater forms the main source of groundwater that flows towards the open pits. Groundwater flow is controlled by the presence of both the permafrost that is formed at higher elevations and beneath parts of the glaciers, as well as also through geological structure such as faults and fracture sets.

The pit water handling system at Kumtor is focused on intercepting meltwater and rainfall runoff at higher elevations adjacent to the glacier toes using a combination of surface water ditches, sumps, vertical dewatering wells and horizontal drains. Vertical wells and horizontal drains target highly transmissive water-bearing faults behind the pit slopes in order to intercept groundwater before it flows into the pit. These wells are considered to be non-contact water and the water quality is not degraded, as contact volumes with the pit walls and TSS levels (due to potential mobilization of fine sediments) are minimized. In-pit wells and horizontal drains enhance the efficiency of dewatering operations due to smaller pumping heads being required.

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Dewatering occurs from the three principal areas where surface runoff and groundwater are collected: the Southwest and Sarytor Pits, the Central Pit, and the Lysyi Valley. Dewatering capacities per site are currently allocated as follows:

•	Central Pit – 9,600 L/s

•	Lysyi Valley – 3,770 L/s

•	Southwest and Sarytor Pits – 2,380 L/s

These pumping capacities are based on maximum pumped volumes measured during the last several years with a 30% capacity added for contingency. BGC is currently evaluating whether these pumping capacities are sufficient for more extreme climate conditions for the LOM than those observed in the last several years.

The pit water handling system is physically represented by a combination of sumps, ditches, pumps (fixed and mobile ones), pipelines, and secondary equipment such as header tanks and collector tanks. Dewatering pipelines are primarily composed of high-density polyethylene (HDPE) with diameters of 56 mm to 630 mm. Polyurethane flexible pipes of 37-mm to 200-mm diameter are also used, typically in combination with mobile diesel pumps.

While both electric and diesel pumps are used, a majority of the pumping system is electrical. Electric pump models in use include Flygt and ESV (1.2 kW – 130 kW), while high-capacity vertical turbine pumps (630 kW – 1,000 kW) are used on primary sumps in the Central Pit at bench 3920 and at Portal 1. Diesel pumps (Godwin and Pioneer) are used at mining cutbacks and other areas that lack permanent stationary sumps. These pumps are a critical component of the dewatering system as they are mobile, require minimal installation effort, and are equipped with automated suction pumps.

Because the Central Pit has a complex geological structure and the pit walls are susceptible to saturation, horizontal drains and vertical wells are used to supplement the dewatering system by lowering the water levels behind the pit slopes to reduce seepage into the pit and to improve the slope stability of the pit walls through depressurization. The locations of horizontal drains and vertical wells are determined based on observed site conditions, geologic mapping, piezometric water levels, and recommendations from consultants and research institutions. Most of the drains and wells target fault zones and geologic discontinuities that act as preferential flow paths for groundwater. The vertical wells are equipped with submersible pumps (1 kW to 45 kW) that are typically installed to depths of 120-150 m; the horizontal drains use only gravity to drain water from behind the pit walls. Water obtained from the wells and drains accumulates in dedicated collector tanks, from where it is pumped outside of the Central Pit and released into natural channels. The performance of the

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groundwater dewatering wells and drains is measured via a series of Vibrating Wire Piezometers (VWP).

Dewatering operations also cover the WRSFs. Surface meltwater is intercepted before it enters and saturates the WRSF, which has a beneficial effect on both geotechnical stability and environment risks.

18.4. TAILINGS STORAGE FACILITY

General

The TSF is located in the Kumtor River Valley and north of the Central Pit (Figure 4.3). The TSF consists of a tailings dam, an ETP, twin tailings pipelines (each approximately 6.5 km in length, one is the standby line), and two diversion channels around the area to divert runoff from natural watercourses from entering the tailings basin. The facility received original approval in 1999 to be constructed to a dam crest elevation of 3,670.5 m, and in 2017, up to an ultimate crest elevation of 3,677.5 m. The dam crest is regularly raised, and KGC is periodically required to apply and obtain permits from the Kyrgyz Government to address the interim raising and construction activities, as described in Item 20. KGC is currently considering raising the dam to an ultimate crest elevation of 3682.0 m (i.e., 4.5 m above the currently approved ultimate crest elevation of 3677.5 m) as an option to increase the TSF storage capacity.

Tailings are deposited from the upstream shoulder of the dam and along the east (left) abutment ridge by spigotting. The tailings slurry is delivered to the TSF through the pipeline by gravity from the Process Plant. Beaches of 250 m to 560 m in length are maintained between the dam crest and the pond surface. During summer operations (May through October), approximately 6 Mm3 of effluent from the tailings pond are treated and subsequently discharged into the environment, thereby lowering the water level in the pond. By October, the ETP is shut down for the winter and the water levels slowly rise again in the tailings pond.

The tailings dam is approximately 3 km long. The dam crest is 10 m wide and the dam side slopes are approximately 3 horizontal to 1 vertical (3H:1V). The dam is currently 42.5 m high above the downstream toe at its central and highest part. The dam has been constructed of alluvial sands and gravels borrowed from a pit located approximately 5 km from the dam. A geomembrane liner has been placed on its upstream face and extends 100 m upstream of the dam toe into the impoundment on natural ground. The tailings dam was designed and constructed to account for the permafrost

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conditions at the site and to comply with standards consistent with the Kyrgyz seismic design requirements (SniP KR 20-02).

As of December 31, 2019, the dam crest elevation was 3,670.5 m and the TSF contained approximately 85 Mm3 of tailings and 7.3 Mm3 of ponded water (92.3 Mm3 in total). The currently approved ultimate dam (crest elevation 3,677.5 m) with a stabilizing toe berm was designed to store up to 121.0 Mm3 of tailings, including the water pond, which provides approximately 29 Mm3 of additional storage.

The dam and appurtenances are regularly inspected by KGC personnel during routine work at the TSF. In addition, the TSF was visually inspected by geotechnical consultants Golder Associates Ltd. (Golder), Wood Plc. [formerly AMEC Foster Wheeler Environment & Infrastructure (AMEC)], SLR Consulting Ltd. (SLR), and/or the Research and Design Laboratory for the Stability of Geotechnical Facilities (LUGO), on an annual basis.

The most recent independent inspection was carried out in August 2019, by Golder. The inspection report indicated that the structures were in good condition and were functioning as required at the time of the site visit. Some maintenance work was recommended along with continued monitoring of these structures (Golder, 2019).

In August 2019, LUGO (formerly the Kyrgyz Republic Institute of Rock Mechanics, KIRM), as the Engineer of Record (EOR), conducted the annual safety inspection of the tailings dam and appurtenances. This annual inspection concluded that the overall tailings dam condition is evaluated as suitable for operation (LUGO, 2020).

BGC Engineeing Inc. (BGC) has provided design support for the tailings dam raises since 2005. Since then the tailings dam raise designs have been developed in close cooperation between LUGO and BGC.

Options to Increase the Ultimate Tailings Capacity

The remaining approved capacity of the TSF is insufficient to store all the 44 Mm3 of tailings (77 Mt of ore) still to be processed in the current LOM plan. To accommodate the shortfall of 15.5 Mm3 storage, options are being considered, including raising of the existing tailings dam or constructing new tailings management facilities both within and outside the concession area. The current LOM plan assumes raising of the existing tailings dam. If permitting of this option cannot be obtained,

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additional capital expenditures beyond those in the current capital budget for the LOM plan would have to be incurred.

The existing facility will reach its permitted capacity (1.5 m freeboard at a dam elevation of 3,677.5 m) in 2027. In 2012, BGC conducted a preliminary tailings storage layout alternatives assessment (BGC, 2012b). Three options were investigated to provide storage for what was then considered as an additional 33 Mm3 of tailings beyond the TSF’s currently permitted capacity. The same three options are appropriate in 2020 but for a slightly smaller additional volume of tailings. These layout options are shown on Figure 18.2 and described below:

•

Option 1: Raising the existing tailings dam. In 2012, the additional 33 Mm3 of tailings storage needed would be stored in the existing tailings facility by raising the dam by 7 m, from the then permitted crest elevation of 3670.5 m to an ultimate crest elevation of 3,677.5 m, which was permitted in 2017. Now, in 2020, the additional storage needed for LOM, 15.5 Mm3, can be accommodated by raising the dam an additional 4.5 m from crest elevation 3,677.5 m to a crest elevation of 3,682.0 m. The maximum dam height would then be increased from 49.5 m to 54 m. At this height, the dam will require a Class I designation as defined by the Kyrgyz International Building Standards – Hydraulic Engineering Constructions (MSN-3.04-01-2005). In this case, more stringent design, monitoring and reporting criteria would have to be applied to operate the structure, which is currently classified as Class II.

Updated stability analyses currently in progress by BGC (2020b) show that the dam could be safely raised by the 4.5 m beyond its currently approved final elevation, based on current knowledge of the dam and subsurface conditions. Additional geotechnical investigations are required for the final design, which include drilling, geophysical profiling, and test pit excavations to confirm the details of the design assumptions for the expanded shear key for the main dam and for the left abutment saddle dam that is needed to contain the expanded tailings elevation.

The dam raise to crest elevation of 3,682.0 m does not require relocation of the two existing diversion channels around the TSF to divert runoff from natural watercourses from entering the tailings basin. However, future studies will be required to reassess and update these diversion channels’ capacities considering the change in the dam classification to Class I from Class II.

•

Option 2: New Tailings Facility at Site 3 (Figure 18.2). This site consists of two cells. Topographic and subsurface conditions are expected to be favourable for the design, construction, and operation of the dams and runoff diversion works. However, a significant amount of geological and geotechnical investigation, monitoring, and design work will be needed to confirm the feasibility of this option for tailings storage. Furthermore, this site lies outside of the Kumtor Mine concession area boundary, and KGC would need to negotiate with the Kyrgyz Government should this option be taken forward.

•

Option 3: New Tailings Facility at Site 8 (Figure 18.2). As is the case for Option 2, a significant amount of geological and geotechnical investigations and design work are required to confirm the feasibility of this site. This site lies within the Kumtor Mine concession area boundary. However, significant earthworks (excavation and construction material quantities) will be required for this option.

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The foundation conditions for Option 1 (adding to the existing facility) are reasonably well-understood from previous site investigations and would require only local additional site investigations. However, geotechnical data are lacking for the other two layout options (Options 2 and 3), and so the suitability of these sites cannot be confirmed until comprehensive geotechnical investigations are completed.

The geotechnical investigation for the raise to 3682 m started in October 2020 and will be completed in the second quarter of 2021. BGC, in close cooperation with LUGO, will develop the final design by the end of 2021, for approval by the state authorities of the Kyrgyz Republic. It is anticipated that by the middle of 2022, the mine will receive the required approvals and expert reviews of the design required by the legislation of the Kyrgyz Republic.

Option 1 is the preferred solution based on the current operation of the TSF. The capital budget in Table 21.3 in Item 21 includes provision for the annual raising of the dam to its currently approved ultimate crest elevation of 3677.5 m. A provision for the capital required for the additional capacity for 15.5 Mm3 has been included, anticipating that the dam of the existing facility will be permitted to be raised by 4.5 m (Option 1). If either of Options 2 or 3 turn out to be the required solution, additional capital expenditures would be required to make one of these two options operational by 2024.

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Figure 18.2: TSF and Alternative Sites

Tailings Dam Deformation

Since its construction, the dam and the foundation have experienced horizontal deformations due to creep in the ice-rich silt in the foundation, with the KIRM initially raising concerns in 1999. The tailings dam is founded on permafrost that includes zones of frozen silt containing ice lenses (Figure 18.2). These horiontal deformations were caused by creep deformation of the ice-rich silt induced by the load from the dam embankment and the impounded tailings.

Initial deformation monitoring indicated that the rate of creep was constant, but the magnitude and rate of deformations have been of concern to the regulatory authorities. The horizontal deformations, totalling about 100 mm to 200 mm until 2006, were well within the limits of deformations previously recorded on several large water and tailings dam structures reported in the literature (Golder, 2006).

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To reduce the rate of creep and satisfy the regulatory concerns, a shear key and toe berm were constructed in 2003. However, initially, the deformations continued undiminished, and an additional engineering assessment indicated that the initial shear key did not penetrate the soils deep enough to reduce the creep deformations of the ice-rich foundation silt (BGC, 2005).

Since 2006, sections of the initial shear key have been expanded and new shear keys have been added. Design changes developed in close cooperation between KIRM/LUGO and BGC and implemented since 2007 have assumed that the tailings dam will be raised to its ultimate permitted elevation of 3,677.5 m. The new shear key has been excavated to an average depth of 10 m, so that it is keyed into soil that contains little ground ice, generally less than 5% by volume (Figure 18.2).

KGC has intermittently provided BGC with instrumentation monitoring data for developing a numerical model that predicted the observed deformations and provided guidance for constructing the dam to its ultimate dam crest elevation. The numerical model was initially developed based on observations up to 2006 (BGC, 2007) and later updated for measurements up to 2010 (BGC, 2010b) and 2014 (BGC, 2015). These numerical models showed that the proposed shear key and buttress would effectively slow down deformations to about 3 mm per year by approximately 2030, given the proposed dam-raising schedule.

The latest update of this work is currently underway by BGC (BGC, 2020b). This work includes an update to the estimate of creep deformation for a revised ultimate dam crest of elevation 3,682.0 m (i.e. Proposed Option 1), as well as confirmation of stability under static and earthquake loadings. Ongoing monitoring data from piezometers and inclinometers installed in the dam and provided by KGC has been reviewed and incorporated into numerical models of creep deformation and stability. The results from these design analyses show that with continued downstream raising of the dam and expansion of the foundation shear key onto competent ground, by excavation and replacement of ice-rich natural soils, the dam will continue to experience creep deformations that will slow down to about 3 mm per year by approximately 2035.

In addition, stability assessment results show that the stability of the revised ultimate dam configuration will meet Kyrgyz and Canadian Dam Asssocaition (CDA) safety factor criteria for static and seismic loadings. The resultant displacement of the dam due to the current estimate of the Maximum Credible Earthquake was also calculated using semi-empirical methods. This calculated amount of displacement does not pose a threat to containment loss, as it is less the design minimum freeboard of the dam, which is 1.5 m. More detailed numerical modelling is planned to be completed

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in 2020 and 2021 to confirm that these semi-empirical estimates are consistent with the Kyrgyz seismic requirements.

KGC has been providing Golder and LUGO regularly with information regarding tailings dam construction activities, the status of items of specific interest for geotechnical monitoring, and updated instrumentation monitoring data.

The QP of this Item (BGC) concludes that, based on the geotechnical assessments referenced herein, the shear key and buttress are performing as designed.

Effluent Treatment Plant (ETP)

At the Kumtor Mine, process water is discharged and accumulates along with the tailings in the TSF. This accumulated water is subsequently treated in an ETP and discharged into the Kumtor River on a seasonal basis. Due to freezing conditions in the winter, the treatment and discharge of wastewater is restricted to the warmer months of the year and there is enough water in the Kumtor River to assimilate it, typically from May to October. The ETP is designed to treat excess tailings water accumulated in the tailings pond. At the ETP, cyanides are neutralized, and metals are settled to ensure that discharge to the Kumtor River meets the water quality objectives, as stipulated by the relevant Kyrgyz Environmental Permits and the Environmental Action Program. KGC materially complies with Kyrgyz legislation and international practices for effluent water quality. More detailed discussion on the compliance monitoring locations are described in Item 20.

Eight pumps direct the effluent from the tailings pond to the ETP. The effluent treatment system uses the patented INCO/SO2-air technology, and consists of three ponds designed for cyanide removal, metal removal, and polishing and pH adjustment before final discharge (Figure 18.3). At the end of the treatment season (in October), the sediments formed in the ETP Ponds #1 and #2 are pumped back into the Tailings Pond.

The ETP is currently undergoing upgrades that are expected to be completed in Q1 2021. The upgrades are required to increase the ETP treatment capacity to comply with the currently established MAD and reduce the concentration of metals, including antimony in discharge water. Following the completion of these upgrades, the ETP will have a maximum treatment capacity of 2,700 m3/hr.

Treated effluent can only be discharged when the following conditions are met in the Kumtor River:

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•	Flow in the Kumtor River is more than 2 m3/s

•	The dilution ratio of the river flow to the treated effluent is at least 5 times

In general, the ETP operates in summer (from mid-May to mid-October) under the above restrictions with the treated volumes dependent on pond volumes and Kumtor River flows. Based on historical stream flow, the Kumtor River has sufficient flow in the summer to assimilate the treated effluent. In an upset condition with extreme low flow in the Kumtor River, the open pit water can be redirected to the process plant to dilute the treated effluent. In addition, KGC can augment the Kumtor River flow by lowering the Petrov Lake water level as described below (Petrov Lake, Item 18.5).

Internally, KGC has developed a Water Balance Model (WBM) with a monthly timestep that tracks the observed pond volumes and elevations in the TSF. The KGC model captures the period 1997-2019 and currently projects average annual pond elevations to year 2033, which is the planned end of mine life. In 2020, KGC retained BGC to validate their WBM (BGC, 2020a). Both the KGC and BGC models indicate that there will be sufficient treatment capacity in the ETP following completion of ongoing upgrades and high enough flows in the Kumtor River to control supernatant pond volumes moving forward, provided the ETP dams are also raised to the currently proposed ultimate tailings dam elevation of 3,682 m. Currently, the elevation of the ETP dams’ crest is 3,676.0 m (Figure 18.3). Studies are underway to determine how to raise these dams to the proposed ultimate elevation of 3682.0 m.

In 2019, the TSF pond volume fluctuated between 6 and 8 Mm3, which is slightly higher than the desired target. As a result, KGC is planning on treating 6.5 Mm3 of pond water annually for the next four (4) years (i.e., from 2020 until 2023, inclusive), an action consistent with both the KGC and BGC WBMs.

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Figure 18.3: ETP Layout

Aqueduct (Bridge)

Currently, the tailings pipeline crosses the Kumtor River on a bridge at elevation 3,671.0 m. A new bridge will be required at a point upstream where the crossing can be made at elevation 3,683.0 m (Figure 18.). KGC engineers have provided preliminary cost estimates for the new bridge construction. A specialized Kyrgyz company will develop a detailed working design, which will be reviewed by the authorized state bodies for their approval and expertise required by the legislation of the Kyrgyz Republic.

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Figure 18.4: Location of the New Aqueduct

18.5. PETROV LAKE

Petrov Lake is a natural, proglacial lake (formed in contact with melting glacier and associated moraine) that has formed between a natural terminal moraine from the Little Ice Age and the current snout of Petrov Glacier, and is located approximately 5 km upstream of the tailings dam. The lake has formed due to the accumulation of meltwaters fed from the receding glacier. The terminal moraine is in a permafrost environment and mostly frozen, containing buried glacial ice, as well as segregated ground ice. Lake level is controlled by the outlet into Petrov River at the north end of the moraine. In addition, Petrov Lake is used as a water supply for mining operations and camp use and continues to increase in length and volume as the Petrov Glacier recedes.

In 2012, BGC conducted a geohazard and risk assessment of a potential moraine dam (natural dam) outbreak flood from Petrov Lake (BGC, 2012a). BGC considered moraine dam thawing, to an extent

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that it allowed for piping or overtopping of the moraine dam, to be the most likely cause for a dam breach. The dominant failure mechanism was identified as progressive warming occurs, which would lead to thawing of interstitial ice in the moraine dam, thereby lowering the available freeboard and allowing for seepage through the seasonally unfrozen top layer (active layer).

It was estimated that, without mitigation, the likelihood of moraine dam failure during mine operations would be negligible but may become very likely after mine closure in response to ongoing climate change. Outbreak flood scenarios were modelled to identify the mine facilities most at risk. The risk assessment identified the gravel crusher and roads as being at high risk during operations, and the tailings dam and shear key as being at high risk after closure due to the potential impacts of erosion. Other mine facilities that may be at risk during a dam outbreak flood include three bridges (one of which carries the tailings line) and the power transmission line.

BGC (2012a) proposed several preventive measures to mitigate against the potential damage from a moraine dam outburst flood, which included artificial lowering of the Petrov Lake. Following this initial assessment, BGC developed conceptual risk reduction options for erosion protection of the toe and shear key of the tailings dam (BGC, 2012c) and an early-warning system (BGC, 2014) for a potential moraine dam outbreak flood. The conceptual risk reduction options considered were enlarging the existing river channel, installing a floodwall, enlarging the existing river channel and placing the excavated material as a sacrificial floodwall, realigning the river channel, and riprapping the toe of the tailings dam. In 2014, KGC adopted a real-time monitoring system of Kumtor River flows, Petrov Lake water level and thermistors within the moraine dam.

In 2014, CH2M Hill Canada Limited (CH2MHill) conducted a feasibility study to identify alternative options to provide erosion protection for the tailings dam, in the event of a moraine dam outbreak flood from Petrov Lake, utilizing available resources and to provide a basis for future detailed design. This work included an assessment of potential shear stresses at the toe of the tailings dam, and identification and evaluation of alternative erosion protection measures for the tailings dam. The results of the study indicated that the concept of using shipping containers as block elements (filled with materials such as whole tires, earthen fill and/or grout) for erosion protection is feasible.

Options to control lake levels were developed at scoping-level, including spillway channels, siphoning and pumping (Vasiliev and Butenko, 2013). In order to advance the design, detailed geophysical, engineering-geological and hydrological surveys were carried out in 2016 and 2020 by KyrgyzGIZZ. KGC currently has a design for a spillway for the Stage I lowering of the Petrov Lake

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water level, which received necessary permits by the legislation of the Kyrgyz Republic (Kyrgyzsuudolboor, 2018).

The Kyrgyzsuudolboor (2018) lake lowering design provides the construction of hydraulic structures to lower the water level in Petrov Lake to the level of elevation 3,728.2 m (Stage I); and thereby, reducing the hazard of an outburst flood via lowering the peak flows and total flood volumes. The first stage of these works is completed i.e., widening of the Kumtor River channel and armouring the channel bed with riprap. In addition, backfilling of the Blue Bay is underway to improve slope stability of the moraine dam of the lake. However, a final decrease in the water level in Petrov Lake will be achieved at the end of life of mine when the pumping station on the lake is no longer needed. If the ongoing analysis and monitoring data show that it is necessary to further lower the lake water level, the second phase of lowering the spillway (Stage II) to elevation 3,724.2 m could be implemented earlier in accordance with the approved design for the end of the mine reclamation period.

KGC has commissioned further outburst flood modelling for different moraine dam breach scenarios and tailings dam toe erosion modelling to be completed by BGC to evaluate the potential impact on the ultimate tailings dam and the tailings pipeline bridge. BGC is currently working on this task, which is planned to be completed in 2020.

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19. MARKET STUDIES AND CONTRACTS

All gold doré produced by the Kumtor Mine is purchased at the mine site by Kyrgyzaltyn under the Restated Gold and Silver Sale Agreement for processing at its refinery in the Kyrgyz Republic. Under the Restated Gold and Silver Sale Agreement, Kyrgyzaltyn is required to pay for all gold delivered by the twelfth calendar day following the date it was collected. The price for all gold doré delivered is based on the London Bullion Market’s afternoon fixing gold price. The obligations of Kyrgyzaltyn are, in part, secured by Centerra shares owned by Kyrgyzaltyn. Centerra notes that all gold doré produced by the mine to-date was purchased by Kyrgyzaltyn pursuant to the aforementioned arrangement. The terms of the Restated Gold and Silver Sale Agreement are within industry norms.

There are no material contracts related to ongoing operations other than those discussed in Item 4.1.

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20.	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1. PERMITS AND LICENCES

All mining and related activities are carried out in accordance with licenses and permits issued by Kyrgyz government agencies based on the laws of the Kyrgyz Republic. The Restated Investment Agreement provides that KGC is entitled to all licences, consents, permits and approvals of the Government of the Kyrgyz Republic necessary or convenient for the operation of the Kumtor Project. The KGC Health, Safety, Environment and Compliance Departments spend considerable time and resources ensuring that all permits and licenses are received and remain current. Some considerations relating to material permits are described in this Item.

In accordance with applicable environmental laws, KGC develops and agrees to an Environmental Passport with Kyrgyz Republic regulatory authorities. The Environmental Passport is developed for a period of up to 5 years. On an annual basis, KGC updates standards for maximum allowable emissions, discharges and waste disposal to the environment and obtains permits required to carry out activities at both the Mine Site and the BMY.

KGC pays a mandatory annual payment for environmental pollution which covers environmental effects of Kumtor Mine, including discharge of treated effluent and sewage water, air emissions and waste. The Restated Investment Agreement provides for annual payments for environmental pollution in the amount of $310,000.

Furthermore, in connection with the Strategic Agreement, KGC paid $61.1 M to a new Kyrgyz Republic Nature Development Fund, as of December 31, 2019. KGC will also make an annual payment of $3.7 M to the fund until the end of the mine life.

In May 2016, KGC obtained a license for disposal of toxic waste materials in the TSF. This license is valid until May 29, 2022.

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In accordance with applicable laws relating to transport of dangerous goods, KGC developed and had approved the following documents:

•	“Procedures for safe transportation of sodium cyanide by KGC transport on the route BMY-Kumtor Mine” (validity is not regulated by the Rules).

•	“Procedures for safe transportation of dangerous goods: nitric, sulphuric, hydrochloric and acetic acids by KGC transport on the route Bishkek-BMY-Kumtor Mine”, (valid until November 2022).

On a quarterly basis, KGC obtains permits for transportation of dangerous goods of classes 1, 6, 7, 8 and 9 from the licensing system of the Kyrgyz Republic Ministry of Internal Affairs and from the authorized state body for traffic safety of Kyrgyz Republic Ministry of Internal Affairs.

KGC also obtains expert opinions on specific types of controlled products in Kyrgyz Republic from the authorized state expert bodies. Based on positive expert opinions, KGC obtains import licenses from the Kyrgyz Republic authorized state body issuing import licenses.

To ensure uninterrupted operation of the Kumtor Mine, KGC concludes agreements with manufacturers (suppliers) of specific goods (materials) and obtains import licenses from the Kyrgyz Republic Ministry of Economy for the following goods:

•

Explosives from “Orica UK”, Great Britain, “Orica Kazakhstan”, Republic of Kazakhstan, “Kapeks Uretim Patlayici Maddeller Tic Ltd Sti”, Republic of Turkey, explosives produced in Russian Federation from “KyrgyzVzryvProm” LLC.

•	Sodium cyanide from “KorunCyan”, Russian Federation, “Saratovorgsintez” LLC, Russian Federation, “Talas Investment Company” LLP, Republic of Kazakhstan.

Details on tailings and water management, including permitting considerations for the planned expansion of the TSF, are presented in Item 18.

20.2. ENVIRONMENTAL COMPLIANCE

According to KGC’s Annual Environment and Sustainability Reports published on the Centerra’s website and the corresponding results of independent environmental assessments, KGC materially complies with applicable Kyrgyz legislation and international work practices.

Environmental Management Action Plan

As part of its obligations to the original lending institutions in connection with the Kumtor Mine financing, KGC implemented an EMAP in 1995. The EMAP outlines KGC’s environmental and safety

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commitments, including the regulations applicable to the Kumtor Mine. The EMAP has been updated over the years, most recently in 2010.

The Restated Investment Agreement provides that KGC will continue to be obligated to operate in accordance with mining and operating plans that seek to limit the environmental impact of the project and protect human health and safety in accordance with good international mining practices. Specifically, KGC will continue to be obligated to operate in material compliance with the standards applicable under the EMAP.

The EMAP applicable standards are as follows:

1.	Environmental Legislation of the Kyrgyz Republic

2.	Occupational health and safety legislation of the Kyrgyz Republic

3.	World Bank environmental guidelines

4.	Saskatchewan (Canada) environmental laws, and

5.	International “good practices” including the International Cyanide Management Code (ICMC) and the new World Gold Council Responsible Gold Mining Principles (RGMP).

Specific aspects covered in the EMAP include:

•	Handling of hazardous materials and emergency response.

•	Environment protection, including wildlife conservation.

•	Containment, control and elimination of seepage and spills.

•	Policies, programs, training, regulating documents and reporting procedures.

•	Mine Closure Requirements.

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Environmental Management System

To understand, evaluate, and manage KGC’s environmental footprint, KGC takes a systematic “plan-act-monitor-improve” approach, which is aligned with the International Organization for Standardization’s ISO 14001 model. This approach began with an environmental impact assessment at the early planning stage of the Kumtor Mine and it continues with the implementation of the environmental management program and the incorporation of mine closure planning for the future.

This system provides for scheduled monitoring, engineering controls, and performance requirements that are in-line with good international mining practice, local regulations, and reporting. The system and its key elements are also subject to corporate and external audits and approval by relevant Kyrgyz Republic authorities.

Environmental monitoring locations are shown in Figure 20.1, with discharge points shown for the ETP (T8.4) and STP (SDP). To control water quality, more than 30 sampling points are set up across the Concession Area. Sampling points are selected from a combination of legal obligations and additional commitments related to environmental management responsibilities and programs. The main compliance point is where surface water converges downstream of Kumtor Mine operations, below the point where treated water is discharged to the Kumtor River. This point is referred to as the “End of Mixing Zone” or W1.5.1 and is approximately 10.5 km from the STP discharge point. It was selected by KGC to ensure compliance with the EMAP and the water quality requirements for the Kumtor River. Any exceedance of water quality criteria at W1.5.1 triggers examination of the data collected at monitoring point W1.8 that is located 1 km upstream of the City of Naryn. Naryn is the first community that is downstream from the mine and a consumer of potable water from the Kumtor River. KGC also provides a preventative action plan to prevent future exceedances occurring.

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Figure 20.1: Environmental Monitoring Locations

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Environmental Audits

KGC operations are subject to regular environmental audits by Kyrgyz and international companies and experts, as well as audits commissioned by Centerra, EBRD and before 2022 external assurance against the new RGMPs. At the initiative of the Kyrgyz Republic Government, as part of the renegotiation of the Kumtor project agreements, in 2017, Amec Foster Wheeler (formerly, AMEC Earth & Environmental UK Ltd) carried out an environmental and engineering audit of the Kumtor Mine.

20.3. CLOSURE PLANNING

Under the EMAP and in accordance with the good gold mining practice, KGC is required to update its CCP every three years. This approach allows for the development and adaptation of the CCP and provides a period for testing and monitoring of several years to evaluate the various options and their effectiveness that are contemplated by the CCP.

KGC will issue a Final Closure Plan no later than 24 calendar months before the planned Reclamation date. This Plan (Final Closure Plan) shall consider reasonable comments of the relevant regulatory authority of the Kyrgyz Republic.

The Final CCP will include the results of monitoring, as well as a variety of changes to the environmental, regulatory, and social aspects of the project that may have occurred over the life of mine.

The KGC CCP was revised and updated during 2019 and considered the life of mine plan that was available at that time. The life of mine plan considered open pit mining to the end of 2023 with processing operations concluding in 2026. The plan was guided by the following objectives:

•	Comply with regulatory requirements.

•	Minimize adverse environmental impact.

•	Ensure that mine site facilities are geotechnically stable.

•	Ensure protection of public health and safety.

•	Return the land to suitable post-mining land use.

The CCP covers the existing components of the Kumtor operations, including the open pits, WRSFs, TSF and related water treatment facilities, the process plant complex, and associated mine infrastructure.

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According to the results of the latest CCP update, carried out as part of providing this Technical Report update, which includes extending the mine life to 2031, the closure cost is estimated at USD59.1 M. KGC is required to re-calculate closure liability on an annual basis, in accordance with International Financial Reporting Standards to take account of future discount and inflation rates.

In 1995, KGC established a Reclamation Trust Fund to accrue cash funds for mine closure liabilities. This is funded by sales revenue, annually in arrears. As of August 31, 2020, the balance in the fund was $47 M. In accordance with the Strategic Agreement, KGC assumes a total reclamation cost of at least $69 M when determining its contributions to the Reclamation Trust Fund and contributes at least $6 M to the Reclamation Trust Fund on an annual basis until the reclamation amount is funded.

Although the CCP includes facility-specific closure objectives for some key project facilities, the overall closure objectives for the project were identified as follows:

•	Materially comply with all regulatory requirements established for the Kumtor Mine Project including water quality standards set by Kyrgyz laws.

•	Ensure health and safety of workers during mine closure activities.

•	Minimize residual environmental impacts.

•	Ensure mine site facilities are geotechnically stable.

•	Ensure the protection of public health and safety following operations.

•	Identify and mitigate social risks/impacts on the community, the business, and the overall success of the closure process.

•	Address community concerns regarding closure. Safeguard the sustainability of community interests to the greatest extent practicable.

•	Return the land to suitable post-mining end land use.

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The 2019 CCP update incorporates new data and information, changes to the facilities, an analysis of closure risks, and changes to the environmental and social context of the Project. The primary closure consideration will be the long-term stability of the TSF and the WRSFs. Key changes to this CCP update include the following:

•

WRSFs configuration – The 2019 CCP update includes updated storage configurations predicted at the end of mining by the Institute of Geomechanics and Mineral Resources, Kyrgyz National Academy of Science (IGMR) (2017, 2019). Since the deformational movements of the storages are ongoing over time, highly irregular storage surfaces will exist at closure. This CCP assumes that surface regrading will be required to blend the storages into the surrounding topography.

•	Socioeconomic transitioning – The 2019 CCP builds on the social and socioeconomic context of closure of the Kumtor Mine that was discussed in the 2016 CCP based on a SECIA that was completed in 2019.

During the development of this plan, additional data collected since 2016 was evaluated to update and confirm conclusions and closure actions. KGC reviewed the available hydrologic and hydrogeologic data, geochemical data, and pit and dump configurations. This review confirmed the general closure actions identified in the 2016 CCP are appropriate and resulted in only minor changes to the pit lake refilling curves and pit overflow channel alignments that do not affect the actions required for, or schedule or cost of closure.

Most significantly, the SECIA work completed in 2019 improved KGC’s understanding of the impacts of closure on the stakeholders and informed KGC’s consideration of possible actions to manage the process of socioeconomic transitioning.

The SECIA is based on KGC’s life of mine to support the 2019 CCP update.

The Kumtor Mine is the largest mine in the Kyrgyz Republic and contributes to the country’s economy in a number of important ways. It contributed 9.8% of gross domestic product (GDP) and accounted for 20.8% of industrial GDP in 2019. KGC has made payments of $4.14 billion between 1994 and 2019. The allocation of these payments is shown below in Figure 20.2.

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Figure 20.2: Kumtor’s Contribution to the Kyrgyz Republic Economy

Additional KGC payments totalling $155.6 million over the remaining life of mine to various funds are expected to be made by KGC in connection with the Strategic Agreement. While the Kyrgyz Republic government still collects most taxes and fees from the mineral sector, some tax and non-tax payments go to and represent a significant portion of local budgets. All municipalities in the Jeti-Oguz Region no longer receive government subsidies due to local revenue and assistance from KGC. Another important local income source is the IKDF, to which KGC transfers 1% of total gross revenue ($8.4 million in 2019 and cumulatively $78.4 million by the end of 2019). The fund is administered by the regional government and used for regional socioeconomic development. While much of the IKDF proceeds appear to have been used for infrastructure in the past, 10% of funds are to be allocated to local entrepreneurs going forward. KGC has disbursed $11 million to microcredit agencies to support small and micro enterprises.

KGC employed 3,770 staff and contractors in June 2019, who are estimated to support up to approximately 34,000 dependents. Most workers are Kyrgyz-citizens and approximately three-quarters are from the Issyk-Kul Province, contributing to a significant and focused local employment

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impact. More than 600 Kyrgyz-enterprises supply the Kumtor Mine operations and the share of local procurement was $71 million in 2019 and currently sits at 26% of total procurement.

Socioeconomic Impacts of Closure

Closure of the Kumtor Mine will have local and national economic and social impacts.

The Kumtor Mine and its upcoming closure affect a wide range of stakeholders in Kyrgyz Republic with varying levels of impact. Table 20.1 is a summary of those affected and the key issues surrounding each stakeholder group.

Table 20.1: Stakeholders and Key Issues

Stakeholder Group	Key Issues
Employees	Compensation and working environment, support of family

Suppliers	Revenue from Kumtor, current and future capacity for non- Kumtor business

Issyk-Kul Region: Balykchy, Ton, Jety-Oguz Residents	Social programs and infrastructure supported by Kumtor, livelihoods of resident employees, contractors and suppliers, tax revenue

Kyrgyz Republic State Agencies	Environmental and technical closure issues. Responsible for sign-off on closure plan.

Kyrgyz Republic Public Sector (including KyrgyzAltyn)	Revenues from Kumtor – tax receipts and refinery payments

Non-governmental organizations (NGOs)	Ways to maximize the impact of Kumtor’s contributions prior to closure

General public	Social programs supported by Kumtor’s payments to government

Risks After Closure

During the preparation of the 2019 CCP, various risks and uncertainties associated with closure of the site were identified. Risks generally result from uncertainties associated with available information and assumptions that were made to prepare the plan. The uncertainties identified are due to limited information and/or unique characteristics of the site that have few or no precedents.

WRSF Movement After Closure

The Central Valley, Lysyi Valley, and Southwest/Sarytor WRSFs have experienced deformations and migration into the valley since operations began. If the deformations and movement continue following closure, water in the alluvial plain and river could be affected by the presence of mine waste in the flood plain of the Kumtor River. The probability that this could occur is currently being assessed

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by SRK Consulting, as the consequences could be adverse on sensitive species at station W1.5.1 on the Kumtor river and, to a lesser extent at W1.7 on the Taragay River, but not at the furthest downstream location (station W1.8). Water quality modelling indicated that ammonia, manganese, nickel, nitrate and sulphate levels are all predicted to exceed the maximum allowable concentration (MAC) at station W1.5.1 in the Kumtor River and in the Taragay River (all contaminants other than nitrate), but only manganese is predicted to be greater than the MAC in the Naryn River (ARCADIS, 2015). Overall, the potential toxicity effects on aquatic species would be limited spatially and this risk is, therefore, considered to be low. The other consequence that could occur would be if one of the WRSFs was to encroach on the Kumtor River and cause it to alter its flow path (ARCADIS, 2015). This is considered unlikely, and movement modelling is ongoing.

Since 2011, the toe of the Central Valley WRSF has moved down the valley at rates of between 100 and 300 m per year. The surface of the WRSF has exhibited signs of deformations and surface cracking. A number of inclinometers located downstream of the WRSF toe have consistently indicated shearing at depths of between approximately 30 and 45 m below the original surface, suggesting shearing of the foundation soils. KGC has recognized this, and since 2013, has relocated mine infrastructure that would have been damaged by the moving WRSF.

As of mid-2020, the toe of the Central Valley WRSF was approximately 1.2 km from the downstream slope of the TSF dam, 1 km from the Kumtor River, and 150 m from the nearest site facility. At the time of writing this Report, SRK Consulting is modelling the future movement based on site investigations, laboratory testwork, waste rock storage deposition plans and calibrating the model to historic movement. Following completion of this modelling, mitigations will be investigated and implemented to avoid impacts to the TSF dam and Kumtor River.

The deformations will continue to be monitored with the models updated on at least an annual basis (Reid, 2015).

Failure of the TSF Causing Tailings to Enter Kumtor River After Closure

The likelihood of a tailings dam failure is considered negligible. In the unlikely event that this occurred, tailings solids would spread over a large area extending potentially several km downstream and the flow path of water courses downstream of the dam (Ara-Bel and Kumtor Rivers) may be altered. Water flowing through the spilled material would be likely to carry high suspended solids levels resulting in highly turbid waters. This condition would be likely to last for several weeks until the spilled material could be isolated, and the area could be remediated. ARCADIS (2018) predicted

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that the concentrations of ammonia, copper, free cyanide, and nickel would exceed the MAC levels as far downstream as the community of Naryn. Sulphate is also predicted to be above the MAC in the Kumtor and Taragay rivers, but not in the Naryn River. Predicted manganese and nitrate concentrations fall below the MAC at all three locations.

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21. CAPITAL AND OPERATING COSTS

The estimated future capital and operating costs for Kumtor Gold mine are discussed and tabulated below in USD using an exchange rate of 70 KGS/USD. The majority of cost estimates were developed in USD. Please see Item 22 of this document for sensitivity analyses.

Total operating and capital costs over the LOM are estimated at $4,517 M, including $2,366 M for mining costs, $868 M for processing costs, $602 M for administrative (G&A) costs and total capital expenditures are estimated at $681 M, as shown in Table 21.1.

The total LOM capital expenditures required to exploit the Mineral Reserves in the LOM plan is estimated at $681 M, which includes capital equipment and component replacements, planned improvements to the processing plant and equipment, tailings dam raises to meet an increased tailings storage capacity requirement, site infrastructure relocations, and open pit wall stabilization activities including dewatering, as shown in Table 21.2. Capital stripping is accounted for in accordance with IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine, and amounts to $1,552 M.

The all-in sustaining cost per ounce sold, on a by-product basis, which includes sustaining capital and capital stripping but excludes taxes, averages $828/oz of gold for the period from 2020 to the estimated end of mine life in 2031. All-in sustaining cost per ounce sold, on a by-product basis, is a non-GAAP financial performance measure.

Table 21.1: Operating and Capital Cost Summary

Costs Summary (Total LOM)	Total $M
Mining (including Capital Stripping)	2,366
Processing (including water supply)	868
Administration	602
Capital (excluding Stripping)	681

Total	4,517

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21.1. MATERIAL ASSUMPTIONS

The following material assumptions have been used in the development of the LOM plan, estimates of capital and operating costs, and Mineral Reserve estimates:

•	Gold price of $1,350/oz

•	Silver price of $17/oz

•	Exchange rate: 70 KGS/USD

•	Diesel fuel price: USD0.50/litre

•	Electrical pricing of USD0.045/kWh

The diesel price is based on no Russian export duty being paid on fuel exports from Russia to the Kyrgyz Republic. Diesel fuel is sourced from several different Russian suppliers and only loosely correlates with world oil prices.

21.2. CAPITAL COSTS

The LOM capital costs for the Kumtor Gold mine are summarised in Table 21.2.

Table 21.2: LOM Capital Costs

	($’000)
Capital Category	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Mining Capital
Sustaining
Mine Equipment Replacement	22,558	6,968	20,308	20,390	6,308	5,182	6,972		—		—		88,684
Equipment Component Replacement	31,574	32,720	28,645	34,918	41,401	34,807	35,543	46,865	33,376	5,737	3,133	4,580	333,298
Tailings Dam		—	7,100			5,045	5,680	5,125	3,115	3,215	3,310		32,590
Other	4,272	8,470	4,720	4,666	2,485	3,170	3,595	3,070	2,295	470	150	150	37,513
Growth
Mine Equipment for LOM extension	6,000	65,692											71,692
Tailings Dam	8,493	8,850		8,091	8,091								33,525
Other		4,308											4,308
Sub Total Mining	72.896	127,007	60.772	68.065	58,284	48,204	51,790	55,060	38.785	9,422	6,593	4,730	601,610
Processing Capital
Sustaining
Process Plant Equipment Replacement	1,736	3,755	4,950	3,800	3,500	3,000	3,000	3,000	2,000	1,250	700	300	30,992
Process Plant Equipment Improvement	1,209	1,365	100		—	—	—	—					2,674
Growth
Tower Mill	662	20,207			—	—	—				—		20,869
Other	9,218	—						—					9,218
Sub Total Processing	12,826	25,327	5,050	3,800	3,500	3,000	3,000	3,000	2,000	1,250	700	300	63,753
Admin Sustaining Capital
Site Facility Improvement and Other Administration	2,524	7,219	2,056	1,479	592	557	370	250	174	50		50	15,321
Sub Total Admin	2,524	7,219	2,056	1,479	592	557	370	250	174	50	—	50	15,321

Total Sustaining Capital	63,872	60,497	67,878	65,252	54,285	51,761	55,160	58,310	40,960	10,722	7,293	5,080	541,071
Total Growth Capital	24,373	99,057	0	8,091	8,091	0	0	0	0	0	0	0	139,612
Total Growth & Sustaining Capital	88,245	159,554	67,878	73,343	62,376	51,761	55,160	58,310	40,960	10,722	7,293	5,080	680,683
Capital Stripping	149,862	215,838	142,384	239,201	257,258	202,443	143,985	200,789	—	—	—	—	1,551,760

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The capital cost estimate assumes investment in and replacement of the heavy-duty mobile fleet, including investment in an additional twenty-nine haul trucks, five track dozers, four wheel dozers, four shovels, two excavators, and two loaders. Refer to Item 16 for details of primary mobile fleet requirements over the LOM.

Major component rebuilds of the mobile fleet has been estimated based on expected operating hours per component. Kumtor Mine practises extensive mobile equipment component replacement to minimise future mobile equipment replacement requirements.

The tailings dam, discussed in Item 18, is estimated to be raised from the 3,677.5-m elevation to the 3,682.0-m elevation with an added capacity of approximately 15 Mm3 for increased LOM production.

The tower mill investment, discussed in Item 13, is estimated to yield an average increase in metallurgical recovery of 2% throughout the LOM. This metallurgical recovery improvement is reflected in the LOM economics from the second half of 2021.

21.3. OPERATING COSTS SUMMARY

Estimated operating costs (for the remaining 12-year mine life) were developed from first principles using site historical costs as a basis for calibrating the operating cost models This includes detailed estimates of personnel for all required roles/functions. Total LOM operating costs are summarized in Table 21.3.

Table 21.3: Estimated Operating Cost Summary

LOM Operating Costs Summary	LOM Cost ($M)	$/tonne ore
Mining (including Capital Stripping)	2,366	30.92
Processing	868	11.35
Administration	602	7.87

Total	3,836	50.14

Unit costs have been calculated on a per tonne ore processed basis.

21.4. MINE OPERATING COSTS

Key inputs for the mining costs are fuel, maintenance, labour, drill and blast consumables, tires and rebuild parts, and the costs are summarised by cost category in Table 21.4 and by activity in Table 21.5.

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Table 21.4: Estimated Mining Costs by Category

Cost Category	LOM Cost ($M)	$/tonne mined
Fuel	713	0.42
Maintenance Materials and Supplies	664	0.39
Labour and Contractors	463	0.27
Drill and Blast consumables	223	0.13
Tires	122	0.07
Rebuild Parts	105	0.06
Professional Services	52	0.03
Mine General	24	0.02

Total	2,366	1.39

Note:	Unit mining cost is based on material mined. Cost per tonne mined for steady-state capacity mine operation years is estimated at $1.32/tonne.

Table 21.5: Estimated Mining Costs by Activity

By Activity	LOM Cost ($M)	$/tonne mined
Drilling	175	0.10
Blasting	270	0.16
Loading	260	0.15
Hauling	1,089	0.64
Crushing and Conveying	66	0.04
Road and Dump	233	0.14
Geotechnical	116	0.07
Dewatering	76	0.04
Earthworks	22	0.01
Mine General	59	0.04

Total	2,366	1.39

Note:	Unit mining cost is based on material mined. Cost per tonne mined for steady-state capacity mine operation years is estimated at $1.32/tonne.

The open pits at Kumtor Mine aim to mine ore at a sufficient rate to provide process plant feed at a nominal rate of 18,000 t/d with stockpiled ore providing any mining shortfalls.

The estimated average LOM operating cost per tonne of material mined is $1.39/tonne mined. The average estimated LOM operating cost per tonne of material mined during steady-state capacity mine operation years is $1.32/tonne mined.

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21.5. PROCESSING OPERATING COSTS

The processing costs are derived using a process plant feed rate of 18,000 t/d. The main inputs for the processing costs are grinding media, reagents, electricity, maintenance materials, labour, professional services, and liners, and are summarised by cost category in Table 21.6 and by activity in Table 21.7.

Table 21.6: Estimated Processing Costs by Category

Cost Category	LOM Cost ($M)	$/tonne ore
Grinding Media and Reagents	432	5.64
Electricity	142	1.85
Maintenance Materials and Supplies	120	1.57
Labour and Contractors	116	1.52
Professional Services	28	0.37
Liners	27	0.36
Processing General	3	0.04

Total	868	11.35

Unit cost is calculated based on ore tonnes processed.

Table 21.7: Estimated Processing Costs by Activity

By Activity	LOM Cost ($M)	$/tonne ore
Crushing	41	0.53
Grinding	377	4.93
Flotation and Thickening	301	3.93
Refinery	52	0.68
Water Sourcing	9	0.12
Effluent Treatment Plant	28	0.37
Carbon Fines	26	0.34
Laboratory	15	0.19
Processing Administration	19	0.26

Total	868	11.35

Unit cost is calculated based on ore tonnes processed.

Estimated consumable costs are based on current market pricing, historical consumption rates for the existing flowsheet, and feasibility study consumption rates for the tower mill (optimisation project), discussed in Item 13.

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Plant maintenance has been estimated for mechanical, electrical and instrumentation requirements based on actual costs. The overall plant availability is estimated to be 97%.

Fees for “Professional Services” are primarily incurred for carbon fines extraction activities that are outsourced to a third party.

The estimated average LOM material processing cost is $11.35/tonne processed.

21.6. ADMINISTRATION COSTS

The administration costs include all site support services, including supply chain, camp, health safety, and environment (HSE) requirements, transportation, and general administration, as well as an administrative office in Bishkek. Administration costs are depicted by cost category in Table 21.8 and by activity in Table 21.9.

Table 21.8: Administration Costs by Category

Cost Category	LOM Cost ($M	$/tonne ore
Labour and Contractors	257	3.36
Maintenance Materials and Supplies	73	0.96
Admin General	60	0.79
Camp Food and Supplies	53	0.69
Insurance	53	0.69
Professional Services	29	0.38
IT Supplies	24	0.31
Rentals	22	0.28
Fuel	18	0.24
Donations	13	0.17

Total	602	7.87

Unit cost is calculated based on ore tonnes processed.

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Table 21.9: Administration Costs by Activity

By Activity	LOM Cost ($M)	$/tonne ore
Site Support Services	147	1.92
Supply Chain	127	1.65
Camp Operation	86	1.12
General	60	0.79
Health, Safety and Environment	48	0.63
Information Technology	46	0.60
Security	44	0.58
Site Transportation	28	0.37
Corporate Responsibility	16	0.21

Total	602	7.87

Unit cost is calculated based on ore tonnes processed.

The average LOM administration cost per tonne of material processed is $7.87/tonne ore.

Table 21.10 provides an annual breakdown of the All-in Cost based on the assumptions presented in this Item and Item 22.4. Mandatory contributions relate to the Strategic Agreement and are also discussed further in Item 22.4. Other Operating Costs relate to management fees, refinery costs, silver credits, remediation, and standby costs.

Table 21.10: All-in Cost Estimate

	($’000)
Cost Description	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Mining	8,591	47,000	120,525	20,315	5,744	58,945	111,835	53273	244,346	38,425	38,803	66,012	813,815
Milling	69,339	74,316	74,429	75,095	73,937	73,899	73,499	73,813	73,086	72,993	72,550	61,356	868,313
Administration	55,026	60,609	59,552	58,490	58,622	58,233	58,029	56,160	46,840	32,369	29,569	28,720	602,218
Change in Inventories	64,459	25,373	(43,584)	37,587	34,783	(12,860)	(3,5210)	(2,653)	(145,001)	107,020	90,771	22,096	142,779
Mandatory Contributions	20,577	15,139	15,678	6,878	6,905	6,905	6,770	5,585	5,639	5,585	4,777	5,732	106,170
Other operating costs	4,650	1,526	1,838	1,838	17,511	11,528	(23,556)	21,215	(19,003)	25,332	(13,454)	(8,991)	20,433
ADJUSTED OPERATING COSTS	222,642	223,963	228,438	200,201	197,501	196,650	191,368	207,392	205,907	281,725	223,017	174,925	2,553,728
Capital Stripping	149,862	215,838	142,384	239,201	257,258	202,443	143,985	200,789	—	—	—		1,551,760
Sustaining Capital	63,872	60,497	67,878	65,252	54,285	51,761	55,160	58,310	40,960	10,722	7,293	5,080	541,071
Accretion	1,000	1,212	1,212	1,212	1,212	1,212	1,212	1,212	1,212	1,212	1,212	1,212	14,329
ALL-IN SUSTAINING COSTS	437,377	501,509	439,912	505,867	510,256	452,066	391,724	467,703	248,078	293,658	231,521	181,217	4,660,888
Growth Capital	24,373	99,057	—	8,091	8,091	—	—	—	—	—	—	—	139,612
Revenue Based Taxes	118,740	92,372	111,224	111,224	112,166	112.166	107,454	65,980	67,865	65,980	37,703	71.113	1,073,988
ALL-IN COSTS	580,490	692,939	551,136	625,181	630,513	564,232	499,178	533,683	315,944	359,639	269,224	252,330	5,874,488
OUNCES SOLD (oz)	560	490	590	590	595	595	570	350	360	350	200	377	5,627
Adjusted operating costs per oz ($)	398	457	387	339	332	331	336	593	572	805	1,115	464	454
All-in sustaining costs peroz ($)	781	1,023	746	857	858	760	687	1,336	689	839	1,158	480	828
All-in costs per Oz ($)	1,037	1,414	934	1,060	1,060	948	876	1,525	878	1,028	1346	669	1,044

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22. ECONOMIC ANALYSIS

The material cost estimate assumptions used in the overall economic analysis are reported in Item 21.

22.1. LOM PROCESSING

Table 22.1 provides an annual summary for the Process Plant operation and resultant metal production. Total ore tonnes processed is aligned with the Mineral Reserve estimate (i.e., includes no portion of Mineral Resources exclusive of Mineral Reserves). Metallurgical recoveries are based on the recovery formulae discussed in Item 13.

Table 22.1: Processing Schedule

Item	Units	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Ore Processed	Mt	6.5	6.5	6.5	6.5	6.5	6.5	6.5	6.5	6.5	6.5	6.5	5.0	76.5
Grade (Au g/t)	g/t	3.18	2.68	3.22	3.29	3.35	3.31	3.13	2.17	2.06	2.08	1.31	2.66	2.70
Ounces Extracted	Koz	661	561	673	689	701	693	654	454	430	435	273	425	6,649
Recovery (% Au)%		82.4%	81.4%	87.1%	85.1%	83.7%	84.7%	86.8%	76.2%	81.4%	80.1%	71.6%	84.4%	82.9%
Ounces Recovered	Koz	545	456	586	586	587	587	568	346	350	349	195	359	5,514
Carbon Fines	Koz	12	8	6	6	5	5	5	5	5	5	5	15	80
Au Poured	Koz	556	464	592	592	592	592	572	351	355	354	200	373	5,594
Au Sold	Koz	560	500	490	50	595	595	570	350	360	350	200	377	5,627

22.2. LOM CASH FLOW FORECAST

Based on a gold price of $1,350 per ounce, silver price of $17 per ounce and exchange rate of 70 KGS/USD, as assumed for the Mineral Reserve estimation process, the LOM physicals and all the capital, operating, and transport cost estimates have been used to estimate the net cash flow for the Kumtor Mine from 2020 to the end of 2031 to be $1,961M as shown in Table 22.2. The after-tax NPV, on the same basis, at a discount rate of 5% is $1,552M. These economic results support the Mineral Reserve estimate summarised in Item 15.

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Table 22.2: Estimated Cash Flow Summary

Description		Units	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Gold Sales		Ounce	560	490	590	590	595	595	570	350	360	350	200	377	5,627
		(‘000)
Gold Price	$		1,515	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,364
Gold Sales Revenue	$	Millions	848	662	797	797	803	803	770	473	486	473	270	509	7,689
Net Refinery fees	$	Millions	(0)	(2)	(2)	(2)	(2)	(2)	(2)	(1)	(1)	(1)	(1)	(1)	(18)
Net Gold Sales Revenue	$	Millions	848	660	794	794	801	801	768	471	485	471	269	508	7,671
Operating costs	$	Millions	133	182	255	154	138	191	243	183	364	144	141	156	2,284
Mandatory Contributions	$	Millions	21	15	16	7	7	7	7	6	6	6	5	6	106
Working Capital	$	Millions	12	(12)	1	1	1	1	1	(45)	(19)	(1)	(1)	44	(14)
Capital Costs	$	Millions	88	160	68	73	62	52	55	58	41	11	7	5	681
Capital Stripping	$	Millions	150	216	142	239	257	202	144	201	—	—	—	—	1,552
14% Revenue Based Taxes	$	Millions	119	92	111	111	112	112	107	66	68	66	38	71	1,074
Reclamation Funding	$	Millions	6	6	6	6	4	—	—	—	—	—	—	—	28
Net Cash Flow	$	Millions	320	1	196	203	219	235	209	2	25	246	79	226	1,961
Cumulative Net Cash Flow	$	Millions	320	321	516	719	938	1,174	1,383	1,385	1,410	1,656	1,735	1,961
All-in sustaining costs per oz	$		781	1,023	746	857	858	760	687	1,336	689	839	1,158	480	828
Net Present Value $ Millions		Discount Rate
$1,961		0%
$1,552		5%
$1,374		8%

Note: 2020 gold price is the average of actual for Q1-Q2 and USD1,350/oz gold for Q3 and Q4.

22.3. SENSITIVTY ANALYSIS

Table 22.3 to Table 22.5 summarise sensitivities to gold price, change in cost estimates and currency fluctuations to the USD, respectively.

Table 22.3: Sensitivity of NPV to Gold Price

NPV $ millions	Sensitivity to Gold Price at 0%, 5%, and 8% Discount Rates
Discount Rate Gold Price ($/ounce)	0%	5%	8%
-20%	$738	$579	$512
-10%	$1,349	$1,067	$945
$1,350	$1,961	$1,552	$1,374
+10%	$2,572	$2,035	$1,800
+20%	$3,184	$2,519	$2,227

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Table 22.4: Sensitivity of NPV (5%) to the Impact of Change in Total Operating and Capital Cost Estimates

NPV $ millions	Sensitivities to costs at $1,350/oz gold and 5% Discount Rate
Variable	Operating Costs	Capital Costs
-20%	$2,137	$1,660
-10%	$1,844	$1,606
Base Case	$1,552	$1,552
+10%	$1,258	$1,497
+20%	$964	$1,443

Table 22.5: Sensitivity of NPV to the Impact of Change in Exchange Rate

NPV $ millions	Sensitivity to FX at 0%, 5% and 8% Discount Rates
Discount Rate FX (KGS/USD)	0%	5%	8%
-20%	$2,145	$1,698	$1,503
-10%	$2,042	$1,617	$1,431
70.00	$1,961	$1,552	$1,374
+10%	$1,894	$1,498	$1,327
+20%	$1,838	$1,454	$1,287

Figure 22.1 provides a comparison of the sensitivity of NPV (at 5% discount rate) for the various parameters for +/-10% and +/-20% changes from the base case valuation at $1,350/oz gold. The most significant sensitivity is to gold price followed by operating cost, both for increases and decreases, with exchange rate and capital cost causing relatively much less sensitivity.

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Figure 22.1: Comparison of Sensitivities

Note: SOM FX relates to the Kytgyz Som to USD exchange rate sensitivity.

22.4. TAXATION AND OTHER MANDATORY CONTRIBUTIONS

The Restated Investment Agreement establishes a comprehensive tax regime for the Kumtor Mine. Except for the payments set out below, the Kumtor Mine is exempt from all other present and future taxes.

Except as expressly provided otherwise in the Restated Investment Agreement, the rates, amounts and other terms of any taxes or other payments are not subject to any future change in legislation or treaty provisions which would be more burdensome to the Kumtor Mine or Centerra. The Kumtor Mine and Centerra are entitled to benefit from any generally applicable future change in legislation or treaty provisions with respect to taxes or other payments payable under sections (2), (7), (8), (10), and (11) below which is beneficial to any of them. To the extent any such rates, capped by the provisions of sections (2), (7), (8), (10) and, (11), are decreased due to a change in legislation, they can be increased by a future change in legislation, provided that any such increased rates from time to time shall not exceed the rates in effect on April 24, 2009.

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The taxes provided for in the Restated Investment Agreement are as follows:

1.	A tax on gross revenue of 13%, payable monthly (the “Gross Proceeds Tax”).

2.

A contribution of 1% of gross revenue to the Issyk-Kul Oblast Development Fund (the “Issyk-Kul Contribution”). Together, this and the tax on gross revenue constitute the 14% revenue-based taxes in Table 22.2.

3.	Customs administration fees at generally applicable rates, which are not to exceed those rates in effect on April 24, 2009.

4.

An annual payment of 4% of gross revenue against which all capital and exploration expenditures in the Kyrgyz Republic are fully credited, with expenditures not required for credit in any particular year carried forward for credit in future years.

5.	An environmental pollution charge of $310,000 per year.

6.	A land-use and access fee of $1,250,000 per quarter, against which the Gross Proceeds Tax and Issyk-Kul Contribution are credited in full.

7.	Sales tax at generally applicable rates on goods and services purchased in relation to the Kumtor Mine.

8.	Value added tax at generally applicable rates on goods and services purchased by KGC, except for goods and services imported in relation to the Kumtor Mine.

9.	Generally applicable fees for licences, registrations, travel visas and other fees for discrete government services, provided that such fees shall not exceed those in effect on April 24, 2009.

10.

Payroll deductions for all employees is subject to Kyrgyz income tax and contributions to the Social Fund of the Kyrgyz Republic in respect of employees who are Kyrgyz citizens, in each case at generally applicable rates.

11.	Excise taxes at generally applicable rates except on goods imported in relation to the Kumtor Mine.

The Kumtor Mine is exempt from certain other obligations, including the following:

1.

All withholding obligations with respect to payments to third parties, but such third parties are not exempt from the relevant taxes to which the withholding would otherwise have related, subject to the benefits provided to such third parties in any applicable international treaties.

2.	Taxes with respect to intra-group transactions, including for services, dividends, interest and other distributions or transactions.

3.	Customs duties in relation to imported goods.

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Effective June 6, 2009, the management fee payable to Kyrgyzaltyn is fixed at $1 per ounce, inclusive of any taxes.

On September 11, 2017, Centerra and Kumtor Gold Company entered into the Strategic Agreement on Environmental Protection and Investment Promotion with the Government of the Kyrgyz Republic (the “Strategic Agreement”). Upon completion of the Strategic Agreement in August 2019, KGC committed to the following additional contributions:

1.

Lump sum payments of (a) $50 million to a new Kyrgyz Republic Nature Development Fund (the “Nature Development Fund”), (b) $10 million to a new Kyrgyz Republic Cancer Care Support Fund, and (c) $10 million to a new Kyrgyz Republic Social Partnership for Regional Development Fund (the “Regional Development Fund”). Each of these payments were made during the period from 2017 to 2020.

2.	Monthly contributions to the Regional Development Fund equal to 0.4% of the Company’s gross revenues.

3.	Annual contribution of USD3.7 million to the Nature Development Fund.

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23. ADJACENT PROPERTIES

The Karasai-Koendinskaya exploration license, previously owned by KMC, is immediately south of Kumtor and is owned by DEAM, a Turkish company.

The Akbel License, southwest of Kumtor, belongs to a private Canadian company, which has undertaken limited exploration activities.

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24. OTHER RELEVANT DATA AND INFORMATION

24.1. RISKS AND MITIGATION

Key Risks

The following Table 24.1 presents a summary of the key risks identified throughout this Report that could materially affect the Kumtor Mine mineral resource and reserves and mine operations in areas such as project economics, permitting, safety and life of mine if not properly mitigated.

The management of the identified key risks are undertaken as part of the broader risk management program detailed below.

Ongoing Management of Risk

The Kumtor Mine participates in the Centerra Gold Inc. Enterprise Risk Management (ERM) program which has been implemented to ensure risk-informed decision making throughout the organization. The program is based on leading international risk management standards such as ISO 31000 as well as industry best practice. It employs both a bottom-up and top-down approach to identify and address risks from all sources that threaten the achievement of company objectives. Each operating site and project is responsible for identifying, assessing, treating and monitoring risk. These risks and their mitigation actions plans are recorded in a site risk register. Efforts are coordinated by appointed “Risk Champions” who facilitate the process to ensure consistency and continuity. Centerra’s Corporate office-based Risk & Insurance Team is responsible for providing the requisite tools, guidance, oversight and strategic direction for the ERM program. The risk management program at Centerra considers the full life of mine cycle from exploration through to closure. All aspects of the operation, environment and our stakeholders are considered when identifying risks. As such, the risk program encompasses a broad range of risks including technical, financial, commercial, social, reputational, environmental, health and safety, political and human resources related risks. The Board of Directors for Centerra has created a Risk Committee whose mandate is ERM governance and oversight. The VP Risk & Insurance at Centerra prepares and presents a quarterly report for the Risk Committee on the key strategic, operational, project and exploration risks, as well as other emerging risks.

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Table 24.1: Key Risks

RISK RATING:	Priority Attention (PA)	Active Management Required (AMR)	Diligent Monitoring (DM)	Monitor / Manage as Appropriate (MMA)
Risk Category	Risk Description	Risk Rating	Mitigation Strategy
Government Relations / Political Risk	Political risks (i.e., regulatory changes, government instability, community discord, resource nationalism) may lead to increased operating costs, permitting delays, litigation, business interruption or in the worst case, expropriation and loss of all or part of the asset.	PA

•  2009 Restated Investment Agreement with the Kyrgyz Republic Government contains contractual protections for Centerra’s investment in Kumtor.

•  2017 Strategic Agreement was a comprehensive settlement of historical issues related to Kumtor.

•  Centerra and KGC maintain close contact with the Kyrgyz Republic Government.

•  KGC to continue to make contributions to various Kyrgyz Republic development and community funds providing operations continue in accordance with the Kumtor Mine Agreements and the Strategic Agreement.

•  Regular communications with the Government and communities regarding potential mine life extensions and exploration.

Environment	Non-compliance with key licenses MAC and MAD leads to fines, penalties and potential shut down of operation by the Authorities.	AMR

•  Regular monitoring.

•  Equipment maintenance.

•  Database warning system.

•  Experienced operators.

•  Regular studies of the hydrobiology.

•  SOPs.

•  Qualitative and quantitative analysis of the biodiversity.

•  A human health and ecological risk assessment prepared by a third-party consultant indicates low to high impact on environment in the different scenarios.

•  New Sewage Treatment Plant (STP) construction underway.

•  ETP capacity to be upgraded, completion expected Q1 2021.

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Risk Category	Risk Description	Risk Rating	Mitigation Strategy
Health & Safety	Adverse operational and financial impacts of the COVID- 19 Pandemic including disruptions on projects and activities due to changes in Government emergency regulations, employee absences, global supply chain disruptions, information technology system constraints, community interventions, market volatility and overall economic uncertainty.	AMR

•  Pandemic & Crisis Management Plan.

•  Screening and Health Monitoring of Employees & Contractors / Workplace Cleanliness.

•  Working Remotely / Virtual Meetings / Shift Changes / Reductions to essential services only, where possible.

•  Social Distancing and dramatic increase in location hygiene protocols.

•  Supply chain – Inventory management of consumables / identify alternate sources.

•  Scenario planning / economic modelling / reviewing shut down protocols.

•  Disclosures / news releases, as appropriate.

Mining	Pit Wall Instability including potential for West and North- West Wall Movement and North-East Wall Failures.	AMR

•  Ongoing Monitoring and Warning System.

•  KGC retains consultants to carry out stability assessment of all cutbacks.

•  Piezometers installation for water level monitoring.

•  Local consultants from LUGO and monitoring data analysis.

•  Drilling of vertical and horizontal holes in areas of known issues and/or known geotechnical risks. The holes are targeted on the main faults for monitoring and further interception of ground water.

•  Identify and refine locations of the main structural faults and extension of the geotechnical model with additional geotechnical drilling.

Mining

Delayed Access to Cutback20 high-grade ore from Q4-2021 to early 2022 due to reduced mine production as a result of: Mine operation suspension (Dec. 2019 & Jan. 2020) due to the Lysyi WRSF incident, COVID restrictions and increased waste rock haulage distances prior to the permit for Lysyi WRSF being approved.

Lack of haul trucks leading to parking of 3 shovels.

AMR

•  Lysyi WRSF Stability Study by local engineers completed and submitted.

•  Approval from Government experts on subsoil and safety received. Awaiting Government environmental review and approval to allow dumping in Q3.

•  Updated mine plan utilizing the latest block model which include higher grades in the Cutback20 and Cutback21 phases as well as the cutback Hockey Stick area. Purchase of new and used 789s trucks to add additional haulage capability.

•  Redesign of Cutback20 accessing the higher grade completed.

•  Increase focus on truck productivity, utilization, speeds, and payloads ongoing.

Environment	Potential failure of the natural moraine dam at Petrov Lake resulting in loss of life, production reductions or interruptions, reputational damage, and severe long-term environmental degradation.	DM	• Reduce water volume in Petrov Lake. • Improve stability of Petrov Lake moraine deposit. • Monitor Petrov Glacier mass balance and water discharge. • Erosion resistance downstream of the moraine dam.

Geology & Mineral Resource	KS2020 resource model is not yet verified by actual mining.	DM

•  Ongoing reconciliation to grade control model and declared ore mined.

•  In-fill drilling in identified areas.

•  Reconciliation declared discrepancies to be back allocated to the KS2020 LOM block model.

•  Stockwork zone to be drilled with the in-fill drilling due to its complexity, lack of the sufficient drilling coverage and discrepancies with the former soviet era drill holes.

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Risk Category	Risk Description	Risk Rating	Mitigation Strategy
Health & Safety	Injuries and/or death of employees/contractors impacting ability to operate.	DM

•  Engagement of external safety expert to implement program for management of fatality risks.

•  Critical Controls Management program implemented for 10 identified key health and safety risks.

•  Supervisor and employee safety training including Centerra ‘Work Safe Home Safe’ and ‘Visible Felt Leadership’ (VFL) programs.

•  Job Hazard Assessments (JHAs) conducted on all activities prior to commencement.

•  Ongoing site inspections.

Mining	Water inundation of Pit preventing mine production.	DM

•  Periodic audit of existing and planned pit dewatering systems by a consultant.

•  Dewatering system in operation.

•  Snow/glacier melt model developed for pump planning.

•  Additional pumps to provide the required back-up.

•  Scheduling mine production from pit bottom benches for cold seasons (when possible).

Mining	Loss of/reduced process plant function due to process plant foundation failure due to further permafrost deterioration and mining of adjacent pit walls.	DM

•  NW wall supporting buttress remains in place until end of LOM (2031).

•  Periodic stability and deformation assessments by external consultants.

•  Enhanced monitoring system.

•  Stabilization of foundation movements by means of grout injections (ongoing).

Mining	WRSFs deformation during operations, closure and post-closure phases may lead to their use being reduced or stopped entirely due to risk to personnel, environment or property, adversely impacting the LOM plan and economic performance.	DM

•  Adhere to construction sequence per specialist consultant recommendations.

•  Continue regular monitoring and install piezometers, inclinometers and thermistors.

•  Analyze dumps displacement, compare to forecast, take corrective actions per Trigger Action Response Plan.

•  Mandatory stability assessment at end of year and final WRSFs configurations.

•  Mine plan revisions reviewed by selected QP of all WRSF related data (plans, volumes, monitoring data).

•  Implementing WRSFs dewatering measures.

•  Review application of additional monitoring measures.

Mining	Glacial Ice Movement in south, south east and east arms of the Davydov Glacier leading to negative implications on the mine plan, cash flow and potential early closure.	DM

•  Detailed planning for ice-retaining buttress construction and ice relocation.

•  Unloading of ice to reduce the pressure on the buttress.

•  Dewatering the contact zone.

•  Periodic third-party review.

•  Continued real-time monitoring.

Permitting/ Regulatory	TSF Permitting for dam elevation raises required per the LOM plan may be delayed/denied leading to additional capital costs and potential business interruption.	DM

•  Complete stability analysis on TSF dam raise design and construct according to specialist consultant recommendations.

•  Ongoing monitoring of data from piezometers and inclinometers installed in the dam.

•  Meet/exceed Kyrgyz and international design standards.

•  TSF dam construction QA/QC.

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Risk Category	Risk Description	Risk Rating	Mitigation Strategy
Permitting/ Regulatory	Permitting of South Arm in- pit buttress relocation.	DM

•  Ongoing communications with the applicable regulatory authorities.

•  The relocation of the Davydov Glacier South Arm in-pit buttress is subject to ongoing review by third party experts in terms of geotechnical and industrial safety, environmental safety and subsoil protection.

•  Designs submitted to the Government for further review by their panel of experts.

Processing	Double refractory ore causing reduced metallurgical recovery.	DM

•  Geometallurgical studies for varying ore types.

•  Blending ores to reduce effect of preg-robbing ore.

•  Tower mills being added for increased fine grinding capacity.

•  Ongoing optimization of process plant flowsheet.

Site Infrastructure	Availability of electricity impacts operating costs and/or results in temporary shut downs.	DM

•  Conducting assessment of existing electrical infrastructure (powerline, substations, etc.) to identify problem areas to plan/initiate repair work and any required relocation.

•  Fiber-optic cable to be lowered by 2 m to prevent accidental contact and shorting.

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25. INTERPRETATION AND CONCLUSIONS

The QPs of this Technical Report have the following interpretations and conclusions.

25.1. GEOLOGY AND MINERAL RESOURCES

•	The geology of the deposits and controls of mineralization continue to be refined:

•

The Kumtor District, including Central, Southwest, Sarytor, and Northeast Deposits, is hosted by Upper Proterozoic–Lower Paleozoic metasedimentary rocks, primarily strongly folded and schistose carbonaceous quartz sericite schists or phyllites with a large proportion of faulted and sheared rocks.

•

The geologic section at Kumtor is structurally overturned and includes allochthonous metasedimentary rock sitting on top of autochthonous Cenozoic sedimentary rock as a result of thrusting associated with continental collisions. These thrusts include the Kumtor Lower, Black, Kumtor Upper and Lysyi thrusts which divide the sedimentary package into four district-wide units (Unit 0, Unit 1, Unit 2, and Unit 3).

•

Unit 0 hosts oxide gold mineralization; Unit 1 hosts limited sulphide gold mineralization (primarily at the Northeast Deposit); Unit 2 hosts the bulk of the sulphide gold mineralization resources and reserves; and Unit 3 is largely barren.

•	Dispersed gold mineralization is present in Cenozoic rock.

•

Sample preparation and QA/QC protocols and procedures, as well as gold fire assay methods (Au FA) used by KGC, meet industry best practices and samples are kept and transported in a secure manner and are representative of the deposit.

•

Gold fire assays are carried out in a well-maintained facility at SAEL which is operating according to international standards (shown by round robin testing) and provides gold assays that meet the requirements of ISO 17025:2008 and ISO 9001:2005 certification.

•	The assay database is securely maintained, has been subjected to an appropriate level of validation and verification, and is suitable for use in the estimation of Mineral Resources.

•

The updated interpretation of mineralized domains demonstrates excellent continuity of much of the sulphide gold mineralization (between the Lysyi Fault and the Kumtor Upper Thrust) and somewhat more complex distribution of the footwall sulphide mineralization between the Kumtor Upper and Black thrusts.

•	The deposit, particularly within the Central Pit area of the Stockwork zone, remains open down dip and exhibits a consistent width.

•

The resource estimation assumptions, parameters, and methodology are defined to represent the nature of each orebody within the Central Pit (being Hockey Stick, SB, Saddle and Stockwork) and Sarytor and Southwest Pits, and are appropriate for Mineral Resource estimation and consistent with the style of mineralization and mining method.

•

The grade capping of outliers was defined by multiple approaches such as probability plots, histograms, and statistical analysis. The capping levels were determined with relatively high confidence and adequately represent the style of mineralization and grade populations.

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•

The grade interpolations were carried out using conventional methods, being OK, and Inverse Distance squared and cubed (ID2, ID3), which are all commonly used in the gold mining industry for resource estimation.

•	Based on block model validation using swath plots and statistical analysis, the final choice between OK and ID2/ID3 grade interpolation was made for resource estimation of each deposit.

•	Resource estimation inaccuracy risk is related to areas of lower drilling density and/or where Soviet era drilling is dominant. In-fill drilling is planned to address this issue.

•	Mineral Resources are reported exclusive of Mineral Reserves and are estimated effective 1st July 2020 as follows:

•	Open pit Measured and Indicated Mineral Resources total 25.5 Mt averaging 2.78 g/t Au and contain 2.3 Moz gold.

•	Open pit Inferred Mineral Resources total 20.9 Mt averaging 1.97 g/t Au and contain 1.3 Moz gold.

•	Underground Inferred Mineral Resources total 13.1Mt averaging 7.46 g/t Au and contain 3.1 Moz gold.

•

The Mineral Resources have been estimated in conformity with CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines and are reported in accordance with the Canadian Securities Administrators’ NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

25.2. MINING AND MINERAL RESERVES

•

Total Proven and Probable Mineral Reserves as of 1st July 2020 are estimated to be 73.3 Mt averaging 2.66 g/t Au and contain 6.27 Moz gold. Ore mining and processing operations are planned to continue until 2031.

•	Opportunities for further Mineral Reserve increase are constrained by existing infrastructure (such as the process plant) and the topography to the south of the ultimate Central Pit.

•

The Kumtor Mine operation will continue to mine at a relatively high strip ratio, averaging a waste-to-ore tonnage ratio of 27.2 to 1. Peak mining rates of approximately 205 Mt/year are planned to occur over the period 2021-2028.

•

Ongoing management of meltwater from glaciers, glacier movement and open pit rock mass conditions is required to ensure safe, uninterrupted and efficient mining operations at Kumtor. Since the start of mining operations, Kumtor personnel (supported by consultants) have established monitoring and mitigations to deal with these issues, all of which continue to be improved as knowledge and operating experience accrues.

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25.3. METALLURGY AND PROCESSING

•

Historically, the overall metallurgical recovery of gold in the Kumtor processing plant has averaged 79.4%. With current knowledge, the LOM plan annual metallurgical recoveries are expected to range between 71.6% and 87.1%, depending on the head grade and metallurgical characteristics of the ore feed to the process plant, averaging approximately 82.9%. Work continues at the Kumtor Mine on implementing strategies to improve gold recoveries.

•	Regarding metallurgical testing and recovery estimates:

a.	metallurgical test work completed to-date has been appropriate to establish the appropriate processing flowsheet for Kumtor ores.

b.	historical process plant operating data demonstrates the reliability of the recovery models.

c.	metallurgical testing data for ore scheduled to be processed in the LOM plan indicates that the current recovery models and processing methods are appropriate.

d.	samples used to generate the metallurgical data have been representative and support the estimates of future performance.

•

Metallurgical testwork has demonstrated that finer grind and additional leach capacity in the flotation tailings leach circuit improves overall gold recovery, the benefits of which are incorporated for this Report. KGC intends to proceed with implementation of these process changes.

•	With the exception of graphitic carbon in the ore, KGC is not aware of any processing factors or deleterious elements that could have a significant impact on potential economic extraction.

•

The occurrence and distribution of natural graphitic carbon in the ore body is not presently fully defined and not included in the updated Mineral Resource model. High levels of graphitic carbon pose risk to metallurgical recovery as was experienced in September to November 2014. Further drilling and metallurgical testing is planned to provide additional information.

25.4. GEOTECHNICAL

•

There are no unmanageable geotechnical issues for the smaller Southwest and Sarytor Pits that will be mined over the period 2020-2027. The final Southwest and Sarytor Pits will coalesce into a single pit and advance upstream the Sarytor Glacier valley in 2023 when the glacier mass balance model estimates that this glacier will have retreated further upstream to a position behind the planned pit crests.

•

Pit wall stability is strongly influenced by the level of water saturation of the rock, with dry conditions being more stable than saturated conditions. Installation and operation of dewatering systems comprised of a combination of deep wells and horizontal drains will continue to be required to mitigate the effects of high groundwater seepage and/or pressure from the nearby glaciers. In addition, a network of vibrating wire piezometers and thermistors will continue to be used to monitor and confirm the achieved depressurization of the highwall areas.

•

Structural wall mapping and additional geotechnical drilling will be continued over the LOM to identify and confirm the occurrence and orientation of faults and foliation sets used in the pit slope design for the LOM plan.

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•

Geotechnical information and monitoring surveys gathered for the northwest wall of the Central Pit will be used to validate the current stability model of the slope located adjacent to the process plant.

•

Impact of glaciers on mining operations includes the movement of ice toward pits and production of meltwater from snow and glacier melt. Current and predicted movement rates of glaciers indicate low velocities with potential short-term high velocities due to pit expansion and continued negative glacier mass balances. Ice flow from the Davydov Glacier into the Central Pit is expected to be controlled by ice removal, rock buttress relocation, and control of water flow and pressures in the glacier bed as in the past.

•

Current and projected continuing negative glacier mass balance indicates that the risk of increased melt rates and volumes will need to be mitigated to minimize the potential impacts on pit operations, Petrov Lake conditions, and glacier movement rates.

•

Buttress # 2 will need to be built upstream of the existing buttress, located in the southwest wall of the Central Pit, to manage ice movements towards the pit from the South Arm of the Davydov Glacier.

•

The LOM plan requires waste rock to be deposited in WRSFs located in the Davydov, Sarytor, and Lysyi Valleys. The WRSFs are on top of permafrost, fine-grained moraine soils (basal till) and clay, with high ground ice content within the Davydov and Sarytor Valleys and to a lesser extent the Lysyi Valley. Based on past ground behaviour and performance monitoring to-date, continued deformation of the WRSFs has been incorporated into their design. Additionally, wide platforms have been incorporated to the design to improve the WRSFs’ stability. However, should they become sufficiently unstable, their use should be reduced or stopped entirely. Such circumstances could adversely impact the LOM plan and economic performance of the Kumtor Mine operation.

•

WRSF stability is strongly influenced by the water levels and pore pressure in the soils foundation (till and clay) at the toe. Installation and operation of dewatering systems comprising pumping wells will be required to mitigate the effects of excess pore pressure at the WRSFs toes.

•

A comprehensive site investigation campaign, laboratory tests and geotechnical instrumentation installation is being carried out on the three WRSF locations. The geotechnical and monitoring data/information being gathered for the current WRSFs behaviour will be used to validate the current stability models of the WRSFs.

•	Based on the geotechnical assessments referenced in this Report, the current tailings dam, shear key and buttress are performing as designed.

•

The currently approved ultimate crest elevation of the tailings dam is 3,677.5 m, and studies are underway to assess raising the dam to an ultimate crest elevation of 3,682.0 m to increase the TSF storage capacity for the estimated Mineral Reserve. The static and seismic stability and creep deformation analyses currently in progress show that the dam could be safely raised by the 4.5 m beyond its currently approved final elevation, based on current knowledge of the dam and subsurface conditions. Additional analyses and geotechnical investigations are required for the final design, which include reassessment of the TSF diversion channels, numerical modelling of the tailings dam, drilling, geophysical profiling, and test pit excavations; all of which are planned for completion in 2021.

•

Due to permafrost degradation, the potential for a Petrov Lake outburst flood increases, which has the potential to affect the long-term stability of the toe of the TSF dam. Petrov Lake lowering, which has been initiated, will reduce this risk significantly and additional

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assessments and mitigations are being carried out that will further reduce and mitigate this hazard to the TSF dam.

•

The Kumtor Mine process plant foundation has been subject to settlement from March 2019 due to underlying ground conditions induced by permafrost degradation, water infiltration and adjacent mining. A series of remedial measures that include ground improvement techniques and current cessation of adjacent mining operations will continue to be implemented and the foundation monitored to ensure the ability of the process plant to function effectively.

25.5. POLITICAL

•

The Kumtor Mine is subject to significant political and legal risk. Starting from 2012, there have been requests to renegotiate the agreements governing the Kumtor Mine, calls for nationalization of the Kumtor Mine, regulatory agencies making claims for alleged environmental damages, court actions commenced by the Kyrgyz Republic General Prosecutor to rescind previously granted land use rights to Kumtor, and delays in obtaining necessary permits and approvals. While these specific matters have been resolved with the completion of the Kumtor Strategic Agreement in 2019, there remains a risk that similar or additional claims or requests for additional economic rents may arise in the future. In addition, certain matters, including obtaining necessary permits and approvals, must be repeated on an annual basis which poses additional political risk for the continued operation of the Kumtor Mine.

•

The Kyrgyz Republic is also subject to risks of political instability. Revolutions in 2005 and 2010 overthrew governments and, most recently, the results of a parliamentary election held in October 2020 were cancelled following allegations of voting irregularities. A number of politicians and other officials have made statements regarding the Kumtor Mine and the Kyrgyz Republic’s indirect ownership of Centerra. There can be no assurance that demands to re-negotiate the economic and legal terms under which the Kumtor Mine operates will not arise. Such demands and any associated legal or other claims against the Kumtor Mine, KGC or Centerra could have a materially negative effect on Kumtor’s operations, cash flows and future prospects.

•

Centerra owns 100% of the Kumtor Mine through its wholly-owned subsidiary, KGC. The economic assumptions and projections in this Report are based on the existing agreements concluded in 2009, as supplemented by the Kumtor Strategic Agreement.

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25.6. ENVIRONMENTAL

•

KGC Health, Safety, Environment and Compliance Departments proactively work to ensure permits and licenses are received on a timely basis and remain current. However, delays have been experienced. Some permits that are updated annually remain outstanding as of the date of this Report and discussions are ongoing while operations continue.

•	KGC operations are subject to regular environmental audits by Kyrgyz and international groups and experts, as well as audits commissioned by Centerra and the EBRD.

•

As per KGC’s annual environmental reports, KGC is in material compliance with Kyrgyz legislation and good international industry practice, and specifically continues to be obligated to operate in material compliance with the standards applicable under the EMAP.

•	The KGC CCP was reviewed and updated during 2019 by international experts and was approved by the Board of Directors of KGC in 2020.

•

The ETP has insufficient treatment capacity, which is in the process of being increased, expected to be completed Q1 2021. The currently approved ultimate crest elevation of the ETP dams is 3,676.0 m, and studies are underway to determine how to raise these dams to the ultimate crest elevation of 3,682.0 m to maintain the same elevation as the TSF dam.

25.7. RISKS AND MITIGATIONS

The most significant technical risks relate to geotechnical issues including pit wall stability, deformation of WRSFs, glacial ice movement, and the stability of the process plant’s foundation. In addition, the project is subject to other political, legal, permitting, mining, metallurgical recovery, employee health & safety, and environmental risks.

The reader is referred to Item 24 for more details on identified risks and mitigation plans and actions.

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26. RECOMMENDATIONS

The QPs of this Technical Report have the following recommendations:

26.1. GEOLOGY AND EXPLORATION POTENTIAL

3D geological model improvements will necessitate:

•	Refinement of continuity of sulphide gold mineralization in less-developed blocks between well-established deposits along the Kumtor Trend.

•

Determination of overall continuity parameters, grade, and morphology of oxide gold mineralization along the Kumtor Trend, as well as intensity of oxidation, refractiveness and suitability for direct leaching.

•	Evaluation of the presence and geological setting of dispersed gold mineralization in Cenozoic sediments and its economic importance, including volume, grade, and morphology.

•	Continued exploration of inferred extensions of mineralization at distal northeast and southwest ends of the presently known Kumtor Trend.

•

Overall, ongoing exploration for both sulphide and oxide mineralization aimed at ultimately achieving mine life extensions. Cost estimates associated with this exploration are currently being developed.

26.2. MINERAL RESOURCES

•	Complete production reconciliation using industry best practises, identify any potential discrepancies with the updated resource model and adopt the required changes to the updated resource model.

•	Additional in-fill drilling program to improve resource model accuracy and potentially increase resource inventory, with particular focus on the lower portion of the Stockwork and Saddle zones.

•	Further modelling of the Northeast Deposit to add to future resource inventory.

•	Interpret and evaluate the potential of the oxide zone within the Kumtor Trend when sufficient drilling density has been achieved.

•	Create an updated underground resource block model for the Central Deposit using suitable parameters including the size of the cells (blocks) and grade estimation.

26.3. MINING AND MINERAL RESERVES

•	Finalise WRSFs stability assessments to enable the update of WRSF planning to finalise haul truck fleet estimates.

•	Assess the potential of backfilling some portion of the open pits to reduce WRSF and truck haulage requirements.

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•	Assess alternatives to truck haulage for waste rock transport including conveying.

•	Complete additional in-fill and expansion drilling programs to update the technical and economic aspects of the underground mining conceptual study.

•	A summary of the WRSF recommendations is provided in Item 16.3.

26.4. METALLURGY AND PROCESSING

•	Continue to drill and perform metallurgical testing to define the preg-robbing characteristics of the ore and associated stockpiles to allow good forecasting and mill feed control.

•	Continue the geo-metallurgical testing program to refine the metallurgical recovery curves and promote further understanding of ore properties through the LOM.

•	Continue to implement strategies to improve gold recoveries and associated economics.

•	Proceed with the implementation of the regrind tower mills and additional leach capacity in the flotation tailings leach circuit.

•	Evaluate additional leach capacity and finer grinding to improve recoveries if refractoriness of material increases or oxidized material requires processing.

•	Further refine the capital expenditure required to address aging process plant equipment.

•	Assess the potential of processing existing tailings from the TSF.

•	Assess constructing a new process plant to allow pit expansion into the area occupied by the existing process plant.

26.5. GEOTECHNICAL

•	Implement additional geotechnical drilling and related studies to validate the pit slope design assumptions used for the LOM plan.

•

Continue monitoring deformation of all pit walls with particular focus on the northwest wall of the Central Pit to refine the current stability analyses and further evaluate final wall Factors of Safety with respect to the crest distance to the process plant.

•

Continue monitoring and performing geotechnical analyses (including deformation analyses) of glacier ice flow towards the Central Pit, particularly in areas of historical waste rock deposition on glacier ice.

•

Relocate ice adjacent to the pit walls and construct engineered sumps in front of the excavated glacier ice to collect meltwater as required to ensure safe mining operations. The sumps are currently connected to dewatering pipes that divert the collected meltwater around and away from the open pits, with this configuration to continue for future sump designs.

•

Continue to use waste rock buttresses to manage ice movements towards the Central Pit from the various Davydov Glacier arms, as successfully done for the South Arm in 2014 and Southeast Arm in 2017. A second buttress (named Buttress # 2) has been designed and will be built upstream (to the south) of the existing buttress located in front of the South Arm to allow for the southern expansion of the Central Pit.

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•

Monitor ice temperatures in the terminus areas of the Sarytor, Lysyi, and Petrov Glaciers to evaluate potential for high flow rates with continuing negative mass balance and warming climate conditions.

•	GPR of the Petrov Glacier and possibly Sarytor and Lysyi Glaciers to provide input to the glacier flow models and evaluate the extent of warm and cold ice.

•	Investigation of temperature conditions leading up to high in-pit runoff events and using an energy balance approach to develop temperature triggers for early warning of high flow events.

•	Investigate the Albedo and dust deposition trends at the Sarytor Glacier to better understand the local effect of dust on glacier mass balance.

•	Continued (annual) terminus surveys for the Lysyi, Sarytor, and Bordoo Glaciers, and addition of the Petrov Glacier into the survey program.

•	Continue monitoring groundwater pressures in the Central, Southwest, and Sarytor pit walls to ensure effectiveness of the dewatering systems.

•	Continue drilling open pit depressurization wells and horizontal drains, where necessary.

•	Continue structural pit wall mapping to confirm local occurrences and orientations of faults and foliation to verify design assumptions.

•	Implement controlled blasting for final pit walls, including trim blastholes detonated to a free face, to minimize blasting damage to the rock mass.

•

Continue geotechnical investigations including instrumentation, monitoring, and analyses to assess the potential impacts of continued WRSF deformations to verify LOM waste deposition sequences, capacity assumptions and closure plans.

•	Continue monitoring groundwater pore pressure and water levels in the Lysyi, Central and Sarytor waste rock storages to ensure effectiveness of the dewatering systems.

•	Improve operational protocols if any large displacement or tension cracks are observed in the waste rock storage slopes (such as restrictions on traffic and day shift only use).

•	Continue the performance monitoring and inspections of the TSF, and carryout any required maintenance work.

•

Complete the required additional geotechnical and hydrotechnical analyses and site investigations that are required for the final design of the tailings dam raises to the currently proposed ultimate crest elevation of 3,682.0 m.

•	Complete the studies to determine how to raise the ETP dams to the currently proposed ultimate crest elevation of 3,682.0 m.

•	Continue to monitor Petrov Lake water level, Kumtor River flow rates, and temperatures and deformations of the Petrov Lake moraine dam to evaluate changes in the outburst flood hazard potential.

•	Continue remediation efforts and continue with cessation of adjacent mining operations to stabilise the process plant foundation.

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26.6. POLITICAL

•	Continue to maintain a positive relationship with the Kyrgyz Republic Government and regulatory authorities.

26.7. ENVIRONMENTAL

•	Seek approval of the annual mine plan and obtain a valid Ecological Passport.

•	As required, update the EMAP to reflect the maturing operations.

•	Continue the iterative updates of the CCP with the next version due in 2022.

•	Continue to regularly audit the environmental and health & safety management systems.

•

ETP capacity upgrades to be completed, expected Q1 2021, to increase treatment capacity to comply with the currently established MAD and reduce the concentration of metals including antimony in discharge water.

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27. REFERENCES

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BGC Engineering Inc., 2007

Creep Deformation Analysis of Ultimate Tailings Dam. Unpublished report submitted to Kumtor Operating Company, May 18, 2007.

BGC Engineering Inc., 2010a

Central Valley Waste Dump Design Concepts, Kumtor Mine, Kyrgyzstan. Unpublished project memorandum dated September 22, 2010.

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BGC Engineering Inc., 2012b

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BGC Engineering Inc., 2012c

Tailings Dam Shear Key and Toe Protection, Conceptual Risk Reduction Options. Unpublished draft memorandum submitted to Kumtor Gold Company, dated December 3, 2012.

BGC Engineering Inc., 2014

A Warning System for a Potential Moraine Dam Outbreak Flood at Petrov Lake, Kumtor Mine. Unpublished report submitted to Kumtor Gold Company, dated May 15, 2014.

BGC Engineering Inc., 2015

Ultimate Tailings Dam Creep Deformation and Stability Assessment – 2014 Update. Unpublished report submitted to Kumtor Gold Company, January 16, 2015.

BGC Engineering Inc., 2020a

Kumtor TMF, Water Balance Model. Unpublished report (Rev.1) submitted to Kumtor Gold Company, dated August 12, 2020.

BGC Engineering Inc., 2020b

Design of Kumtor Tailings Dam Raises to Ultimate Crest El. 3682 m. Unpublished draft report submitted to Kumtor Gold Company, dated May 28, 2020.

Bloom, Lynda, 2012

Technical notes regarding Kumtor’s assay laboratory. Unpublished report in two parts by Analytical Solutions Ltd. dated September 11, 2012.

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CH2M Hill Canada Ltd., 2015

Kumtor Mine: Tailings Dam Erosion Control and GLOF Protection Feasibility Study. Unpublished report submitted to Kumtor Gold Company, dated January 13, 2015.

Chernomorets S.S., Tutubalina O.V., Petrakov D.A., Lavrentiev I.I., Usubaliev R.A., Gelman R.N., Doronkin Y.I., Mikhayluykova P.G. 2012

Geophysical survey, mapping and glaciological assessment of Davydov Glacier in order to optimize ice removal activities for mining. Contract report (Service Agreement No. C-3221). Moscow: UCEGM. 76 p.

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Environmental Due Diligence: Kumtor Gold Mine, Kyrgyz Republic. Final Report dated October 22, 2012 and available from the Kumtor web site.

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Golder Associates Ltd., 2006

Risk Assessment of Kumtor Tailings Facility, Unpublished report submitted to Kumtor Gold Company, dated December 2006.

Golder Associates Ltd., 2019

Independent Tailings Review August 2019. Unpublished report submitted to Kumtor Gold Company, dated December 20, 2019.

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Golder Associates Ltd., 2020

Kumtor Mine Sarytor and Southwest Pits slope stability assessment. Final report prepared for Kumtor Gold Company. Golder Doc. No. 20143783-005-R-Rev0-2010. 25 August 2020.

Golder Associates Ltd., 2020a

Slope Stability Assessment of Hockey Stick Pushback. Final report prepared for Kumtor Gold Company. Golder Doc. No. 20143783-006-R-Rev0-2015. 8 September 2020.

Golder Associates Ltd., 2020b

Slope Stability Assessment of CB22. Final report prepared for Kumtor Gold Company. Golder Doc. No. 20143783-000-R-RevB-2012. 14 October 2020.

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Geodynamic settings of mineral deposit systems / Journal of the Geological Society, London. Vol.164, 2007. P. 19-30.

Institute of Biology and Soil of the Kyrgyz National Academy of Science, 2017

Study of Vegetative Cover of the Kumtor Mine and Barskaun Valley, Unpublished report submitted to Kumtor Gold Company, November 11, 2017.

Ivanov, S. M., Ansdell, K. M. & Melrose, D. L., 2000

Ore Texture and Stable Isotope Constraints on Ore Deposition Mechanisms at the Kumtor Lode Gold Deposit. In: Bucci, L.A. and Mair, J.L. (eds), Gold in 2000. Poster session extended abstracts, p.47-52.

Downloaded from http://homepage.usask.ca/~smi454/project/articles/golkd2000_ext_abs.htm

Ivanov, S. M. and Ansdell, K. M., 2002

Mineralization Styles and Fluid Evolution at the Kumtor Gold Deposit, Kyrgyz Republic: Textures, Stable Isotopes, and Fluid Inclusions. Geol. Ass. Can. Annual Meeting, Saskatoon 2002, Abstracts.

Ivanov S.M., Ansdell K.M., Melrose D.L.

Ore texture and stable isotope constraints on ore deposition mechanisms at the Kumtor lode gold deposit, in Bucci, L.A., and Mair, J.L., eds., Gold in 2000: Littleton, Society of Economic Geologists, Poster Session Extended Abstracts Volume, 2000. P. 47–52.

Jenchuraeva R.J., Nikonorov V.V., Litvinov P.

The Kumtor gold deposit // Paleozoic geodynamics and gold deposits in the Kyrgyz Tien Shan: IGCP-373 Field Conference Excursion Guidebook, 2001. P. 139–152.

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Kilborn Western Inc., 1993-1995

Kumtor Gold Project – Feasibility Study for Kumtor Gold Company. Unpublished document dated November 1993, updated April 1994 and May 1995.

Kumtor Gold Company

Monthly Production Reports from December 1996 to July 2020.

K.Z. Kurmanaliev et al.

Report on the prospecting-estimation operations in the Northeast and Sarytor areas of the Kumtor deposit and prospecting in the adjacent areas. Book 1. TGF. Bishkek, 1992.

Kyrgyzsuudolboor, 2018

Gradual Reduction of the Water Level in Petrov Lake, Issyk-Kul oblast, Stage I of Construction, Working Design. Unpublished report submitted to Kumtor Gold Company, dated 2018.

LUGO (Scientific and Designing Laboratory of Geotechnical Stability), 2020

Monitoring Data Review: Kumtor Mine Tailings Dam for the Period of October 1 to December 31, 2019. Unpublished report submitted to Kumtor Gold Company, dated January 20, 2020.

Mao, J., Konopelko, D., Seltmann, R., Lehmann, B., Chen, W., Wang, Y., Eklund, O., & Usubaliev, T., 2004

Postcollisional Age of the Kumtor Gold Deposit and Timing of Hercynian Events in the Tien Shan, Kyrgyzstan. Economic Geology, v.99, pp. 1771-1780.

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Independent Assessment of the Parliamentary Commission Report. Final Report – 23 September 2012.

Available on Kumtor website.

Redmond, D., Raponi, T. R. & Seto, J., 2009

Technical Report on the Kumtor Gold Mine, Kyrgyz Republic for Centerra Gold Inc. and Cameco Corporation. Filed on Sedar, dated December 16, 2009.

Redmond, D., Thalenhorst, H. & Seto, J., 2011

Technical Report on the Kumtor Mine, Kyrgyz Republic for Centerra Gold Inc. Filed on Sedar, dated March 22, 2011.

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NI 43-101 Technical Report on the Kumtor Mine, Kyrgyz Republic. Toronto: Centerra Gold Inc.

Seago, R., 2006a

Geological/Structural Appraisal of the North Wall Of Kumtor Open Pit, Incorporating Analysis of the July 13 2006 Slope Failure. Unpublished private report, SRK Consulting (UK) Ltd., for Kumtor Operating Company. Dated July 2006.

Seago, R., 2006b

Structural Geology Update of the Central Pit, Kumtor Mine Area, Kyrgyzstan. Unpublished private report, SRK Consulting (UK) Ltd., for Kumtor Operating Company. Dated December 2006.

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Seago, R., 2006c

Structural Geology Update of the SW Zone Open Pit, Kumtor Mine Area, Kyrgyzstan. Unpublished private report, SRK Consulting (UK) Ltd., for Kumtor Operating Company. Dated December 2006.

Seago, R., 2007a

Kumtor Open Pit Site Visit May 2007. Structural Geology of the Sarytor Area. Unpublished PowerPoint Presentation), SRK Consulting (UK) Ltd., for Kumtor Operating Company. Dated May 2007.

Seago, R., 2007b

Kumtor Open Pit August 2007 Review. Structural Geology of the Great South Pit. Unpublished PowerPoint Presentation), SRK Consulting (UK) Ltd., for Kumtor Operating Company. Dated August 2007.

Seago, R., 2010

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Telluris Consulting, 2006

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Telluris Consulting, 2007

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Telluris Consulting, 2009

Data Review and summary of current Geological Models for the Kumtor Mine, Kyrgyzstan. Characterization report 05-09. Unpublished report, dated May 2009.

Thalenhorst, H., Redmond, D., Raponi T.R., Vdovin, V., 2012

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Tolobekova, B., 2014

Kumtor Tailings Dam Monitoring Report for the period of January 1 to March 31, 2014 based on monitoring data analysis. Unpublished report by the Rock Mechanics and Reserves Development Institute under the Kyrgyz Academy of Sciences Geoservice Scientific and Designing Centre, dated April 14, 2014.

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Vasiliev, B.V. and Butenko, A.A., 2013

Controlled Water Level Drawdown in the Petrov Lake located in the Issyk-Kul Oblast of the Kyrgyz Republic. Volume 2: Technical and Economical Comparison of Options of Discharge Structures, Water Drawdown Mode. Unpublished report submitted to Kumtor Gold Company by Sevkavgiprovodkhoz OJS, dated 2013.

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TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

28.	GLOSSARY OF UNITS, ABBREVIATIONS, AND SYMBOLS

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Page 28-1

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

28.1. GLOSSARY OF UNITS

Symbol	Definition
‘	minute (angle)
%	percent
/	per
>	greater than
≥	greater than or equal to
±	plus/minus
º	degrees
Bt	Billion tonnes
C	Celcius
g	gramme
g/t	grammes per tonne
Ha	hectare
HQ	63.5-mm diameter core
ID2	Inverse Distance Squared
ID3	Inverse Distance Cubed
km	kilometre
km2	square kilometre
koz	thousand ounces
ktpd	thousand tonnes per day
kV	kilovolt
kW	kilowatt
kWh	kilowatt hour
M	million
m	metre(s)
m3	cubic metres
Ma	million years ago
masl	metres above sea level
mm	millimetre(s)
Mm3	million cubic metres
Moz	million ounces
Mt	million tonnes
Mt/y	million tonnes per annum
MVA	megavolt amp
MW	megawatt
oz	ounce(s) (Troy ounce)
ppm	parts per million
t	metric tonne
t/m3	tonnes per cubic metre
TOC	total organic carbon
µm	micrometre

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Page 28-2

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

28.2. GLOSSARY OF ABBREVIATIONS

Abbreviation	Definition
3D	Three-dimensional
AA	atomic absorption
AAS	Atomic absorption spectroscopy
AMEC	AMEC Foster Wheeler Environment & Infrastructure
ANFO	ammonium nitrate with fuel oil
APGO	Association of Professional Geoscientists of Ontario
ARCADIS	Arcadis NV
ASL	Analytical Solutions Ltd.
ANT	Agreement on New Terms
BGC	BGC Engineeing Inc.
BMY	Balykchy Marshalling yard
CCP	Conceptual Closure Plan
CDA	Canadian Dam Asssocaition
Centerra	Centerra Gold Inc.
Central Deposit	Central part of the Kumtor deposit
CH2MHill	CH2M Hill Canada Limited
CIL	carbon-in-leach
CV	coefficient of variation
E	east
EBRD	European Bank for Reconstruction and Development
EM	experimental electromagnetic
EMAP	Environmental Management Action Plan
EOR	Engineer of Record
ERM	Enterprise Risk Management
ETP	Effluent Treatment Plant
FA	fire assay
G&A	general and administrative
GDP	gross domestic product
GEMS©	Kumtor exploration database tool
GKZ	USSR State Committee on Reserves
Golder	Golder Associates Ltd.
GPR	ground penetrating radar
GPS	global positioning system
HDPE	high-density polyethylene
HSE	Health, Safety, and Environment
ICP MS	Inductively Coupled Plasma Mass Spectrometry
IGMR	Kyrgyz National Academy of Science
IKDF	Issyk-Kul Development Fund

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Page 28-3

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

Abbreviation	Definition
IP	induced polarization
JHA	Job Hazard Assessment
KGC	Kumtor Gold Company CJSC
KGS	Kyrgystani Som
KMC	Kumtor Mountain Corporation
KRIM	Kyrgyz Republic Institute of Rock Mechanics
Leapfrog	Leapfrog© Geology software
LOM	Life-of-Mine
LUGO	Research and Design Laboratory for the Stability of Geotechnical Facilities
MAC	maximum allowable concentration
MAD	maximum allowable discharge
N	north
NF TDEM	near-field time-domain EM method
NGO	non-governmental organization
NI 43-101	Canadian National Instrument 43-101 Standards of Disclosure for Mineral
Projects
NPV	net present value
OK	Ordinary Kriging
OREAS	Company that provides certified reference materials for assay
OSA	overall slope angles
PDAC	Prospectors and Developers of Canada
PEO	Professional Engineers Ontario
PRI%	Preg-Robbing Index
QA/QC	Quality assurance and quality control
QC	quality control
QP	Qualified Person
RC	reverse-circulation
RF	revenue factor
RM	reference material
SAEL	Stewart Assay and Environmental Laboratories, LLC
SAG	semi-autogenous grinding
SD	standard deviation
SECIA	Socioeconomic Closure Impact Assessment
SLR	SLR Consulting Ltd.
SMU	selective mining unit
SOP	standard operating procedure
SPMI, Russia	St. Petersburg Mining Institute
SRC	Saskatchewan Research Council, Canada
SRK Consulting	SRK

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Page 28-4

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

Abbreviation	Definition
STP	sewage treatment plant
the Strategic	Strategic Agreement on Environmental Protection and Investment Promotion with
Agreement	the Government of the Kyrgyz Republic
TSF	tailings storage facility
USD	United States Dollars
VEZ	vertical electrical sounding
VFL	visible felt leadership
VLF	very low frequency
WBM	water balance model
WE	water equivalent
WRSF	waste rock storage facility

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Page 28-5

TECHNICAL REPORT ON THE KUMTOR MINE, KYRGYZ REPUBLIC

28.3. GLOSSARY OF ELEMENTS

Symbol	Element
Ag	silver
As	arsenic
Au	gold
C	carbon
CaO	calcium oxide
CO2	carbon dioxide
Fe	iron
Hg	mercury
Mn	manganese
Mo	molybdenum
S	sulphur
Sr	strontium
V	vanadium
W	tungsten

Centerra Gold Inc. – Kumtor Mine Technical Report NI 43-101 Effective Date: July 1, 2020	Page 28-6